  As filed with the Securities and Exchange Commission on July 26, 2001


                                                Registration No. 333-61736


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                             AMENDMENT NO. 1


                                    TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                       Under the Securities Act of 1933

                               ---------------

                               ARIEL CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

        Delaware                        3571                          13-3137699
(State of Incorporation)    (Primary Standard Industrial           (I.R.S. Employer
                                Classification Code)            Identification Number)

                                2540 Route 130
                          Cranbury, New Jersey 08512
                                (609) 860-2900
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                               ---------------

                             Mr. Dennis Schneider
                            Chief Executive Officer
                               Ariel Corporation
                                2540 Route 130
                          Cranbury, New Jersey 08512
                                (609) 860-2900
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)

                               ---------------

                                  Copies to:

  Harold W. Paul, Esq.               David A. Makarechian, Esq.
    Paul & Rosen LLP                   Anna R. Rothbart, Esq.
  420 Lexington Avenue            Brobeck, Phleger & Harrison LLP
New York, New York 10017       Two Embarcadero Place, 2200 Geng Road
     (212) 661-2727                 Palo Alto, California 94303
                                           (650) 424-0160

                               ---------------

  Approximate date of commencement of proposed sale to the public: At the effective time of the merger of MAYAN Networks Corporation with and into the Registrant, which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to the closing of such merger.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


                               ---------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         [ARIEL CORPORATION LETTERHEAD]

       , 2001


Dear Ariel Corporation Stockholder:

   I am writing you today about our proposed merger with MAYAN Networks Corporation. As a result of the merger, MAYAN will merge with and into Ariel and shareholders of MAYAN will become stockholders of Ariel. If we complete the merger as proposed, each share of MAYAN common stock will be exchanged for shares of Ariel common stock. We will issue approximately 8,373,167 shares in the merger to MAYAN shareholders, option holders and warrant holders after giving effect to the one for 20 reverse stock split of outstanding shares of Ariel common stock. We will determine the number of shares of Ariel common stock for which each share of MAYAN common stock will be exchanged immediately prior to the completion of the merger in accordance with formulas specified in the merger agreement and described in the attached materials. Ariel common stock is traded on the Nasdaq National Market under the symbol "ADSP." The closing price for Ariel common stock reported on the Nasdaq National Market on
       , 2001, was $     per share.


   You will be asked to approve the merger agreement by and between Ariel and
MAYAN at a special meeting of Ariel stockholders to be held on        , 2001
beginning at       a.m., local time, at          . For the merger to go
forward, the holders of a majority of the outstanding shares of Ariel common stock entitled to vote at the special meeting must approve the merger agreement. The terms of the merger agreement provide that if the merger is approved and effected, Ariel's name will automatically be changed to "MAYAN Networks Corporation." By voting to approve the merger agreement, you are voting to approve this change in Ariel's name along with all other transactions or actions contemplated by the merger agreement. At the special meeting, you will also be asked to consider and vote upon amending Ariel's certificate of incorporation to increase the number of authorized shares of Ariel common stock and effect a reverse stock split approving the implementation of the 2001 Stock Incentive Plan under which 15,659,762 shares of Ariel common stock will initially be reserved for issuance and electing Ariel's current board of directors.



   We are very excited by the opportunities we envision for the combined company. The disinterested members of your board of directors have determined that the merger and all transactions contemplated by the merger agreement, including the change of Ariel's name to "MAYAN Networks Corporation" and the issuance of Ariel common stock in connection with the merger, are in the best interests of Ariel and its stockholders, and unanimously recommend that you approve the merger agreement. Your board of directors has obtained an opinion from Needham & Company, Inc., to the effect that, at the date of the opinion and based upon and subject to the qualifications, assumptions and limitations in the opinion, the exchange ratio set forth in the merger agreement is fair to Ariel from a financial point of view. Holders of Ariel common stock are urged to, and should read the opinion in its entirety. The disinterested members of your board of directors have also determined that the proposals to amend Ariel's certificate of incorporation, approve the implementation of the 2001 Stock Incentive Plan and elect Ariel's current board of directors are also in the best interest of Ariel and its stockholders, and unanimously recommend that you approve these proposals.

   You should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 18 of the joint proxy statement/prospectus.


                                          Sincerely,

                                          Dennis Schneider
                                          President, Chief Executive Officer
                                           and Director

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the securities of Ariel to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   This joint proxy statement/prospectus is dated           , 2001, and was
first mailed to Ariel stockholders on or about                   , 2001.

                               ARIEL CORPORATION
                                 2540 Route 130
                           Cranbury, New Jersey 08512
                                 (609) 860-2900

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        To be held on             , 2001

   We will hold a special meeting of stockholders of Ariel Corporation
beginning at      a.m., local time, on                 , 2001 at
                                                      for the following
purposes:

     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of March 28, 2001, by and between Ariel Corporation and MAYAN Networks Corporation, under which MAYAN will merge with and into Ariel with Ariel surviving the closing and Ariel will change its name to MAYAN Networks Corporation;

     2. To consider and vote upon a proposal to amend Ariel's certificate of incorporation to:

      . increase the number of authorized shares of common stock from 2,000,000 shares to 12,500,000 shares, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger; and


      . effect a reverse split of the common stock of Ariel, to be effective immediately prior to the effective time of the merger, in which each 20 outstanding shares of Ariel common stock will be combined into one share of Ariel common stock;


     3. To consider and vote upon a proposal to approve the implementation of the 2001 Stock Incentive Plan under which 15,659,762 shares of Ariel common stock will initially be reserved for issuance;


     4. To consider and vote upon a proposal to elect Ariel's current board of directors; and

     5. To transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

   We describe the merger, merger agreement, the proposed amendment to Ariel's certificate of incorporation and the proposed 2001 Stock Incentive Plan more fully in this joint proxy statement/prospectus, which we urge you to read carefully in its entirety.

   Only Ariel stockholders of record at the close of business on              ,
2001 are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

   Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, or call the toll-free telephone number or use the Internet by following the instructions included with your proxy card, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors

                                          _____________________________________
                                          Secretary

Cranbury, New Jersey
      , 2001

                               [MAYAN LETTERHEAD]

                                                                          , 2001

Dear MAYAN Networks Corporation Shareholder:

   I am writing you today about our proposed merger with Ariel Corporation. As a result of the merger, MAYAN will merge with and into Ariel and you will become stockholders of Ariel. If we complete the merger as proposed, Ariel will issue approximately 167,463,342 shares in the merger to MAYAN shareholders, option holders and warrant holders or 8,373,167 shares after giving effect to the one for 20 reverse stock split of outstanding shares of Ariel common stock, which will occur immediately prior to the effective time of the merger. The number of shares of Ariel common stock to be issued in the merger may be increased to the extent Ariel's third party transaction expenses exceed specified thresholds. We will determine the number of shares of Ariel common stock for which each share of MAYAN common stock will be exchanged immediately prior to the completion of the merger in accordance with formulas specified in the merger agreement and described in this joint proxy statement/prospectus. Ariel common stock is traded on the Nasdaq National Market under the symbol "ADSP." The closing price for Ariel common stock reported on the Nasdaq
National Market on         , 2001, was $     per share.


   You will be asked to vote upon the merger agreement at a special meeting of
MAYAN shareholders to be held on                , 2001 beginning at       a.m.,
local time, at                       . For the merger to be approved, the
holders of a majority of the outstanding shares of MAYAN common stock and the holders of a majority of the outstanding shares of MAYAN preferred stock must approve the merger agreement. Only shareholders who hold shares of MAYAN common
stock and preferred stock at the close of business on               , 2001 will
be entitled to vote at the special meeting.

   In addition, holders of MAYAN preferred stock are also being asked to convert their stock into MAYAN common stock pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation, which would result in the waiver of liquidation preferences in the merger and to terminate the Amended and Restated Investors' Rights Agreement dated as of November 1, 1999, the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of October 21, 1999 and the Amended and Restated Voting Agreement dated as of October 21, 1999, immediately prior to the closing of the Merger.

   We are very excited by the opportunities we envision for the combined company. The disinterested members of your board of directors have determined that the terms and conditions of the merger are advisable and in the best interests of MAYAN and you, and unanimously recommend that you approve the merger agreement and the merger, and if you are a holder of MAYAN preferred stock, that you convert your preferred stock into common stock as required in the merger agreement. Your board of directors obtained an opinion from Robertson Stephens, Inc., to the effect that, as of the date of such opinion and based upon and subject to the qualifications and limitations in the opinion, the shares of Ariel common stock to be received by the MAYAN Shareholders in exchange for each outstanding share of MAYAN common stock are fair to MAYAN's shareholders from a financial point of view.

   You should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 18 of the joint proxy statement/prospectus.

                                          Sincerely,

                                          John Tingleff
                                          Chief Financial Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the securities of Ariel to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   This joint proxy statement/prospectus is dated           , 2001, and was
first mailed to MAYAN shareholders on or about                   , 2001.

                           MAYAN NETWORKS CORPORATION
                                2115 O'Nel Drive
                           San Jose, California 95131
                                 (408) 392-9900

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        To be held on             , 2001

                               ----------------

   We will hold a special meeting of shareholders of MAYAN Networks Corporation
at       a.m., local time, on                 , 2001 at
                                                      for the following
purposes:

     1. For the holders of MAYAN common stock, voting as a class, and the holders of MAYAN preferred stock, voting separately as a class, to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 28, 2001, by and between Ariel Corporation and MAYAN Networks Corporation, under which MAYAN will merge with and into Ariel, and each outstanding share of MAYAN common stock will be converted into the right to receive shares of Ariel common stock; and

     2. For the holders of MAYAN preferred stock, voting separately by series of preferred stock, to cause the voluntary conversion of the preferred stock held by them into the common stock of MAYAN immediately prior to the effective time of the merger pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation.

   The disinterested members of your board of directors have determined that the merger is advisable and in the best interests of MAYAN and its shareholders, and unanimously recommend that you vote to adopt the merger agreement and approve the merger, and to approve the voluntary conversion of MAYAN's preferred stock into MAYAN common stock immediately prior to the merger.

   We describe the merger more fully in this joint proxy statement/prospectus, which we urge you to read carefully in its entirety.

   Only MAYAN shareholders of record at the close of business on              ,
2001 are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting.

   Your vote is important. To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, or call the toll-free number or use the Internet by following the instructions enclosed with your proxy, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it has been voted at the special meeting. You may vote in person at the special meeting even if you have returned a proxy.

                                          By Order of the Board of Directors

                                          _____________________________________
                                          Secretary
San Jose, California
       , 2001

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
QUESTIONS AND ANSWERS ABOUT THE MERGER...................................   1

SUMMARY..................................................................   3

ARIEL SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA....................  13

MAYAN SELECTED HISTORICAL FINANCIAL DATA.................................  14

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.....  16

RISK FACTORS.............................................................  18
Risks Related to the Merger..............................................  18
Risks Related to MAYAN...................................................  24
Risks Related to MAYAN's Industry........................................  33
Risks Related to Ariel...................................................  35
Risks Relating to Ariel's Industry.......................................  41
Risks Related to the Exchange Offer......................................  42

ARIEL SPECIAL MEETING....................................................  44
General..................................................................  44
Date, Time and Place.....................................................  44
Matters to be Considered at the Special Meeting..........................  44
Record Date..............................................................  44
Voting of Proxies........................................................  44
Votes Required...........................................................  45
Quorum; Abstentions and Broker Non-Votes.................................  45
Solicitation of Proxies and Expenses.....................................  45
Board Recommendations....................................................  46

MAYAN SPECIAL MEETING....................................................  47
General..................................................................  47
Date, Time and Place.....................................................  47
Matters to be Considered at the Special Meeting..........................  47
Record Date..............................................................  47
Voting of Proxies........................................................  47
Votes Required...........................................................  47
Quorum and Abstentions...................................................  48
Solicitation of Proxies and Expenses.....................................  48
Board Recommendations....................................................  49

THE MERGER...............................................................  50
Background of the Merger.................................................  50
Recommendation of the Ariel Board of Directors and Ariel's Reasons for
 the Merger..............................................................  54
Opinion of Ariel's Financial Advisor.....................................  56
Recommendation of the MAYAN Board of Directors and MAYAN's Reasons for
 the Merger..............................................................  60
Opinion of MAYAN's Financial Advisor.....................................  63
Interests of MAYAN's Management in the Merger and Potential Conflicts of
 Interest................................................................  70
Interests of Ariel's Management in the Merger and Potential Conflicts of
 Interest................................................................  70
The Merger...............................................................  71
Closing..................................................................  71
Ariel Name Change........................................................  71
Conversion of MAYAN Stock in the Merger..................................  72
MAYAN Stock Options and Warrants.........................................  72

MAYAN Convertible Subordinated Promissory Notes and Exchange Offer........  73
The Exchange Agent........................................................  74
Exchange of MAYAN Stock Certificates for Ariel Stock Certificates.........  74
Transfer of Ownership; Distributions with Respect to Unexchanged Shares...  75
Representations and Warranties............................................  75
Ariel's and MAYAN's Conduct of Business Before Completion of the Merger...  76
No Solicitation of Transactions...........................................  78
Conditions to Completing the Merger.......................................  79
Extension, Waiver and Amendment of the Merger Agreement...................  81
Termination of the Merger Agreement.......................................  81
Payment of Fees and Expenses..............................................  82
Material Federal Income Tax Considerations................................  82
Accounting Treatment......................................................  83
Stockholders' Dissenters' Rights of Appraisal.............................  84
Director and Officer Indemnification and Insurance........................  84
Voting Agreements.........................................................  84
Market Stand-Off Agreements...............................................  84
Bridge Loan...............................................................  84
Ariel Rights Plan.........................................................  85
2001 Stock Incentive Plan.................................................  85
Listing of Ariel Common Stock to be Issued in the Merger and Common Stock
 of Combined Company......................................................  85
Restrictions on Sale of Shares By Affiliates of Ariel and MAYAN...........  85
Management Following the Merger...........................................  86
Operations Following the Merger...........................................  86

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION..............  87

DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS.........  97
Description of Ariel Capital Stock........................................  97
Description Of MAYAN Capital Stock........................................  98
Comparison of Rights of Ariel Stockholders and MAYAN Shareholders......... 100

PROPOSAL TO APPROVE THE AMENDMENT TO ARIEL'S RESTATED CERTIFICATE OF
 INCORPORATION............................................................ 103

PROPOSAL TO APPROVE THE IMPLEMENTATION OF ARIEL'S 2001 STOCK INCENTIVE
 PLAN..................................................................... 106

PROPOSAL TO ELECT ARIEL'S CURRENT BOARD OF DIRECTORS...................... 116

MARKET PRICE INFORMATION.................................................. 117
Ariel Market Price Data................................................... 117
MAYAN Market Price Data................................................... 117
Recent Closing Prices..................................................... 117
Dividend Information...................................................... 117

INFORMATION ABOUT ARIEL................................................... 118
General................................................................... 118
Ariel's Corporate History................................................. 118
Industry Overview......................................................... 119
Ariel's Approach.......................................................... 120
Products.................................................................. 121
Research and Development.................................................. 122
Manufacturing and Quality Control......................................... 122
Sales and Marketing....................................................... 123

Technical Support.........................................................  123
Customers.................................................................  124
Competition...............................................................  124
Intellectual Property and Other Proprietary Rights........................  124
Backlog...................................................................  125
Employees.................................................................  125
Properties................................................................  125
Legal Proceedings.........................................................  125
Directors and Executive Officers..........................................  126
Committees of Ariel's Board of Directors..................................  127
Compensation Committee Interlocks and Insider Participation...............  128
Executive Compensation....................................................  129
Compensation Committee Report On Executive Compensation...................  129
Directors' Compensation...................................................  131
Option Grants During the Year Ended December 31, 2000.....................  131
Option Exercises During the Year Ended December 31, 2000 and Aggregate
 Fiscal Year-End Option Value.............................................  132
Employment Agreements.....................................................  132
The 1992 Stock Option and Restricted Stock Plan...........................  134
The 1994 Stock Option Plan................................................  134
1995 Stock Option Plan....................................................  135
Non-Plan Options..........................................................  136
1996 Directors Plan.......................................................  136
Report on Repricing of Stock Options......................................  136
Security Ownership of Certain Beneficial Owners and Management............  136
Certain Relationships and Related Transactions............................  137
Sales Consulting Services.................................................  138
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF ARIEL......................................................  139
Overview..................................................................  139
Results of Operations.....................................................  140
Liquidity and Capital Resources...........................................  145
Qualitative and Quantitative Disclosures About Market Risk................  148
Recent Pronouncements.....................................................  148
INFORMATION ABOUT MAYAN...................................................  150
Industry Background.......................................................  150
MAYAN's Product and Services..............................................  151
MAYAN's Strategy..........................................................  151
Architecture..............................................................  152
Products..................................................................  152
Customers.................................................................  152
Sales and Marketing.......................................................  153
Competition...............................................................  153
Research and Development..................................................  153
Patents and Intellectual Property.........................................  153
Manufacturing.............................................................  154
Employees.................................................................  154
Facilities................................................................  154
Legal Proceedings.........................................................  154

MANAGEMENT OF MAYAN.......................................................  155
Executive Officers and Directors..........................................  155
Board Committees..........................................................  157
Compensation of Directors.................................................  157
Compensation Committee Interlocks and Insider Participation...............  158
Executive Compensation....................................................  158
Option Grants in Last Fiscal Year.........................................  159
Option Exercises in Last Fiscal Year......................................  160
Benefit Plans.............................................................  160
Employment Contracts, Termination of Employment Arrangements and Change in
 Control Arrangements.....................................................  161
Limitation of Liability and Indemnification...............................  161

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MAYAN...................  163

PRINCIPAL SHAREHOLDERS OF MAYAN...........................................  166

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS OF MAYAN......................................................  169
Overview..................................................................  169
Results of Operations.....................................................  170
Liquidity and Capital Resources...........................................  172
Qualitative and Quantitative Disclosure about Market Risk.................  174
Recent Accounting Pronouncements..........................................  175

EXPERTS...................................................................  176

LEGAL MATTERS.............................................................  176

WHERE YOU CAN FIND MORE INFORMATION.......................................  177

INDEX TO FINANCIAL STATEMENTS.............................................  F-1


APPENDICES
APPENDIX I    --  Agreement and Plan of Merger
APPENDIX II   --  Form of Ariel Voting Agreement
APPENDIX III  --  Form of MAYAN Voting Agreement
APPENDIX IV   --  Form of Employment Agreement
APPENDIX V    --  Form of Market Standoff Agreement
APPENDIX VI   --  Form of 2001 Stock Incentive Plan
APPENDIX VII  --  Opinion of Needham & Company, Inc., financial advisor to Ariel Corporation
APPENDIX VIII --  Opinion of Robertson Stephens, Inc., financial advisor to MAYAN Networks Corporation
APPENDIX IX   --  Form of Ariel Proxy Card
APPENDIX X    --  Form of MAYAN Proxy Card

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What will MAYAN shareholders receive in the merger?

A: If the merger is completed, Ariel will issue approximately 8,373,167 shares of its common stock (after giving effect to a one for 20 reverse stock split of the Ariel common stock) in the merger to MAYAN shareholders, option holders and warrant holders. The number of shares of Ariel common stock for which each share of MAYAN common stock will be exchanged is approximately
   3.13. The exact number will be determined immediately prior to the completion of the merger in accordance with formulas specified in the merger agreement and described in this document. MAYAN shareholders will not receive fractional shares of Ariel common stock. Instead, MAYAN shareholders will receive cash, without interest, for any fractional share of Ariel common stock you might otherwise have been entitled to receive.


Q: When do you expect to complete the merger?

A: We are working to complete the merger in the third calendar quarter of 2001.
   Because the merger is subject to various conditions, however, we cannot predict the exact timing.

Q: When will the reverse split of the Ariel common stock occur?

A: We expect the reverse stock split to occur immediately prior to the effective time of the merger.

Q: When will Ariel's name change to MAYAN Networks Corporation occur?

A: We expect Ariel's name will be changed to MAYAN Networks Corporation upon completion of the merger.

Q: Should MAYAN shareholders send in their stock certificates now?

A: No. After we complete the merger, Ariel will send instructions to MAYAN shareholders explaining how to exchange their shares of MAYAN common stock for the appropriate number of shares of Ariel common stock.

Q: Should Ariel stockholders send in their stock certificates?

A: No. Although Ariel stockholders will continue to own their shares of Ariel common stock after the merger, the reverse split will cause each certificate to represent one-twentieth of the number of shares represented on the certificate. Ariel will send instructions to Ariel shareholders explaining how to exchange their certificates for new certificates.


Q: How do I vote?

A: Mail your signed proxy card in the enclosed return envelope or grant your proxy by telephone or the Internet as soon as possible so that your shares may be represented at the special stockholders meetings. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: Can I change my vote after mailing my proxy?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of Ariel or MAYAN, as applicable, before the applicable stockholder meeting, or by attending the stockholder meeting and voting in person.

Q: Whom can I call with questions?


A: If you are a Ariel stockholder with questions about the merger, please call
   Ariel Investor Relations at (609) 860-2900.

  If you are a MAYAN shareholder with questions about the merger, please call MAYAN Investor Relations at (408) 392-9900.

                                    SUMMARY

   The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents we refer you to for a more complete understanding of the merger.



The Companies

ARIEL CORPORATION
2540 Route 130
Cranbury, New Jersey 08512
www.Ariel.com
(609) 860-2900

   Ariel Corporation designs and manufactures printed circuit boards that enable users to remotely access computer networks. Ariel's remote access equipment is compatible with computers running Windows NT or Linux operating system software. Ariel sells its products to businesses that provide their clients with the ability to connect to the Internet, referred to as Internet Service Providers, or ISPs. Ariel's products enable ISPs to build reliable, scalable and easy to manage networks at a cost that is below other available alternatives. Ariel's stock is traded on the Nasdaq National Market under the symbol "ADSP." Ariel's web site is not part of or incorporated by reference in this document.



MAYAN NETWORKS CORPORATION
2115 O'Nel Drive
San Jose, California 95131
www.mayannetworks.com
(408) 392-9900



   MAYAN focuses on telecommunications networking solutions for service providers. MAYAN historically developed hardware solutions. Recently, MAYAN has begun to transition to a business based primarily on software and services for networks at the metropolitan edge.


The Combined Company


   If the merger is consummated, the combined company, which will be named "MAYAN Networks Corporation," will be headquartered in San Jose, California. It is expected that the combined company would continue to focus on developing networking hardware and software solutions for service providers at the metropolitan edge. The combined company would leverage Ariel's engineering core competencies and hardware expertise, and MAYAN's existing complementary technologies and experience with telecommunications networks. In addition, if the merger is consummated, MAYAN expects to continue to transition the business of the combined company to include a services offering in order to provide a broad range of solutions for its customers.


The Merger (See page 50)


   Ariel and MAYAN have entered into a merger agreement that provides for the merger of MAYAN and Ariel. As a result, shareholders of MAYAN will become stockholders of Ariel, and holders of MAYAN common stock, options, warrants and other rights to purchase common stock (except for MAYAN's convertible promissory notes, discussed below) will own approximately 90% of the issued and outstanding equity securities of the combined company. Ariel stockholders, option holders and warrant holders will retain control of approximately 10% of the combined company. These percentages assume that all outstanding options and warrants will be exercised and converted. To the extent that some or all of the options or warrants are not exercised and converted, these percentages may be materially different. We urge you to read the merger agreement, which is included as Appendix I, carefully in its entirety.

   The number of shares of Ariel common stock for which each share of MAYAN common stock will be exchanged is approximately 0.157 after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger. The exact number will be determined immediately prior to the completion of the merger per formulas specified in the merger agreement and described under "The Merger--Conversion of MAYAN Stock in the Merger." We have assumed that the holders of MAYAN Series A, B, C and D preferred stock will voluntarily convert their shares into MAYAN common stock pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation immediately prior to the effective time of the merger. The articles of incorporation of MAYAN provide that the outstanding shares of each series of MAYAN preferred stock will automatically convert into common stock if holders of at least a majority of that series consent to the conversion. It is a condition to the merger that the conversion of preferred stock occur immediately prior to the closing of the merger.


   In connection with the merger, Ariel is required to amend its certificate of incorporation to (1) increase the number of authorized shares of Ariel common stock and (2) effect a reverse split of the common stock of Ariel, to be effective immediately prior to the effective time of the merger, in which each 20 outstanding shares of Ariel common stock will be combined into one share of Ariel common stock, and Ariel is required to adopt the implementation of the 2001 Stock Incentive Plan under which 15,659,762 shares of Ariel common stock will initially be reserved for issuance. Ariel is seeking approval of its stockholders for each of these proposals.


   Additionally, Ariel will assume the convertible subordinated promissory notes of MAYAN, and these notes will be convertible into Ariel common stock, as described under "The Merger--MAYAN Convertible Subordinated Promissory Notes and Exchange Offer."

Stockholder Approvals (See pages 47 and 48)


 Ariel Stockholders

   The holders of a majority of the shares of Ariel common stock outstanding and entitled to vote at the special meeting of Ariel's stockholders must approve the merger agreement, and such approval shall include approval of all the actions and transactions contemplated by the merger agreement, including the change of Ariel's name to "MAYAN Networks Corporation." In addition, Ariel stockholders will be asked at the special meeting to:

  . approve an amendment to Ariel's certificate of incorporation to:

   . increase the number of authorized shares of Ariel's common stock, and

   . effect a one for 20 reverse stock split;


  . approve the implementation of the 2001 Stock Incentive Plan under which 15,659,762 shares of Ariel common stock will initially be reserved for issuance, and


  . elect Ariel's current board of directors to serve until the earlier of
    (i) the closing of the merger or (ii) until their successors are duly elected and qualified.

   The holders of a majority of Ariel's outstanding common stock outstanding and entitled to vote at the Ariel special meeting must approve the amendment to Ariel's certificate of incorporation. The holders of a majority of the shares of Ariel's common stock that are present or represented by proxy at the Ariel special meeting must approve the implementation of the 2001 Stock Incentive Plan, and a plurality of the votes cast in person or by proxy by holders of shares of Ariel common stock is required to elect directors. Ariel stockholders are entitled to cast one vote per share of
Ariel common stock owned at the close of business on          , 2001.

   Ariel's directors and officers owning beneficially approximately 12.1% of Ariel's common stock outstanding as of March 28, 2001, including options which have vested or will vest within 60 days of that date, have agreed to vote all of their shares of Ariel common stock for approval of the Ariel proposals. See Appendix II. Additionally, Ariel's directors and officers will agree not to sell, transfer or otherwise dispose of any Ariel common stock (or other securities) held by them for a period of one year following the closing of the merger. See Appendix IV.

 MAYAN Shareholders

   For the merger to be approved, the holders of a majority of the outstanding shares of MAYAN common stock and the holders of a majority of the outstanding shares of MAYAN preferred stock must approve the merger agreement. Additionally, the holders of MAYAN preferred stock must voluntarily convert their stock into MAYAN common stock pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation immediately prior to the closing of the merger. MAYAN shareholders are entitled to cast one vote per share of MAYAN common stock and MAYAN preferred stock
owned at the close of business on          , 2001.

   MAYAN's directors and executive officers owning beneficially approximately 55.2% of MAYAN's common stock and preferred stock outstanding as of June 30, 2001, including options, have agreed to vote all of their shares of MAYAN common stock and preferred stock for approval of the merger agreement. See Appendix III. Additionally, MAYAN's directors and executive officers will agree not to sell, transfer or otherwise dispose of any Ariel common stock (or other securities) to be held by them after the merger for a period of one year following the closing of the merger. See Appendix IV.


Recommendations of the Boards of Directors (See pages 54 and 60)


   The MAYAN and Ariel boards of directors have each determined that the merger is in the best interests of their respective stockholders. The disinterested members of the MAYAN board of directors unanimously recommend that MAYAN shareholders vote FOR approval of the merger agreement and the conversion of MAYAN preferred stock into MAYAN common stock immediately prior to the merger. The disinterested members of the Ariel board of directors unanimously recommend that Ariel stockholders vote FOR approval of the merger agreement, the amendment of Ariel's certificate of incorporation and the approval of the implementation of the 2001 Stock Incentive Plan.

Opinions of Financial Advisors (See pages 56 and 63)


   In deciding to approve the merger, each of the MAYAN and Ariel boards of directors considered opinions from their respective financial advisors, among various other factors described at pages 59 and 66.

   On March 28, 2001, Needham & Company, Inc., Ariel's financial advisor, delivered its written opinion to the Ariel board that, as of that date, the exchange ratio was fair from a financial point of view to Ariel. The full text of the written opinion of Needham & Company, Inc., which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix VII. You should read this opinion carefully in its entirety. Needham & Company, Inc.'s opinion is directed to the Ariel board of directors and addresses only the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Ariel as of the date of the opinion, and does not constitute a recommendation to any stockholder as to how to vote on any matter relating to the merger.

   On March 28, 2001, MAYAN's financial advisor, Robertson Stephens, Inc., delivered its oral opinion to the MAYAN board of directors that, as of that date, the exchange ratio was fair from a financial point of view to MAYAN's shareholders. Robertson Stephens subsequently confirmed its oral opinion by delivery of its written opinion dated March 28, 2001. The full text of Robertson Stephens' written opinion is attached to this document as Appendix
VIII. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Robertson Stephens' opinion is directed to the MAYAN board of directors and does not constitute a recommendation to any shareholder as to how to vote on any matter relating to the merger.

Interests of Certain Persons in the Merger (See page 70)


   When considering the recommendation of the MAYAN board, you should be aware that some directors and officers of MAYAN have the following interests in the merger that are different from, or in addition to, yours:

  . Ariel agreed to cause the combined company in the merger to indemnify each present and former MAYAN officer and director against liabilities arising out of service as an officer or director. The combined company in the merger will maintain officers' and directors' liability insurance to cover those liabilities for the next six years.

  . Ariel agreed that Esmond Goei, Chief Executive Officer and a director of
    MAYAN, and John Tingleff, Chief Financial Officer of MAYAN, will join Ariel as the Chief Executive Officer and Chief Financial Officer, respectively, of Ariel following the merger.

  . Ariel agreed to use its best efforts to appoint Esmond Goei, Thomas
    Edrington, Steven Krausz, Jim Mongiello and Peter Morris, all members of the board of directors of MAYAN, to Ariel's board of directors effective at the effective time of the merger. It is anticipated that the terms of service of these new board members will be staggered as follows: Mr. Goei will have a term expiring after the first year of service, which we expect will be in 2002, Messrs. Mongiello and Edringon will have terms expiring after their second year of service, which we expect will be in 2003, and Messrs. Morris and Krausz will have terms expiring after their third year of service, which we expect will be in 2004.

  . As of June 30, 2001, the executive officers and directors of MAYAN and their affiliates owned 3,520,500 shares of MAYAN common stock and 20,015,143 shares of MAYAN preferred stock. Additionally, as of June 30, 2001, the executive officers and directors of MAYAN held options to purchase 2,303,170 shares of MAYAN common stock.


   Additionally, Esmond Goei is currently serving as Vice-Chairman of Ariel's board of directors and beneficially owns, or has the right to acquire, 3,250 shares of Ariel common stock, after giving effect to the one for 20 reverse stock split, and 1,835,670 shares of MAYAN capital stock. Due to the conflict of interest arising from Mr. Goei's dual representation on the boards of directors of Ariel and MAYAN, Mr. Goei has abstained from voting on all proposals with respect to the merger.


   As a result, these directors and officers may be more likely to vote to approve the merger and voluntarily convert any shares of MAYAN preferred stock they may hold than MAYAN shareholders generally.

Interests of Ariel's Management in the Merger

   As a condition to completion of the merger, executive officers and key employees of Ariel are required to sign employment agreements with the combined company, effective only upon completion of the merger, that include compensation and proposed options to purchase shares of Ariel common stock. Under the employment agreements, the executive officers and key employees agree to waive the acceleration benefits under their existing employment or severance agreements with Ariel and refrain from competing with the combined company for a period of one year following termination of employment, and will, upon termination without cause, receive three to six months of severance pay as well as an additional one to two years of vesting of the shares of Ariel common stock issuable upon exercise of Ariel stock options, based upon the date of the termination.

   Additionally, Dennis Schneider, President, Chief Executive Officer and director of Ariel has agreed to enter into an employment agreement with the combined company pursuant to which Mr. Schneider will become the Senior Vice President of Marketing of the combined company following the merger. Under Mr. Schneider's employment agreement, Mr. Schneider agrees to waive the acceleration benefits (with respect to this merger only) under his existing employment agreement with Ariel and refrain from competing with the combined company for a period of one year following termination of employment. Additionally, upon an involuntary termination without cause, Mr. Schneider will receive six months of severance pay.

   Anthony Agnello, Chairman of the Ariel board of directors, will maintain a board seat on the board of directors of the combined company. Mr. Agnello beneficially owns, or has the right to acquire, 36,300 shares of Ariel common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger.


   As a result of these arrangements, the executive officers of Ariel may be more likely to approve the merger, the amendment of Ariel's certificate of incorporation and the 2001 Stock Incentive Plan than Ariel stockholders generally.

No Solicitation of Transactions (See page 78)


   Subject to limited exceptions, the merger agreement prohibits Ariel from soliciting or participating in discussions with third parties about alternative transactions that may prevent consummation of the merger. In addition, Ariel is obligated to provide MAYAN with information concerning any alternative transactions, and five business days' notice before any termination of the merger agreement takes effect. The restrictions, however, do not prohibit Ariel's board of directors from taking actions necessary to fulfill its fiduciary duties to Ariel stockholders under applicable law.

Conditions to Completing the Merger (See page 79)


   Whether we complete the merger depends on a number of conditions being satisfied in addition to Ariel stockholders' approval of the merger agreement and MAYAN shareholders' approval of the merger agreement. However, either Ariel or MAYAN may choose to complete the merger even though one or more of these conditions has not been satisfied, as permitted by applicable law. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. The conditions must be satisfied or waived before the merger can be completed. The material conditions include the following:


  . the shares of Ariel common stock to be issued in exchange for MAYAN common stock must have been registered with the SEC under the Securities Act of 1933 the registration statement must have become effective and the registration statement must not be the subject of any stop order or proceedings seeking a stop order;




  . the shares of Ariel common stock to be issued in the merger must be authorized for listing on the Nasdaq National Market;


  . the combined company following the merger must qualify for listing on the Nasdaq National Market;

  . the one for 20 reverse split of Ariel's common stock must be effective;

  . each share of MAYAN preferred stock outstanding immediately prior to the merger must have been converted into shares of MAYAN common stock pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation;

  . the Ariel board of directors and the Ariel stockholders must have approved the certificate of amendment to Ariel's certificate of incorporation and the Ariel reverse stock split, and the certificate of amendment to the certificate of incorporation shall have been filed with the Delaware Secretary of State;

  . the Ariel board of directors and the Ariel stockholders must have approved the adoption of the 2001 Stock Incentive Plan;

  . each of the current officers and directors of Ariel must have resigned from his or her officer or director position, as the case may be, at Ariel, except for Anthony Agnello and Esmond Goei, who shall remain on the board of directors of the combined company and Dennis Schneider, who will be the Senior Vice President of Marketing of the combined company; and


  . each holder of Ariel stock options who is entitled to accelerated vesting as a result of the merger must have waived the acceleration of vesting with respect to his or her options.




Termination of the Merger Agreement (See page 81)


   Ariel and MAYAN can agree at any time prior to completing the merger to terminate the merger agreement. Also, either of us can decide, without the other's consent, to terminate the merger agreement if the merger has not been completed on or before August 31, 2001, provided the terminating party has not caused the merger not to be completed, if the other company has breached the merger agreement, if either party receives a superior proposal, or for other reasons. Additionally, MAYAN can terminate the merger agreement if Ariel's common stock is delisted from the Nasdaq National Market or if the common stock of the combined company does not qualify for listing on the Nasdaq National Market.

Termination Fee and Expenses (See page 82)


   Each party has agreed to reimburse the other party for all expenses reasonably incurred by that party if the merger agreement is terminated by reason of a superior proposal. Otherwise, each party shall bear its own expenses in connection with the merger.

Governmental Approvals and Regulatory Requirements

   Other than compliance with applicable federal and state securities laws in connection with the issuance of Ariel common stock pursuant to the merger, compliance with applicable provisions of the Delaware General Corporation Law and the California Corporations Code, no federal or state regulatory requirements must be complied with and no governmental approval must be obtained in connection with the merger.


Material Federal Income Tax Considerations (See page 82)


   The merger has been structured so as to qualify as a reorganization within the meaning of the Internal Revenue Code. If the merger qualifies as a reorganization, MAYAN shareholders generally will not recognize gain or loss for United States federal income tax purposes in the merger. It is a condition to completion of the merger that each of MAYAN and Ariel obtain a legal opinion from outside counsel that the merger will constitute a reorganization within the meaning of the Internal Revenue Code.

Anticipated Accounting Treatment of the Merger (See page 83)


   We intend to treat the merger as a purchase for accounting and financial reporting purposes, which means that MAYAN will be treated as a separate entity for periods prior to the closing. Because MAYAN will own approximately 90% of the common stock of Ariel (on a diluted basis) after the merger, the merger will be accounted for as a reverse acquisition which results in MAYAN being the acquirer of Ariel for accounting purposes.

Restrictions on the Ability to Sell Ariel Stock (See page 85)


   All shares of Ariel common stock that MAYAN shareholders receive in connection with the merger will be freely transferable unless the holder is considered an "affiliate" of either Ariel or MAYAN for purposes of the Securities Act or the holder executes a market standoff agreement. Shares of Ariel common stock held by affiliates may be sold only pursuant to an effective registration statement or an exemption from registration under the Securities Act and shares of Ariel common stock subject to the market standoff agreements may only be sold after the expiration of one year following the closing of the merger.

Comparison of Rights of Shareholders (See page 100)


   If the merger is completed, MAYAN shareholders will become stockholders of Ariel and the rights of the MAYAN shareholders will be governed by Delaware law and Ariel's certificate of incorporation and bylaws, rather than California law and the MAYAN articles of incorporation and bylaws. The rights of a shareholder of MAYAN will differ from the rights of a stockholder of Ariel. To review these differences in more detail, see "Description of Capital Stock and Comparison of Stockholder Rights--Comparison of Rights of Ariel Stockholders and MAYAN Shareholders."



Stockholders' Dissenters' Rights of Appraisal (see page 84)


   Under Delaware law and California law, neither the Ariel stockholders nor the MAYAN shareholders, respectively, are entitled to dissenters' rights of appraisal in connection with the merger.


Proposal to Approve the Amendment to Ariel's Restated Certificate of Incorporation (see page 103)


   Ariel is presenting a proposal to its stockholders to approve an amendment to Ariel's certificate of incorporation to increase the number of authorized common shares from 2,000,000 shares to 12,500,000 shares, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger. Ariel's board of directors believes that it is advisable to increase the number of authorized shares of common stock in order to provide Ariel with sufficient shares to:


  . complete the exchange of Ariel shares for the outstanding shares of MAYAN common stock in connection with the merger;


  . issue upon exercise of any of MAYAN's outstanding options or warrants;


  . issue upon conversion of MAYAN's outstanding convertible subordinated promissory notes; and


  . provide for a reserve of shares available for issuance in connection with possible future actions.


   In order to decrease the number of shares that would be outstanding following the merger, increase Ariel's stock price in order to maintain the listing of Ariel's common stock on the Nasdaq National Market and increase Ariel's stock price to generate investor interest and attract and retain employees and other service providers, Ariel is presenting a proposal to its stockholders to approve an amendment to Ariel's certificate of incorporation to effect a one for 20 reverse stock split of the common stock of Ariel, to be effective immediately prior to the effective time of the merger.


   Approval of this proposal requires the favorable vote of a majority of the outstanding Ariel shares entitled to vote on the record date.


   The members of the Ariel board of directors unanimously recommend that Ariel stockholders vote to approve the foregoing proposal.

Proposal to Approve the Implementation of Ariel's Stock Incentive Plan (see page 106)


   Ariel is presenting a proposal to its stockholders to approve the implementation of the 2001 Stock Incentive Plan under which shares of Ariel common stock will initially be reserved for issuance. The 2001 plan is designed to allow Ariel to continue to utilize equity incentives to attract and retain the services of key individuals essential to Ariel's long-term growth and financial success.


   Approval of this proposal requires the favorable vote of a majority of the outstanding Ariel shares entitled to vote on the record date.


   The members of the Ariel board of directors unanimously recommend that Ariel stockholders vote to approve the foregoing proposal.


Proposal to Elect Ariel's Current Board of Directors (see page 106)


   Ariel is presenting a proposal to its stockholders to elect Ariel's current board of directors to serve until the earlier of the closing of the merger or until their successors are duly elected and qualified. On or about March 1, 2001, Ariel's charter was voided because of the inadvertent failure to file its annual report for the years 2000 and 1999 with Delaware and pay the annual franchise taxes due to the state of Delaware. Ariel's corporate charter was revived on March 21, 2001. Pursuant to Delaware law, a full board of directors must be elected by the stockholders of a company following the revival of its corporate charter.


   Approval of this proposal requires the favorable vote of a majority of the outstanding Ariel shares entitled to vote on the record date.


   The disinterested members of the Ariel board of directors unanimously recommend that Ariel stockholders vote to approve the foregoing proposal.






Exchange Offer relating to Convertible Subordinated Promissory Notes (see page
73)


   On May 22, 2001 MAYAN commenced an offering of up to $50.0 million in aggregate principal amount of new Convertible Subordinated Notes, or exchange notes, for up to $75.0 million in aggregate principal amount of existing Convertible Subordinated Notes to approximately 15 holders. The offer will remain open until July 27, 2001. A summary of the terms to this Exchange Offer are as follows:


  . MAYAN is offering to exchange $2,000 in principal amount of exchange notes for each $3,000 in principal amount of existing notes.


  . Holders may tender all, some or none of their existing notes.


  . Before the closing of the merger with Ariel (or alternative mergers), the exchange notes will be convertible into shares of MAYAN's common stock, at an initial closing price of $5.00 per share of MAYAN common stock subject to adjustments.


  . If the merger with Ariel closes, the outstanding exchange notes will, upon the closing of the merger with Ariel, become convertible at any time thereafter into shares of Ariel common stock, at an initial conversion price per share equal to $31.95 as adjusted for Ariel's reverse stock split subject to certain other adjustments.


  . If an alternative merger closes, the outstanding exchange notes will, upon such closing, become convertible at any time thereafter into whatever consideration the converting holders would have received in the alternative merger if they had converted their exchange notes immediately before the consummation of the alternative merger, subject to adjustments.

  . In the event of a change in control of Ariel after the merger with MAYAN or a delisting of Ariel's common stock (after the merger with MAYAN), the holders of the exchange notes may require Ariel after the merger with MAYAN to repurchase the exchange notes at 105% of the principal amount plus accrued and unpaid interest.


  . Prior to the earlier of (i) 90 days following the effective date of a shelf registration statement covering a resale of the exchange notes and common stock into which the exchange notes are convertible following the merger with Ariel, (ii) the closing of an alternative merger or (iii) January 10, 2002, if at the close of business on December 31, 2001 MAYAN has not closed the merger with Ariel, the holders of the exchange notes may require the repurchase of the exchange notes at 37.5% of the principal amount plus accrued and unpaid interest. This repurchase option could require MAYAN, or Ariel after the merger with MAYAN, to make a cash payment of up to approximately $18,750,000 to repay the exchange notes and will result in the exchange notes being classified as a current liability on MAYAN's balance sheet (or Ariel's balance sheet after the merger with MAYAN) until this repurchase option expires.


  . If MAYAN has not closed the merger with Ariel by Dec. 31, 2001, the holders of the exchange notes will have the option to change the terms of the exchange notes to terms that are consistent with the existing $75,000,000 convertible subordinated promissory notes.


Bridge Loan

   At the time of the signing of the merger agreement, MAYAN agreed that for so long as the merger agreement has not been terminated, MAYAN will advance to Ariel, on an as-needed-basis, bridge loans of up to an aggregate of $2,000,000 for the purpose of financing operating expenses incurred in the ordinary course of business. In June 2001, MAYAN increased the amount to $4,000,000. The loans will be advanced on the terms set forth in the form of bridge loan attached to the merger agreement. Each advance of all or any portion of the bridge loan is subject to the following conditions: (i) the representations and warranties of Ariel set forth in the merger agreement must be true and correct in all material respects as of the time of that advance, (ii) Ariel must not have breached in any material respect any covenant contained in the merger agreement, and (iii) Ariel must have given MAYAN at least three (3) days' written notice requesting that advance and affirming that the conditions described in (i) and (ii) above have been satisfied. As of July 23, 2001, MAYAN has made eight advances to Ariel in the aggregate amount of $3,700,000. See "The Merger--Bridge Loan."


Trademarks

   Ariel(R) is a registered trademark and the Ariel logo is a trademark of Ariel Corporation.

   "Any Protocol to any Port," "Everylayer Everywhere," "MAYAN," "MAYAN Networks," "Smarter Metro Edge," "Unifier," "Unifier SMT" and "Unifier SMX" are trademarks of MAYAN Networks Corporation.

   This document contains other trade names, trademarks and service marks of Ariel, MAYAN and of other companies.

Dividend Information (see page 117)


   Neither Ariel nor MAYAN has ever paid any cash dividends on its stock, and Ariel anticipates that, following the merger, it will continue to retain any earnings for the foreseeable future for use in the operation of its business.

Forward-Looking Statements in this Document

   This document contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Ariel's financial condition, results of operations and business and the expected impact of the merger on Ariel's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 18. You are cautioned not to place undue reliance on these forward looking statements, which reflect the views and predictions of Ariel's management only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the results of any revisions to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

             ARIEL SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

   The information in the following selected consolidated financial data has been derived from Ariel's consolidated financial statements. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and Ariel's financial statements and the notes to those financial statements appearing elsewhere in this document. Consolidated balance sheets as of March 31, 2001 and the related consolidated statements of income and cash flow for each of the three months ended March 31, 2001 and 2000 were not audited. Consolidated balance sheets as of December 31, 1999 and 2000 and the related consolidated statements of income for each of the three years in the period ended December 31, 2000 were audited by PricewaterhouseCoopers LLP independent accountants, and are included elsewhere in this joint proxy statement prospectus. The report of PricewaterhouseCoopers LLP which is included in this document contains an explanatory paragraph relating to Ariel's ability to continue as a going concern as described in Note 1 to such financial statements.

                                                                                                 Three Months Ended
                                              Year Ended December 31,                                 March 31,
                          -------------------------------------------------------------------  ------------------------
                             1996          1997          1998          1999          2000         2000         2001
                          -----------  ------------  ------------  ------------  ------------  -----------  -----------
                                                                                                     (unaudited)
Consolidated Statements
 of Operations Data:
Sales...................  $13,030,637  $ 13,201,916  $ 17,445,829  $ 11,626,546  $  8,007,074  $ 2,072,221  $   881,656
Cost of goods sold......    6,482,147     7,180,241    11,965,220     5,096,014     4,497,804      868,374      625,508
                          -----------  ------------  ------------  ------------  ------------  -----------  -----------
 Gross profit...........    6,548,490     6,021,675     5,480,609     6,530,532     3,509,270    1,203,847      256,148
Operating Expenses:
 Selling and marketing..    3,952,723     4,400,786     5,265,542     5,634,070     5,683,349    1,266,834    1,064,854
 General and
  administrative........    6,383,192     6,145,088     9,710,275     7,312,680     6,277,270    1,468,396    1,935,011
 Research and
  development net.......    5,758,413     8,182,584     6,722,905     5,688,414     5,321,127    1,281,626    1,090,516
 Restructuring charge...          --        379,454           --        369,528     2,356,656          --           --
                          -----------  ------------  ------------  ------------  ------------  -----------  -----------
 Total operating
  expenses..............   16,094,328    19,107,912    21,698,722    19,004,692    19,638,402    4,016,856    4,090,380
Loss from operations....   (9,545,838)  (13,086,237)  (16,218,113)  (12,474,160)  (16,129,132)  (2,813,009)  (3,834,232)
Gain on sale of assets..          --            --     29,537,896           --            --           --           --
Total other income
 (expense)..............      744,381       324,838      (874,645)      (25,655)       57,142           32       14,602
Income/(loss) before
 income taxes...........   (8,801,457)  (12,761,399)   12,445,138   (12,499,815)  (16,071,990)  (2,812,977)  (3,848,834)
 Income tax expense
  (benefit).............          --            --        368,632           --       (423,938)         --           --
                          -----------  ------------  ------------  ------------  ------------  -----------  -----------
 Net income/(loss)......  $(8,801,457) $(12,761,399) $ 12,076,506  $(12,499,815) $(15,648,052) $(2,812,977) $(3,848,834)
                          ===========  ============  ============  ============  ============  ===========  ===========
Earnings/(loss) per
 share:
 Basic..................  $     (1.10) $      (1.39) $       1.25  $      (1.27) $      (1.23) $     (0.24) $     (0.29)
 Diluted................  $     (1.10) $      (1.39) $       1.11  $      (1.27) $      (1.23) $     (0.24) $     (0.29)
Weighted average number
 of common shares
 outstanding:
 Basic..................    7,979,249     9,161,758     9,652,664     9,843,402    12,726,382   11,703,359   13,073,920
                          -----------  ------------  ------------  ------------  ------------  -----------  -----------
 Diluted................    7,979,249     9,161,758    10,843,215     9,843,402    12,726,382   11,703,359   13,073,920
                          -----------  ------------  ------------  ------------  ------------  -----------  -----------

                                                December 31,
                         ---------------------------------------------------------- March 31,
                            1996        1997        1998        1999        2000       2001
                         ----------- ----------- ----------- ----------- ---------- ----------
                                                                                    (unaudited)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and marketable
 securities............. $10,625,960 $ 2,645,864 $17,996,575 $ 7,088,431 $1,129,246 $  423,477
Working capital
 (deficiency)...........  13,795,614   4,329,018  12,632,033   7,827,522  2,385,855   (732,648)
Equipment, net..........   2,036,897   2,382,645   1,365,354   1,387,128  1,261,112  1,058,656
Total assets............  20,103,064  11,121,667  33,682,380  19,817,072  9,208,051  5,549,845
Long-term debt and
 capital leases.........         --    2,367,147     332,834   2,004,886  1,373,687  1,142,981
Stockholders equity
 (deficiency)...........  16,198,896   5,133,213  19,705,497  10,997,239  3,718,191   (143,082)

                    MAYAN SELECTED HISTORICAL FINANCIAL DATA

   The following selected financial data of MAYAN should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of MAYAN" and its financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus. MAYAN derived its statement of operations data for the period from July 30, 1997 (inception) through June 30, 1998 and for the years ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 1999 and 2000 from its audited financial statements that have been included elsewhere in this joint proxy statement/prospectus. The balance sheet data as of June 30, 1998 are derived from MAYAN's audited financial statements not included in this joint proxy statement/prospectus. The statement of operations data for the nine months ended March 31, 2000 and 2001 and the period from July 30, 1997 (inception) to March 31, 2001 (cumulative) and the balance sheet data as of March 31, 2001 is derived from MAYAN's unaudited financial statements included elsewhere in this joint proxy statement/prospectus. Historical results are not necessarily indicative of the results to be expected in the future.


                                                                                  Period from
                                                                                 July 30, 1997
                          Period from      Year Ended          Nine Months        (Inception)
                         July 30, 1997      June 30,         Ended March 31,     through March
                         (Inception) to ------------------  ------------------     31, 2001
                         June 30, 1998    1999      2000      2000      2001     (Cumulative)
                         -------------- --------  --------  --------  --------  ---------------
                                                             (as restated**)    (as restated**)
                                                   (in thousands)
Statement of Operations
 Data:
Operating expenses:
 Research and
  development (exclusive
  of noncash
  compensation
  expense)..............     $  292     $ 10,676  $ 35,442  $ 18,641  $ 25,769     $ 72,179
 Sales and marketing
  (exclusive of noncash
  compensation
  expense)..............        115          395     4,165     2,183     7,920       12,595
 General and
  administrative
  (exclusive of noncash
  compensation
  expense)..............        206        1,509     2,483     1,333     5,287        9,485
 Amortization of
  deferred stock
  compensation*.........        --           --      1,112       363     4,066        5,178
                             ------     --------  --------  --------  --------     --------
  Total operating
   expenses.............        613       12,580    43,202    22,520    43,042       99,437
Interest income.........         (9)        (409)   (2,508)   (1,750)   (2,795)      (5,721)
Interest expense
 including accretion of
 redemption premium.....        --            34       163       124     5,889        6,086
                             ------     --------  --------  --------  --------     --------
  Net loss..............     $ (604)    $(12,205) $(40,857) $(20,894) $(46,136)    $(99,802)
                             ======     ========  ========  ========  ========     ========
Basic and diluted net
 loss per share.........     $(1.65)    $  (5.46) $ (10.00) $  (5.79) $  (6.90)    $ (31.37)
                             ======     ========  ========  ========  ========     ========
Shares used in
 calculating basic and
 diluted net loss per
 share..................        367        2,236     4,085     3,608     6,685        3,181
                             ======     ========  ========  ========  ========     ========
 Research and
  development...........     $  --      $    --   $    454  $    110  $  2,683     $  3,137
 Sales and marketing....        --           --        269        79       273          542
 General and
  administrative........        --           --        389       174     1,110        1,499
                             ------     --------  --------  --------  --------     --------
                             $  --      $    --   $  1,112  $    363  $  4,066     $  5,178
                             ======     ========  ========  ========  ========     ========

--------
* Amortization of deferred stock compensation:

                                               June 30,
                                       --------------------------   March 31,
                                        1998     1999      2000        2001
                                       ------  --------  --------  -----------
                                                                       (as
                                                                   restated**)
                                                  (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.......................... $1,035  $ 17,481  $ 38,693   $ 67,285
Working capital.......................    889    16,004    31,887     61,027
Total assets..........................  1,071    18,445    45,030     81,365
Long-term debt obligations............    --        799       523     78,498
Convertible preferred stock...........  1,509    28,757    88,726     88,726
Shareholders' equity (deficiency).....   (586)  (12,708)  (52,004)   (93,504)

--------

** See Note 12 to MAYAN's financial statements included elsewhere in this joint proxy statement/prospectus.

      SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

   The summary pro forma combined condensed financial information is derived from the unaudited pro forma combined condensed financial information, which give effect to the merger as a purchase and should be read in conjunction with such unaudited pro forma combined condensed financial information and the notes thereto included in this joint proxy statement/prospectus. Ariel's fiscal year ends on December 31. For the purposes of the pro forma information, MAYAN's statement of operations for the year ended June 30, 2000 has been combined with Ariel's unaudited consolidated statement of operations for the twelve months ended June 30, 2000, MAYAN's unaudited statement of operations for the nine months ended March 31, 2001 has been combined with Ariel's unaudited consolidated statement of operations for the nine months ended March 31, 2001 and MAYAN's unaudited balance sheet as of March 31, 2001 has been combined with Ariel's unaudited consolidated balance sheet as of March 31, 2001. The unaudited pro forma combined condensed statements of operations give effect to the Ariel Merger as if it had occurred on July 1, 1999.

   The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of MAYAN after the merger or of the financial position or results of operations of MAYAN that would have actually occurred had the merger been effected as of the dates described above.

   The allocation of the purchase price reflected in the unaudited pro forma combined condensed financial information is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be based upon management's evaluation of such assets and liabilities after the merger. Accordingly, the adjustments included here will change based upon the final allocation of the total purchase price, as adjusted to reflect stock values. That allocation may differ significantly from the preliminary allocation included in this statement.

   The unaudited pro forma combined condensed financial information should be read in conjunction with the audited consolidated financial statements and related notes of Ariel, and the audited financial statements of MAYAN, Ariel's Management Discussion and Analysis of Financial Condition and Results of Operations and MAYAN's Management Discussion and Analysis of Financial Condition and Results of Operations included in this joint proxy statement/prospectus.

   See the unaudited pro forma combined condensed financial information elsewhere in this joint proxy statement/prospectus.

      SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                    (In thousands, except per share amounts)


                                                         Year
                                                        Ended     Nine Months
                                                       June 30,      Ended
                                                         2000    March 31, 2001
                                                       --------  --------------
                                                                 (As restated*)
Pro Forma Combined Condensed Statement of Operations
 Data:
Total revenues.......................................  $  8,971     $  5,719
Amortization of intangibles..........................     2,500        1,875
Amortization of deferred stock compensation..........     1,233        4,156
Operating loss.......................................   (61,602)     (55,361)
Net loss.............................................   (59,302)     (58,000)
Historical MAYAN basic and diluted net loss per
 share**.............................................  $ (10.00)    $  (6.90)
Shares used in calculating historical MAYAN basic and
 diluted net loss per share**........................     4,085        6,685
Historical Ariel basic and diluted net loss per
 share...............................................  $  (1.42)    $  (0.76)
Shares used in calculating historical Ariel basic and
 diluted net loss per share..........................    11,157       13,074
Pro forma basic and diluted net loss per share.......  $  (9.71)    $  (7.88)
Shares used in calculating pro forma basic and
 diluted net loss per share..........................     6,109        7,356



                                                                 As of March 31,
                                                                      2001
                                                                 ---------------
                                                                 (As restated**)
Pro Forma Combined Condensed Balance Sheet Data:
Cash, cash equivalents and short-term investments...............    $ 67,708
Working capital.................................................      57,027
Total assets....................................................     110,849
Long-term debt obligations......................................      78,574
Shareholders' equity............................................      16,813



                                                                    As of
                                                              ------------------
                                                              June 30, March 31,
                                                                2000     2001
                                                              -------- ---------
Pro Forma Combined Condensed Book Value Per Share:
Historical MAYAN**...........................................  $(5.34)  $(8.82)
Historical Ariel.............................................    0.75    (0.01)
Combined Pro Forma per share.................................             2.11


   The historical book value per share is computed by dividing shareholders' deficiency by the number of shares of common stock outstanding at June 30, 2000 and March 31, 2001. The combined proforma book value per share is calculated by dividing the pro forma shareholders' equity by the pro forma number of shares of MAYAN common stock outstanding as of March 31, 2001 assuming the merger had occurred as of March 31, 2001.


--------

* See Note 12 to MAYAN's financial statements included elsewhere in this joint proxy statement/prospectus.


** Subsequent to the merger, the share and per share information previously reported by MAYAN prior to the merger will be adjusted to reflect the exchange ratio of 0.157.

                                  RISK FACTORS

   By voting in favor of the merger, MAYAN shareholders will be choosing to invest in Ariel common stock. An investment in Ariel common stock involves a high degree of risk. By voting in favor of the merger, Ariel stockholders will be choosing to become equityholders in the surviving company, which could expose the stockholders to a high degree of risk. In addition to the other information contained in this proxy statement/ prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occur, the business and prospects of MAYAN or Ariel may be seriously harmed. In such case, the trading price of Ariel common stock would decline, and you may lose all or part of your investment.

                          Risks Related to the Merger

The market value of the Ariel common stock received by MAYAN's shareholders may decrease from the market value of the stock at the time of the shareholder vote on the merger


   Upon the merger's completion, each share of MAYAN common stock will be exchanged for a fixed number of shares of Ariel common stock. There will be no adjustment after the shareholder vote for changes in the market price of Ariel common stock. In addition, neither MAYAN nor Ariel may terminate the merger agreement or "walk away" from the merger or resolicit the vote of its stockholders solely because of changes in the market price of Ariel common stock. Accordingly, the dollar value of Ariel common stock that MAYAN shareholders will receive upon the merger's completion will depend on the market value of Ariel common stock when the merger is completed and may decrease from the date MAYAN shareholders submit their proxy. The share price of Ariel common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. In addition, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These fluctuations may continue to affect the stock prices of technology companies, such as Ariel, in particular. MAYAN and Ariel urge you to obtain recent market quotations for Ariel common stock. Ariel cannot predict or give any assurances as to the market price of Ariel common stock at any time before or after the completion of the merger.


If MAYAN and Ariel are unable to successfully integrate the two companies, they may not achieve the benefits they expect from the merger and the existing businesses of the two companies may be significantly harmed


   MAYAN and Ariel entered into the merger agreement with the expectation that the merger will result in certain benefits. Achieving the benefits of the merger depends on the timely, efficient and successful integration of the operations, personnel and products of the two companies.






   The successful execution of these post-merger events will involve considerable risk and may not be successful. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.


   Operations and personnel. Each of MAYAN and Ariel has very limited experience in the other's business. Furthermore, MAYAN's principal offices are located in San Jose, California, while Ariel's principal offices are located in Cranbury, New Jersey. In order for the merger to be successful, MAYAN and Ariel must successfully integrate MAYAN's operations and personnel with Ariel's operations and personnel. Failure to complete the integration successfully could result in the loss of key personnel and customers.


   Products. Each company initially intends to offer its respective products to customers of the other company. There can be no assurance that either company's customers will have any interest in the other company's products. The failure of these cross-marketing efforts would diminish the anticipated cost savings from this merger.

   In addition, MAYAN intends after the merger to develop new products that combine the assets of both the Ariel and MAYAN businesses. To date, the companies have not thoroughly investigated the obstacles, technological, market-driven or otherwise, to developing and marketing these new products in a timely and efficient way. There can be no assurance that MAYAN will be able to overcome these obstacles, or that there will be a market for new products and services developed by MAYAN after the merger.


The departure of key personnel or the failure to attract qualified employees may negatively impact the business of the combined company

   The ability of the combined company to maintain its competitive position will depend, in large part, on its ability to attract and retain highly qualified development and managerial personnel. Competition for these personnel is intense. While the merger will increase the combined company's human resources in this area, there is always a risk of departure of key employees due to the combination process. The announcement of the proposed merger may impede the combined company's ability to attract and retain personnel before and after these transactions. The loss of a significant group of key personnel would hinder the combined company's product development efforts.


The merger could adversely affect combined financial results

   If and when the merger is completed, the combined company will incur a charge for in-process research and development, which we currently estimate will be approximately $0.5 million. The actual charge the combined company incurs could be greater than this estimate, which could have a material adverse effect on its financial results. The combined company will also succeed to all of the liabilities of Ariel, whether now known or discovered in the future. Additionally, if the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Ariel's stockholders resulting from the issuance of shares in connection with the merger, the financial position of the combined company could be weakened. Further, an estimated $25.7 million of goodwill and intangible assets will be recorded in connection with the merger. The goodwill will not be amortized and the intangible assets will be amortized over three years after the merger. These assets may become impaired if we do not successfully integrate the two companies after the merger.


The debt that Ariel will assume in connection with the merger may limit the combined company's financing options in the future and could weaken its business

   MAYAN has $75.0 million of existing notes outstanding, some or all of which may be exchanged into up to $50.0 million of exchange notes in the exchange offer. MAYAN's debt will become the obligation of the combined company after the merger. The effect of this debt could be to:


  . limit the combined company's ability to obtain additional financing in the future;


  . limit the combined company's flexibility to plan for, or react to, changes in its business;


  . require the combined company to use a substantial portion of its cash flow from operations or utilize a significant portion of cash on hand to repay the debt when due, rather than for other purposes, such as product development, marketing or capital expenditures;


  . make the combined company more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and


  . make the combined company more vulnerable to a downturn in its business or the economy generally.


   Additionally, if the holders of the existing notes or exchange notes convert their notes into the combined company's common stock, Ariel would have to issue a significant number of shares of additional common stock. Such an issuance of common stock would dilute Ariel's existing common stock. The increase in common stock outstanding could increase Ariel's difficulties in raising money through the sale of common stock in the future.

The lack of a public market for the MAYAN common stock makes it difficult to evaluate the fairness of the exchange ratio


   The common stock of MAYAN is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of MAYAN's common stock. Since the exchange ratio was determined based on negotiations between the parties, it is possible that either the Ariel or the MAYAN shareholders will receive consideration in the merger that is below the fair market value of the common stock they currently hold.




The future market price of the shares of common stock of the combined company may decline from the market price of the stock at the time of the merger


   It is impossible to predict how the stock of the combined company will trade following the merger. MAYAN cannot determine whether an active trading market will develop for the stock of the combined company. Moreover, there can be no assurance that the stock of the combined company will continue to trade in the Nasdaq National Market. Even if an active trading market does develop for the common stock of the combined company, there can be no assurance that the market will be sustained or that the market price of the common stock of the combined company will not decline in value.



The market price of Ariel's common stock may decline as a result of the merger

   The market price of Ariel's common stock may decline as a result of the merger if, among other things:

  . the integration of Ariel and MAYAN is unsuccessful;

  . the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors; or

  . the effect of the merger on Ariel's financial results is not consistent with the expectations of financial or industry analysts or investors.

   The market price of the Ariel common stock could also decline as a result of factors related to the merger which may currently be unforeseen. A decline in the market price of the Ariel common stock could materially affect the combined company.

Ariel's and MAYAN's officers and directors have conflicts of interest that may influence them to support or approve the merger

   The directors and officers of MAYAN participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours, including the following:

  . Esmond Goei is the Chief Executive Officer and a director of MAYAN, and is currently Vice-Chairman of Ariel's board of directors. He beneficially owns, or has the right to acquire, 3,250 shares of Ariel common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, and 1,835,670 shares of MAYAN capital stock.


  . Dennis Schneider, Chief Executive Officer of Ariel, has agreed to be the
    Senior Vice President of Marketing of the combined company and may have a conflict of interest because he will continue to be employed following the merger.

  . Ariel has agreed to cause the combined company in the merger to indemnify each present and former MAYAN officer and director against liabilities arising out of that person's services as an officer or director. Ariel will cause the combined company to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

  . Ariel has agreed that Esmond Goei and John Tingleff, Chief Financial
    Officer of MAYAN, will join Ariel as Chief Executive Officer and Chief Financial Officer, respectively, of Ariel following the merger.

  . Ariel has agreed that Esmond Goei, Thomas Edrington, Steven Krausz, Jim
    Mongiello and Peter Morris, all members of the board of directors of MAYAN, will join Ariel's board of directors following the merger.

  . As of June 30, 2001, the executive officers and directors of MAYAN and their affiliates owned an aggregate of 3,520,000 shares of MAYAN common stock and 20,015,143 shares of MAYAN preferred stock. Additionally, as of March 31, 2001, the executive officers and directors of MAYAN held options to purchase an aggregate of 2,303,170 shares of MAYAN common stock, which will be assumed by Ariel and be converted into options to purchase Ariel common stock.


   For the above reasons, the directors and officers of Ariel and MAYAN could be more likely to vote to approve the merger agreement than if they did not hold these interests. Ariel and MAYAN stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

Failure to complete the merger could cause Ariel's stock price to decline, adversely effect the future business and operations and could result in the delisting of Ariel's stock from the Nasdaq National Market


   If the merger is not completed for any reason, Ariel may be subject to a number of material risks, including the following:

  . Ariel has limited financial resources available to support its ongoing operations, fund product development programs and market new competitive technology, and pay its obligations as they become due. Additionally, Ariel has experienced negative cash flows from operations for a substantial period. These factors raise substantial doubt concerning Ariel's ability to independently continue as a going concern if the merger is not completed;

  . Ariel's continued operations would depend upon cash flows from operations, if any, and the availability of additional equity or debt financing. In light of Ariel's current cash and working capital positions, and the cash requirements of marketing expenditures which would be necessary in order to position Ariel to operate on a positive cash-flow basis, it is uncertain that Ariel would be able to generate sufficient cash flow from operations to fund its short-term capital needs. Ariel does not currently have sufficient working capital to effectively operate;

  . Ariel does not presently satisfy Nasdaq's maintenance requirements and as a result may have its common stock delisted from the Nasdaq National Market. Ariel can make no prediction as to whether, if it were to continue as an independent business and not consummate the merger, it could maintain a continued listing of its common stock on the Nasdaq National Market or any other national securities exchange;


  . Ariel would be required to repay any amounts advanced to Ariel by MAYAN under the bridge loan which the parties executed in connection with the merger. If Ariel is unable to repay those amounts, MAYAN may have a security interest in all of Ariel's assets, including its intellectual property, and MAYAN may be able to foreclose on those assets (subject to Transamerica Business Credit Corporation's senior security interest in those assets). See "The Merger--Bridge Loan;"

  . the price of Ariel common stock may decline to the extent that the current market price of Ariel common stock reflects a market assumption that the merger will be completed;

  . Ariel may be required, if it terminates the merger agreement under limited circumstances, to pay the reasonable expenses of MAYAN incurred in connection with the merger; and

  . costs incurred by Ariel related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

   In addition, Ariel customers and suppliers, in response to the announcement of the merger, may delay or defer decisions concerning Ariel. Any delay or deferral in those decisions by Ariel customers or suppliers could have a material adverse effect on Ariel's business, regardless of whether the merger is ultimately completed. Similarly, current and prospective Ariel employees may experience uncertainty about their future roles with the combined company until the combined company's strategies with regard to Ariel are announced or executed. This may adversely affect Ariel's ability to attract and retain key management, sales, marketing and technical personnel.

   Further, if the merger is terminated and Ariel's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect and other than very narrowly defined exceptions, Ariel is prohibited from soliciting, initiating or encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than MAYAN.

If the common stock of the combined company is not authorized for listing on the Nasdaq National Market, MAYAN may refuse to consummate the merger

   In approving the merger, you should note that the common stock of the combined company may not be traded on the Nasdaq National Market. MAYAN and Ariel will apply for a conditional listing on the Nasdaq National Market on behalf of the combined company, which is expected to take effect on official notice of issuance following the closing of the merger. Although it is expected that after giving effect to the merger and the reverse split of the Ariel common stock the combined company will satisfy the minimum requirements for listing on the Nasdaq National Market, there can be no assurance that the combined company's common stock will be accepted for listing. It is a condition to the obligations of both MAYAN and Ariel under the merger agreement that the combined company's common stock be approved for listing on the Nasdaq National Market. If the combined company's common stock is not approved for listing, the merger may not be consummated unless the condition is waived by MAYAN.


   If MAYAN's board of directors waives this condition you will not have an opportunity to re-vote on the merger. If the combined company's common stock is not traded on the Nasdaq National Market, you should expect fewer investors will participate in the secondary trading market for the combined company's common stock and it will be harder for you to sell your shares of the combined company's common stock. If you do sell your shares of MAYAN and Ariel common stock when it is not traded on the Nasdaq National Market, MAYAN and Ariel expect that the inter-dealer determination of trading prices will be less efficient, resulting in larger differences between the available bid and ask prices, than prevails in the market for Nasdaq National Market securities. In addition, the merger would qualify as a change of control, but would not qualify as a complying public equity offering. In such a situation, the change of control would give the note holders the right to require the combined company to repurchase the notes. Neither MAYAN nor Ariel can assure you that the combined company's common stock will be traded on the Nasdaq National Market after the merger is completed, and you should carefully consider that fact before you vote on the merger.


After the merger, the combined company will be a publicly traded company with Securities Exchange Act of 1934 reporting obligations which require significant disclosure and which may cause a significant increase in expenses to satisfy those disclosure requirements. The combined company will also face the risk of increased exposure to shareholder litigation


   The Securities Exchange Act of 1934 will require that the combined company provide information about its business and financial results. The preparation of this information is time consuming and costly and it will require the assistance of legal counsel and accountants. Therefore, the costs of legal counsel and accountants will increase dramatically. In addition, because the combined company's stock will be publicly traded, the company will be required to expand its investor relations department to accommodate the needs of a much larger number of shareholders. Furthermore, as a result of the public market for its stock and the increase in the number of shareholders, the exposure to, and risk of, shareholder suits against the combined company or its officers and directors will increase.

The combined company expects its stock price to be volatile and this volatility may cause the market price of the stock to decrease significantly


   The price at which the combined company's common stock will trade after the merger is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

  . actual or anticipated fluctuations in its results of operations;

  . changes in securities analysts' expectations or its failure to meet those expectations;

  . announcements of technological innovations or content relationships by the combined company or its competitors;

  . introduction of new products by the combined company or its competitors;

  . additions or departures of key personnel;

  . commencement of litigation;

  . developments with respect to intellectual property rights;

  . conditions and trends in technology industries;

  . changes in the estimation of the future size and growth rate of its markets;

  . general market conditions; and

  . future sales of its common stock.

   In addition, the stock market has experienced significant price and volume fluctuations that affected the market price for the common stock of many technology and telecommunications companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to its actual performance or prospects or not, could result in a significant decline in the market price of its common stock.

Anti-takeover provisions in the combined company's charter documents, in its 2001 Stock Incentive Plan and in Delaware law could prevent or delay a change in control and, as a result, negatively impact its stockholders


   Provisions of the combined company's certificate of incorporation and bylaws following the merger may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for its common stock at a premium over the market price. These provisions include:

  . the Ariel Stockholder Rights Plan, as described under the section entitled "The Merger--Ariel Rights Plan";


  . the ability of its board of directors to alter its bylaws without shareholder approval;

  . the restriction on the ability of stockholders to call special meetings;


  . the prohibition on the ability of stockholders to act by written consent;


  . the establishment of advance notice requirements for nominations for election to its board of directors or for proposing matters that can be acted on by stockholders at stockholders meetings; and


  . the establishment of a classified board of directors with staggered, three-year terms, which prevents a majority of the board from being elected at one time.

   Provisions in the combined company's 2001 Stock Incentive Plan following the merger will cause unvested shares in the plan to immediately vest, under certain circumstances, in the event of a change of control. See "Proposal to Approve the Implementation of Ariel's 2001 Stock Incentive Plan--General Provisions--Acceleration." This acceleration of vesting may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of the combined company.


   In addition, the combined company is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a merger, asset or stock sale or other transaction with an interested shareholder for a period of three years following the date that person became an interested shareholder, unless prior approval of its board of directors is obtained or as otherwise provided. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with the combined company without obtaining the prior approval of its board of directors, which may cause the market price of MAYAN's common stock to decline.

                             Risks Related to MAYAN

MAYAN is a development stage company and its limited operating history makes it difficult to evaluate its business and prospects

   MAYAN was incorporated in July 1997, has sold only trial quantities of its products and has not realized any revenues. MAYAN's business and ability to generate revenues or realize earnings is unproven. MAYAN has only a limited operating history and limited historical financial data upon which you may evaluate its business and prospects. To date, MAYAN has focused its efforts on conducting research and development of the Unifier SMX, its principal product. After MAYAN sells its existing inventory of the Unifier SMX, the Unifier SMX is not expected to be a significant part of MAYAN's business going forward and this makes it even more difficult to evaluate MAYAN's business and prospects. The risks and difficulties frequently encountered by development stage companies, particularly companies in the rapidly evolving telecommunications network infrastructure market, make MAYAN's prospects difficult to predict and they may change rapidly and without warning.


MAYAN is currently undergoing a business transition that may adversely affect its business


   MAYAN is in the process of transitioning to a business based primarily in software and services, rather than based solely on hardware. MAYAN's change in strategic direction may disrupt its employees, partners, distributors, shareholders and potential customers and may create a prolonged period of uncertainty, which could reduce any revenues and have a material adverse effect on its business, prospects and financial condition. Furthermore, MAYAN intends to transfer development and sales of the Unifier SMX to a foreign subsidiary and to market the Unifier SMX primarily in foreign markets. MAYAN's change in strategy has resulted in substantial changes including, among other things, the substantial reduction of its workforce, a change in its potential product offerings and a need to seek a new strategic focus. Many factors may impact MAYAN's ability to implement a new strategic direction for its business including the ability to locate strategic partners, finalize agreements with other companies, manage the implementation internally in an effective manner, retain, as well as sustain the productivity of, its workforce, reduce operating expenses and quickly respond to and recover from unforeseen events associated with the business transition. As a result of this business transition, it will be difficult to forecast MAYAN's financial performance.


MAYAN has a history of significant losses, expects to continue to incur additional losses and may never achieve profitability

   From MAYAN's inception through March 31, 2001, MAYAN incurred cumulative net losses of approximately $99.8 million. Due to the fact that MAYAN has no customers and will not have customers until it develops a new product which it is able to sell, MAYAN expects to continue to incur substantial operating losses and to experience substantial negative cash flow as it expands its business and changes its strategic direction. MAYAN cannot be certain that it will ever generate sufficient revenues to achieve and sustain profitability or continue as a going concern.

MAYAN's limited operating history makes it difficult to budget for upcoming expenses and for investors to accurately assess management's abilities to project financial needs


   MAYAN will need to make decisions in the immediate future regarding resource allocations for research and development and sales and marketing. It does not have the benefit of meaningful historical financial data from which to plan these expenditures. If MAYAN's forecasts of future operating expenses turn out to be inaccurate, MAYAN may not make the best use of its resources and may forego better opportunities. MAYAN's limited operating history makes it difficult for investors to gauge its capability in making these resource allocation decisions.

MAYAN's quarterly results are not a good indicator of comparable quarterly results in the future


   MAYAN's revenues, if any, and operating results are likely to fluctuate significantly in the future on a quarterly and an annual basis due to a number of factors, including the following, many of which are outside of its control:

  .its ability to identify and exploit markets for its products;

  .new product introductions and product enhancements by it or its competitors;


  . the ability to control expenses and manufacturing costs;

  . changes in key personnel;

  . the extent of international expansion;

  . changes in and regulation of the telecommunications and related industries; and


  . costs related to acquisitions of technology or businesses.



   Due to the foregoing factors, MAYAN believes that quarter-to-quarter comparisons of MAYAN's operating results are not a good indication of future performance.

After the merger, goodwill and intangible assets will represent 23% of combined company's total assets and the combined company's earnings will be reduced by amortization of the intangible assets


   After the completion of the merger, goodwill and intangible assets will represent approximately 23% of the total assets of the combined company. This amount of goodwill and intangible assets may result in the following risks:


  . the combined company may not have sufficient tangible assets in the event of a liquidation;


  . the high level of goodwill may adversely impact the level of return on assets and return on investments for stockholders;


  . amortization of intangible assets would lower the earnings per share of the combined company, thus resulting in a less attractive stock price and possibly yielding lower returns on equity investments; and


  . goodwill and intangible assets may become impaired and may be reduced to their fair values which may have an adverse impact on total assets and earnings of the combined company.


The Unifier SMX is currently MAYAN's only product and MAYAN does not expect to realize any significant revenues from this product


   MAYAN has not completed development of the Unifier SMX, has only tested it on a limited basis, and has sold only trial quantities of this product. Tests have not been favorable because the product performs slower than industry standards. In addition, MAYAN has decided to cease further development of the Unifier SMX and does not expect to realize significant revenues from sales of this product.

The Unifier SMX and MAYAN's future products may not achieve market acceptance


   There are only a small number of prospective customers for the Unifier SMX and similar hardware products. MAYAN cannot be certain that there will be a demand for its product once it is available, or that the demand will grow. Demand for MAYAN's products will depend on the continued growth of data traffic volume and its prospective customers' need to expand the capacity of existing fiber optic telecommunications networks in metropolitan areas. MAYAN's ability to attract customers could also be affected by:






  . unwillingness of potential customers to adopt its future products;



  . introductions of new products by MAYAN or its competitors;

  . other competitive factors such as aggressive pricing or financing by its competitors; and


  . changes in technology, including the rapid adoption of optical technologies at the edge of the network that are not based on the standard for fiber-optic transmission called synchronous optical network,










Because MAYAN's products are complex and are deployed in complex environments, they may have errors or defects that are detected only after full deployment, which could seriously harm MAYAN's business


   The Unifier SMX and MAYAN's future products are expected to be highly intricate products designed to be deployed in large and complex networks. The Unifier SMX can only be fully tested when deployed in these networks with high amounts of traffic over a significant period of time. MAYAN cannot simulate that environment to the extent required to fully test its product. Consequently, MAYAN or its customers may discover errors or defects in the Unifier SMX or other hardware or software only after they have been deployed. If those errors or defects are significant, MAYAN may be required to pay monetary damages or to post bonds in anticipation of these damages. If MAYAN is unable to quickly fix defects or other problems that may be identified upon full deployment, it could experience:


  . loss of or delay in realizing revenues and loss of market share;

  . significant harm to its reputation and loss of customers;

  . diversion of development resources;

  . increased service and warranty costs;

  . legal actions by its customers; and

  . increased insurance costs.

   A product liability claim, whether successful or not, could seriously impact MAYAN's capital reserves, harm its reputation and direct the attention of key personnel away from its operations, any of which could harm its financial condition and/or limit its growth.


If MAYAN's products do not operate properly with other equipment in its customers' networks, MAYAN may suffer product installation delays, order cancellations or product returns, and its reputation could be harmed

   MAYAN's products are designed to interface and interoperate with its customers' existing networks, each of which has its own specifications and is based on various industry standards. Many of its customers' networks contain multiple generations of products designed for various different protocols that were added as their networks grew and evolved. MAYAN's products must interoperate with all existing and future products within these networks. When interoperability problems occur, it may be difficult to identify their source and fix the problem. Whether or not these problems are due to MAYAN's products, it may incur warranty, support and repair costs, need to divert the attention of its engineering personnel from its product development efforts and suffer customer relations problems. If its products cannot support all widely used modes of adequate network access or if its products do not interoperate with its customers' networks, product installations could be delayed, orders for its products could be cancelled or MAYAN's products could be returned, any of which could seriously harm MAYAN's business, financial condition, results of operations, reputation and relationships with customers.


MAYAN's future success depends on its ability to develop innovative new products, product enhancements and services that gain market acceptance


   The market for communications networking equipment and services is marked by rapid innovation and evolution. MAYAN may not be able to develop new products or product enhancements or new services in a cost effective and timely manner, or at all. Even if MAYAN is able to successfully develop and introduce new products and services, they may be inferior to similar products or services developed by competitors and may fail to achieve broad market acceptance. If future products or enhancements fail to achieve widespread market acceptance, its business would be seriously harmed.


   MAYAN's success in developing new and enhanced products and systems as well as related software and services will depend upon a variety of factors, including the ability to:


  . develop products, including related software, to integrate the wide variety of protocols and transmission rates found at the metro edge;

  . integrate various components of complex and constantly evolving technology;

  . complete system designs and testing in a timely and efficient manner;

  . coordinate with third-party manufacturers to implement manufacturing, assembly, quality testing and fulfillment processes in a timely and efficient manner;

  . reduce costs;

  . achieve high system performance;

  . achieve a high degree of quality and reliability in its products and systems; and

  . develop and introduce products, software and systems that have better functionality and features and that are less expensive than those of its competitors.


Any acquisitions MAYAN makes could disrupt its business and harm its financial condition and operations

   In an effort to effectively compete in the communications networking equipment market where increasing competition and industry consolidation prevail, MAYAN may acquire complementary businesses, products, technologies or services in the future. In the event of any future acquisitions, it could:

  . issue additional stock that would dilute its current shareholders' percentage ownership;

  . incur debt and assume liabilities;

  . incur amortization expenses related to goodwill and other intangible assets; or

  . incur large and immediate write-offs.

   These acquisitions also involve numerous risks, including:

  . problems integrating the purchased operations, products, technologies or services with its own;

  . unanticipated costs and other liabilities;

  . diversion of management's attention from its core business;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which MAYAN has no or limited prior experience; and

  . potential loss of key employees, particularly those of the acquired organizations.



If MAYAN does not substantially expand its service and support organization and its direct sales force, it will be unable to significantly increase sales


   Because MAYAN's products are complex, it must hire highly trained service and support personnel. MAYAN currently has a small service and support organization and will need to increase its staff substantially to support the expanding needs of prospective customers, some of which could require significantly greater amounts of attention than it can provide. In particular, it is essential to its customers that its products do not result in network disruption. Hiring service and support personnel is extremely competitive in the telecommunications industry due to the limited number of people available with the necessary technical skills and understanding of optical networking. If MAYAN is unable to expand its customer service and support organization, it will be unable to significantly increase the sales of its products, which would impair its ability to grow its business.


   In addition, if MAYAN is unable to expand its direct sales force, it may not be able to increase market awareness and sales of its products, which may prevent it from achieving and maintaining profitability. MAYAN's products and services require a technical sales effort targeted at several key people within each of its prospective customers' organizations. Its sales efforts require the attention of sales personnel and specialized system engineers with extensive experience in optical networking technologies. Competition for these individuals is intense, and MAYAN may not be able to hire sufficient numbers of qualified sales personnel and specialized system engineers. Even if MAYAN is successful in expanding its sales force, it cannot assure you that it will be able to achieve or increase sales. If its sales force is unsuccessful, MAYAN will not achieve significant revenue growth.


The companies to which MAYAN intends to market the Unifier SMX and its other products and services may have financial constraints which may limit their ability to purchase new products such as the Unifier SMX and may limit MAYAN's ability to collect on its sales


   Telecommunications service providers make considerable capital expenditures to expand their networks and to purchase, install and maintain their equipment. If some of these service providers are unable to secure financing for these expenditures, they may not have the funds necessary to make hardware expenditures or to purchase the related products and services. Budgetary constraints or cycles may also impact when or if a prospective customer will purchase these products and services. In addition, financial constraints recently experienced by some service providers, in particular some competitive local exchange carriers may reduce their ability or willingness to purchase new products and services.



MAYAN's success will depend on its ability to manage customer relationships

   MAYAN's ability to achieve revenues in the future will depend on its ability to obtain and fill orders from customers, and maintain relationships with and provide support to these customers. In order to effectively manage customer relationships, MAYAN will need to satisfy stringent customer performance and delivery requirements. Customer relationships in its industry are typically structured around detailed, heavily negotiated contracts. As these relationships evolve over time, adjustments to product specifications, anticipated costs, laboratory and field testing plans, price, customer forecasts and delivery timetables, and installation and field support requirements may be needed in order to meet customer demands and expectations. MAYAN's inability to manage customer relationships would seriously harm its business.

The cessation of the operations of MAYAN's application service provider (ASP), may harm MAYAN's business if MAYAN is unable to transition to a new ASP




   MAYAN had been engaged with AristaSoft Corporation for the management of its business applications, including finance, distribution, procurement, customer service, service contract and direct sales interfaces such as sales order management and systems configuration. However, AristaSoft has informed MAYAN that it will cease all of its operations. AristaSoft expects to be able to provide ASP services to MAYAN for the next 90 days while MAYAN evaluates its transition options. If AristaSoft is unable to provide its services to MAYAN for 90 days, MAYAN may lose these services if the transition to another ASP has not been completed.




Declining average selling prices for MAYAN's products and services may have a material adverse effect on its margins


   MAYAN anticipates that if it is able to sell products and services, the average selling prices and gross margins may decline. In addition, as competition intensifies, MAYAN believes it will have to reduce its selling prices in order to compete effectively in its industry. To offset any decline, MAYAN believes that it must introduce and sell new products and services at higher average selling prices with higher gross margins and reduce the costs of its then existing products and services through lower costs, and cost reduction. If MAYAN is unable to increase selling prices or reduce other costs, MAYAN will not be able to recover the costs associated with selling its products and services, and, as a result, its revenues may decline and its operating results will suffer.


Due to the expected long sales cycle for MAYAN's products and services, the timing of revenue and expenses will be difficult to predict and may cause its operating results to fluctuate unexpectedly


   The sales and deployment cycle for MAYAN's products and services is expected to be lengthy. It expects that the period of time between initial customer contact and an actual purchase order or contract by some customers may span a year or more. The length of MAYAN's sales cycle may cause its revenue, expenses and operating results to vary unexpectedly from quarter to quarter. A customer's decision to purchase MAYAN's products involves a significant commitment of MAYAN's resources and a lengthy evaluation and qualification process. Consequently, MAYAN may incur substantial expenses and devote senior management's attention to potential customers without achieving significant sales to those potential customers and causing MAYAN to miss other sales opportunities. In addition, MAYAN's customers are likely to have internal budgeting procedures which may affect the timing of their purchases. Its lengthy sales cycle makes it difficult to predict the quarter in which MAYAN may recognize revenue from any sale.


If MAYAN fails to manage its geographically diverse locations or its growth effectively, its business, financial condition and results of operations could be seriously harmed

   MAYAN's ability to successfully offer its products and implement its business plan in a rapidly evolving market requires an effective planning and management process, as well as the implementation of appropriate control systems. Its operations currently are primarily conducted in San Jose, California. In the future, MAYAN may also conduct significant operations in other locations, including international locations. MAYAN intends to open an Indian development facility and to headquarter its Asian operations in Singapore. MAYAN may not be successful in managing operations in diverse locations or coordinating and integrating engineering and other efforts conducted in its various offices. MAYAN's failure to successfully manage operations in its various offices could delay its product development efforts, result in duplicative effort and expenses and consume substantial management time and attention. MAYAN expects that it will need to continue to improve its financial and managerial controls, reporting systems and procedures, and will need to continue to train and manage its workforce. MAYAN may not be able to install adequate control systems in an efficient and timely manner. Delays in the implementation of new systems, or operational disruptions when MAYAN transitions to new systems, would impair its ability to accurately forecast sales demand, manage its product inventory and record and report financial and management information on a timely and accurate basis, all of which would seriously harm its business.

MAYAN faces risks associated with its potential international operations that could limit its sales and add to its cost of operations

   MAYAN intends to market and sell its products and services internationally. In addition, MAYAN intends to maintain a development center in India and a facility in Singapore. This effort will require significant management attention and financial resources. MAYAN may not be able to develop international market demand for its products.


   MAYAN has limited experience in marketing and distributing its products internationally. International operations are subject to inherent risks, including:

  . tariffs, export controls and other trade barriers;

  . technology barriers and incompatibility problems;

  . political and economic instability;

  . longer accounts receivable payment cycles and difficulties in the collection of accounts receivable;

  . currency devaluation due to the fact that MAYAN expects that its international customers will pay it in U.S. dollars and are therefore subject to foreign exchange rate risk which may inhibit their ability to pay if their local currency is weak against the dollar;

  . difficulties and costs of staffing and managing foreign operations;

  . unexpected changes in regulatory results and certification requirements with which it may be unfamiliar; and

  . reduced protection for intellectual property rights in some countries.

MAYAN's significant workforce reduction may adversely affect MAYAN's long term viability and may result in increased costs, the departure of additional employees and/or difficulty in hiring new employees


   In connection with MAYAN's effort to refocus its business, streamline operations, reduce costs and bring staffing and structure in line with industry standards, it restructured in the first and second calendar quarters of 2001. MAYAN reduced its workforce to a total of 46 employees, 12 of whom are involved in research and development as of June 30, 2001. There may be future costs associated with the workforce reduction related to severance and other employee-related costs, and the restructuring plan may yield unanticipated consequences, such as attrition beyond the planned reduction in workforce. In addition, the decline in fair market value of MAYAN's common stock has decreased the value of the stock options granted to employees. As a result of these factors, MAYAN's remaining personnel may seek employment with larger, more established companies or companies they perceive as having less volatile stock prices. MAYAN's long term viability depends on its ability to attract and retain qualified personnel.


MAYAN has recently replaced many of its officers, which may disrupt its business

   MAYAN has appointed a new chief executive officer, a new vice president of operations and a new vice president of worldwide sales, and the integration of these officers may interfere with its operations. In March 2001, MAYAN announced the appointment of Esmond Goei, the chairman of the board, as chief executive officer, replacing Daniel Gatti, and the appointments of Sullivan Bookataub as Vice President-Operations, replacing Robert Hernandez, and Jim Linkous as Senior Vice President-Worldwide Sales replacing Andrew Lovit. The transitions of Messrs. Goei, Bookataub and Linkous have resulted and will continue to result in disruption to ongoing operations, and these transitions may materially harm MAYAN's reputation and the way that the market perceives MAYAN and the value of its common stock and the price of the combined company's common stock after the merger.

If MAYAN loses key personnel or is unable to hire additional qualified personnel as necessary, its business may be harmed

   MAYAN's success depends to a significant degree upon the continued contributions of its key management, engineering, sales and marketing, and finance personnel, many of whom would be difficult to replace, including Esmond
T. Goei, its chief executive officer. MAYAN believes its future success will also depend in large part upon its ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing and finance personnel. Competition for these individuals is intense in the telecommunications industry, especially in the geographic areas in which MAYAN operates, and MAYAN may have difficulty hiring employees in the timeframe it desires, particularly qualified engineers and sales personnel. MAYAN may not succeed in identifying, attracting and retaining qualified personnel. Further, competitors, potential customers and other entities have attempted, and may in the future attempt, to recruit its employees. The loss of the services of any of its key personnel or the inability to identify, attract or retain qualified personnel in the future or delays in hiring qualified personnel, particularly engineers and sales personnel, could make it difficult for it to manage its business and meet key objectives, including timely product introductions.


If MAYAN becomes subject to unfair hiring claims it could incur substantial defense costs and damages

   Companies in the telecommunications industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. MAYAN has received claims of this kind in the past and cannot assure you that it will not receive claims of this kind in the future as it seeks to hire qualified personnel or that those claims will not result in material litigation. These claims, regardless of their merits, could cause MAYAN to incur substantial defense costs and damages, could prevent it from hiring potential employees and could divert the attention of its management away from its operations, any of which could seriously harm its business.

It is possible that no patents will be issued from MAYAN's currently pending or future patent applications; any patents it receives may not provide it with any competitive advantages over, or may be challenged by, third parties

   MAYAN believes its success will depend in large part on the strength of its current and future patent position. Although MAYAN has filed three patent applications, its patent position is highly uncertain because the patents have not been issued. The process to get these patents issued involves complex legal and factual questions. Claims made under its patent applications may be denied or significantly narrowed, and patents issued to it may not provide significant commercial protection. Its patents may be challenged and they may not be confirmed valid if challenged. MAYAN could incur substantial costs in proceedings before the United States Patent Office, including interference proceedings. These proceedings could also result in adverse decisions as to the priority of its licensed or assigned inventions.


   The steps MAYAN has taken to protect its intellectual property may be inadequate. Any of its patents, if issued, may be invalidated, circumvented or challenged. Competitors may develop equivalent or superior products or software or duplicate its products or software. In addition, effective patent, trademark, copyright and trade secret protection may not be available in some countries in which its products may be distributed.

MAYAN's business could be adversely affected if it is unable to protect its intellectual property rights from third-party challenges

   MAYAN relies on a combination of patent, copyright, trademark and trade secret laws to protect its intellectual property rights. MAYAN also enters into confidentiality or license agreements with its employees, consultants and corporate partners, and control access to and distribution of its software, documentation and other proprietary information. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. Monitoring unauthorized use of its products is difficult and MAYAN cannot be certain that the steps it has taken or may take will prevent unauthorized use of its technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States, if at all. MAYAN's future success will depend in part on its ability to protect its proprietary rights and the technologies used in its principal products. If MAYAN is unable to enforce and protect its intellectual property, its business and its competitive position would be materially adversely affected.

MAYAN could become subject to litigation regarding intellectual property rights which could seriously harm its business

   There are a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights in the telecommunications industry. In particular, many established companies in the telecommunications networking industry, including MAYAN's competitors, have extensive patent portfolios. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to MAYAN's business. Third parties may assert claims or initiate litigation against MAYAN or its manufacturer, suppliers or customers alleging infringement of their proprietary rights with respect to MAYAN's existing or future products or components of its products. Any of these claims and any resulting lawsuit, if successful, could subject MAYAN to significant liability for damages or hinder or prevent the manufacture, sale and use of its products. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force MAYAN to do one or more of the following:

  . stop selling or using its products that use the challenged intellectual property;

  . obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  . redesign those products that use that technology.

   If MAYAN is forced to take any of these actions, its business may be seriously harmed. Although MAYAN carries general liability insurance, its insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed.

Necessary licenses of third-party technology may not be available to MAYAN or may be very expensive

   From time to time MAYAN may be required to license technology from third parties to develop new products or product enhancements. While MAYAN has been able to license third-party software to date, in the future third-party licenses may not be available to MAYAN on commercially reasonable terms or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require MAYAN to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm its business or results of operations.

MAYAN may not be able to raise additional capital to fund its future operations

   The development and marketing of new products and the expansion of its direct sales operation and associated support personnel is expected to require a significant commitment of resources. MAYAN intends to expand its sales and marketing activities and other operations faster than increases in actual or forecasted revenue. If MAYAN achieves its growth targets, its working capital needs will increase, so it may need to raise additional capital in order to fund expansion. MAYAN may also need additional capital in order to develop new services or products, or to acquire complementary businesses, products, technologies or services. Product development and acquisition activities are particularly capital-intensive in the telecommunications industry. MAYAN may incur significant operating losses and/or utilize significant amounts of capital if:

  . the market for its products develops more slowly than anticipated;

  . it fails to establish significant market share and realize significant revenues;

  . it is required to finance its manufacturing on unfavorable terms;

  . its capital expenditure forecasts increase or prove inaccurate; or

  . it needs to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, MAYAN may need to raise substantial additional capital. To the extent that it raises additional capital through the sale of equity or securities convertible into equity, the issuance of the securities could result in dilution to its existing shareholders. If additional funds are raised through the issuance of senior debt securities, these securities would have rights, preferences and privileges senior to holders of its convertible notes and its common stock. These securities could also have rights, preferences and privileges senior to the holders of other outstanding debt and the terms of that debt could impose restrictions on its operations. Additional capital, if required, may not be available on acceptable terms, or at all. If MAYAN is unable to obtain additional capital, it may be required to reduce the scope of its planned product development and marketing and sales efforts, which would harm its business and competitive position.

MAYAN's officers and directors will continue to have substantial control over MAYAN and could delay or prevent a change in corporate control

   MAYAN's executive officers, directors and entities affiliated with them, in the aggregate, beneficially own approximately 48.23% of its outstanding common stock as of June 30, 2001 and will own approximately 14.35% of the combined company after the merger. These shareholders, if acting together, would be able to influence significantly all matters requiring approval by its shareholders, including the election of directors and the approval of mergers or other changes in corporate control.


                       Risks Related to MAYAN's Industry

Uncertainties in telecommunications service providers' purchasing programs may affect MAYAN's future operating results

   Telecommunications service providers typically purchase network equipment and related services pursuant to multi-year purchasing programs that may increase or decrease annually as the service providers adjust their capital equipment budgets and purchasing priorities. These uncertainties substantially complicate MAYAN's manufacturing planning and the ability to sell its products and services. In addition, MAYAN may commit to pricing and cost structures well in advance of commercial introduction of its systems. To the extent actual prices and costs are materially different from the estimates and commitments, MAYAN's margins could be reduced. Its customers' curtailment or termination of purchasing programs, decreases in capital budgets or reduction in the purchasing priority assigned to equipment, particularly if significant and unanticipated, could materially and adversely affect MAYAN's revenues and business prospects.


If the market for broadband and other data communications services does not continue to expand, demand for MAYAN's products and services may decline significantly

   MAYAN's future success depends on the continued growth in the demand for broadband and other data communications services and the ability of its customers and prospective customers to sell those services. If this demand does not continue to grow as anticipated, the demand for its products could decline significantly, which would materially and adversely affect its revenues and business prospects.

   The decline in the number of competitive local exchange carriers, may also cause a decrease in the demand for products in MAYAN's industry. Due to the fact that established large telecommunications service providers have longer, more established relationships with their current capital equipment suppliers, many equipment manufacturers in the industry, such as MAYAN, targeted competitive local exchange carriers as potential customers. However, many competitive local exchange carriers are having increasing difficulties surviving in the recent market environment and are consolidating or filing for bankruptcy and, as a result, the capital spending by competitive local exchange carriers has decreased from what was anticipated or has terminated altogether. This puts increasing pressure on MAYAN and its competitors to target these large telecommunications service providers in order to sell its products.


MAYAN's markets are highly competitive and dominated by large participants and it may not be able to compete effectively

   Competition in the communications networking equipment market is intense and MAYAN expects competition to increase. The market for networking equipment is dominated primarily by manufacturers of legacy synchronous optical network equipment, such as Nortel Networks Corporation, Lucent Technologies Inc. and Fujitsu Microelectronics, Inc. Each of these companies has announced products that may compete with the Unifier SMX. In addition, other companies, such as Cisco Systems, Inc., Siara Systems, which was recently acquired by Redback Networks, Inc., and a number of emerging companies, have developed or are developing products that may compete with MAYAN's products. Many of MAYAN's competitors and potential competitors have substantially greater name recognition and technical, financial and marketing resources than MAYAN has and may have a substantial advantage over MAYAN in developing or acquiring new products and technologies and in creating market awareness for those products, services and technologies. Further, many of MAYAN's competitors have built long-standing relationships with some of MAYAN's potential customers and have the ability to provide financing to them and may, therefore, have an inherent advantage in selling network equipment products to these customers. MAYAN expects its competitors to continue to improve the performance of their current products and to introduce new products, services and technologies. To be competitive, MAYAN must continue to invest significant resources in research and development, sales, marketing and customer support. MAYAN may not have sufficient resources to make these investments, make the technological advances necessary to be competitive, or be able to effectively sell its products to carriers who have prior relationships with its competitors. In addition, MAYAN's recent reduction of its research and development staff will make it even more difficult for MAYAN to compete effectively.


   If MAYAN cannot compete successfully against its competitors, it could result in:


  . significant reductions in demand for any of its products;

  . delays or cancellations of future customer orders;

  . reductions of the prices on any of its products; or

  . increases in its expenses.


The telecommunications industry is subject to government regulations which could harm MAYAN's business

   The Federal Communications Commission, or FCC, has jurisdiction over the entire telecommunications industry and, as a result, MAYAN's products, and those of its customers, are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services, MAYAN's products or its customers' businesses or products could negatively affect its business. In addition, international regulatory standards could impair its ability to develop products for international carriers in the future. Delays caused by MAYAN's compliance with regulatory requirements could result in postponements or cancellations of product orders, which would harm its business and increase its costs. Further, MAYAN cannot be certain that it will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate its business.

   The regulatory environment for the telecommunications industry has historically been subject to significant changes as a result of political, economic and technical factors. Those regulatory processes, including the direct regulation of its potential products, could significantly impact MAYAN's operations by restricting its development efforts and those of its prospective customers, making its potential products obsolete or increasing the opportunity for additional competition. MAYAN might deem it necessary or advisable to modify its products to operate in compliance with these regulations. These modifications could be expensive and time consuming and delay product introduction.


                             Risks Related to Ariel

Ariel has incurred substantial operating losses and an accumulated deficit. It expects to continue to have operating losses and a growing accumulated deficit in the future. Ariel has received an opinion from its auditors for its most recently completed fiscal year, which raises substantial doubt as to its ability to continue as a going concern


   Ariel's business operations have generated operating losses since 1993. For the year ended December 31, 2000, its business operations generated operating losses of $16,129,132. For the three months ended March 31, 2001, its business operations generated operating losses of $3,834,232. It had an accumulated deficit of $45,634,578 at March 31, 2001. Ariel expects to continue to generate net operating losses while it continues to launch new products and penetrate the ISP market. Ariel can give no assurance that it will obtain a customer base sufficient to support the costs of its operations.

   Absent this merger, Ariel has very limited, if any, financial resources available to support its ongoing operations, fund product development programs to develop and market new competitive remote access technology and pay its obligations as they become due.

   These factors raise substantial doubt concerning Ariel's ability to continue as a going concern. Ariel's ability to continue as a going concern is dependent upon the consummation of the merger, the ongoing support of its stockholders, creditors, and key customers, and/or its ability to successfully develop and market its remote access products and technology at economically feasible levels in a highly competitive and rapidly changing technology environment.

Ariel has debt and debt service requirements and this may adversely affect its financial and operating flexibility

   Ariel has a significant amount of indebtedness. At March 31, 2001, Ariel had $1,653,048 million of outstanding indebtedness under its credit agreement with Transamerica and $3,700,000 under a promissory note to MAYAN at July 23, 2001.

   The amount of indebtedness Ariel has could have important consequences to its stockholders. For example, it could:

  . make it more difficult for it to meet its obligations;

  . increase its vulnerability and limit its ability to react to general adverse economic and industry conditions;

  . limit its ability to use operating cash flow to fund operating expenses, working capital, research and development and other general corporate purposes because Ariel must dedicate a substantial portion of its cash flow to make payments on its debt;

  . place Ariel at a competitive disadvantage compared to some of its competitors that have less debt; and

  . limit its ability to borrow additional funds.

   Ariel's ability to pay interest under its credit agreement or to refinance its indebtedness and to satisfy its other debt obligations will depend upon its future operating performance, which in turn depends upon the successful implementation of its new business strategy and upon financial, competitive, regulatory, technical and other factors, many of which are beyond its control.

   If Ariel is not able to generate sufficient cash from operations to make payments under its credit agreement or to meet any other debt service obligations, it will need to refinance its indebtedness. If that refinancing is not possible, Ariel could be forced to dispose of assets at unfavorable prices or default on its debt obligations. Even if it obtains new financing, Ariel cannot assure you that it would be on terms that are favorable to Ariel.

Ariel has recently changed its business strategy to focus on a new class of products for the ISP market. If Ariel is not successful in this new market, its revenues will decrease and its stock price may decline


   Ariel's ability to successfully execute its new business strategy is critical to the future performance of its business. During the second quarter of 1999, Ariel changed its business strategy to focus on the ISP market following the decline of the enterprise remote access market. Historically, Ariel has derived, and expects to continue to derive in the near term, substantially all of its revenues from product sales to original equipment manufacturers and PC manufacturers. As it focuses its efforts on the ISP market, Ariel expects sales to original equipment manufacturers to represent a declining percentage of its total revenue in the future if its new business strategy is successful. Because the ISP market is a new market for Ariel and the equipment it has developed for that market has only recently been introduced, it has had limited experience in selling its products. Currently, approximately 150 ISPs have purchased its products.


   Successful execution of Ariel's new business strategy will depend on its ability to:

  . penetrate the ISP market;

  . achieve market acceptance of its products;

  . successfully develop and introduce new products;

  . identify, recruit and retain qualified engineers and sales personnel;

  . provide adequate customer care and technical support;

  . manage its growth; and

  . secure adequate financing.

   Ariel cannot assure you that it will be successful in executing its new business strategy, and if it is not, its business, financial condition and results of operations could be adversely affected and the price of its common stock will likely decline.

Ariel's PowerPOP architecture is new and may not be accepted by its target market

   The market success of Ariel's ISP products depends significantly upon the acceptance of its PowerPOP architecture by the small to mid-sized ISPs it is targeting. The PowerPOP architecture represents a different approach to addressing ISP remote access equipment needs. Ariel's approach uses a standard PC system running Windows NT or Linux to build remote access server concentrators, in contrast to traditional products that are custom-built for this purpose. ISPs may not be willing to use Ariel's approach which would significantly hinder Ariel's growth potential and would negatively affect its business.

Ariel's original equipment manufacturer customers comprise a majority of its sales and are concentrated among a small number of customers


   Ariel's sales are concentrated among a small number of original equipment manufacturer customers. For the year ended December 31, 2000, approximately 83% of its revenue was generated by original equipment manufacturer customers with three of those customers accounting for 38% of its revenue. The loss of any of these customers would negatively impact Ariel's revenues. Until Ariel is able to penetrate the ISP market, it expects that a small number of original equipment manufacturer customers will continue to account for a substantial portion of its revenue.

Ariel has discontinued certain products which accounted for 57% of its sales in fiscal year 2000. If Ariel's new products are not successful, its revenues will decline significantly


   In June 2000, Ariel notified its customers that it would no longer offer certain older digital signal processing, or DSP, products due to the lack of availability of component parts and the prohibitive cost of production, testing and technical support for these older products. Therefore, these products are no longer generally available after December 31, 2000 and Ariel anticipates no future revenues from these products.

   In June 2000 Ariel made a decision to phase out low-end basic rate ISDN
(BRI) products of its European subsidiary, SCii. The decision was based on reduced sales of BRI products due to the loss of major customers and advances in competing technologies. Accordingly, Ariel anticipates no future revenues from sale of BRI products. In the twelve months ending December 31, 2000 older DSP and BRI products accounted for approximately 57% of its sales.


If Ariel fails to establish and maintain strategic distribution, marketing or other collaborative relationships with industry-leading companies, it may not be able to build its ISP customer base

   Ariel's success depends on its ability to continue to establish and maintain strategic distribution, marketing and other collaborative relationships with industry-leading hardware manufacturers, distributors, software vendors and enterprise solutions providers. These relationships allow Ariel to offer its products and services to a much larger customer base than it would otherwise be able to through its direct sales and marketing efforts. Most of its existing relationships can be terminated on short notice by any party. Ariel cannot assure you that it will be able to maintain these relationships or replace them on attractive terms.

   In addition, Ariel's existing strategic relationships do not, and any future strategic relationships may not, afford it any exclusive marketing or distribution rights. As a result, the companies with which Ariel has strategic relationships are free to pursue alternative technologies and to develop alternative products and services in addition to or in lieu of Ariel's products and services, either on their own or in collaboration with others, including Ariel's competitors. Moreover, Ariel cannot guarantee that the companies with which it has strategic relationships will distribute its products effectively or continue to devote the resources necessary to provide it with effective sales, marketing and distribution.

If there is unexpected fluctuation in demand for its products, Ariel may incur inventory write-downs, excessive operating costs or lose product revenues

   Ariel must forecast and place purchase orders for components of its products several months before it receives purchase orders from its own customers. This forecasting and order lead time requirements limit its ability to react to unexpected fluctuations in demand for its products. These fluctuations can be unexpected and may cause Ariel to have excess inventory, or a shortage, of a particular product. In the event that Ariel's forecasts are inaccurate, it may need to write down excess inventory. For example, Ariel was required to write down inventory of approximately $2.0 million in 1998 in connection with the termination of its sales to Compaq and a reduction in sales to other original equipment manufacturers customers. Significant write-downs of excess inventory or declines in inventory value in the future could adversely affect Ariel's financial results. Similarly, if Ariel fails to purchase sufficient supplies on a timely basis, it may incur additional rush charges or it may lose product revenues if it is not able to meet a purchase order. These failures could also adversely affect its customer relations.


Undetected errors or defects found in Ariel's products may result in loss of customers or delay in market acceptance of its products

   Despite testing by Ariel and by its customers, errors may be found in new products after commencement of commercial shipments resulting in loss of customers, delay in market acceptance of its products and damage to its reputation. Although Ariel has not experienced significant errors or defects in its products to date, if errors are discovered, Ariel may have to spend a significant amount of money to eliminate them and yet may not be able to successfully correct them in a timely manner, or at all.

   Failures in Ariel's products may also cause system failures for its customers who could then assert warranty and other claims for damages against Ariel. Although Ariel's customer agreements typically contain provisions designed to limit its exposure to potential product liability' claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. Ariel's insurance policies may not adequately limit its exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend and could divert management's attention from Ariel's business. Ariel cannot assure you that the occurrence of any of these events would not have a material adverse effect on its business, financial condition and results of operations.

Average selling prices of Ariel's products may decrease which could hurt its operating results

   The average selling prices for Ariel's products may be lower than expected as a result of competitive pricing pressures, technological advances, promotional programs and customers who negotiate price reductions. The pricing of products depends on the specific features and functions of the product, the extent to which the product can be integrated within ISPs' and original equipment manufacturers' existing hardware and software operating systems, purchase volumes and the level of sales and service support. Historically, the trend in Ariel's industry has been for prices to decrease as technological innovations become widespread. Ariel expects this trend and price competition to continue and possibly increase in the future, both in the original equipment manufacturers and the ISP remote access equipment markets, and anticipates that the average selling prices of its current products will decrease. Ariel cannot assure you that it will be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at its projected selling prices.


Ariel depends on a limited number of third-party suppliers, some of which are the sole suppliers of the product Ariel purchases from them. If Ariel is unable to maintain its cooperative relationships, especially with its suppliers, Ariel may not be able to produce its products


   Ariel purchases digital signal processing chips and certain other components from Texas Instruments, Conexant Systems, Lucent Technologies and Analog Devices, each of which manufactures and is the sole supplier of the digital signal processing chips upon which Ariel's products have been developed. Ariel does not have long-term agreements with any of these suppliers. Any reduction or interruption in supply or manufacturing from these third party contractors would adversely affect Ariel's ability to continue to deliver its products. Ariel also depends upon development, supply, marketing, licensing and other relationships with third parties for complementary technologies incorporated in its products. These cooperative relationships, many of which have been in place for a number of years, are with hardware and software developers pursuant to which each company makes available its technology to the other for the purpose of achieving compatible products. Some of these relationships are based upon annually renewable license agreements under which Ariel obtains technology necessary to produce its products. These relationships are generally non-exclusive and terminable, in some cases on short notice or at any time, and there can be no assurance that Ariel will be able to maintain these relationships or to initiate similar additional relationships. The loss of certain cooperative relationships, particularly with any of the digital signal processing chip suppliers, may limit Ariel's sales prospects.


The market for remote access equipment is highly competitive and Ariel competes with large, well established companies. If Ariel is unable to compete effectively, the demand for, or prices of, its products may be reduced

   The remote access equipment market is intensely competitive. Ariel may not be able to compete successfully against current or potential competitors and its failure to do so could seriously harm its business, operating results and financial condition.

   In the ISP market, Ariel competes directly with other small companies that sell remote access equipment as well as large well-established companies such as Ascend/Lucent, Cisco, and 3Com. These and many of Ariel's current and potential competitors have significantly greater financial, selling and marketing, technical, manufacturing and other resources than Ariel has. As a result, these competitors may be able to devote greater resources toward the development, promotion, sale and support of their products than Ariel can. These companies may introduce additional products that compete with Ariel's products or enter into strategic relationships to offer complete solutions which Ariel currently does not offer.

   In addition, Ariel recently introduced its PowerPOP architecture to the market and it has not had enough experience selling the product to fully assess its competitiveness. If Ariel finds that its new products are not competitive, its business could be materially harmed.

   Further, the development of new, technologically advanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. The introduction of new or enhanced products also requires Ariel to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. Ariel cannot assure you that it will be able to successfully develop, introduce or manage the transition to new products.


Ariel's financial results may fluctuate from period to period as a result of several factors which could adversely affect its stock price

   Because of the change in Ariel's business strategy, the loss of a major original equipment manufacturer customer, the sale of its communications systems group and other factors, Ariel believes that period to period comparisons of its operating results may not be a good indication of its future performance. It is possible that in some future periods Ariel's operating results may be below the expectations of public market analysts and investors. In this event, the price of Ariel's common stock may fall. In the past, Ariel has experienced fluctuations in its revenue and operating results and its revenue and operating results may continue to vary significantly from period to period due to a number of factors, many of which are beyond its control. These factors include:


  . fluctuations in demand for its products and services;

  . variations in the timing of orders and shipments of its products;

  . the timing of new product and service introductions by Ariel or its competitors;

  . the mix of products sold and the mix of distribution channels through which they are sold;

  . its ability to obtain sufficient supplies of sole or limited sourced components for its products;

  . unfavorable changes in the prices of the components Ariel purchases;

  . its ability to achieve cost reductions;

  . its ability to maintain quality levels for its products;

  . its ability to integrate new technologies Ariel develops or acquire into its products; and

  . timing of acquisitions and dispositions of businesses and assets.

   The amount and timing of Ariel's operating results generally will vary from quarter to quarter depending on the level of actual and anticipated business activities and as Ariel develops and launches new products. Ariel has experienced sharply increased revenue in periods that involved new product introductions and significant sales to original equipment manufacturers, with equally sharp decreases in revenue in subsequent periods as distributors and original equipment manufacturers complete their inventory build-up process. Furthermore, Ariel has a limited backlog of orders and revenue for any future quarter is difficult to predict. Supply, manufacturing or testing constraints could result in delays in the delivery of Ariel's products. Any delay in the product deployment schedule of one or more of Ariel's new products would likely adversely affect its operating results for a particular period.

Ariel's technology is not patented and it will not be protected by patent laws

   Ariel believes that its success is dependent upon its proprietary technology. However, since Ariel has not in the past actively pursued patent protection on most of its products and does not hold patents on many of its current products, it will not be protected by patent laws in the event competitors are able to create substantially similar or duplicate products. Ariel principally relies upon copyright, trade secret and contract law to protect its proprietary technology. Ariel cannot assure you that it will be able to prevent misappropriation of its technology or that its competitors will not independently develop technologies that are substantially equivalent or superior to its technology.

If third parties believe Ariel is infringing on their intellectual property rights, claims brought against Ariel could be costly and result in the loss of significant rights


   The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. Patent, trademark and other intellectual property rights are important to Ariel and other technology companies. Many companies devote significant resources to developing patents that could affect many aspects of Ariel's business. Other parties may assert infringement or unfair competition claims against Ariel that could relate to any aspect of its technologies or other intellectual property. Ariel may also be subject to claims relating to components it purchases from its suppliers and integrates into its products. Ariel cannot predict whether third parties will assert claims of infringement against it, the subject matter of any of these claims or whether these assertions or prosecutions will harm its business. If Ariel is forced to defend itself against any of these claims whether they are with or without merit or are determined in its favor, it may face costly litigation, diversion of technical and management personnel an inability to use its current technology or product shipment delays. As a result of a dispute, Ariel may have to develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may be unavailable on terms acceptable to Ariel, or at all. If there is a successful claim of patent infringement against Ariel and it is unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, Ariel's business and competitive position may be adversely affected.

Ariel does not have its own manufacturing facilities and it depends on a limited number of outside companies to manufacture substantially all the equipment it sells

   Ariel does not have its own manufacturing facilities and relies on K-Byte/Hibbing Manufacturing and JRE Inc. in the United States to manufacture substantially all of its equipment. These agreements can be terminated on short notice by any party. Ariel cannot assure you that it will be able to maintain these relationships or replace them on attractive terms. There are risks associated with its relationship with these third parties, including reduced control over:

  . delivery schedules;

  . quality assurance;

  . manufacturing costs;

  . capacity during periods of excess demand; and

  . availability of access to process technologies.

Ariel depends on its key personnel and it may be unable to replace key executives if they leave. Ariel's failure to attract, assimilate and retain other highly qualified personnel in the future could seriously harm its business

   Ariel's success is largely dependent upon the personal efforts of its executive officers as well as other key personnel and its future success is also dependent on its ability to recruit and retain additional experienced engineering and sales personnel. Ariel intends to appoint additional senior management personnel as well as to hire additional engineering, sales and support personnel in the future. Competition for personnel, especially engineers and sales personnel, in New Jersey is intense. There can be no assurance that Ariel will be able to retain or hire other necessary personnel. Loss of the services of, or failure to recruit, key personnel could materially harm its business.

Ariel's management team may not be able to successfully implement its business strategy because it has only recently begun to work together

   Ariel's business is highly dependent on the ability of its management to work together effectively to execute its business strategy. Several members of its senior management have been employed by Ariel for a relatively short period of time and Ariel is in the process of recruiting additional senior management. These individuals have not previously worked together as a management team. In addition, the members of Ariel's management team who have been with Ariel for a longer period have had only limited experience within its new target markets. The failure of Ariel's management team to work together effectively could prevent efficient decision making by Ariel's executive team, affecting product development and sales and marketing efforts, which would negatively impact Ariel's results of operations.

                       Risks Relating to Ariel's Industry



Ariel must keep pace with rapid technological changes to remain competitive

   There can also be no assurance that Ariel's competitors will not develop future generations of competitive products that will offer superior price, features or performance advantages which would render its products uncompetitive. There are currently competing technologies that offer alternative solutions which allow for faster Internet access compared to dial-up access. These competing technologies include digital subscriber line, wireless and cable. Ariel cannot assure you that, in order to remain competitive, it will be successful in developing and introducing on a timely basis new products and technologies.

Ariel's success in the ISP market depends on the continued growth and use of Internet and dial-up access technologies

   Demand for Ariel's ISP remote access solutions is being driven by the increase in the use of the Internet. Ariel's future performance depends substantially upon the continued widespread acceptance and use of the Internet and other online services. Rapid growth in the use of the Internet and other online services is a relatively recent phenomenon, and Ariel cannot assure you that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and other online services as a medium of communication and commerce. The emergence of alternative technologies may substantially reduce its potential markets. If dial-up access technologies become obsolete, Ariel would have to develop and market new products in order to continue its operations. Ariel cannot be certain that it will succeed in adapting its product strategies to compete effectively with these alternative technologies.

Ariel's customers are subject to government regulations and changes in these laws or regulations could negatively affect its ability to develop new technologies or sell new products

   The jurisdiction of the Federal Communications Commission extends to the entire communications industry, including Ariel's customers and their products and services that incorporate its products. For example,

FCC regulatory policies that affect the availability of data and Internet services may impede its customers' penetration into their markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. Although Ariel's business has not been affected by regulations to date, in the future, delays caused by its compliance with regulatory requirements, in particular telecommunication tariffs regulations, may result in order cancellations or postponements of product purchases by its customers, which would harm its business.

                      Risks Related to the Exchange Offer

MAYAN, or Ariel following the closing of the merger, may not have the financial resources to repurchase the exchange notes in the event of a repurchase event

   Upon a repurchase event, the holders of the exchange notes may require MAYAN, or Ariel following the closing of the merger, to repurchase all or a portion of the exchange notes. A repurchase event is (i) the occurrence of a change of control as defined in the exchange notes indenture or (ii) after the merger (or alternative mergers or public equity offerings), delisting of the common stock into which the exchange notes are convertible. If a repurchase event were to occur, MAYAN or Ariel may not have enough funds to pay the repurchase price for all exchange notes and therefore may be unable to repurchase the exchange notes. In addition, any future credit agreements or other debt agreements may contain similar provisions, or expressly prohibit the repurchase of the exchange notes upon a repurchase event or may provide that a repurchase event constitutes an event of default under that agreement. If a repurchase event occurs at a time when MAYAN or Ariel is prohibited from repurchasing the exchange notes, it could seek the consent of its lenders to repurchase the exchange notes or could attempt to refinance its debt agreements. If it does not obtain consent, MAYAN or Ariel could not repurchase the exchange notes. MAYAN's or Ariel's failure to repurchase the exchange notes would constitute an event of default under the exchange notes indenture, which might constitute an event of default under the terms of its other debt. MAYAN expects that it would require third-party financing to satisfy these obligations, and it can provide no assurance that it would be able to obtain financing on favorable terms, if at all.

MAYAN's (or Ariel's following the merger) substantial leverage as a result of the issuance of the exchange notes and the existing notes and the covenants in the exchange notes indenture could harm its ability to finance future operations

   Even if the exchange offer results in all the existing notes being exchanged for the exchange notes, thereby reducing MAYAN's subordinated indebtedness from $75.0 million to $50.0 million, MAYAN (or Ariel following the merger) will continue to be highly leveraged after giving effect to the exchange offer. The degree to which MAYAN (or Ariel following the merger) is leveraged could have important consequences for shareholders and holders of the exchange notes, including, but not limited to, the:

  . limitation on MAYAN's or Ariel's ability to refinance its existing indebtedness or obtain additional financing to fund interest payments, note repurchases, future working capital, capital expenditures, or other general corporate purposes;

  . requirement that its cash flow from operations to pay the principal of, and interest on, the exchange notes, thereby reducing its projected cash flow to fund working capital, capital expenditures or other general corporate purposes;

  . limitation on its flexibility in planning for, or reacting to, changes in the business and the telecommunications industry, including the pursuit of its growth strategy;

  . limitation on its ability to withstand adverse economic conditions or take advantage of significant business opportunities that may arise;

  . limitation on its ability to compete with, and placing it at a disadvantage to, competitors who are not as highly leveraged;

  . limitation on its ability to invest in new or developing technologies;
    and

  . limitation on its ability to respond to changes affecting the implementation of its financing, development or operating plans.

   MAYAN's or Ariel's ability to pay interest on the exchange notes and to satisfy its other debt obligations will depend upon its future operating performance. Prevailing economic conditions and financial, business and other factors, many of which are beyond its control, will affect its ability to make these payments. If, in the future, MAYAN or Ariel cannot generate sufficient cash flow from operations to make scheduled payments on the exchange notes or to meet its other obligations, it will need to refinance its indebtedness, obtain additional financing or sell assets. MAYAN or Ariel cannot be certain that its business will generate cash flow, or that it will be able to obtain funding sufficient to satisfy its debt service requirements.

                             ARIEL SPECIAL MEETING

General

   Ariel is furnishing this document to holders of Ariel common stock in connection with the solicitation of proxies by Ariel's board of directors for
use at the special meeting of stockholders of Ariel to be held on         ,
2001, and any adjournment or postponement of that meeting.

Date, Time and Place

   The special meeting will be held on             , 2001, beginning at [ : ]
a.m., local time, at                                                      .

Matters to be Considered at the Special Meeting

   At the special meeting and any adjournment or postponement of the special meeting, Ariel stockholders will be asked:

  . to consider and vote upon the approval of the merger agreement;

  . to approve an amendment to Ariel's certificate of incorporation to increase the number of authorized shares of common stock from 2,000,000 shares to 12,500,000 shares, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger;


  . to approve the one for 20 reverse stock split of the common stock of Ariel, to be effective immediately prior to the effective time of the merger;


  . to approve the implementation of the 2001 Stock Incentive Plan under which 15,659,762 shares of Ariel common stock will initially be reserved for issuance;


  . elect Ariel's current board of directors to serve until the earlier of
    (i) the closing of the merger or (ii) until their successors are duly elected and qualified; and

  . to transact any other business as may properly come before the special meeting.

Record Date

   Ariel's board has fixed the close of business on           , 2001, as the
record date for determination of Ariel stockholders entitled to notice of and to vote at the special meeting.

Voting of Proxies

   Ariel requests that its stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Ariel, or otherwise provide their proxy by telephone or the Internet. Brokers holding shares in "street name" may vote the shares only if the stockholder provides instructions on how to vote. Brokers will provide directions on how to instruct the broker to vote the shares. All properly executed proxies that Ariel receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the merger agreement, the merger, the amendments to Ariel's certificate of incorporation, the implementation of the 2001 Stock Incentive Plan, the election of Ariel's current board of directors and the related transactions. Ariel's board does not currently intend to bring any other business before the special meeting and, so far as Ariel's board knows, no other matters are to be brought before the special meeting. If other business properly comes before the special meeting, the proxies will vote in accordance with their own judgment.

   Stockholders may revoke their proxies at any time prior to its use

  . by delivering to the secretary of Ariel a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting and voting in person.

   Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Votes Required

   As of the close of business on the record date, there were       shares of
Ariel common stock outstanding and entitled to vote, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger. The affirmative vote of the holders of a majority of the shares of Ariel common stock outstanding and entitled to vote at the Ariel meeting is required for approval of the merger agreement and for the amendment to the certificate of incorporation. The holders of a majority of the shares of Ariel common stock that are present in person or represented by proxy must approve the 2001 Stock Incentive Plan and a plurality of the votes cast in person or by proxy by the holders of the shares of Ariel common stock is required to elect directors. Ariel stockholders have one vote per share of Ariel common stock owned on the record date.


   As of the record date, directors and executive officers of Ariel and their
affiliates owned       shares of Ariel common stock, after giving effect to the
one for 20 reverse stock split which is expected to occur immediately prior to
the effective time of the merger, or approximately   % of the shares of Ariel
common stock outstanding on that date. Ariel's directors and executive officers, and their affiliates, have indicated their intention to vote all of their shares of Ariel common stock in favor of each of the proposals at the Ariel special meeting. Pursuant to voting agreements entered into concurrent
with the merger agreement, Ariel stockholders owning approximately   % of
Ariel's common stock outstanding as of the record date have agreed to vote all of their shares of Ariel common stock for:


  . approval of the merger agreement;

  . approval of the increase in the authorized shares of Ariel;

  . approval of the one for 20 reverse stock split; and


  . approval of the implementation of the 2001 Stock Incentive Plan.

   As of June 30, 2001, directors and executive officers of MAYAN beneficially own 3,250 shares of Ariel common stock after giving effect to the one for 20 reverse stock split.


Quorum; Abstentions and Broker Non-Votes

   The required quorum for the transaction of business at a special meeting is the presence, in person or by proxy, of a majority of the shares of Ariel common stock outstanding and eligible to vote as of the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this document without the owners' specific instructions. Accordingly, Ariel stockholders are urged to return the enclosed proxy card marked to indicate their vote. Broker non-votes and abstentions will not be included in vote totals and will have the effect of a vote against each of the proposals at the Ariel special meeting.

Solicitation of Proxies and Expenses

   Ariel has retained the services of CIC Georgeson Shareholder Services to assist in the solicitation of proxies from Ariel stockholders. The fees to be paid to the firm by Ariel for those services are not expected to exceed $8,000 plus reasonable out-of-pocket expenses. Ariel and MAYAN will each bear its own expenses in connection with the solicitation of proxies for its special meeting of stockholders and shareholders, except that each will pay one-half of all printing and mailing costs and expenses incurred in connection with the registration statement and this document.

   In addition to solicitation by mail, the directors, officers and employees of Ariel may solicit proxies from Ariel stockholders by telephone, email, facsimile or in person, but they will not receive any compensation for those services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

Board Recommendations

   The disinterested members of Ariel's board have determined that the merger agreement and the merger are fair to, and in the best interests of, Ariel and its stockholders. Accordingly, the disinterested members of the board unanimously have approved the merger agreement and unanimously recommend that Ariel stockholders vote "FOR" approval of the merger agreement. In considering that recommendation, Ariel stockholders should be aware that some Ariel officers and key employees have interests in the merger that are different from, or in addition to, those of Ariel's stockholders. See "The Merger-- Interests of Ariel's Management in the Merger and Potential Conflict of Interest."

   The members of the Ariel board also have determined that:


  . increasing the number of Ariel's authorized shares of common stock from 2,000,000 to 12,500,000, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger;


  . effecting a one for 20 reverse stock split of Ariel's common stock, to be effective immediately prior to the effective time of the merger; and


  . approving the implementation of the 2001 Stock Incentive Plan.

are in the best interests of Ariel and its stockholders. The disinterested members of the Ariel board unanimously recommend that Ariel stockholders vote "FOR" the approval of these proposals.

   The members of the Ariel board of directors have also determined that:

  . electing Ariel's current board of directors to serve until the earlier of
    (i) the completion of the term for which each was previously elected,
    (ii) the closing of the merger or (iii) until their successors are duly elected and qualified is in the best interest of Ariel and its stockholders, and unanimously recommend that Ariel stockholders vote "FOR" election of Messrs. Agnello, Goei, Paul, Burlinson, Fuchs, Schneider and Atlas.

   The matters to be considered at the special meeting are of great importance to Ariel stockholders. Accordingly, Ariel stockholders are urged to read and carefully consider the information presented in this document, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

   Ariel stockholders should not send any stock certificates with their proxy cards.

                             MAYAN SPECIAL MEETING

General

   MAYAN is furnishing this document to MAYAN shareholders in connection with the solicitation of proxies by the MAYAN board of directors for use at the
special meeting of shareholders of MAYAN to be held on         , 2001, and any
adjournment or postponement thereof.

Date, Time and Place

   The special meeting will be held on             , 2001, beginning at [ : ]
a.m., local time, at   .

Matters to be Considered at the Special Meeting

   At the MAYAN special meeting and any adjournment or postponement of the special meeting, MAYAN shareholders will be asked:

  . to consider and vote upon the approval and adoption of the merger agreement.

   In addition, in connection with the approval of the merger, a sufficient number of holders of preferred stock of MAYAN will be required to convert the preferred stock they hold into common stock of MAYAN immediately prior to the effective time of the merger pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation to cause the automatic conversion of all of MAYAN's preferred stock into common stock.

Record Date

   MAYAN's board has fixed the close of business on           , 2001, as the
record date for determination of MAYAN shareholders entitled to notice of and to vote at the special meeting.

Voting of Proxies

   MAYAN requests that all holders of MAYAN common stock on the record date complete, date and sign the accompanying proxy card for common shareholders, and that all holders of MAYAN preferred stock on the record date complete, date and sign the accompanying proxy card for preferred shareholders, and promptly return them in the accompanying envelope or otherwise mail them to MAYAN. All properly executed proxy cards that MAYAN receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxy cards. If no direction is indicated on any proxy card, it will be voted in favor of approval and adoption of the merger agreement and approval of the merger.

   A MAYAN shareholder may revoke a proxy at any time prior to its use:

  . by delivering to the secretary of MAYAN a signed notice of revocation;

  . by delivering to the secretary of MAYAN a later-dated, signed proxy card;
    or

  . by attending the special meeting and voting in person.

   Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Votes Required

   In order for the merger to be effective:

  . the holders of a majority of the shares of MAYAN common stock outstanding as of the record date, voting as a class, and

  . the holders of a majority of the shares of MAYAN preferred stock outstanding as of the record date, voting together as a single class must vote to adopt and approve the merger agreement and approve the merger.

   As of the close of business on the record date, there were 52,500,796 shares of MAYAN common stock and preferred stock outstanding and entitled to vote, consisting of 16,500,736 shares of common stock and 36,000,060 shares of preferred stock. The holders of a majority of the outstanding shares of MAYAN common stock and the holders of a majority of the outstanding shares of preferred stock entitled to vote must approve the merger agreement. MAYAN shareholders have one vote per share of MAYAN common stock owned on the record date and one vote for each share of common stock into which any preferred stock could be converted.


   In order for the MAYAN preferred stock to be automatically converted into shares of MAYAN common stock pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation, the holders of a majority of the shares of each series of MAYAN preferred stock outstanding as of the record date must vote for the conversion of that series preferred stock into common stock. As of the close of business on the record date, 1,907,500 shares of MAYAN Series A preferred stock were issued and outstanding, 7,843,137 shares of MAYAN Series B preferred stock were issued and outstanding, 11,826,346 shares of MAYAN Series C preferred stock were issued and outstanding and 14,423,077 shares of MAYAN Series D preferred stock were issued and outstanding. Each share of MAYAN preferred stock outstanding on the record date is entitled to one vote at the special meeting.

   As of the record date, the executive officers and directors of MAYAN and
their affiliates owned        shares of MAYAN common stock and      shares of
MAYAN preferred stock which are convertible into the same number of shares of
MAYAN common stock, or approximately   % of the shares of MAYAN capital stock
outstanding on that date. The directors and executive officers of MAYAN have indicated their intention to vote their shares of MAYAN common stock in favor of the merger agreement. Under separate voting agreements entered into concurrent with the merger agreement, MAYAN's directors and executive officers
owning approximately   % of MAYAN's capital stock outstanding as of the record
date have agreed to vote all of their shares of MAYAN capital stock for approval of the merger agreement.


   As of June 30, 2001, directors or executive officers of Ariel owned 625,000 shares of MAYAN common stock, 2,500 shares of MAYAN Preferred Stock and had the right to purchase an additional 1,208,170 shares of MAYAN common stock pursuant to outstanding stock options. See "The Merger--Interests of Certain Persons in the Merger."


Quorum and Abstentions

   A majority of all shares of MAYAN common stock and preferred stock, outstanding as of the record date, each as a separate class, represented in person by proxy, constitutes a quorum for the transaction of business at the special meeting.

   If you submit a proxy that indicates an abstention from voting in all matters, your shares will be counted as present for the purpose of determining the existence of a quorum at the special meeting, but they will not be voted on any matter at the applicable special meeting. Consequently, your abstention will have the same effect as a vote against the proposal to adopt and approve the merger agreement.

Solicitation of Proxies and Expenses

   MAYAN will solicit proxies from the MAYAN shareholders and will bear its own expenses in connection with the solicitation of proxies for its special meeting of shareholders, except that Ariel and MAYAN each will pay one-half of all printing and mailing costs and expenses incurred in connection with the registration statement and this document.

   In addition to solicitation by mail, the directors, officers and employees of MAYAN may solicit proxies from shareholders by telephone, email, facsimile or in person, but they will not receive any additional compensation for those services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

Board Recommendations

   The disinterested members of the MAYAN board have determined that the merger agreement and the merger are advisable and in the best interests of MAYAN and its shareholders. Accordingly, the disinterested members of the board unanimously have approved the merger agreement and unanimously recommend that shareholders vote "FOR" approval of the merger agreement. In considering that recommendation, MAYAN shareholders should be aware that some MAYAN directors and officers have interests in the merger that are different from, or in addition to, those of MAYAN shareholders, and that Ariel has agreed to provide indemnification arrangements to directors and officers of MAYAN. See "The Merger--Interests of MAYAN's Management in the Merger and Potential Conflict of Interest."

   The matters to be considered at the special meeting are of great importance to the shareholders of MAYAN. Accordingly, MAYAN shareholders are urged to read and carefully consider the information presented in this document, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

   MAYAN's shareholders should not send any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of MAYAN common stock certificates will be mailed to MAYAN shareholders promptly after completion of the merger. For more information regarding the procedures for exchanging MAYAN stock certificates for Ariel stock certificates, see "The Merger--Exchange of MAYAN Stock Certificates for Ariel Stock Certificates."

                                   THE MERGER

   This section of the document describes material aspects of the proposed merger, including the merger agreement which is attached as Appendix I and which we incorporate by reference. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Ariel stockholders and MAYAN shareholders. Stockholders should read the entire merger agreement and the other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

Background of the Merger

   As a regular part of their business plans MAYAN and Ariel have from time to time each considered opportunities for expanding and strengthening their technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures.

   Additionally, in light of the rapid changes in the telecommunications equipment industry, including industry consolidation and globalization, the MAYAN board of directors regularly met with MAYAN senior management to review MAYAN's position relative to its peers and new entrants in the industry, as well as the strategic alternatives available to MAYAN in order for it to remain competitive and enhance shareholder value.

   Throughout 2000, the Ariel board of directors regularly discussed additional funding alternatives and strategic partners. In June 2000, the board of directors authorized Pennsylvania Merchant Group to act as its investment banker in those efforts. Further, Ariel's chairman, Anthony Agnello, was authorized to retain additional third parties, on a non-exclusive basis, to act as finders for pursuing strategic relationships. In fact, three entities were so engaged. Mr. Agnello reported the status of these efforts to the board of directors at its meetings of October 19, 2000, December 14, 2000 and January 26, 2001. Further, at each of those meetings, Dennis Schneider, Ariel's chief executive officer and president, and Jack Loprete, Ariel's vice president of finance, updated the board of directors regarding funding alternatives. The proposals received by Ariel consisted of forms of equity credit lines all of which the board deemed unacceptable, and thus, rejected.


   Following its December 31, 2000 fiscal year end, the Ariel board of directors met to consider Ariel's liquidity needs, its product development efforts and potential, its collaborative opportunities, its prospects for continuing to operate as an independent company and developments in Ariel's marketplace in general. At its regular January 2001 meeting, it was clear to the board of directors that Ariel would likely run out of cash in the second quarter of 2001 and could not continue on its present course.


   During the first week of February 2001, Esmond Goei, chief executive officer and a director of MAYAN, who is also Vice Chairman of the Ariel board, contacted other members of the Ariel board to discuss for the first time whether Ariel would be interested in a business combination with MAYAN. Over the next week, Mr. Goei, Dan Gatti, president and the former chief executive officer of MAYAN, and Mr. Schneider engaged in preliminary discussions regarding a possible business combination and the potential market for the combined enterprise.


   On February 15, 2001, prior to any further discussion, MAYAN and Ariel signed a non-disclosure agreement.

   In the period from February 19 to February 21, 2001, Mr. Goei, Mr. Gatti, Mr. Schneider and Dan Brown, vice president of product marketing of MAYAN, held several meetings and conference calls to evaluate addressable market and revenue opportunities for the combined products. Mr. Goei, Mr. Gatti, Mr. Schneider and Mr. Brown also discussed the merits of a potential strategic business combination of MAYAN and Ariel, including the opportunities for potential cost savings that could be achieved in products and services, management and sales organizations by combining the two companies and sharing resources and personnel.

   On February 22, 2001, John Tingleff, chief financial officer of MAYAN, met with Mr. Goei to discuss the potential terms of a proposed merger of Ariel and MAYAN.

   On February 23, 2001, Mr. Goei and Mr. Gatti met with Mr. Schneider and Mr. Loprete at the Cranbury office of Ariel to present company overviews for MAYAN and Ariel. Mr. Goei and Mr. Loprete discussed the potential terms of a business combination between the two companies, taking into consideration the cash position of each company, relative to the other, the market strength and competitive position of each company and the revenue potential for each company. A proposal that Ariel stockholders maintain 10% of the equity of the combined company, with MAYAN shareholders receiving 90% of the equity was discussed, along with the registration of the Ariel stock to be issued in the merger and the proposed management of the combined company following the merger, which management would consist of members of both companies.


   Mr. Loprete held informal discussions with Ariel management and board members to discuss those potential terms.

   On February 25, 2001, Mr. Goei distributed a term sheet to Messrs. Agnello and Schneider. The parties ultimately declined to execute the term sheet and proceeded directly to negotiate the definitive agreement.

   On February 26, 2001, Mr. Goei discussed with Brobeck, Phleger & Harrison LLP, MAYAN's outside legal counsel, his fiduciary duties and obligations with respect to a possible transaction between Ariel and MAYAN. Thereafter, Mr. Goei conducted informal discussions with the Ariel board of directors and the other members of the MAYAN board of directors to discuss his interests in MAYAN and to discuss the benefits of a business combination between Ariel and MAYAN and the potential structure for that combination. The discussion involved MAYAN's current cash position, its competitive positioning, MAYAN's stage of product readiness and its latest financing transaction.

   On February 27, 2001, the board of directors of MAYAN met to discuss possible strategic alternatives, including additional venture financing, joint ventures, licensing of key software and possible strategic business combinations, including with Ariel, as well as the purchase of Ariel for cash. The MAYAN board reviewed competitive situations within the metropolitan communications market and evaluated the relative strengths and weaknesses in pursuing a possible business combination, particularly the combination of MAYAN with a publicly traded entity. The board also considered the proposed terms of a combination with Ariel. The MAYAN board, with Mr. Goei abstaining, authorized MAYAN management to continue discussions with Ariel about a possible transaction.


   On February 28, 2001, the Ariel board convened a special meeting to discuss the merits of a combination with MAYAN and to discuss the proposed terms of a combination. The Ariel board, with Mr. Goei abstaining, authorized Ariel management to proceed with further discussions and with the negotiation of a definitive merger agreement with MAYAN.

   During the period from February 28 through March 2, 2001, a representative of MAYAN conducted a series of due diligence meetings at Ariel's office in Cranbury. Various members of the Ariel management team met with the MAYAN representative to discuss the status of current operations and possible cost savings associated with the combination and the sharing of resources and personnel.


   On March 6, 2001, the board of directors of MAYAN, along with observers, met to discuss the potential benefits and costs of a combination with Ariel, including possible strategic alternatives, such as additional venture financing, joint ventures, licensing of key software and possible strategic business combinations, MAYAN's current competitive position in the market, the volatility of the telecommunications industry, the potential cost savings of a combination with Ariel, the potential for liquidity for the MAYAN shareholders, the assumption of Ariel liabilities, entry into the public markets and the future disclosure obligations associated with that entry, market acceptance of the combined company, the length of time necessary to complete the transaction and the expenses involved in doing so. Representatives of Brobeck attended the meeting. The board, with Mr. Goei abstaining, authorized Brobeck to proceed with the preparation of a definitive merger agreement.

   On March 9, 2001, Mr. Goei, Mr. Gatti and Mr. Tingleff met with representatives of Robertson Stephens in New York to discuss the proposed transaction and the engagement of Robertson Stephens as MAYAN's financial advisor for the transaction.

   On March 10, 2001, an informal conference call among the MAYAN management team, and representatives of Brobeck and Robertson Stephens was conducted to update each party on the status of the transaction and to discuss the potential terms of the transaction, including the proposals that MAYAN shareholders receive 90% of the equity of the combined company with Ariel stockholders maintaining the remaining 10%. Other terms which were discussed included the conversion of MAYAN preferred stock, the registration of the Ariel stock to be issued in the merger, and the potential management of the combined company following the merger, which management would consist of members of the management of both companies, and the treatment of MAYAN's outstanding convertible promissory notes.


   On March 12, 2001, MAYAN convened a special telephonic meeting of the board of directors and observers to discuss the proposed merger between MAYAN and Ariel, to approve the formation of a special acquisition committee of the board of directors to lead negotiations and be available to assist management and outside counsel in discussions regarding the potential merger, and to approve the negotiation of a definitive merger agreement. At the beginning of the meeting, Mr. Goei disclosed in detail his interest in the transaction as a director, shareholder and optionee in both corporations and discussed his involvement at Ariel. Following a series of questions for Mr. Goei, Mr. Goei left the meeting and removed himself from further discussions and negotiation in connection with the transaction. Robertson Stephens discussed with MAYAN various alternatives to the proposed transaction including licensing of key software as well as the purchase of Ariel for cash. Brobeck discussed the proposed transaction structure, as well as the risks and legal aspects of, including the fiduciary duties of the board in regards to, the proposed transaction with Ariel. The MAYAN board, with Mr. Goei abstaining, considered all of the matters discussed, reviewed the proposed transaction terms under discussion by the parties, appointed Jim Mongiello and Steve Krausz, both disinterested members of the MAYAN board, as the special acquisition committee of the board of directors and approved the negotiation of a definitive merger agreement, as well as the engagement of Robertson Stephens as MAYAN's financial advisor for the transaction pursuant to an engagement letter, dated March 13, 2001.


   On March 12, 2001, the special acquisition committee directed Brobeck to distribute a first draft of the merger agreement.

   On March 16, 2001, the Ariel board convened another special meeting to discuss the benefits of the MAYAN transaction. Mr. Goei was not present at the meeting. The members of the board present determined to retain Needham & Company, Inc. as its financial advisor to advise it in connection with the possible merger with MAYAN and to render a fairness opinion if the board were to determine to proceed with a merger with MAYAN. The board also authorized management to retain Steptoe & Johnson, LLP and Paul & Rosen, LLP as special counsel to provide legal assistance in connection with the transaction, and through management, directed Steptoe & Johnson, LLP to provide Ariel's initial comments on the draft of the merger agreement previously distributed by Brobeck. On March 16, 2001, Brobeck distributed a second draft of the merger agreement, and preliminary drafts of ancillary agreements to the merger agreement.


   During the period of March 19 and March 22, Brobeck and Steptoe & Johnson LLP participated in a series of negotiations on the terms of the merger agreement and the ancillary agreements by teleconference. These negotiations covered all aspects of the transaction, including, among other things, the representations and warranties made by the parties, the restriction on the conduct of their business, the terms of the conduct of the parties pending closing, additional covenants, the terms of the non-solicitation covenant, Nasdaq listing requirements and the termination provisions.

   Between the period of March 19 and March 24, Mr. Tingleff had multiple discussions with the special acquisition committee regarding the status of the transaction and various business terms relating to the agreements.

   On March 21, 2000, Mr. Schneider sent Mr. Tingleff a partial draft of the Ariel 2000 10-K report.

   On March 22, 2001, the Ariel board held a special meeting to review drafts of the revised merger agreement and related agreements, which had been separately provided to each member prior to the meeting. All members other than Mr. Goei were present. The board reviewed and discussed the principal terms of the merger agreement and the ancillary agreements, including the bridge loan and security agreements required by MAYAN to secure the bridge loan. The board then reviewed and discussed the principal terms of the proposed transaction, the merger consideration, the conditions to closing, the covenants that Ariel was required to make, Ariel's financial condition including its liquidity and need for financing to continue operations, and the alternatives available to Ariel which were limited to convertible equity credit lines. A representative of Needham & Company was present and made a financial presentation to the board regarding the proposed merger with MAYAN. The Needham & Company representative indicated that based on their analysis as of that date and based on the financial terms set forth in the draft merger agreement as of that date, Needham & Company expected to be able to deliver a written opinion to the effect that the proposed exchange ratio is fair to Ariel from a financial point of view. After the presentation, the board members who were present unanimously approved the terms of the merger agreement subject to the receipt of the aforesaid written opinion from Needham & Company with such changes as Ariel's officers deemed appropriate and authorized Ariel's officers to execute, on behalf of Ariel, the merger agreement and the ancillary agreements.


   On March 23, 2001, representatives from Brobeck met with Mr. Tingleff at the MAYAN office in San Jose to discuss the status of the transaction. Brobeck briefed Mr. Tingleff of MAYAN's legal duties and responsibilities in connection with considering the merger, and reviewed the principal terms of the merger agreement and related agreements. Mr. Tingleff reviewed the status of the negotiation, the principal issues in the proposed transaction, and outstanding issues and documents to be provided by Ariel.

   On March 25, 2001, an informal conference call was conducted among Mr. Tingleff, the special acquisition committee and Brobeck to update the committee on the status of the negotiations, and the possible treatment of MAYAN's convertible promissory notes. The special acquisition committee reviewed the status of the transaction and principal issues of the debt exchange offer and evaluated the potential outcomes in connection with the proposed exchange offer, including obtaining the support of the bond holders to the proposed transaction with Ariel and reducing the principal amount of the outstanding debt. The committee authorized Mr. Tingleff to proceed with further investigation and discussions regarding the potential debt exchange offer.


   On March 27, 2001, Ariel amended its shareholder rights plan to exempt the MAYAN transaction from triggering the rights under the plan.

   On March 28, 2001, Needham & Company delivered to the Ariel board its written opinion that, as of that date and subject to the various considerations set forth in the opinion, the exchange ratio was fair to Ariel from a financial point of view.

   On March 28, 2001, MAYAN convened a special meeting of the board of directors to review and discuss the final merger agreement and the ancillary agreements, which had been separately provided to each member of the board prior to the meeting. Representatives of Robertson Stephens and Brobeck were present. Brobeck briefed the board on the board's legal duties and responsibilities in connection with the merger with Ariel, and reviewed the principal terms of the merger agreement and the ancillary agreements. The MAYAN board reviewed and discussed the principal terms of the proposed transaction, the merger consideration, the conditions to closing and covenants of Ariel, the termination rights and the non-solicitation provisions applicable to Ariel and MAYAN. Robertson Stephens gave a presentation at which materials relating to its analyses were discussed. Robertson Stephens then delivered its oral opinion, subsequently confirmed in writing, that as of that date, the exchange ratio was fair to the holders of MAYAN common stock from a financial point of view. After the presentation, the special acquisition committee recommended and the disinterested members of the MAYAN board then unanimously approved (with Mr. Goei abstaining) the terms of the merger agreement and authorized Mr. Tingleff to execute, on behalf of MAYAN, the merger agreement.

   On March 28, 2001, MAYAN and Ariel each executed the merger agreement, and the officers and directors of MAYAN entered into voting agreements with Ariel and agreed to vote their share in favor of the transaction. On the same day, Ariel and MAYAN issued a joint press release after the Nasdaq National Market closed announcing the merger.

Recommendation of the Ariel Board of Directors and Ariel's Reasons for the Merger

   Anthony M. Agnello, Jay H. Atlas, Robert F. Burlinson, Ira H. Fuchs and Harold W. Paul, the disinterested members of Ariel's board of directors unanimously concluded that the merger was in the best interests of Ariel and its stockholders, and determined to recommend that the stockholders approve the merger agreement as well as the other proposals required in connection with the merger, including the amendment to Ariel's certificate of incorporation to increase the number of authorized shares of Ariel common stock and effect a reverse stock split of Ariel's common stock, and the implementation of the 2001 Stock Incentive Plan. This decision was based upon several potential benefits of the merger that Ariel's board believes will contribute to the success of the combined company. These potential benefits from combining MAYAN with Ariel include:


  . providing Ariel with the financial resources to support its continuing operations;


  . the complementary nature of each company's products and the potential for other products based on the combined technologies of the two companies;


  . increased distribution channels for Ariel's products through MAYAN's portfolio of potential strategic partners;


  . increased distribution channels for MAYAN's products and services through Ariel's base of customers;

  . increased product diversification and penetration of each company's existing or potential customer base;


  . similarities in corporate culture such as similar departmental set-ups, a similar knowledge base and similar decision-making and execution styles, embracing creativity in employees;


  . the opportunity for expanded research and development of the combined product offerings, including potential new product offerings; and

  . obtaining the experience and expertise of engineers and design specialists to help advance Ariel's business and technology.

   The disinterested members of Ariel's board reviewed a number of factors in evaluating the merger, including the following:




  . results of the due diligence investigation conducted by Ariel's management, accountants, financial advisors and legal counsel confirming information about MAYAN's business, financial performance and condition, operations, technology and management, such as the status of product development, the need to restructure its business model and the capital required to do so, its debt burden and cash on hand;




  . the financial condition and results of operations and prospects of Ariel in the absence of a business combination and its inability to continue operations in the short term without capital infusion;


  . Ariel's lack of liquidity, including its net working capital deficit, and lack of prospects to obtain funding if the merger is not consummated;

  . current financial market conditions and historical market prices, volatility and trading information with respect to Ariel common stock and MAYAN common stock;

  . the anticipated substantial adverse effects on Ariel's stockholders and present and potential employees, business partners and lenders that would result from insolvency or concerns about the potential for it;

  . the anticipated benefits that would arise from entering into the merger agreement and the bridge loan, including the substantial lessening of those liquidity and solvency concerns;

  . the consideration Ariel will issue in the merger in light of comparable merger transactions and the percentage of ownership of the combined company after the merger;


  . the belief that the terms of the merger agreement and related agreements are reasonable;

  . the expected impact of the merger on the customers and upon employees of Ariel and the combined company, some of whom would lose their jobs to overlap and redundancy;


  . Ariel's management's view as to the integration of MAYAN which it believed could be accomplished to create a strong new business;



  . the analyses and presentations prepared by Needham & Company and Needham
    & Company's written opinion to the effect that, as of March 28, 2001, and subject to the various considerations set forth in its opinion, the exchange ratio was fair from a financial point of view to Ariel.

   The disinterested members of Ariel's board also considered the terms of the merger agreement regarding Ariel's rights and limits on its ability to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding conditions to closing. In addition, it was noted to Ariel's board that the merger is expected to be a tax-free transaction and accounted for as a purchase, and that significant goodwill is expected to be created on the books of the combined company as a result of the merger.

   The disinterested members of Ariel's board also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

  . the risk that the potential benefits of the merger may not be realized;

  . the risk that the merger may not be consummated, notwithstanding the voting agreements obtained from holders of approximately 48.23% of MAYAN's outstanding common stock and preferred stock as of June 30, 2001;

  . the risk that if the merger is not completed, Ariel will not have working capital to fund its operations and it would be required to repay any amounts advanced to it by MAYAN between execution of the merger agreement and closing or termination;

  . the assumption of MAYAN's convertible subordinated promissory notes and the reaction of the noteholders to the proposed merger;

  . MAYAN's recent layoffs and shifts in strategic direction including additional potential acquisitions;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

  . the challenges of integrating Ariel's operations in New Jersey, France and Germany with MAYAN's operations in California, Texas and Arizona and the related challenges of conducting multi-site operations in several states and countries; and


  . the acceleration of the vesting of options upon execution of the merger agreement for certain employees of Ariel may result in "excess parachute payments" as defined in Section 280G of the Internal Revenue Code. Excess parachute payments are not deductible in accordance with Section 280G. As a result, Ariel will not be entitled to a tax deduction for the amounts determined to be excess parachute payments.




   The disinterested members of Ariel's board concluded, however, that, on balance, the merger's potential benefits to Ariel and its stockholders outweighed the associated risks and that the proposed merger represented Ariel's best opportunity to continue its operations both in the near and long term, especially in light of its critical cash needs which MAYAN was prepared to address. This discussion of the information and factors considered by the disinterested members of Ariel's board is not exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Ariel's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

   For the Reasons Discussed Above, the Disinterested Members of Ariel's Board of Directors Unanimously Have Determined the Merger Agreement and the Merger, and the Transactions Contemplated Thereby, Including the Change of Ariel's Name to "MAYAN Networks Corporation" to Be Fair to and In the Best Interests of Ariel and Its Stockholders. In Connection With the Merger, the Disinterested Members of Ariel's Board of Directors Unanimously Recommend That Ariel Stockholders Vote For Approval of the Merger Agreement.

   The Members of Ariel's Board of Directors Have Also Determined That the Proposal to Amend Ariel's Certificate of Incorporation to Increase the Number of Authorized Shares of Ariel Common Stock and Effect a Reverse Split of Ariel's Common Stock, the Proposal to Approve the Implementation of the 2001 Stock Incentive Plan and the Proposal to Elect Ariel's Current Board of Directors Are Also In the Best Interest of Ariel and Its Stockholders, and Unanimously Recommend That Ariel Stockholders Vote For the Approval of These Proposals.


Opinion of Ariel's Financial Advisor

   Pursuant to an engagement letter dated March 20, 2001, Ariel retained Needham & Company to render an opinion as to the fairness, from a financial point of view, of the proposed exchange ratio to Ariel. The proposed exchange ratio was determined through arm's length negotiations between Ariel and MAYAN and not by Needham & Company.

   On March 28, 2001, Needham & Company delivered its written opinion that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the proposed exchange ratio is fair to Ariel from a financial point of view. The Needham & Company opinion is addressed to the Ariel board, is directed only to the financial terms of the merger agreement, and does not constitute a recommendation to any Ariel stockholder as to how that stockholder should vote at the Ariel special meeting.

   The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham & Company, is attached to this document as Appendix VII. The summary of the Needham & Company opinion set forth in this document is qualified in its entirety by reference to the Needham & Company opinion. You should read the Needham & Company opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham & Company.

   In arriving at its opinion, Needham & Company, among other things:

  . reviewed a draft of the merger agreement dated March 28, 2001;

  . reviewed publicly available information concerning Ariel and other relevant financial and operating data of Ariel and MAYAN, including additional detail regarding financial statement line items for Ariel and historical financial statements of MAYAN, furnished to Needham & Company by Ariel and MAYAN;


  . held discussions with members of management of Ariel and MAYAN concerning the current and future business prospects of Ariel and MAYAN;

  . reviewed and discussed with the management of Ariel and MAYAN historical financial statements and financial forecasts and projections prepared by those respective management teams;

  . reviewed the historical stock prices and trading volumes of Ariel common stock;

  . compared publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed generally relevant to similar data for Ariel and MAYAN;

  . reviewed the financial terms of other business combinations that Needham & Company deemed generally relevant; and

  . performed and/or considered other studies, analyses, inquiries and investigations as Needham & Company deemed appropriate.

   In addition, Needham & Company held discussions with members of Ariel's management concerning Ariel's views as to:

  . the anticipated adverse effects on Ariel's business, assets, liabilities, operations and prospects that Ariel believes would occur if Ariel were not to enter into the merger agreement and the bridge loan;

  . the liquidity position of Ariel and its ability to continue as a going concern;

  . Ariel's anticipated inability to remedy its liquidity shortfall in a timely manner and the substantial risk of Ariel becoming insolvent and seeking the protection of state insolvency or federal bankruptcy law;

  . the anticipated substantial adverse effects on Ariel's stockholders and present and potential employees, business partners and lenders that would result from insolvency or concerns about the potential for it; and

  . the anticipated benefits that would arise from entering into the merger agreement and the bridge loan, including the substantial lessening of those liquidity and solvency concerns.

   Needham & Company assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by or discussed with it for purposes of rendering its opinion. Needham & Company assumed that the financial forecasts relating to Ariel and MAYAN and information relating to the joint prospects of the combined companies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Ariel and MAYAN, at the time of preparation, of the future operating and financial performance of Ariel, MAYAN and the combined companies. Needham & Company assumed for purposes of its opinion that the aggregate number of shares of Ariel common stock used in calculating the exchange ratio and issuable to MAYAN securityholders, other than holders of MAYAN's convertible subordinated notes, will be no greater than 8,373,167, after giving effect to the one for 20 reverse stock split. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Ariel or MAYAN. The Needham & Company opinion states that it was based on economic, monetary and market conditions existing as of its date. Needham & Company expressed no opinion as to what the value of Ariel common stock will be when issued to the stockholders of MAYAN pursuant to the merger or the prices at which Ariel common stock will actually trade at any time. In addition, Needham & Company was not asked to consider, and the Needham & Company opinion does not address:


  .  Ariel's underlying business decisions to engage in the merger;

  . the relative merits of the merger as compared to any alternative business strategies that might exist for Ariel; or

  .  the effect of any other transaction in which Ariel might engage.

   No limitations were imposed by Ariel on Needham & Company with respect to investigations made or procedures followed by Needham & Company in rendering its opinion.

   Based on this information, Needham & Company performed a variety of financial analyses of the merger and the merger consideration. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion.

   Contribution Analysis. Needham & Company reviewed and analyzed the pro forma contribution of each of Ariel and MAYAN to pro forma combined balance sheet information as of December 31, 2000 and to pro forma projected calendar 2001 and 2002 operating results. Needham & Company reviewed, among other things, the pro forma contributions to revenues, net income, assets and stockholders' equity. This analysis indicated that Ariel would have contributed:

  . 79.7% of estimated calendar 2001 pro forma combined revenues,

  . 46.1% of estimated calendar 2002 pro forma combined revenues,

  . 7.7% of estimated calendar 2001 pro forma combined net loss,

  . 1% of pro forma combined cash as of December 31, 2000,

  . 9% of the pro forma combined total assets as of December 31, 2000, and

  . 24% of the pro forma combined stockholders' equity as of December 31, 2000.

   Based on the exchange ratio, Ariel's stockholders will own approximately 10% of Ariel after the merger. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

   Liquidation Value Analysis. Needham & Company conducted a liquidation value analysis to analyze possible scenarios if the merger was not consummated and additional sources of financing were not available to Ariel. Needham & Company's analysis reviewed the possible values of Ariel's net assets in a liquidation based upon three scenarios. These scenarios were based upon different assumptions with respect to, among other things, the following: the percentages of the book value of tangible assets on Ariel's December 31, 2000 audited balance sheet that may be realized upon a liquidation; and the values, based upon discussions with Ariel's management, estimated to be receivable upon liquidation for Ariel's intellectual property and other tangible assets. The results of this analysis showed that in one of the three scenarios, amounts received from the sale of Ariel's assets upon liquidation would be insufficient to cover the book value of liabilities as of December 31, 2000 by $240,000. In the second and third possible scenarios, the net value estimated to be realized upon liquidation of Ariel's assets, less its liabilities, was $2,227,000, or $0.17 per share, and $4,622,000, or $0.35 per share, respectively. Needham & Company noted Ariel management's assessment that Ariel's liquidity position coupled with its inability to raise financing other than the bridge loan from MAYAN raised substantial doubts as to Ariel's ability to continue as a going concern.

   Discounted Cash Flow Analysis. Needham & Company also analyzed MAYAN based on a discounted cash flow analysis of the estimated performance of MAYAN. For this purpose, Needham & Company used estimated consolidated income statements for MAYAN for the third and fourth quarters of 2001, calendar year 2002 and the first and second quarters of 2003 provided by MAYAN management and for the third and fourth quarters of 2003 prepared by Needham & Company with the assistance of Ariel and MAYAN management. The discounted cash flow analysis determined the estimated after-tax cash flows to be generated over the period commencing with the beginning of the third calendar quarter of 2001 and then added a terminal value based upon a range of earnings multiples of comparable optical networking companies.

   The after-tax cash flows and terminal values for MAYAN were discounted using a range of discount rates of 50% to 70%. The present value of cash flows of MAYAN was negative due to the operating losses estimated by management to occur through calendar 2002. Accordingly, the terminal value represented more than 100% of the present value of the MAYAN equity determined by the discounted cash flow analysis. The discounted cash flow analysis resulted in a range of discounted cash flow values for MAYAN from approximately $578.4 million to $844.1 million. These values represent between $3.44 to $5.02 per share issuable to MAYAN securityholders pursuant to the merger based upon the proposed exchange ratio.

   Accretion/Dilution Analysis. Needham & Company reviewed various pro forma financial impacts of the merger on the holders of Ariel common stock based on the proposed exchange ratio and estimated financial results, as adjusted to reflect the combined company's new Optical BypaSS7 product, and assuming projected general and administrative cost savings resulting from the merger of $1.0 million. Needham & Company noted that the merger could result in accretion to the estimated earnings per share of Ariel common stock for the fiscal year ending December 31, 2001 of approximately 11% and in dilution to the estimated earnings per share for the fiscal year ending December 31, 2002 of approximately 107%. The actual operating or financial results achieved by the combined entity may vary from projected results, and these variations may be material.

   Selected Transaction Analysis. Needham & Company also analyzed publicly available financial information for selected mergers and acquisitions of technology companies that represent transactions since November 1998 involving companies engaged in businesses that were deemed generally comparable to Ariel's business. In examining the selected transactions, Needham & Company analyzed:

  . the enterprise value as a multiple of net sales for the last twelve months, or LTM net sales; and

  . market value as a multiple of net income for the last twelve months.

In some cases, complete financial data was not publicly available for the selected transactions and only partial information was used in those instances.

   Needham & Company also analyzed, for the selected transactions, the premium of consideration offered to the acquired company's stock price one day, one week and four weeks prior to the announcement of the transaction, as well as target company equity value to LTM net sales but determined that the results were not meaningful due to Ariel's liquidity position and general financial condition. Needham & Company noted that the selected transactions involved companies that did not have the severe lack of liquidity to which Ariel was subject.

   The transactions analyzed by Needham & Company were:

            Acquirer                                            Target
            --------                                            ------
       Avocent Corporation                               Equinox Systems, Inc.
        Intel Corporation                                Dialogic Corporation
       Cisco Systems, Inc.                                 Summa Four, Inc.

   Needham & Company also reviewed information regarding the pending acquisition of Lan Media Corporation by SBE, Inc. but complete financial data was not publicly available.

   The following table sets forth information concerning the multiples of target company enterprise value to LTM net sales for the selected transactions.

                                                           Selected Transactions
                                                           ---------------------
                                                           High Low  Mean Median
                                                           ---- ---- ---- ------
     Target enterprise value to LTM net sales............. 2.9x 2.3x 2.6x  2.7x

   Applying the range of multiples for the selected transactions to corresponding financial data for Ariel resulted in a range of implied enterprise values for Ariel of $18.8 million to $23.1 million. Deducting approximately $2.0 million in debt resulted in a range of implied equity values for Ariel of $16.8 million to $21.1 million, or $1.28 to $1.61 per share. Needham & Company noted that the closing sale price per share for the Ariel common stock on March 27, 2001 was $1.25.

   Needham & Company placed relatively less emphasis on the "Accretion/Dilution Analysis" and the "Selected Transaction Analysis" due to Ariel's severe liquidity constraints and lack of alternatives within the time frame required to alleviate its cash shortfall. No company, transaction or business used in the "Selected Transaction Analysis" as a comparison is identical to Ariel, MAYAN or the merger. Accordingly, these analyses are not simply mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected transactions and the companies involved in them or the transaction to which they are being compared.

   Other Analyses. In rendering its opinion, Needham & Company considered other analyses, including a history of trading prices and volumes for Ariel and an analysis of the stock price performance and selected financial and operating data of a group of publicly traded companies that Needham & Company deemed generally comparable to Ariel and MAYAN. Needham & Company primarily used the analysis of other companies to provide guidance in determining the earnings multiples used in the discounted cash flow analysis of MAYAN. Needham & Company reviewed the range of earnings multiples of companies that were deemed generally comparable to MAYAN and, after taking into consideration differences in the financial and operating characteristics of those companies, determined the ranges of earnings multiples used in the discounted cash flow analysis.

   The summary set forth above, while summarizing the material financial analyses performed by Needham & Company, does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, the fairness opinion is not readily susceptible to summary description. Further, Needham & Company did not assign relative weights to any of the analyses or factors considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that considering any portions of its analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of Ariel and MAYAN. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Needham & Company opinion and Needham & Company's related analyses were only one of many factors considered by Ariel's board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the view of Ariel's board of directors or management with respect to the exchange ratio or the proposed merger.


   Under the terms of the Needham & Company engagement letter, Ariel has paid or agreed to pay Needham & Company $150,000 for rendering the Needham & Company opinion. No portion of Needham & Company's fees are contingent on consummation of the merger. Ariel has also agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to Ariel.


   Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Ariel board of directors to render an opinion as to the fairness, from a financial point of view, of the proposed exchange ratio to Ariel based on Needham & Company's experience as a financial advisor in mergers and acquisitions as well as Needham & Company's familiarity with technology companies and with Ariel. Needham & Company has in the past provided investment banking services to Ariel, for which it received fees. In the past two years, Needham & Company acted as a placement agent in connection with the February 2000 sale of Ariel common stock and warrants to purchase Ariel common stock, for which it received customary fees. As partial compensation for these services, Needham & Company received, and currently holds, a warrant to purchase 4,350 shares of Ariel common stock at an exercise price of $0.35 per share, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger. In the normal course of business, Needham & Company may actively trade the equity securities of Ariel for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in these securities.


Recommendation of the MAYAN Board of Directors and MAYAN's Reasons for the Merger

   In addition to the anticipated joint benefits described above, the MAYAN board believes that additional reasons the merger will be beneficial to MAYAN and its shareholders include:


  . MAYAN will obtain the experience and expertise of engineers and design specialists to help advance MAYAN's business and technology;

  . the potential for the merger to increase the ability of each company to achieve profitability, as a result of product sales and distribution synergies and cross-selling opportunities, the opportunity to leverage the recurring maintenance revenues of the combined company and the opportunity to reduce overhead and other costs;

  . the opportunity to enhance relationships with technology partners and other strategic partners and to attract new partners;

  . the opportunity to increase the competitive position of the combined company by offering a broad product family to a large customer base and by combining the technology, sales and management resources of MAYAN and Ariel;

  . the ability of the combined company to offer complementary product lines, which presents the opportunity to increase the breadth of products offered and to be a single source provider of a range of complementary products and services;

  . the ability of the two companies to combine their technological resources to develop new products with increased functionality and bring them to market faster;

  . the availability to the combined company of greater resources for product marketing and distribution;

  . increased product diversification and penetration of each company's customer base;

  . similarities in corporate culture such as similar departmental set-ups, a similar knowledge base, and similar decision-making and execution styles, embracing creativity in employees;


  . MAYAN's belief that greater size and resources are increasingly required for companies to successfully compete in this industry;

  . MAYAN's belief that the Ariel common stock may be a currency which could be used to finance future acquisitions at a faster pace and at a less dilutive price than what MAYAN could do with its own stock on its own;

  . the difficulty of completing an initial public offering;

  . the merger will provide MAYAN shareholders with shares of Ariel common stock which are listed on the Nasdaq National Market in a tax-free exchange transaction;

  . the treatment of MAYAN's outstanding convertible subordinated promissory notes after the merger, including the convertibility of the notes into the common stock of Ariel; and

  . the lack of other suitable acquisition candidates.

   Messrs. Edrington, Gatti, Krausz, Mongiello and Morris, the disinterested members of MAYAN's board, reviewed a number of factors in evaluating the merger, including the following:


  . historical information and the views of MAYAN's management and financial advisers concerning the strengths and weaknesses of MAYAN and Ariel and the key attributes and opportunities of the combined company in terms of, among other things, products, sales, customers, management, and financial and competitive position;

  . MAYAN's management's view of the financial condition, results of operations and businesses of MAYAN and Ariel before and after giving effect to the merger and the board's determination of the merger's effect on shareholders, including financial condition, gross margins, product sales mix, backlog and pipelines, existing and potential clients, internal operating processes, the complementary nature of Ariel's market space to MAYAN's target customers and the combined product and services offered from both companies which would increase the combined company's customer base and range of products offered;

  . the financial condition and results of operations and prospects of MAYAN and Ariel in the absence of a business combination including MAYAN's and Ariel's lack of other suitable acquisition candidates, the uncertainty of the market environment for MAYAN's products and MAYAN's prospects for remaining independent;


  . the anticipated impact of the merger on MAYAN's customers, strategic partners and employees and their expected reaction to the announcement of the merger, including the potential loss of those customers, partners and employees as a result of the merger;



  . the uncertain current and prospective market environment for MAYAN's products and services;

  . the substantial charges and costs to be incurred in connection with the merger, including costs of integrating the businesses, which costs are currently undetermined, and transaction expenses arising from the merger, which are expected to be approximately $4.0 million;


  . the prospects of MAYAN independent of Ariel, including risks and potential rewards associated with remaining independent in the face of industry-wide consolidation;

  . possible alternative means of achieving the anticipated benefits of the merger, including the possibility of a combination with other companies and possible strategic alliances that would not involve a combination, and internal development of new products and services, including the feasibility of these alternatives, their potential timing and resource requirements;

  . the 90% ownership consideration in publicly tradeable securities that MAYAN shareholders will receive in the merger in light of comparable merger transactions where such ownership percentage may have been less;

  . the belief that the terms of the merger agreement and related agreements are reasonable;

  . MAYAN's management's view as to the integration of Ariel, including the potential cost of integration, the potential loss of employees as a result of the merger and the potential difficulties of integrating operations in multiple states and countries;


  . reports from MAYAN's management and advisors as to the results of their due diligence investigations of Ariel, which were favorable overall;


  . the treatment of the convertible notes in the merger;

  . the expectation that the merger would be accounted for as a purchase; and

  . the analyses and presentations prepared by Robertson Stephens and Robertson Stephens' written opinion to the effect that, as of March 28, 2001, and subject to the various considerations set forth in its opinion, the exchange ratio was fair from a financial point of view to the holders of MAYAN common stock.

   Messrs. Edrington, Gatti, Krausz, Mongiello and Morris, the disinterested members of MAYAN's board, also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:


  . the risk that the potential benefits of the merger (including expected synergies and cost savings) may not be realized;

  . the need to achieve significant cost reductions in order for the combined company to realize the potential benefits of the merger and to become profitable, including reductions in operating costs and in the cost of goods sold;


  . the reduction of MAYAN's cash balances as a result of loans to Ariel under the bridge loan;

  . the risk that MAYAN and Ariel would not be able to integrate their respective products, technology and organizations;

  . the possibility that the merger may not be approved by the shareholders of one or both companies, or that even if it is approved, the merger may not be completed;

  . the risk that if the merger is not completed, MAYAN would have made loans to Ariel, and would have incurred other significant costs in contemplation of the merger, including approximately $4.0 million in expected transaction expenses, $3.7 million in bridge loans as of July 23, 2001, and potential opportunities that MAYAN may have foregone in contemplation of the Ariel transaction, and that these actions could weaken it as an independent company if the merger were not completed;

  . the impact of the merger on MAYAN's convertible promissory notes;

  . Ariel's cash position and lack of prospects to obtain funding;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company;

  . the challenges of integrating Ariel's operations in New Jersey, France and Germany with MAYAN's operations in California, Texas and Arizona and the related challenges of conducting multi-site operations in several states and countries;

  . the risk that the merger could adversely affect MAYAN's or Ariel's relationships with customers and strategic partners; and

  . the other applicable risks described in this document under the heading
    "Risk Factors--Risks Related to the Merger," beginning on page 18.


Messrs. Edrington, Gatti, Krausz, Mongiello and Morris, the disinterested members of MAYAN's board, concluded, however, that, on balance, given the merger's potential benefits to MAYAN and its shareholders outweighed the associated risks. This discussion of the information and factors considered by the disinterested members of MAYAN's board is not exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, MAYAN's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.


   For the Reasons Discussed Above, the Disinterested Members of MAYAN'S Board of Directors Unanimously Have Approved the Merger Agreement and the Merger and Have Determined That the Merger is Advisable and in the Best Interests of MAYAN and its Shareholders and Unanimously Recommend That MAYAN Shareholders Vote For Approval of the Merger Agreement.

Opinion of MAYAN's Financial Advisor

   Under a letter agreement dated March 13, 2001, MAYAN engaged Robertson Stephens to render an opinion as to the fairness of the exchange ratio, from a financial point of view, to the holders of MAYAN common stock.

   In connection with the evaluation and approval by the special committee of the merger agreement and the merger, Robertson Stephens delivered a written opinion, dated March 28, 2001, that as of that date and based on the matters considered and the limitations on the review undertaken described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of MAYAN common stock. Robertson Stephens has consented to the use of its opinion in this document, and the full text of this opinion is attached as Appendix VIII to this document. No limitations were imposed by MAYAN's board of directors or the special committee on Robertson Stephens with respect to the investigations made or procedures followed by it in furnishing its opinion. The exchange ratio was determined through negotiations between the managements of MAYAN and Ariel. Robertson Stephens was not asked by MAYAN to propose or recommend, and did not propose or recommend, any specific exchange ratio for the merger.

   You should consider the following when reading the discussion of the opinion of Robertson Stephens in this document:

  . We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Appendix VIII to this document.


  . The following description of the Robertson Stephens opinion is qualified by reference to the full opinion attached as Appendix VIII to this document. The full opinion sets forth, among other things, the assumptions made by Robertson Stephens, the matters it considered and the limitations on the review undertaken.

  . The Robertson Stephens opinion was provided for the information of the special committee in connection with its evaluation of the merger. The Robertson Stephens opinion is not intended to be and does not constitute a recommendation to any shareholder of MAYAN as to how to vote, or take any other action, with respect to the merger. This opinion may not be summarized, described or referred to or furnished to any party except with Robertson Stephens' express prior written consent.

  . Robertson Stephens' opinion does not address the relative merits of the merger and the other business strategies that the special committee or the MAYAN board of directors has considered or may be considering, nor does it address the decision of the special committee or the MAYAN board of directors to proceed with the merger.

   It should be understood that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting its opinion which may come or be brought to its attention after the date of its opinion. Its opinion is limited to the fairness, from a financial point of view as of March 28, 2001, to the holders of MAYAN common stock, of the exchange ratio.

   In connection with the preparation of its opinion, Robertson Stephens has, among other things:

  . reviewed publicly available financial statements and other business and financial information of Ariel;

  . reviewed internal financial statements and other financial and operating data, including financial forecasts and other forward looking information, concerning (a) MAYAN prepared by the management of MAYAN and
    (b) Ariel prepared by the managements of Ariel and MAYAN, respectively;

  . held discussions with the respective managements of MAYAN and Ariel concerning the businesses, past and current operations, financial condition and future prospects of both MAYAN and Ariel, independently and combined, including discussions with the management of MAYAN and Ariel concerning their views regarding the strategic rationale for the merger;

  . reviewed the financial terms and conditions set forth in a draft, dated
    March 27, 2001, of the merger agreement;

  . reviewed the stock price and trading history of Ariel common stock;

  . compared the financial performance of MAYAN and Ariel and the prices and trading activity of Ariel common stock with that of other publicly traded companies comparable with MAYAN and Ariel, respectively;

  . compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions that it deemed relevant;

  . reviewed the pro forma impact of the merger on MAYAN's revenue per share and cash earnings per share;

  . prepared an analysis of the relative contributions of MAYAN and Ariel to the combined company; and

  . made other studies and inquiries, and reviewed other data, as it deemed relevant.

   In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it, including information furnished to it orally or otherwise discussed with Robertson Stephens by the managements of MAYAN and Ariel, or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of that information. Robertson Stephens relied upon the assurances of the managements of MAYAN and Ariel that they were not aware of any facts that would make that information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities, contingent or otherwise, of MAYAN or Ariel, nor was Robertson Stephens furnished with any evaluation or appraisal of the properties, assets or liabilities, contingent or otherwise, of MAYAN or Ariel.

   With respect to the financial forecasts and projections, and the assumptions and bases on which they are founded, for Ariel and MAYAN, including projections with respect to operations of the combined companies following the merger, that Robertson Stephens reviewed, Robertson Stephens assumed that:

  . these forecasts and projections were reasonably prepared in good faith on the basis of reasonable assumptions;

  . these forecasts reflected the best currently available estimates and judgments of the managements of Ariel and MAYAN;

  . these forecasts reflected the best currently available estimates and judgments of the managements of Ariel and MAYAN as to the future financial condition and performance of MAYAN and Ariel; and

  . Robertson Stephens further assumed that the projections and forecasts would be realized in the amounts and in the time periods estimated.

The Robertson Stephens opinion is based on market, economic and other conditions as they existed or were disclosed to Robertson Stephens and could be evaluated as of the date of the Robertson Stephens opinion and made available to Robertson Stephens on that date. In addition, Robertson Stephens assumed that:

  . the merger will be consummated upon the terms set forth in the draft agreement without material alteration, including, among other things, that the merger will be accounted for as a purchase business combination in accordance with U.S. generally accepted accounting principles;

  . the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended; and

  . the historical financial statements of each of MAYAN and Ariel reviewed by Robertson Stephens have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

Robertson Stephens expressed no opinion as to:

  . the value of any employee agreement or other arrangement entered into in connection with the merger;

  . any tax or other consequences that might result from the merger; or

  . what the value of Ariel common stock will be when issued to MAYAN's shareholders pursuant to the merger or the price at which the shares of Ariel common stock that are issued pursuant to the merger may be traded in the future. The Robertson Stephens opinion does not address the relative merits of the merger and the other business strategies that the special committee of the MAYAN board of directors has considered or may be considering, nor does it address the decision of the special committee to proceed with the merger.

   The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form.

   In order to understand better the financial analyses performed by Robertson Stephens, these tables must be read together with the text of each summary. The Robertson Stephens opinion is based on the totality of the various analyses that it performed, and no particular portion of the analyses has any merit standing alone.

 Comparable Company Analysis

   Using publicly available information, Robertson Stephens analyzed, among other things, the trading multiples of selected optical equipment companies, including:

         . Nortel Networks                                 .ONI Systems
         . Alcatel--Alsthom                                .Sycamore Networks
         . Lucent Technologies                             .Corvis Corporation
         . Ciena                                           .Redback Networks

   As set forth in the following table, applying a range of multiples for these companies to calendar year 2002 revenue estimates for MAYAN resulted in the following range of implied equity values for MAYAN:

                           Implied MAYAN Equity Value
                          (Dollar Amounts In Millions)

                                    Multiple                                           Implied
       Revenue                        Range                                         Equity Value
       -------                      --------                                        ------------
        2002                        2.3x-3.9x                                       $111.2-$189.6

   Also, using publicly available information, Robertson Stephens analyzed, among other things, the trading multiples of selected next generation access companies, including:

         . Netro Corporation                               .Digi International
         . Terayon                                         .Paradyne
         . Copper Mountain                                 .Tut Systems
         . Carrier Access                                  .Com21

   As set forth in the following table, applying a range of multiples for these companies to calendar year 2002 revenue estimates for Ariel resulted in the following range of implied equity values for Ariel:

                           Implied Ariel Equity Value
                          (Dollar Amounts In Millions)

                                                                                         Implied
                                     Multiple                                            Equity
       Revenue                         Range                                              Value
       -------                       --------                                            -------
        2002                         0.3x-0.5x                                         $11.8-$20.4

   The above implied equity values for MAYAN and Ariel were used to compute a range of 1.5x to 4.5x for an implied exchange ratio as compared to the proposed exchange ratio of 3.333x.

 Selected Precedent Transaction Analysis

   Robertson Stephens analyzed the adjusted aggregate value paid or proposed to be paid in selected precedent transactions for next generation access companies, including:

  . Efficient Networks/Siemens

  . CommTech/ADC Telecommunications

  . Future Networks/Tellabs

  . Ramp Networks/Nokia

  . Accord Networks/Polycom

  . Woodwind Communications Systems/VINA Technologies

  . Multimedia Development Corp./Efficient

  . IPCell & Vovida Networks/Cisco Systems

  . Mariposa Technology/Marconi PLC

  . Broadband Access/ADC Telecom

  . Sonoma Systems/Nortel Networks

  . Millennia Systems/Carrier Access

  . Mainsail Networks/Terayon Communication

  . HyNEX Ltd./Cisco Systems

  . Network TeleSystems/Efficient

  . ACT Networks/Clarent

  . GVN Technologies/Advanced Fibre Communications

  . NetScreen Technologies /Efficient Networks

  . Ultracom Communications Holdings/Terayon

  . PairGain Technologies/ADC Telecommunications

  . Combox/Terayon

  . OnPrem/Copper Mountain

  . Promatory Communications/Nortel Networks

  . Teltrend/Westel Technologies

  . Siara Systems/Redback Networks

  . Flowpoint (Cabletron)/Efficient Networks

  . Premisys Communications/Zhone Technologies

  . Telegate Ltd./Terayon

  . Cocom A/S / Cisco Systems

  . Rooftop Communications/Nokia

  . Xedia/Lucent Technologies

  . Pathway/ADC Telecommunications

  . Rascom/Excel Switching Corp.

  . Assured Access/Alcatel

  . RELTEC Corp./GEC

  . Diamond Lane/Nokia

   Robertson Stephens compared, among other things, total adjusted enterprise value in these transactions as a multiple of LTM (last twelve months) and NTM (next twelve months) revenue and premium to market price of common stock one day before announcement. Applying these multiples to Ariel's LTM and NTM revenue, respectively, resulted in the following range of implied equity values.

                           Implied Ariel Equity Value
                          (Dollar Amounts in Millions)

                                                          Multiple    Implied
     Revenue                                                Range   Equity Value
     -------                                              --------- ------------
     LTM Revenue......................................... 3.9x-6.5x $31.7-$ 53.6
     NTM Revenue......................................... 2.9x-4.8x $74.6-$125.2

   Robertson Stephens also analyzed the premium the day prior to announcement of the transaction in the precedent transactions.

                           Implied Ariel Equity Value
                          (Dollar Amounts in Millions)

                                                            Premium   Implied
     Stock Price                                             Range  Equity Value
     -----------                                            ------- ------------
     1 Day Prior (3/27/01)................................. 30%-50% $22.4-$25.9

   The above implied equity values were used to compute a range of implied exchange ratios of 0.6x-1.7x for LTM Revenue Analysis, 0.2x-0.7x for NTM Revenue Analysis and 1.2x-2.3x for One Day Premium to Market Analysis as compared to the proposed exchange ratio of 3.333x.

   No company, transaction or business used in the comparable company analysis or the selected precedent transaction analysis is identical to MAYAN, Ariel or the merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors and trends that could affect the acquisition, public trading and other values of the comparable companies or the business segment, company or transactions to which they are compared.

 Contributions Analysis

   Robertson Stephens analyzed the respective contributions of Ariel and MAYAN to the estimated revenue and gross profit of the combined company for fiscal years 2002 and 2003. Also, Robertson Stephens analyzed the respective contributions of Ariel and MAYAN to the assets of the combined company as of June 30, 2001. The actual results achieved by the combined company may vary from projected results and the variations may be material.

                                                         MAYAN's      Ariel's
                                                       Contribution Contribution
                                                       to Combined  to Combined
                                                        Company's    Company's
                                                        Estimated    Estimated
     Year                                                Revenue      Revenue
     ----                                              ------------ ------------
     FY2002E..........................................    37.9%        62.1%
     FY2003E..........................................    64.9%        35.1%

                                                         MAYAN's      Ariel's
                                                       Contribution Contribution
                                                       to Combined  to Combined
                                                        Company's    Company's
     Year                                              Gross Profit Gross Profit
     ----                                              ------------ ------------
     FY2002E..........................................    35.3%        64.7%
     FY2003E..........................................    67.8%        32.2%

                                                         MAYAN's      Ariel's
                                                       Contribution Contribution
                                                       to Combined  to Combined
                                                        Company's    Company's
     At                                                   Assets       Assets
     --                                                ------------ ------------
     June 30, 2001....................................     91.1%        8.9%

   While this summary describes the analysis and factors that Robertson Stephens deemed material in its presentation to the special committee, it is not a comprehensive description of all analyses and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed.

   In performing its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters, and industry and transaction trends, many of which are beyond the control of MAYAN or Robertson Stephens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty. Furthermore, no opinion is being expressed as to the prices at which shares of MAYAN's or Ariel's common stock may be traded at any future time.

   MAYAN engaged Robertson Stephens under a letter agreement dated March 13, 2001. The agreement provides that, for its services, Robertson Stephens is entitled to receive a fee, which was payable upon the delivery of its opinion and an additional fee contingent upon consummation of the merger totaling approximately $3,300,000. In addition, MAYAN has agreed to indemnify Robertson Stephens for certain liabilities that may arise out of the engagement. The terms of the fee arrangement with Robertson Stephens were negotiated at arm's-length between MAYAN and Robertson Stephens, and the special committee and the MAYAN board of directors was aware of these fee arrangements. Robertson Stephens was retained based on Robertson Stephens' experience in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with MAYAN. Robertson Stephens may in the future provide investment banking or other financial advisory services to MAYAN or Ariel. In the ordinary course of business, Robertson Stephens acts as a market maker and broker in the publicly traded securities of MAYAN and Ariel and receives customary compensation in connection therewith. In the ordinary course of business, Robertson Stephens actively trades in the equity and derivative securities of MAYAN and Ariel for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities. Robertson Stephens acted as the placement agent for MAYAN's sale of $75,000,000 of convertible subordinated securities on October 20, 2000. Pursuant to Robertson Stephens' role as placement agent and market maker in those securities, as of the date of the opinion, Robertson Stephens held a portion of those securities worth approximately $5,000,000.


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

   Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

Interests of MAYAN's Management in the Merger and Potential Conflicts of
Interest

   Esmond Goei, Chief Executive Officer and director of MAYAN, who is also currently serving as Vice-Chairman of Ariel's board of directors, beneficially owns, or has the right to acquire, 3,250 shares of Ariel common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, and 1,835,670 shares of MAYAN capital stock. Mr. Goei has abstained from voting on all proposals with respect to the merger.


   As of June 30, 2001, the executive officers and directors of MAYAN and their affiliates collectively beneficially owned an aggregate of 3,520,500 shares of MAYAN common stock and 20,015,143 shares of MAYAN preferred stock. Additionally, as of June 30, 2001, the executive officers and directors of MAYAN held options to purchase an aggregate of 2,303,170 shares of MAYAN common stock. Upon consummation of the merger, it is anticipated that the directors and officers of MAYAN and their affiliates will beneficially own approximately 14.35% of the then outstanding shares of Ariel common stock, calculated on the basis set forth under the heading "Principal Shareholders of MAYAN," assuming that all options and warrants to purchase MAYAN common stock and all options and warrants to purchase Ariel common stock are exercised and excluding shares of common stock issuable upon the conversion of $75,000,000 in convertible promissory notes issued by MAYAN which may convert to Ariel common stock following the merger. See "Principal Shareholders of MAYAN" for a description of the outstanding MAYAN stock options that will become Ariel stock options upon consummation of the merger.


   The merger agreement provides that Esmond Goei and John Tingleff, Chief Financial Officer of MAYAN, will be appointed as Chief Executive Officer and Chief Financial Officer, respectively, of Ariel following the merger, and will be entitled to serve in those offices from the effective time of the merger until their successors shall be duly appointed and qualified.

   The merger agreement also provides that Esmond Goei, Thomas Edrington, Steven Krausz, Jim Mongiello and Peter Morris, all members of the board of directors of MAYAN, will be elected to Ariel's board of directors following the merger, and will be entitled to serve from the effective time of the merger until their successors shall be duly elected and qualified.

   Ariel has agreed to indemnify present and former officers and directors of MAYAN against any costs or expenses, judgments, fines, losses, claims, damages or liabilities arising out of or pertaining to matters relating to their service as an officer or director existing or occurring at or prior to the effective time (including, without limitation, the transactions contemplated by the merger agreement) whether asserted or claimed prior to, at or after the effective time, to the fullest extent that MAYAN would have been permitted under applicable law and its articles of incorporation and bylaws. The merger agreement provides that all rights to indemnification for present and former officers and directors of MAYAN shall survive the merger and continue in full force and effect for a period of not less than six years from the effective time. Ariel also has agreed to maintain insurance for MAYAN's directors and officers equivalent to MAYAN's current directors' and officers' liability insurance for not less than six years after the effective time, subject to limitations.

   As a result of the foregoing, the directors and executive officers of MAYAN may be more likely to approve the merger than MAYAN shareholders generally.

Interests of Ariel's Management in the Merger and Potential Conflicts of
Interest

   As a condition to completion of the merger, executive officers and key employees of Ariel are required to sign employment agreements with the combined company, effective only upon completion of the merger, that

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include compensation and proposed options to purchase shares of Ariel common stock. Under the employment agreements, the executive officers and key employees agree to waive acceleration benefits with respect to options held pursuant to their prior employment or severance agreements or pursuant to the 1995 Stock Option Plan with Ariel and refrain from competing with the combined company for a period of one year following termination of employment, and will, upon termination without cause, receive 3 to 6 months of severance pay as well as an additional one to two years of vesting of the shares of Ariel common stock issuable upon exercise of Ariel stock options, based upon the date of the termination. As of June 30, 2001, these executive officers and key employees held 85,833 shares of Ariel common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, which represents approximately 12.01% of the outstanding shares of Ariel common stock.


   Additionally, Dennis Schneider, President, Chief Executive Officer and director of Ariel, has agreed to enter into an employment agreement with the combined company pursuant to which Mr. Schneider will become the Senior Vice President of Marketing of the combined company following the merger. Under Mr. Schneider's employment agreement, Mr. Schneider agrees to waive the acceleration benefits on his stock options (with respect to this merger only) under his existing employment agreement with Ariel and refrain from competing with the combined company for a period of one year following termination of employment. Additionally, upon an involuntary termination without cause, Mr. Schneider will receive 6 months of severance pay.

The Merger

   MAYAN will merge with and into Ariel following:

  . the approval of each of the proposals submitted at the Ariel special meeting; and

  . the satisfaction or waiver of the other conditions to the merger.

   Ariel will be the surviving corporation following the merger and Ariel's name will be changed to MAYAN Networks Corporation. This surviving corporation will combine all of the assets and liabilities of MAYAN with all the assets and liabilities of Ariel. Additionally, the MAYAN shareholders, option holders and warrant holders will own approximately 90% of the issued and outstanding equity securities of the combined company, excluding shares of common stock issuable upon the conversion of $75,000,000 in convertible promissory notes issued by MAYAN which may convert to Ariel common stock following the merger pursuant to the terms of the convertible promissory notes and related indenture. Ariel stockholders, option holders and warrant holders, assuming all outstanding options and warrants are exercised, will retain control of approximately 10% of the combined company.

   The merger will be accounted for under the purchase method. Because MAYAN will own approximately 90% of the common stock of Ariel (on a diluted basis) after the merger, the merger will be accounted for as a reverse acquisition which results in MAYAN being the acquirer of Ariel for accounting purposes.

Closing

   At the closing of the merger, the parties will cause the merger to become effective by filing a certificate of merger with the Secretary of State of the State of Delaware and an agreement of merger with the Secretary of the State of California. Ariel and MAYAN are working toward completing the merger as soon as possible and hope to complete the merger by the third calendar quarter of 2001. Because the merger is subject to a number of conditions, however, we cannot predict the exact timing.

Ariel Name Change

   The Ariel board has also determined that because of the MAYAN name and brand and product marketing, it is in the best interest of the combined company that its name be changed from Ariel to "MAYAN Networks Corporation." If Ariel's stockholders approve the merger agreement and the merger is effected, Ariel's name will automatically be changed to "MAYAN Networks Corporation."

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Conversion of MAYAN Stock in the Merger

   At the effective time, each issued and outstanding shares of MAYAN common stock, other than shares held in the treasury of MAYAN, will be converted into shares of Ariel common stock in accordance with the formula described below. MAYAN shareholders will also receive cash, without interest, for any fractional shares of Ariel common stock they would otherwise receive in the merger.

   For purposes of the information in this document, we have assumed that the holders of MAYAN Series A, B, C and D preferred stock will vote in favor of voluntary conversion of their shares into MAYAN common stock immediately prior to the effectiveness of the merger pursuant to Article III, Section B(4)(b)(ii) of MAYAN's Amended and Restated Articles of Incorporation, pursuant to which each series of MAYAN preferred stock will automatically convert into common stock if holders of at least a majority of each series consent to the conversion. It is a condition to the obligations of MAYAN at the closing that the conversion of preferred stock occur immediately prior to the closing.

   At the effective time of the merger, the MAYAN shareholders will be entitled to receive that number of shares of Ariel common stock equal to:

     (i) approximately 8,373,167 shares of Ariel common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, which number will be increased in the event that Ariel's third party expenses in connection with the merger, which total approximately $360,000 as of June 30, 2001, exceed $750,000 and proportionately adjusted as appropriate for any other stock split, stock dividend or similar event with respect to MAYAN common stock or Ariel common stock effected between the date of this document and the completion of the merger, divided by


     (ii) the aggregate number of shares of MAYAN common stock which are outstanding immediately prior to the effective time (including all shares of MAYAN common stock issued or issuable upon conversion of all shares of MAYAN preferred stock and upon exercise, conversion or exchange in full or all unvested and vested MAYAN stock options and MAYAN warrants which remain outstanding and are not exercised, converted, exchanged or expired as of the effective time, excluding the outstanding convertible subordinated promissory notes).

   As of March 28, 2001, the date of the signing of the merger agreement, the aggregate number of shares of MAYAN common stock and preferred stock outstanding (including all shares of MAYAN common stock issued or issuable upon conversion of all shares of MAYAN preferred stock and upon exercise, conversion or exchange in full of all unvested and vested MAYAN stock options and MAYAN warrants which remain outstanding and are not exercised, converted, exchanged or expired as of the effective time, excluding the outstanding convertible subordinated promissory notes), equaled approximately 50,844,989 shares.


   If, prior to the effective time of the merger, the outstanding shares of Ariel common stock are changed into or exchanged for a different number of shares or a different class as a result of any other stock split, combination, reclassification or dividend, the nature of the consideration to be received by the holders of MAYAN capital stock and the exchange ratios will be appropriately and proportionately adjusted.

MAYAN Stock Options and Warrants

   At the effective time, each outstanding option to purchase shares of MAYAN common stock issued under MAYAN's 1998 Employee Stock Option/Stock Purchase Plan, and all other options to purchase MAYAN's common stock and warrants to purchase MAYAN's common stock as of the date of the merger will be assumed by Ariel, regardless of whether the options and warrants are then exercisable, and converted into options and warrants to purchase Ariel common stock. Each assumed MAYAN stock option and warrant will constitute an option or warrant to acquire, on the same terms and conditions that were applicable to the option immediately prior to the effective time, that number of shares of Ariel common stock equal to the number of shares of

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MAYAN common stock purchasable pursuant to that option or warrant multiplied by the common stock exchange ratio as described above and rounding any fractional share down to the nearest whole number, at a price per share, rounded up if necessary to the next whole cent, equal to the aggregate exercise price for the shares of MAYAN common stock purchasable pursuant to that MAYAN stock option or warrant immediately prior to the effective time divided by the number of full shares of Ariel common stock deemed purchasable pursuant to that MAYAN stock option or warrant in accordance with the foregoing. The duration and other terms of that Ariel option or warrant, including the vesting schedule, will be the same as the prior MAYAN stock option or warrant.

   The parties intend for the MAYAN stock options assumed by Ariel to qualify as incentive stock options to the extent the stock options qualified as incentive stock options prior to the effective time.

MAYAN Convertible Subordinated Promissory Notes and Exchange Offer

   On May 22, 2001 MAYAN commenced an offering of up to $50.0 million in aggregate principal amount of new 7 7/8% Convertible Subordinated Notes due 2005, for up to $75.0 million in aggregate principal amount of 5 1/4% Convertible Subordinated Notes due 2005, or existing notes, to holders of record as of May 21, 2001, which consists of approximately 15 holders who MAYAN understands are qualified institutional buyers. The offer will remain open until June 21, 2001, unless extended by MAYAN. MAYAN is offering to exchange $2,000 in principal amount of exchange notes for each $3,000 in principal amount of existing notes. Holders may tender all, some or none of their existing notes. The exchange notes will be convertible at any time prior to maturity. Before the closing of the merger with Ariel (or alternative mergers), the exchange notes will be convertible into shares of MAYAN's common stock at an initial conversion price of $5.00 per share of MAYAN common stock, subject to adjustments. If the merger with Ariel closes, the outstanding exchange notes will, upon such closing, become convertible at any time thereafter into shares of Ariel common stock at an initial conversion price per share equal to $1.60 multiplied by a fraction in inverse proportion to the proportion of the reduction in the number of shares of Ariel common stock resulting from the reverse stock split in Ariel shares provided for in the merger agreement, subject to adjustments. The conversion price will be adjusted in the event of any of the following:


     (1) MAYAN dividends or distributes to all of the holders of common stock shares of its common stock;


     (2) MAYAN subdivides or combines its common stock;


     (3) MAYAN issues rights or warrants to all holders of its common stock to purchase common stock at less than the current market price;


     (4) MAYAN dividends or distributes to all holders of its common stock capital stock or evidences of indebtedness or assets, but excluding:


    . dividends, distributions and rights or warrants referred to in (1),
      (2) and (3) above; or


    . dividends and distributions paid exclusively in cash referred to in
      (5) below;


     (5) MAYAN makes a dividend or distribution to all holders of its common stock consisting exclusively of cash if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months for which MAYAN made no adjustment to the conversion price, plus (B) any cash and the fair market value of other consideration payable in any tender offers by MAYAN or any of MAYAN's subsidiaries for common stock concluded within the preceding 12 months in respect for which MAYAN made no adjustment, exceeds 10% of MAYAN's market capitalization (as determined in the exchange notes indenture);


     (6) the purchase of common stock pursuant to a tender offer made by MAYAN or any of its subsidiaries which involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by MAYAN or any of its subsidiaries


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  for common stock expiring within the 12 months preceding such tender offer, plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which MAYAN has made no adjustment to the conversion price, exceeds 10% of MAYAN's market capitalization (as determined in the exchange notes indenture) on the expiration of such tender offer; or


     (7) payment on tender offers or exchange offers by a third party other than MAYAN or its subsidiaries if, as of the closing date of the offer, MAYAN's board of directors does not recommend rejection of the offer. MAYAN will only make this adjustment if a tender offer increases the person's ownership to more than 25% of MAYAN's outstanding common stock and the payment per share is greater than the current market price of the common stock.


   MAYAN is permitted to reduce the conversion price of the exchange notes for limited periods of time, if MAYAN's board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. MAYAN is required to give at least 15 days prior notice of any such reduction. MAYAN may also reduce the conversion price to avoid or diminish income tax to holders of MAYAN's common stock in connection with a dividend or distribution of stock or similar event.


   If MAYAN has not, on or before December 31, 2001, closed the merger with Ariel (or an alternative transaction), then holders will have the right to exercise, at their option, an election under the exchange notes indenture to have their exchange notes, effective as of January 31, 2002, automatically convert into notes governed by alternative terms provided for under the exchange notes indenture that are substantially the same as the terms applicable to the existing notes. These alternative terms will provide for payment of unpaid interest on the conversion date accrued to such date at 7 7/8% per year and for interest thereafter to accrue at 5 1/4% per year and will also provide for the principal amount of the converted exchange notes to be deemed to increase, effective as of the conversion date, to $3,000 per $2,000 in face amount of converted exchange notes.

   If the event of a (i) change in control of Ariel after the merger with MAYAN or (ii) a delisting of Ariel's common stock (after the merger with MAYAN), the holders of the exchange notes may require Ariel after the merger with MAYAN to repurchase the exchange notes at 105% of the principal amount plus accrued and unpaid interest. In addition, prior to the earlier of (i) 90 days following the effective date of a shelf registration statement covering a resale of the exchange notes and common stock into which the exchange notes are convertible following the merger with Ariel, (ii) the closing of an alternative merger or
(iii) January 10, 2002, if at the close of business on December 31, 2001 MAYAN has not closed the merger with Ariel, the holders of the exchange notes may require the repurchase of the exchange notes at 37.5% of the principal amount plus accrued and unpaid interest. This repurchase option could require MAYAN, or Ariel after the merger with MAYAN, to make a cash payment of up to approximately $18,750,000 to repay the exchange notes and will result in the exchange notes being classified as a current liability on MAYAN's balance sheet (or Ariel's balance sheet after the merger with MAYAN) until this repurchase option expires.

The Exchange Agent

   As of the effective time, Ariel is required to deposit with a bank or trust company certificates representing the shares of Ariel common stock to be exchanged for shares of MAYAN common stock and cash to pay for any dividends or distributions that holders of MAYAN common stock may be entitled to receive under the merger agreement.

Exchange of MAYAN Stock Certificates for Ariel Stock Certificates

   Promptly after the effective time, the exchange agent will mail to MAYAN shareholders a letter of transmittal and instructions for surrendering their MAYAN stock certificates in exchange for Ariel stock certificates.

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   MAYAN shareholders should not submit their stock certificates for exchange until they have received the letter of transmittal and instructions referred to above.

Transfer of Ownership; Distributions with Respect to Unexchanged Shares

   Ariel will issue an Ariel stock certificate in a name other than the name registered for the surrendered MAYAN stock certificate only if the exchange agent is given all documents required

  . to show and effect the unrecorded transfer of ownership; and

  . to show that any applicable stock transfer taxes have been paid.

   If there is any dividend or other distribution on Ariel common stock with a record date after the merger, former MAYAN shareholders will receive, only following surrender of their MAYAN stock certificates, the dividend or other distribution payable with respect to the whole shares of Ariel common stock issued in exchange for their MAYAN stock certificates.

Representations and Warranties

   MAYAN and Ariel each made a number of representations and warranties in the merger agreement about their authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement and about aspects of their business, financial condition, structure and other facts pertinent to the merger.

   MAYAN made representations addressing the following topics:

  . MAYAN's organization, qualification to do business and good standing;

  . MAYAN's capitalization;

  . the effect of the merger agreement and the merger on obligations of MAYAN;

  . inapplicability of governmental consents and approvals in connection with the merger;

  . MAYAN's financial statements and the absence of undisclosed liabilities;

  . litigation involving MAYAN;

  . tax matters regarding the merger;

  . MAYAN's affiliates; and

  . the registration statement and joint proxy/prospectus.

   Ariel's representations and warranties addressed, among other things, the following topics:

  . Ariel's organization, qualification to do business and good standing;

  . Ariel's capitalization;

  . the effect of the merger agreement and the merger on obligations of Ariel;

  . inapplicability of governmental consents and approvals in connection with the merger;

  . Ariel's filings and reports with the Securities and Exchange Commission;

  . Ariel's financial statements and the absence of undisclosed liabilities;

  . changes in Ariel's business since December 31, 2000;

  . matters relating to Ariel's employees and employee benefit plans;

  . Ariel's material contracts and obligations;

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

  . litigation involving Ariel;

  . environmental laws that apply to Ariel;

  . tax matters regarding the merger;

  . intellectual property used or owned by Ariel;

  . Ariel's insurance;

  . Ariel's properties;

  . Ariel's current rights plan;

  . Ariel's business practices;

  . Ariel's books and records;

  . the delivery of a fairness opinion from Ariel's financial advisor;

  . Ariel's affiliates; and

  . the registration statement and joint proxy/prospectus.

   The representations and warranties in the merger agreement are complicated and not easily summarized. We urge stockholders to read carefully the articles in the merger agreement entitled "Representations and Warranties of MAYAN" and "Representations and Warranties of Ariel."

Ariel's and MAYAN's Conduct of Business Before Completion of the Merger

   Ariel has agreed that, until the completion of the merger or unless MAYAN consents in writing, Ariel and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practices and shall use reasonable efforts:

  . to keep available the services of their current officers, significant employees and consultants; and

  . to preserve their relationships with corporate partners, customers, suppliers and other persons with which they have business relations in order to preserve substantially intact their business organization.

   Ariel has also agreed that, until the completion of the merger or unless MAYAN consents in writing, Ariel and its subsidiaries will not engage in any of the following:

  . modification of Ariel's certificate of incorporation or bylaws;

  . issuance, sale, pledge, disposition of, grant, transfer, lease, license, guarantee or encumbrance of shares of Ariel capital stock or securities convertible into Ariel capital stock, except for limited issuances of securities in connection with the exercise of outstanding stock options;

  . issuance, sale, pledge, disposition of, grant, transfer, lease, license, guarantee or encumbrance of any material properties or assets of Ariel or any Ariel subsidiaries, except for dispositions of inventory in the ordinary course of business or consistent with past practice;

  . acquisition of interests in other entities;

  . incurrence of any indebtedness for borrowed money or issuance of any debt securities;

  . material modification or termination of material contracts, except in the ordinary course of business;

  . making of or authorizing any new capital expenditures, or entering into any agreements providing for capital expenditures;

  . declaration, setting aside or issuance of dividends or other distributions;

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  . redemption, purchase or other acquisition, directly or indirectly, of any shares of Ariel capital stock except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements;

  . modification of exercisability of any stock options or authorization of cash payments in exchange for stock options except as otherwise required under any stock plan;

  . amendment of the terms of any of Ariel's securities or any securities of any Ariel subsidiary;

  . increase of compensation payable to directors, officers, consultants or employees;

  . granting of any additional severance arrangements or entering into of any additional agreements, which provide benefits upon a change in control of Ariel that would be triggered by the merger, with any director, officer, consultant or other employee;

  . entering into any collective bargaining agreement;

  . payment, discharge or satisfaction of any claims, liabilities or other indebtedness other than in the ordinary course consistent with past practice or under certain other circumstances;

  . making of any material changes with respect to Ariel's accounting policies, principles, methods or procedures;

  . making of material tax elections or settlements or compromises of any material tax liability; and

  . authorizing or entering into any formal or informal agreement or otherwise making any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of Ariel contained in the merger agreement untrue or incorrect or prevent Ariel from performing or causing Ariel not to perform its covenants thereunder or result in any of the conditions to the merger not being satisfied.

   MAYAN has agreed that, until the completion of the merger or unless Ariel consents in writing, MAYAN will not engage in any of the following:

  . sale, pledge, disposition of, transfer or encumbrance of any material properties or assets of MAYAN except in the ordinary course of business; and

  . authorizing or entering into any formal or informal agreement or otherwise making any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of MAYAN contained in the merger agreement untrue or incorrect or prevent MAYAN from performing or causing MAYAN not to perform its covenants thereunder or result in any of the conditions to the merger not being satisfied.

  Each of Ariel and MAYAN has also agreed:

  . to notify the other promptly of certain events;

  . to provide reasonable access to the other to its facilities and records;
    and

  . to make all necessary filings and obtain any consents and approvals as may be required in connection with the merger agreement and the merger.

   Additionally, Ariel has agreed to provide MAYAN copies of (i) its audited financial statements at and for the year ended December 31, 2000 and (ii) its filings with the Securities Exchange Commission, and MAYAN has agreed to provide Ariel copies of any reports it provides to its noteholders.

   The agreements related to the conduct of each of Ariel's and MAYAN's businesses in the merger agreement are complicated and not easily summarized. We urge stockholders to carefully read the article in the merger agreement entitled "Conduct of Business."

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No Solicitation of Transactions

   Until the merger is completed or the merger agreement is terminated, Ariel has agreed not to take any of the following actions, directly or indirectly:

  . solicit, initiate, encourage or induce the making, submission or announcement of any "Acquisition Proposal" or take any action that would, individually or in the aggregate, reasonably be expected to lead to an "Acquisition Proposal," by a third party;

  . furnish any information regarding Ariel or any Ariel subsidiaries to any person in connection with or in response to an "Acquisition Proposal" or an inquiry or indication of interest that could lead to an "Acquisition Proposal," by a third party;

  . engage in discussions with any person with respect to any "Acquisition
    Proposal;"

  . approve, endorse or recommend any "Acquisition Proposal;" or

  . enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any "Acquisition Proposal."

   An "Acquisition Proposal" is an offer or proposal for:

  . a merger, consolidation, share exchange, business combination or similar transaction involving Ariel;

  . a sale, lease, exchange, transfer or other disposition of 15% or more of the assets of Ariel or any Ariel subsidiary, or the sale, lease, exchange, transfer or other disposition of any of Ariel's assets or any assets of any Ariel subsidiary, the absence of which would materially diminish the value of the merger to MAYAN or the benefits expected by MAYAN to be realized from the merger;

  . a tender offer or exchange offer for 15% or more of Ariel's outstanding voting securities or the voting securities of any Ariel subsidiary or the filing of a registration statement under the Securities Act;

  . the acquisition of 15% or more of Ariel's outstanding voting securities or the voting securities of any Ariel subsidiary;

  . a solicitation in opposition to the approval of the merger agreement by the Ariel stockholders; or

  . a public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

   The Ariel board is not prohibited, however, from complying with Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, with respect to a tender or exchange offer.

   In addition, Ariel may provide information in connection with and engage in discussions with a third party regarding an acquisition proposal, if, among other things:

  . neither Ariel nor its representatives violated the merger agreement with respect to the acquisition proposal;

  . the acquisition proposal constitutes an "Ariel Superior Proposal;"

  . the board of directors of Ariel concludes in good faith, after consultation with Ariel's outside legal counsel, that failure to take that action would be inconsistent with the fiduciary obligations of the Ariel board to the Ariel stockholders under applicable law;

  . Ariel gives MAYAN at least 24 hours prior written notice of the identity of the person making the acquisition proposal and Ariel's intention to provide information or engage in discussions with that person, and Ariel receives a signed confidentiality agreement from the person making the acquisition proposal governing the use and disclosure of the information; and

  . Ariel provides MAYAN the same information prior to providing the information to the person making the acquisition proposal.

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   An "Ariel Superior Proposal" is an unsolicited, written proposal that the board of directors of Ariel has received relating to:

  . a merger, consolidation, dissolution or similar transaction involving
    Ariel where the stockholders of Ariel immediately prior to the transaction hold less than 50% of the equity interest in the surviving or resulting entity of that transaction;

  . a sale or other disposition of all or substantially all of Ariel's assets; or

  . the acquisition of 50% or more of Ariel's outstanding voting securities;

in each case on terms that, the board of directors of Ariel determines in good faith, after considering the advice of an investment bank of nationally recognized reputation, are more favorable to Ariel and its stockholders than the merger with MAYAN, so long as any financing required to consummate the transaction contemplated by the proposal is committed or is otherwise reasonably likely to be obtained by the person making the proposal on a timely basis.

   MAYAN is not subject to any non-solicitation covenants under the merger agreement but must use reasonable efforts to close the transaction.

Conditions to Completing the Merger

   Ariel's and MAYAN's respective obligations to complete the merger and the related transactions are subject to approval of the merger by MAYAN's shareholders and the approval of the merger agreement by Ariel's stockholders, as well as the prior satisfaction or waiver (if permitted by applicable law) of each of the following conditions before completion of the merger:

  . the registration statement relating to the issuance of shares of Ariel common stock as contemplated by the merger agreement must be declared effective by the SEC and must not be the subject of any stop order or proceedings seeking a stop order;

  . no order, statute, writ, injunction or decree prohibits or prevents completion of the merger;

  . all consents, approvals and authorization legally required to consummate the merger must have been obtained from all governmental entities, except where no material adverse effect could reasonably be expected to occur;

  . no action or proceeding before any court or governmental agency is threatened, instituted or pending challenging, seeking to make illegal, invalidate, render unenforceable, delay or otherwise restrain or prohibit the consummation of the merger or the actions contemplated thereby, or otherwise relating to and materially adversely affecting the merger;

  . Ariel and MAYAN must have entered into, executed and delivered all documents necessary in order to comply with the terms of the convertible promissory notes due 2005 and any exchange offer made in connection therewith; and

  . the shares of Ariel common stock to be issued in connection with the merger must be authorized for listing on the Nasdaq National Market.

   MAYAN's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . Ariel's representations and warranties must be accurate in all material respects when made and as of the completion of the merger, and MAYAN shall have received from Ariel an officer's certificate to that effect;

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  . Ariel must have performed or complied in all material respects with all of its covenants in the merger agreement, and MAYAN shall have received from Ariel an officer's certificate to that effect;

  . MAYAN shall have received a certificate from Ariel's secretary to the effect that all corporate resolutions approving the merger, the amendment to Ariel's certificate of incorporation providing for the authorization of additional shares of Ariel common stock and the reverse stock split and the adoption of the 2001 Stock Incentive Plan were duly adopted and attaching those resolutions and a copy of the amended certificate of incorporation certified by the Delaware Secretary of State;

  . MAYAN must have obtained the opinion of its tax counsel to the effect that the merger will constitute a reorganization within the meaning of
    Section 368(a) of the Internal Revenue Code; and

  . the common stock of the combined company following the merger must qualify for listing on the Nasdaq National Market;

  . the reverse split of Ariel's common stock must be effective immediately prior to the merger;

  . each share of MAYAN preferred stock outstanding immediately prior to the merger must have been converted into shares of MAYAN common stock;

  . the Amended and Restated Investors' Rights Agreement dated as of November
    1, 1999, the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of October 21,1999 and the Amended and Restated Voting Agreement dated as of October 21, 1999, all of which are between MAYAN and some of MAYAN's shareholders, must be terminated;

  . all consents or approvals required in connection with the merger under any of Ariel's material contracts must have been obtained from all third parties, except where no material adverse effect could reasonably be expected to occur as a result;

  . each of the current officers and directors of Ariel must have resigned from his or her officer or director position, as the case may be, at Ariel, except for Anthony Agnello and Esmond Goei, who shall remain on the board of directors of the combined company;

  . the Ariel board of directors and the Ariel stockholders must have approved the adoption of the 2001 Stock Incentive Plan;

  . each of the optionees of Ariel who are entitled to accelerated vesting as a result of the merger must have waived the acceleration of vesting with respect to his or her options;

  . Ariel must have filed, if necessary, a registration statement with the SEC, which shall have been declared effective, covering the resale of the convertible subordinated promissory notes, the notes issuable upon exchange of the convertible subordinated promissory notes and the shares of Ariel common stock issuable upon conversion of those notes;

  . Ariel must have maintained officers' and directors' liability insurance policies in amounts and with coverages equivalent to those in effect at the time of signing of the merger agreement;

  . no event, change, condition or effect that is materially adverse to Ariel must have occurred;

  . each of Carlos Borgialli, Gene Corrado, David During, Don Elwell, Richard
    Flocco, Nathan Guedalia, Ken Kristiansen, Jack Loprete, Bonne Mullen, Aziz Mzili, Arthur Naseef and Johnny Vieira, employees of Ariel, must have entered into an employment agreement with the combined company;

  . each of the officers and directors of Ariel must have executed market standoff agreements agreeing to refrain from selling, transferring or otherwise disposing of shares of Ariel common stock to be held by them following the merger for one year after the merger; and

  . MAYAN must have obtained a legal opinion from Ariel's legal counsel.

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   Ariel's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . MAYAN's representations and warranties must be accurate in all material respects when made and as of the completion of the merger, and Ariel shall have received from MAYAN an officer's certificate to that effect;

  . MAYAN must have performed or complied in all material respects with all of its covenants in the merger agreement, and Ariel shall have received from MAYAN an officer's certificate to that effect;

  . Ariel shall have received a certificate from MAYAN'S secretary to the effect that all corporate resolutions approving the merger were duly adopted and attaching those resolutions;

  . Ariel must have obtained the opinion of its tax counsel to the effect that the merger will constitute a reorganization within the meaning of
    Section 368(a) of the Internal Revenue Code;

  . Ariel shall have received a certificate from MAYAN in accordance with treasury regulation Section 1.897-2(h) to the effect that MAYAN is not a United States real property interest as that term is defined in Section 897 of the Internal Revenue Code; and

  . each officer and director of MAYAN must have executed market standoff agreements agreeing to refrain from selling, transferring or otherwise disposing of shares of Ariel common stock held by them following the merger for one year after the merger.



   Neither MAYAN nor Ariel has been notified by the other that either party's closing conditions will not be satisfied.


Extension, Waiver and Amendment of the Merger Agreement

   Ariel and MAYAN may amend the merger agreement before completion of the merger; provided, however, that after approval by the Ariel stockholders and the MAYAN shareholders, no amendment may be made without stockholder approval if by law further stockholder approval is required.

   Either Ariel or MAYAN may, in writing, extend the other's time for or waive compliance with the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

Termination of the Merger Agreement

   The merger agreement may be terminated under limited circumstances at any time before the completion of the merger, as summarized below:

  .  by mutual consent of Ariel and MAYAN;

  . by Ariel in response to an unsolicited, superior proposal by a third party, following the passage of five (5) business days from MAYAN's receipt of written notice of Ariel's intention to accept the superior proposal, the identity of the person making the superior proposal and the material terms of the superior proposal;

  . by MAYAN in response to a superior proposal by a third party, following the passage of five (5) business days from Ariel's receipt of written notice of MAYAN's intention to accept the superior proposal, the identity of the person making the superior proposal and the material terms of the superior proposal;

  . by either of Ariel or MAYAN if the conditions to completion of the merger would not be satisfied because of a breach of a representation, warranty, covenant or agreement of the other party, and the breaching party does not cure the breach within twenty days;

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  .  by Ariel, if the MAYAN shareholders do not approve the merger at the
     MAYAN special meeting;

  . by MAYAN, if the Ariel stockholders do not approve the merger agreement and other proposals at the Ariel special meeting; or

  . by MAYAN, if Ariel common stock has become delisted from the Nasdaq National Market, the outstanding stock of the combined company does not qualify for listing on the Nasdaq National Market or the combined company's initial listing application has been denied.

   In addition, the merger agreement may be terminated by either MAYAN or Ariel under any of the following circumstances:

  . if the merger is not completed, without the fault of the terminating party, by August 31, 2001; or

  . if a final court order prohibiting the merger is issued and is not appealable.

Payment of Fees and Expenses

   Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense, except that expenses incurred in connection with printing, filing and mailing the joint proxy statement/prospectus and the registration statement and any fees required to be paid under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall be shared equally.

   In addition, Ariel and MAYAN have agreed to reimburse one another for all expenses reasonably incurred by the non-terminating party if either of them terminates the merger agreement in response to a superior proposal by a third party, following the passage of five (5) business days from the non-terminating party's receipt of written notice of the terminating party's intention to accept the superior proposal, the identity of the person making the superior proposal and the material terms of the superior proposal.

Material Federal Income Tax Considerations

   Brobeck, Phleger & Harrison LLP, counsel to MAYAN, is of the opinion that the following discussion accurately describes the material federal income tax consequences of the merger to the MAYAN shareholders upon their exchange of shares of MAYAN common stock for Ariel common stock pursuant to the merger. These opinions are subject to the assumptions, exceptions, limitations and qualifications referred to herein. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to MAYAN shareholders as described herein.


   MAYAN shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular MAYAN shareholders in light of their particular circumstances, such as shareholders who:

  .  are dealers in securities;

  . are subject to the alternative minimum tax provisions of the Internal Revenue Code;

  .  are foreign persons;

  .  do not hold their MAYAN capital stock as capital assets;

  . acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

  . acquired their shares as part of an integrated investment such as a hedge, straddle or other risk reduction transaction.

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   In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any those transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of MAYAN capital stock are acquired or shares of Ariel common stock are disposed of, or the tax consequences of the assumption by Ariel of MAYAN stock options or MAYAN warrants or the tax consequences of the receipt of rights to acquire Ariel common stock. Accordingly, MAYAN shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable federal, state, local and foreign tax consequences.

   Subject to the assumptions, exceptions, limitations and qualifications referred to herein, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and will result in the following federal income tax consequences to MAYAN shareholders:


  . No gain or loss will be recognized by holders of MAYAN capital stock solely upon their receipt of Ariel common stock in exchange for MAYAN common stock in the merger (except to the extent of cash received in lieu of a fractional shares of MAYAN common stock).

  . The aggregate tax basis of the Ariel common stock received by MAYAN shareholders in the merger (including any tax basis attributable to fractional shares deemed disposed of) will be the same as the aggregate tax basis of the MAYAN common stock surrendered in exchange therefor.

  . The holding period of the Ariel common stock received by each MAYAN shareholder in the merger will include the period for which the MAYAN common stock surrendered in exchange therefor was considered to be held, provided that the MAYAN common stock so surrendered is held as a capital asset at the time of the merger.

  . Cash payments received by holders of MAYAN common stock in lieu of a fractional share of Ariel common stock had been issued in the merger and then redeemed by Ariel. A MAYAN shareholder receiving that cash will recognize gain or loss, upon the payment, measured by the difference, if any, between the amount of cash received and the basis in such fractional share.

   The parties are not requesting and will not request a ruling from the Internal Revenue Service as to the tax consequences of the merger. It is a condition to the completion of the merger that MAYAN obtain an opinion from Brobeck, Phleger & Harrison LLP to the effect that the merger will constitute a reorganization within the meaning of the Internal Revenue Code. MAYAN shareholders should be aware that these tax opinions do not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. These tax opinions will be subject to assumptions and qualifications, including but not limited to the truth and accuracy of representations made by MAYAN and Ariel. Ariel has indicated it intends to waive this condition and does not intend to seek an opinion on the subject.


   A successful IRS challenge to the reorganization status of the merger would result in MAYAN shareholders recognizing taxable gain or loss with respect to each share of MAYAN common stock surrendered equal to the difference between each stockholder's basis in that share and the fair market value, as of the effective time, of the Ariel common stock received in exchange therefor. In that event, a shareholder's aggregate basis in the Ariel common stock so received would equal its fair market value as of the closing date of the merger, and the shareholder's holding period for that stock would begin the day after the merger.

Accounting Treatment

   We intend to account for the merger as a purchase for accounting and financial reporting purposes, which means that MAYAN will be treated as a separate entity for periods prior to the closing. Because MAYAN will own approximately 90% of the common stock of Ariel (on a diluted basis) after the merger, the merger will be accounted for as a reverse acquisition which results in MAYAN being the acquirer of Ariel for accounting purposes.

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Stockholders' Dissenters' Rights of Appraisal

   Under Delaware law and California law, neither Ariel stockholders nor MAYAN shareholders, respectively, are entitled to dissenters' rights of appraisal in connection with the merger.

Director and Officer Indemnification and Insurance

   The merger agreement provides that, after the completion of the merger, all rights of indemnification, advancement of expenses, exculpation, limitation of liability and similar rights existing in favor of present and former officers, directors, employees and agents of MAYAN shall survive the merger and shall continue for six years from the effective time. The merger agreement also provides that, for six years after the completion of the merger, Ariel will maintain directors' and officers' liability insurance at least at the level currently maintained by Ariel.

Voting Agreements

   In connection with the merger, the executive officers and directors [and certain employees] of Ariel and MAYAN have entered into voting agreements with MAYAN and Ariel, as the case may be. The terms of the voting agreements provide that those executive officers and directors will vote all shares of Ariel or MAYAN capital stock beneficially owned by them, subject to some exceptions, or any new shares of Ariel or MAYAN stock they may acquire, in favor of the approval of the merger and the merger agreement, and the transactions contemplated thereby. In connection with the voting agreements, each of the executive officers and directors has executed an irrevocable proxy to vote their shares in favor of the approval of the merger agreement and the merger, and the transactions contemplated thereby. As of June 30, 2001, the MAYAN shareholders who entered into voting agreements collectively beneficially held approximately 25,838,813 shares of MAYAN capital stock which represented approximately 48.23% of the outstanding MAYAN capital stock. As of March 28, 2001, the Ariel stockholders who entered into the voting agreements collectively beneficially held approximately 83,525 shares, after giving effect to the one for 20 reverse stock split, of Ariel common stock which represented approximately 12.66% of the outstanding Ariel common stock, including shares issuable under stock options which are vested or will be vested within 60 days. None of the executive officers and directors who are parties to the voting agreements were paid additional consideration for entering into the voting agreements.


Market Stand-Off Agreements

   Each officer and director of MAYAN and Ariel has entered into an agreement under which that person has agreed not to sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Ariel common stock held or later acquired by that person for a period ending one year after the closing date, provided that Mr. Agnello is permitted to except 10,000 shares from this agreement, after giving effect to the one for 20 reverse stock split.


Bridge Loan

   At the time of the signing of the merger agreement, MAYAN agreed that for so long as the merger agreement has not been terminated, MAYAN will advance to Ariel, on an as-needed-basis, bridge loans of up to an aggregate of $2,000,000 for the purpose of financing operating expenses incurred in the ordinary course of business. In June 2001 MAYAN increased the amount to an aggregate of up to $4,000,000. The loans will be advanced on the terms set forth in the form of bridge loan attached to the merger agreement. Each advance of all or any portion of the bridge loan is subject to the following conditions: (i) the representations and warranties of Ariel set forth in the merger agreement must be true and correct in all material respects as of the time of that advance,
(ii) Ariel must not have breached in any material respect any covenant contained in the merger agreement, and (iii) Ariel must have given MAYAN at least three (3) days' written notice requesting that advance and affirming that the conditions described in (i) and (ii) above have been satisfied. As of July 23, 2001, MAYAN has made eight advances to Ariel in the aggregate amount of $3,700,000.


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   The bridge loans may be secured by the assets of Ariel, including Ariel's intellectual property, and become due and payable on the earlier of the effective time of the merger or MAYAN's demand following termination of the merger agreement. Upon the occurrence of "events of default" as defined therein, including, but not limited to the existence of any material changes to the Ariel Financial Statements that were originally provided to MAYAN for the year ended December 31, 2000, the bridge loan will become immediately due and payable.

   However, MAYAN's right to demand and receive payment of the bridge loans, and its security interest in the assets of Ariel granted by Ariel to MAYAN under the bridge loans, are subordinate to those granted by Ariel to Transamerica Business Credit Corporation pursuant to that certain Loan and Security Agreement between Ariel and Transamerica Business Credit Corporation dated as of June 11, 1997 and as thereafter amended from time to time.

Ariel Rights Plan

   On October 9, 1998, Ariel implemented a rights plan pursuant to which one preferred share purchase right was distributed to holders of Ariel's common stock as a dividend for each share of Ariel common stock they held on that date. Each right entitles the holder of that right to purchase 1/100 of a share of Series A Preferred Stock of Ariel at a purchase price equal to $25 per 1/100 share of the preferred stock. The rights under the preferred stock are triggered upon the earlier of the time Ariel learns that a person or group has acquired beneficial ownership of 15% or more of the Ariel common stock or the close of business on the date designated by the board of directors following the commencement of, or public disclosure of an intent to commence, a tender offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Ariel's common stock. Absent an amendment to the rights plan, the merger would act as that trigger.

   Under the rights plan, Ariel may amend the plan without any action on the part of the holders of the rights. On March 27, 2001, Ariel amended its rights plan to exempt the MAYAN transaction from triggering the rights under the plan.

2001 Stock Incentive Plan

   The board of directors of Ariel agreed to adopt, prior to the effective time of the merger, a 2001 Stock Incentive Plan, in the form attached as Appendix VI hereto. The 2001 plan will serve as the successor to the Ariel stock plans and the MAYAN stock plan. The board of directors of Ariel has agreed to take all actions that are necessary so that at the effective time, all the Ariel stock options outstanding under the Ariel stock plans will be transferred to the 2001 plan and shall be treated as outstanding options under the 2001 plan. Each outstanding option so transferred will, however, continue to be governed solely by the terms of the documents evidencing those options and no provision of the 2001 plan will be deemed to affect or otherwise modify the rights or obligations of the holders of those transferred options. See "Other Ariel Proposals" for a description of the 2001 Stock Incentive Plan.

Listing of Ariel Common Stock to be Issued in the Merger and Common Stock of Combined Company

   The filing of an application with the Nasdaq National Market for the listing of the shares of Ariel common stock to be issued in the merger and the filing and acceptance of an application for initial listing of the outstanding common stock of the combined company is a condition to the consummation of the merger.

Restrictions on Sale of Shares By Affiliates of Ariel and MAYAN

   The shares of Ariel common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Ariel common stock subject to the Stand-Off Agreements and shares of Ariel common stock issued to any person who is deemed to be an affiliate of either Ariel or MAYAN at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either

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

Ariel or MAYAN and may include some of the officers, directors, or principal stockholders of Ariel or MAYAN. Affiliates may not sell their shares of Ariel common stock acquired in connection with the merger except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  . an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  . another applicable exemption under the Securities Act.

   Ariel's registration statement on Form S-4, of which this document forms a part, does not cover the resale of shares of Ariel common stock to be received by affiliates in the merger.

Management Following the Merger

   Upon completion of the merger, it is anticipated that some of the directors of MAYAN, including Thomas Edrington, Steven Krausz, Jim Mongiello and Peter Morris, will become the new directors of the combined company, along with Esmond Goei, a current member of the boards of both MAYAN and Ariel, and Anthony Agnello, a current member of the board of directors of Ariel. It is anticipated that the terms of service of these new board members will be staggered as follows: Messrs. Agnello and Goei will have terms expiring after the first year of service, which we expect will be in 2002, Messrs. Mongiello and Edringon will have terms expiring after their second year of service, which we expect will be in 2003, and Messrs. Morris and Krausz will have terms expiring after their third year of service, which we expect will be in 2004. Additionally, it is also anticipated that some of the current officers of MAYAN, including Esmond Goei and John Tingleff, will become the Chief Executive Officer and Chief Financial Officer, respectively, of the combined company. Dennis Schneider, Ariel's current Chief Executive Officer is also expected to become the Senior Vice President of Marketing of the combined company.

Operations Following the Merger

   Following the merger, MAYAN and Ariel will operate as a single company. Ariel and MAYAN have agreed that the shareholders of MAYAN will become stockholders of Ariel, and their rights as stockholders of Ariel will be governed by Ariel's certificate of incorporation, Ariel's bylaws and the laws of the State of Delaware.

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          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

   The merger agreement requires Ariel to issue, subject to adjustment pursuant to subsequent issuances by MAYAN or repurchases by Ariel, approximately 0.157 shares of Ariel common stock (after giving effect to the one for 20 reverse split which is expected to occur immediately prior to the effective time of the merger) for each share of MAYAN common and preferred stock outstanding when the merger closes, subject to adjustment as provided in the merger agreement. No adjustment to the exchange ratio noted above is expected relating to third party transaction expenses as these expenses are not expected to exceed the specified threshold that would result in an adjustment. The following tables set forth certain historical financial information of Ariel and MAYAN on an unaudited pro forma basis after giving effect to the merger as a "reverse acquisition" (i.e., with MAYAN as the acquiror of Ariel for accounting purposes). Subsequent to the merger, the share information previously reported by MAYAN prior to the merger will be adjusted to reflect the exchange ratio of 0.157.


   The accompanying unaudited pro forma combined condensed balance sheet assumes the merger took place on March 31, 2001. The unaudited pro forma combined condensed balance sheet combines the unaudited balance sheet of MAYAN as of March 31, 2001 and the unaudited consolidated balance sheet of Ariel as of March 31, 2001.

   Ariel's fiscal year ends on December 31. For purposes of the pro forma information, MAYAN's statement of operations for the year ended June 30, 2000 has been combined with Ariel's unaudited consolidated statement of operations for the twelve months ended June 30, 2000 and MAYAN's unaudited statement of operations for the nine months ended March 31, 2001 has been combined with Ariel's unaudited consolidated statement of operations for the nine months ended March 31, 2001. The unaudited pro forma combined condensed statement of operations give effect to the Ariel Merger as if it had occurred on July 1, 1999.

   The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of MAYAN after the merger or of the financial position or results of operations of MAYAN that would have actually occurred had the merger been effected as of the dates described above.

   The allocation of the purchase price reflected in the unaudited pro forma combined condensed financial information is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be based upon management's evaluation of such assets and liabilities after the merger. Accordingly, the adjustments included here will change based upon the final allocation of the total purchase price, as adjusted to reflect stock values. That allocation may differ significantly from the preliminary allocation included in this statement. If the amount allocable to identifiable intangibles changes by $1,000,000, combined pro forma net loss would change by approximately $333,000 (assuming an estimated three year useful life).


   In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 141 is applicable to business combinations beginning July 1, 2001 and MAYAN intends to adopt SFAS No. 142 effective July 1, 2001 and, therefore, MAYAN will account for the proposed merger with Ariel and the related goodwill under SFAS No. 141 and SFAS No. 142; accordingly, MAYAN will not amortize any goodwill resulting from this merger with such goodwill subject to a periodic impairment test.


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   On May 22, 2001, MAYAN made an offer to its current subordinated note holders to exchange the $75,000,000 of convertible subordinated notes for $50,000,000 of exchange notes with terms including the following:

  . The exchange notes will bear interest at 7 7/8% and will be payable in 2005. The interest is payable semiannually in cash or common stock of MAYAN then currently traded on a U.S. national securities exchange. If MAYAN pays the interest with its common stock, the shares will be valued at approximately 90% of the then fair market value.

  . The exchange notes will be convertible into common stock of MAYAN by the holders of the notes at an initial price of $5.00 per share (conversion price-subject to certain adjustments as defined). The exchange notes will be converted into common stock at the option of MAYAN if: (i) MAYAN's common stock becomes publicly traded (such as through the contemplated merger with Ariel), (ii) MAYAN registers additional shares of its common stock to be issued upon conversion of the exchange notes, and (iii) MAYAN's common stock price exceeds 200% of the conversion price for at least 20 days during a 30 day period. MAYAN may be required to pay additional interest to the holders of the exchange notes upon a voluntary conversion by the holders prior to November 1, 2003.

  . MAYAN will have the option to redeem the exchange notes on or after November 1, 2003 at an amount ranging from 101.575% to 103.150% of the principal amount plus accrued and unpaid interest. In the event of a (i) change in control of MAYAN or (ii) a delisting of MAYAN's common stock (after the merger with Ariel or an alternative public merger or complying public equity offering, as defined), the holders of the exchange notes may require MAYAN to repurchase the exchange notes at 105% of the principal amount plus accrued and unpaid interest.

  . The holders of the exchange notes may require MAYAN to repurchase the exchange notes at 37.5% of the principal amount plus accrued and unpaid interest prior to the earlier of (i) 90 days following the effective date of a shelf registration statement covering a resale of the exchange notes and common stock into which the exchange notes are convertible following the merger with Ariel (or an alternative public merger or complying public equity offering), (ii) the closing of an alternative merger (as defined) and (iii) January 10, 2002, if at the close of business on December 31, 2001 MAYAN has not closed the merger with Ariel (or an alternative public merger or complying public equity offering). This repurchase option could require MAYAN to make a cash payment of up to approximately $18,750,000 to repay the exchange notes and will result in the exchange notes being classified as a current liability in MAYAN's balance sheet until this repurchase option expires.

  . If MAYAN does not complete the contemplated merger with Ariel by December
    31, 2001, the holders of the exchange notes will have the option to change the terms of the exchange notes to terms that are consistent with the currently outstanding $75,000,000 convertible subordinated notes.

   The note exchange, when and if completed, and assuming completion of the merger with Ariel by December 31, 2001, will result in MAYAN recording a one-time extraordinary gain in an amount determined upon completion of these events.

   The pro forma statements do not reflect any effect of the contemplated subordinated note exchange described above, operating efficiencies, cost savings and other benefits, or merger related expenses anticipated by MAYAN's management as a result of the merger.


   The unaudited pro forma combined condensed financial information should be read in conjunction with the audited consolidated financial statements and related notes of Ariel and the audited financial statements of MAYAN, MAYAN's Management Discussion and Analysis of Financial Condition and Results of Operations and Ariel's Management Discussion and Analysis of Financial Condition and Results of Operations included in this joint proxy statement/prospectus.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                                 BALANCE SHEET

                                 March 31, 2001
                                 (In thousands)


                          Note                            Pro Forma     Combined
                            2   MAYAN Networks  Ariel    Adjustments   Pro Forma
                          ----- -------------- --------  ----------- --------------
                                (As restated*)                       (As restated*)
         ASSETS
         ------
Current assets:
  Cash and cash
   equivalents..........           $ 52,183    $    423   $    --       $ 52,606
  Short-term
   investments..........             15,102         --         --         15,102
  Accounts receivable,
   net..................                --          422        --            422
  Inventories...........                --        2,280        --          2,280
  Prepaid expenses and
   other current
   assets...............              1,064         692        --          1,756
                                   --------    --------   --------      --------
    Total current
     assets.............             68,349       3,817        --         72,166
                                   --------    --------   --------      --------
Property and equipment,
 net....................              5,599       1,059        --          6,658
Restricted cash.........                824         --         --            824
Subordinated debt
 issuance costs.........              4,356         --         --          4,356
Goodwill, intangible and
 other assets...........  A,G,H       2,237         674     23,934        26,845
                                   --------    --------   --------      --------
    Total assets........           $ 81,365    $  5,550   $ 23,934      $110,849
                                   ========    ========   ========      ========

    LIABILITIES AND
  SHAREHOLDERS' EQUITY
      (DEFICIENCY)
  --------------------
Current liabilities:
  Accounts payable......           $  3,835    $  1,662   $    --       $  5,497
  Accrued payroll and
   employee benefits....                406         658        --          1,064
  Royalties payable.....                --           91        --             91
  Other accrued
   liabilities..........    F         2,640       1,143      2,500         6,283
  Current portion of
   long-term debt
   obligations..........   E,H          436         886        767         2,089
  Current portion of
   capital-lease........                  5         110        --            115
                                   --------    --------   --------      --------
    Total current
     liabilities........              7,322       4,550      3,267        15,139
                                   --------    --------   --------      --------
Subordinated convertible
 notes..................             78,295         --                    78,295
Capital-lease
 obligation, net of
 current portion........                --           76                       76
Long-term debt..........    E           203       1,067     (1,067)          203
Deferred rent...........                323         --                       323
Convertible Preferred
 stock..................    D        88,726         --     (88,726)          --
Shareholders' equity
 (deficiency):
  Common stock..........  A,B,D      19,029          13    111,286       130,328
  Additional paid-in
   capital..............    B           --       46,437    (46,437)          --
  Notes receivable from
   shareholders.........             (1,053)        --         --         (1,053)
  Deferred stock
   compensation.........    A       (11,725)        --        (482)      (12,207)
  Accumulated other
   comprehensive loss...    B            47        (958)       958            47
  Accumulated deficit...   B,C      (99,802)    (45,635)    45,135      (100,302)
                                   --------    --------   --------      --------
    Total shareholders'
     equity
     (deficiency).......            (93,504)       (143)   110,460        16,813
                                   --------    --------   --------      --------
    Total liabilities,
     convertible
     preferred stock and
     shareholders'
     equity
     (deficiency).......           $ 81,365    $  5,550   $ 23,934      $110,849
                                   ========    ========   ========      ========
Other data--shares
 outstanding (see Note
 5) ....................             46,606      13,074    (51,709)        7,971
                                   ========    ========   ========      ========


--------

* See Note 12 to MAYAN's financial statements included elsewhere in this joint proxy statement/prospectus.


 See footnotes to unaudited pro forma combined condensed financial statements.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS

                            Year Ended June 30, 2000
                    (In thousands, except per share amounts)


                                      MAYAN               Pro Forma  Combined
                              Note 2 Networks   Ariel    Adjustments Pro Forma
                              ------ --------  --------  ----------- ---------
Revenues.....................        $    --   $  8,971    $   --    $  8,971
Cost of revenues.............             --      4,464        --       4,464
                                     --------  --------    -------   --------
Gross profit.................             --      4,507        --       4,507
                                     --------  --------    -------   --------
Operating expenses:
  Research and development...          35,442     5,553        --      40,995
  Sales and marketing........           4,165     5,347        --       9,512
  General and
   administrative............           2,483     6,660        --       9,143
  Restructuring and special
   charges...................             --      2,726        --       2,726
  Amortization of
   intangibles...............   C         --        --       2,500      2,500
  Amortization of deferred
   stock compensation........   C       1,112       --         121      1,233
                                     --------  --------    -------   --------
    Total operating
     expenses................          43,202    20,286      2,621     66,109
                                     --------  --------    -------   --------
Loss from operations.........         (43,202)  (15,779)    (2,621)   (61,602)
                                     --------  --------    -------   --------
Interest income..............           2,508       387        --       2,895
Other nonoperating income....             --         51        --          51
Interest expense including
 accretion of redemption
 premium.....................            (163)     (483)       --        (646)
                                     --------  --------    -------   --------
Net loss.....................        $(40,857) $(15,824)   $(2,621)  $(59,302)
                                     ========  ========    =======   ========
Basic and diluted net loss
 per share...................        $ (10.00) $  (1.42)
                                     ========  ========
Shares used in calculating
 basic and diluted net loss
 per share (see Note 5)......           4,085    11,157
                                     ========  ========
Pro forma basic and diluted
 net loss per share..........                                        $  (9.71)
                                                                     ========
Shares used in calculating
 pro forma basic and diluted
 net loss per share (see Note
 5)..........................                                           6,109
                                                                     ========


 See footnotes to unaudited pro forma combined condensed financial statements.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENT OF OPERATIONS

                        Nine Months Ended March 31, 2001
                    (In thousands, except per share amounts)


                                                          Pro Forma     Combined
                         Note 2 MAYAN Networks  Ariel    Adjustments   Pro Forma
                         ------ -------------- --------  ----------- --------------
                                (As restated*)                       (As restated*)
Revenues................           $    --     $  5,719    $   --       $  5,719
Cost of revenues........                --        3,233        --          3,233
                                   --------    --------    -------      --------
Gross profit............                --        2,486        --          2,486
                                   --------    --------    -------      --------
Operating expenses:
  Research and
   development..........             25,769       3,742        --         29,511
  Sales and marketing...              7,920       3,880        --         11,800
  General and
   administrative.......              5,287       5,218        --         10,505
  Amortization of
   intangibles..........    C           --          --       1,875         1,875
  Amortization of
   deferred stock
   compensation.........    C         4,066         --          90         4,156
                                   --------    --------    -------      --------
    Total operating
     expenses...........             43,042      12,840      1,965        57,847
                                   --------    --------    -------      --------
Loss from operations....            (43,042)    (10,354)    (1,965)      (55,361)
                                   --------    --------    -------      --------
Interest income.........              2,795         140        --          2,935
Other nonoperating
 income.................                --           84        --             84
Interest expense
 including accretion of
 redemption premium.....             (5,889)       (193)       --         (6,082)
                                   --------    --------    -------      --------
Loss before provision
 for income taxes.......            (46,136)    (10,323)    (1,965)      (58,424)
Benefit for income
 taxes..................                --          424        --            424
                                   --------    --------    -------      --------
Net loss................           $(46,136)   $ (9,899)   $(1,965)     $(58,000)
                                   ========    ========    =======      ========
Basic and diluted net
 loss per share.........           $  (6.90)   $  (0.76)
                                   ========    ========
Shares used in
 calculating basic and
 diluted net loss per
 share (see Note 5).....              6,685      13,074
                                   ========    ========
Pro forma basic and
 diluted net loss per
 share..................                                                $  (7.88)
                                                                        ========
Shares used in
 calculating pro forma
 basic and diluted net
 loss per share (see
 Note 5)................                                                   7,356
                                                                        ========

--------

* See Note 12 to MAYAN's financial statements included elsewhere in this joint proxy statement/prospectus.




 See footnotes to unaudited pro forma combined condensed financial statements.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                             FINANCIAL INFORMATION

1. The Merger

   The merger will be treated as a reverse acquisition purchase in which MAYAN is treated as the acquiror of Ariel for financial accounting purposes. Under that method, the purchase price for accounting purposes is established using the fair market value of the outstanding Ariel common stock, determined using average stock closing prices beginning two days before and ending two days after the announcement of the merger in March 2001, plus the value of Ariel's stock options and warrants and estimated acquisition-related costs. The fair market value of Ariel's common stock for purposes of determining the purchase price is not expected to change from the announcement date value as no adjustment of the exchange ratio as provided in the merger agreement related to Ariel's merger related expenses is expected to occur. The estimated purchase price is as follows (in thousands, except per share amount):



   Fair value of Ariel's common stock ($1.31 per share)............... $17,127
   Fair value of Ariel's options and warrants issued..................   5,446
   Acquisition-related costs (including $1,500 included in other assets and other
    accrued liabilities as of March 31, 2001).........................   4,000
                                                                       -------
                                                                       $26,573
                                                                       =======


   MAYAN's acquisition related costs primarily represent estimated investment bankers' fees of $3,300,000 and approximately $700,000 of legal, accounting and other related costs.


   The unaudited pro forma combined condensed balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the merger been completed as of the beginning of the earliest periods presented. They should not be construed as being a representation of financial position or future operating results of the combined companies. Management does not expect significant changes to the preliminary valuation of the transaction. However, the final purchase price allocation could be significantly different from the amounts reflected in the unaudited pro forma combined condensed information. If the amount allocable to identifiable intangibles changes by $1,000,000, combined pro forma net loss would change by approximately $333,000 (assuming an estimated three year useful life). In addition, the unaudited pro forma combined condensed financial information gives effect only to the adjustments set forth in the accompanying notes and does not reflect any restructuring or merger related costs, or any potential cost savings or other synergies that management expects to realize as a result of the merger or any effect of the subordinated note exchange transaction contemplated by this joint proxy statement/prospectus.


2. Adjustments to Unaudited Pro Forma Combined Condensed Financial Statements

   The adjustments to the unaudited pro forma combined condensed balance sheet as of March 31, 2001 and the pro forma combined condensed statements of operations for the year ended June 30, 2000 and for the nine months ended March 31, 2001 in connection with the proposed merger are presented below:

  (A) The fair values of Ariel's net assets have been estimated for the purpose of allocating the purchase price of the deemed acquisition of Ariel and determining the pro forma effect of the acquisition on the combined financial statements. The estimated purchase price of $26,573,000 has been assigned to the tangible and intangible assets acquired and liabilities assumed as follows (in thousands):


     Net current and other assets at March 31, 2001.................. $ 5,550
     Fair value adjustments:
       Customer relationships--3-year life...........................     400
       Trademarks and trade names--3-year life.......................     800
       Acquired in-process research and development--expensed at
        closing......................................................     500
       Developed technology--3-year life.............................   6,300
       Goodwill......................................................  18,234
       Deferred compensation--4-year life............................     482
                                                                      -------
                                                                       32,266
     Less liabilities assumed at March 31, 2001......................  (5,693)
                                                                      -------
                                                                      $26,573
                                                                      =======


     (see Note 1 for the fair value of Ariel common stock, options and warrants issued.)

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL STATEMENTS--(Continued)


  (B) This adjustment is to eliminate the common stock, additional paid in capital, accumulated other comprehensive loss and accumulated deficit of Ariel.

  (C) The pro forma adjustments represent the estimate for goodwill, workforce- in-process and deferred compensation amortization that would have been recorded during the period covered by the pro forma statements of operations, related to the acquisition. The in-process research and development expense has been reflected as an adjustment to the accumulated deficit in the pro forma balance sheet.

     Amortization for deferred stock compensation, customer relationships, trademarks and trade names and developed technology for the year ended June 30, 2000 is $121,000, $133,000, $267,000, and $2,100,000,
     respectively; and $90,000, $100,000, $200,000, and $1,575,000,
     respectively for the nine months ended March 31, 2001. The pro forma adjustments are based on the assumption that the identifiable intangibles relating to the merger are amortized on a straight-line basis over three years and deferred stock compensation is amortized over four years.


     The impact on the pro forma net loss of these amortizations was a charge of $2,621,000 and $1,965,000 for the year ended June 30, 2000 and the nine months ended March 31, 2001. The actual amortization of intangibles arising from the transaction will take place in periods subsequent to the acquisition.


  (D) This adjustment is to convert all of MAYAN'S convertible preferred stock to common stock.

  (E) This adjustment is to reclassify Ariel's long-term debt to current due to provisions in the borrowing agreement requiring repayment of this debt in the event of a change in control of Ariel.

  (F) This adjustment is to accrue for additional MAYAN acquisition related costs.

  (G) This adjustment is to remove $1,500,000 of acquisition related costs from MAYAN's balance sheets. (See Note 1.)

  (H) This adjustment is to eliminate the $300,000 promissory note between MAYAN and Ariel.

   A summary of pro forma adjustments for each financial statement line item having more than one adjustment is as follows (in thousands):



   Goodwill, intangible and other assets
     (A)............................................................. $ 25,734
     (G).............................................................   (1,500)
     (H).............................................................     (300)
                                                                      --------
                                                                      $ 23,934
                                                                      ========

   Current portion of long-term debt obligations
     (E)............................................................. $  1,067
     (H).............................................................     (300)
                                                                      --------
                                                                      $    767
                                                                      ========

   Common Stock
     (A)............................................................. $ 22,573
     (B).............................................................      (13)
     (D).............................................................   88,726
                                                                      --------
                                                                      $111,286
                                                                      ========

   Accumulated deficit
     (C)............................................................. $   (500)
     (B).............................................................   45,635
                                                                      --------
                                                                      $ 45,135
                                                                      ========

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL STATEMENTS--(Continued)


3. In-Process Research and Development

   In connection with the merger, it is estimated that approximately $500,000 of the purchase price will be allocated to in-process research and development or IPR&D. Management of MAYAN has estimated the IPR&D included in the purchase price allocation.



   The preliminary fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from each Ariel research and development project once it has reached technological feasibility. A discount rate consistent with the risks of each such project was used to estimate the present value of cash flows. In estimating future cash flows, consideration was given to other tangible and intangible assets required for the successful development of the technology resulting from each purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution of these assets to each project. The estimated future cash flows resulting from IPR&D were further adjusted for the contribution of core technology to the value of each purchased IPR&D project. Based upon these cash flows the value assigned to purchased research and development was the amount attributable to the efforts of Ariel up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation by multiplying the estimated present value of future cash flows excluding costs of completion by the percentage of completion of each purchased research and development project at the time of acquisition.

   The nature of the efforts to develop the purchased IPR&D into commercially viable products principally relates to the completion or acceleration of existing development programs. Costs related to the full-scale manufacturing, distribution and marketing of the products are included in the cash flow projection upon which the IPR&D value is based. The resulting net cash flows from such projects were based on Ariel's estimates of revenues, cost of sales, research and development costs, sales and marketing, general and administrative, and the anticipated income tax effect and these estimates were those considered by the MAYAN Networks board of directors in its evaluation of this transaction.

   The discounting of net cash flows back to their present value is based on a discount derived from the weighted average cost of capital for Ariel. The weighted average cost of capital calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The discount rate used in discounting the net cash flows from purchased in-process research and development projects was 30%.

   The forecast data employed in the analyses were based upon product level forecast information obtained by Ariel from numerous internal and external sources. Ariel management has reviewed and challenged the forecast data and related assumptions and used the information in analyzing IPR&D. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, Ariel believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results. Any such variance may result in a material adverse effect on the future financial condition and results of operations of Ariel after the merger.

   In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered for each of the programs under development. The acquired IPR&D consists of Ariel's work to complete each of the identified programs. The programs are each very specific to the products and markets for which they are intended. There are no alternative uses for the in-process programs if the development programs fail or are otherwise deemed unfeasible. The development effort for the acquired IPR&D does not possess an alternative future use for Ariel after the merger as defined by accounting principles generally accepted in the United States of America.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL STATEMENTS--(Continued)


4. Items Not Adjusted

   The pro forma statements do not reflect any effect of the proposed note exchange transaction as described in this joint proxy statement/prospectus, operating efficiencies, cost savings and other benefits, or merger related expenses anticipated by MAYAN's management as a result of the merger.

   If MAYAN does not complete the contemplated merger with Ariel by December 31, 2001, the holders of the exchange notes will have the option to change the terms of the exchange notes to terms that are consistent with the currently outstanding $75,000,000 convertible subordinated notes.


   The note exchange, when and if completed, and assuming completion of the Ariel merger by December 31, 2001, will result in MAYAN recording a one-time extraordinary gain in an amount determined upon completion of these events.

   The holders of the exchange notes may require MAYAN to repurchase the exchange notes at 37.5% of the principal amount plus accrued unpaid interest prior to the earlier of (i) 90 days following the effective date of a shelf registration statement covering the resale of the exchange notes and common stock into which the exchange notes are convertible following the Ariel merger (or an alternative public merger or complying public offering), (ii) the closing of an alternative merger (as defined) and (iii) January 10, 2002 if at the close of business on December 31, 2001 MAYAN has not closed the Ariel merger (or an alternative public merger or complying public offering). This repurchase option could require MAYAN to make a cash payment of up to approximately $18,750,000 to repay the exchange notes and will result in the exchange notes being classified as a current liability in MAYAN's balance sheet until this repurchase option expires.


5. Pro Forma Net Loss Per Share

   The pro forma basic and diluted net loss per share is computed by dividing the pro forma net loss by the pro forma basic and diluted weighted average number of shares outstanding, assuming Ariel and MAYAN had merged at the beginning of the earliest period presented. The pro forma basic and diluted weighted average number of shares outstanding includes the assumed conversion of MAYAN's preferred stock to common stock upon the completion of the merger. The pro forma weighted basic and diluted average number of shares outstanding, and required pro forma adjustment to the weighted shares outstanding, are calculated as follows for the year ended June 30, 2000 and the nine months ended March 31, 2001 (in thousands):


                                                                      Basic and
                                                                       Diluted
                                                                      ---------
   For the year ended June 30, 2000:
     MAYAN Networks weighted average common shares.........             4,085
     MAYAN Networks weighted average preferred shares......            31,271
                                                                       ------
       MAYAN Networks weighted average shares..............            35,356
   Multiplied by exchange ratio of ........................             0.157
                                                                       ------
   Equivalent Ariel shares.................................             5,551
   Ariel weighted average shares...........................   11,157
   Less effect of one for 20 reverse stock split...........  (10,599)
                                                             -------
   Ariel weighted average shares adjusted for stock split..               558
                                                                       ------
       Pro forma combined weighted average shares
        outstanding........................................             6,109
                                                                       ======

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                       FINANCIAL STATEMENTS--(Continued)


                                                                      Basic and
                                                                       Diluted
                                                                      ---------
   For the nine months ended March 31, 2001:
     MAYAN Networks weighted average common shares.........             6,685
     MAYAN Networks weighted average preferred shares......            36,000
                                                                       ------
       MAYAN Networks weighted average shares..............            42,685
   Multiplied by exchange ratio of ........................             0.157
                                                                       ------
   Equivalent Ariel shares.................................             6,702
   Ariel weighted average shares...........................   13,074
   Less effect of one for 20 reverse stock split...........  (12,420)
                                                             -------
   Ariel weighted average shares adjusted for stock split..               654
                                                                       ------
       Pro forma combined weighted average shares
        outstanding........................................             7,356
                                                                       ======


   The adjustment to common shares outstanding at March 31, 2001, is calculated as follows (in thousands):


   As of March 31, 2001:
     MAYAN Networks common shares outstanding...............            10,606
     MAYAN Networks preferred shares outstanding............            36,000
                                                                       -------
       MAYAN Networks shares outstanding....................            46,606
   Multiplied by exchange ratio of..........................             0.157
                                                                       -------
   Equivalent Ariel shares..................................             7,317
   Ariel shares outstanding.................................   13,074
   Less effect of one for 20 reverse stock split............  (12,420)
                                                              -------
   Ariel shares outstanding adjusted for stock split........               654
                                                                       -------
   Pro forma combined shares outstanding....................             7,971
   Less combined shares outstanding before exchange ratio
    effect..................................................           (59,680)
                                                                       -------
       Required pro forma adjustment to shares outstanding..           (51,709)
                                                                       =======

                        DESCRIPTION OF CAPITAL STOCK AND
                        COMPARISON OF STOCKHOLDER RIGHTS

   When Ariel and MAYAN complete the merger, MAYAN shareholders will become Ariel stockholders and Ariel will change its name to "MAYAN Networks Corporation."

   The following is a description of the Ariel common stock to be issued in the merger and a summary of the significant differences between the rights of holders of Ariel common stock and MAYAN common stock.

Description of Ariel Capital Stock

   Ariel's authorized capital stock currently consists of 40,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.001 per share.




   Common Stock. As of June 30, 2001, there were approximately 659,976 shares of common stock outstanding held of record by approximately 206 stockholders after giving effect to the one for 20 reverse stock split. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any then outstanding preferred stock, holders of common stock are entitled to share ratably in all assets remaining after payment of its liabilities and the liquidation preference of any preferred stock. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to those shares. All outstanding shares of common stock are fully paid and non-assessable.


   Preferred Stock. Ariel's board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting that series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by its stockholders. The issuance of preferred stock by Ariel's board of directors could adversely affect the rights of holders of common stock.

   The potential issuance of preferred stock may have the effect of delaying or preventing a change in control of Ariel, may discourage bids for Ariel's common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. Immediately after the completion of the merger, there will be no shares of preferred stock outstanding.

   Warrants. As of June 30, 2001, Ariel had outstanding warrants to purchase an aggregate of approximately 124,327 shares of its common stock after giving effect to the one for 20 reverse stock split to become effective immediately prior to the merger. Warrants for 6,191 shares expire on May 18, 2005 and have an exercise price equal to $0.08 after giving effect to the one for 20 reverse stock split. Warrants for 101,760 shares expire on February 24, 2005 and have an exercise price equal to $0.05 after giving effect to the one for 20 reverse stock split. Warrants for 5,213 shares expire on October 18, 2006 and have an exercise price equal to $0.94 after giving effect to the one for 20 reverse stock split. The exercise price of all warrants is subject to customary adjustments on stock splits, stock dividends, any merger or acquisition involving Ariel and similar transactions, such as to permit the holders of warrants to receive upon exercise of the warrants that which they would have received had they exercised the warrants immediately prior to that transaction.


   Options. As of June 30, 2001 Ariel had outstanding options for approximately 146,048 shares of common stock at a weighted average exercise price of $0.15 after giving effect to the one for 20 reverse stock split.

   Effect of Delaware Anti-takeover Statute. Ariel is subject to Section 203 of the Delaware General Corporation law, as amended, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

     (i) prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     (iii) on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combinations to include:

     (i) any merger or consolidation involving the corporation and any interested stockholder;

     (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

     (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

   Certificate of Incorporation and Bylaw Provisions. Ariel's restated certificate of incorporation and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of Ariel or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. See "Comparison of Rights of Ariel Stockholders and MAYAN Stockholders".

   Transfer Agent. The transfer agent and registrar for Ariel's common stock is Continental Stock Transfer & Trust Company. Its address is 2 Broadway, New York, New York, 10004, and its telephone number is (212) 509-4000.

Description of MAYAN Capital Stock

   MAYAN's authorized capital stock consists of 65,000,000 shares of common stock and 36,000,361 shares of preferred stock.

   The following description of MAYAN's securities does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of MAYAN's agreements and instruments covering MAYAN's preferred stock issuances.

   As of June 30, 2001, MAYAN had issued and outstanding 8,480,394 shares of common stock, 1,907,500 shares of Series A preferred stock, 7,843,137 shares of Series B preferred stock, 11,826,346 shares of Series C preferred stock, and 14,423,077 shares of Series D preferred stock.


   There are outstanding warrants to purchase 88,236 shares of common stock. In addition, as of June 30, 2001, MAYAN had reserved an aggregate of approximately 4,470,942 shares of common stock for issuance of stock options under the 1998 Stock Option Plan and stock options outside of the 1998 Stock Option Plan. MAYAN also has reserved 1,907,500, 7,843,137, 11,826,346 and 14,423,077 shares of common stock to be issued upon the conversion of MAYAN's outstanding shares of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock, respectively. In addition, MAYAN has reserved 88,236 shares of common stock to be issued upon the exercise of warrants to purchase common stock. An additional 10,000,000 shares of MAYAN common stock have been reserved for issuance upon the conversion of the maximum number of shares of MAYAN's convertible subordinated promissory notes.


   Common Stock. Subject to the voting rights of the holders of the preferred stock, the holders of common stock will vote as a class with the holders of the preferred stock and are entitled to one vote for each share held of record upon the matters and in the manner as may be provided by law. Subject to the rights of the holders of the preferred stock to receive preferential dividends, the holders of shares of common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for distribution. In the event of MAYAN's liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably with one another in all available funds and assets remaining after payment of MAYAN's liabilities and the liquidation preferences to the holders of the preferred stock. Other than as described herein, the holders of common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

   Pursuant to the terms of their stock option and stock purchase agreements, each of the shares of common stock issued upon exercise of unvested options are subject to a right of repurchase by MAYAN. The repurchase right lapses as the stock vests. In addition, all shares of common stock held by Messrs. Gatti, Goei and Raza, K.D. Partners and F&F, Inc. are subject to a right of refusal in favor of MAYAN and the holders of preferred stock and co-sale rights in favor of the holders of preferred stock. The right of first refusal and co-sale rights lapse on the earlier to occur of:

  . a liquidation, dissolution or indefinite cessation of MAYAN's business operations;

  . the execution of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of MAYAN's property and assets;

  . a firm commitment underwritten public offering at a pre-money valuation equal to or greater than $100,000,000 and which results in aggregate net cash proceeds to MAYAN of at least $10,000,000; or

  . a merger or sale of all or substantially all of MAYAN'S assets or if MAYAN effects any other transaction or series of related transactions in which more than 50% of the voting power of the company is disposed of.

 Preferred Stock

   MAYAN currently has outstanding 1,907,500 shares of Series A preferred stock, 7,843,137 shares of Series B preferred stock, 11,826,647 shares of Series C preferred stock, and 14,423,077 shares of the Series D preferred stock.

   All of MAYAN's preferred stock is required to be converted into common stock, on a one to one basis, as a condition to the closing of the merger. In addition, the holders of preferred stock are required to terminate their rights as preferred stockholders and to become common holders.

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

Comparison of Rights of Ariel Stockholders and MAYAN Shareholders

   The rights of holders of Ariel common stock are governed by Delaware law, Ariel's restated certificate of incorporation, as amended, and Ariel's restated bylaws, while the rights of MAYAN's shareholders are governed by California law, MAYAN's amended and restated articles of incorporation and MAYAN bylaws, as amended. In most respects, the rights of MAYAN's shareholders are similar to those of Ariel stockholders. The following discussion summarizes the significant differences between the companies' charter documents. This summary is not a complete discussion of, and is qualified by reference to, Ariel's restated certificate of incorporation, as amended, Ariel's restated bylaws, Delaware law, MAYAN's amended and restated articles of incorporation, MAYAN's bylaws, as amended, and California law.

   Capital Stock. MAYAN's amended and restated articles of incorporation provide that MAYAN's authorized capital stock consists of 65,000,000 shares of common stock, $.0001 par value, and 36,000,361 shares of preferred stock, $.0001 par value, consisting of 1,907,500 shares of Series A preferred stock, 7,843,137 shares of Series B preferred stock, 11,826,647 shares of Series C preferred stock, and 14,423,077 shares of the Series D preferred stock. As of June 30, 2001, there were approximately 8,480,394 shares of MAYAN common stock outstanding held by approximately 186 shareholders of record and 36,000,060 shares of MAYAN preferred stock outstanding held by approximately 113 stockholders of record. Ariel's authorized capital stock consists of 2,000,000 shares of common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $.001 per share. As of June 30, 2001, there were approximately 659,976 shares of Ariel common stock outstanding, after giving effect to the one for 20 reverse stock split, held by approximately 206 shareholders of record.


   Classified Board. Ariel's restated certificate of incorporation provides that the Ariel board of directors be divided into three classes with staggered three-year terms. As a result, only one of the three classes of Ariel's board of directors is elected each year. The classification of the Ariel board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. The MAYAN amended and restated articles of incorporation do not provide for a classified board.

   Directors. Ariel's restated certificate of incorporation provides that the size of Ariel's board of directors shall be determined by the bylaws or an amendment to the bylaws, adopted by the stockholders or the board of directors, and the board currently consists of seven members. Board vacancies resulting from any increase in the authorized number of directors or any vacancies in the board resulting from death, resignation, removal or other cause may be filled by the affirmative vote of a majority of the directors then in office.

   MAYAN's bylaws, as amended, provide that the size of MAYAN's board of directors shall be determined by resolution of the board of directors, provided that there shall be at least three, and no more than six, members of the board of directors of MAYAN. MAYAN's current board consists of 6 directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by approval of the board of directors or, if the number of directors that are in office is less than a quorum, by the unanimous written consent of the directors then in office, by the affirmative vote of a majority of the directors then in office pursuant to notice or waivers of notice complying with Section 307 of the California Corporations Code, or by a sole remaining director. The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any election by written consent shall require the consent of a majority of the outstanding shares entitled to vote. MAYAN's vacancy provisions are intended to prevent a shareholder from enlarging the board of directors and filling the new directorships with that shareholder's own nominees without the approval of the MAYAN board of directors.

   Directors' Committees. Ariel's restated bylaws provide that the board of directors may, by a resolution passed by a vote of a majority of the board of directors, designate one or more committees of the board, each comprised of one or more members of the Ariel board. To the extent provided in a resolution of Ariel's board of directors, these committees may exercise all the powers and authority of the board of directors in the management of the business and affairs of Ariel, including, if the resolution expressly provides, the declaration of a dividend or the issuance of stock, except that no committee may:

     (i) amend Ariel's certificate of incorporation or bylaws;

     (ii) adopt an agreement of merger or consolidation;

     (iii) recommend the sale, lease or exchange of all or substantially all of Ariel's assets; or

     (iv) recommend dissolution or revocation of a dissolution of Ariel.

   The MAYAN bylaws, as amended, provide that a majority of the board of directors may designate one or more committees of the board. To the extent provided in a resolution of the MAYAN board of directors, any committees of the MAYAN board of directors may exercise all the powers and authority of the board in the management of the business and affairs of MAYAN except that no committee may:

     (i) adopt, amend or repeal MAYAN's by-laws, as amended, or any one of them;

     (ii) approve or adopt, or recommend to MAYAN's stockholders any action or matter expressly required by law to be submitted to the stockholders for approval;

     (iii) fill vacancies on the board of directors or any committee thereof;

     (iv) fix the compensation of the members serving on the board of directors or any committee thereof;

     (v) amend or repeal any resolution of the board of directors which by its express terms is not amendable or repealable;

     (vi) distribute to shareholders of MAYAN, except at a rate, in a periodic amount or within a price range set forth in the articles of incorporation of MAYAN or determined by the board of directors of MAYAN; or

     (vii) approve any other committees of the board of directors or members of those committees.

   Majority Voting. Ariel's restated certificate of incorporation requires the approval of the holders of a majority of the outstanding voting stock of Ariel to effect certain amendments to the restated certificate of incorporation with respect to:

     (i) the vote necessary to amend Ariel's bylaws or certificate of incorporation;

     (ii) the size, classification and method of election of the board of directors;

     (iii) the conduct of stockholders' meetings and stockholder action by written consent; and

     (iv) indemnification of directors, officers and others.

   In addition, Ariel's restated certificate of incorporation provides that directors are removable by the vote of the holders of a majority of Ariel's outstanding voting capital stock. Ariel's restated bylaws may be amended by the majority vote of the board of directors or by the vote of the holders of a majority of Ariel's outstanding voting capital stock.

   MAYAN's amended and restated articles of incorporation require the approval of the holders of (i) a majority of the outstanding shares of common stock, voting separately as a class, (ii) a majority of the outstanding shares of Series A, Series B, Series C and Series D preferred stock, voting separately as a class and (iii) a majority of the outstanding shares of common stock, Series A, Series B, Series C and Series D preferred stock, voting together as a single class, to amend or repeal, or to adopt any provision inconsistent with, the amended and restated articles of incorporation with respect to the rights, powers and privileges of the respective classes of capital stock of MAYAN.

   MAYAN's bylaws, as amended, require the approval of 50% of the outstanding voting stock of MAYAN to adopt new bylaws or amend or repeal the existing bylaws.

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

   Special Meeting of Stockholders. Ariel's bylaws provide that special meetings of stockholders of Ariel may only be called by Ariel's chairman of the board, chief executive officer or president or at the request of a majority of the board of directors or the request of stockholders owning not less than 10% of Ariel's voting stock.

   MAYAN's bylaws, as amended, provide that special meetings of stockholders of MAYAN may only be called by (i) the chairman of the board of directors, if any,
(ii) a majority of that number of directors as constitutes a quorum, (iii) the president of MAYAN, (iii) the holders of shares entitled, in the aggregate, to cast not less than ten percent (10%) of the votes at the meeting, or (iv) by any other shareholder upon written request to, and subject to the approval of, an authorized officer of MAYAN.

   Stockholder Action by Written Consent. Ariel's restated bylaws provide that Ariel's stockholders may take action at an annual or special meeting of stockholders of Ariel or by written consent without a meeting. Any action which may be taken at any meeting of shareholders may be taken by written consent, if the consent is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take that action at a meeting. MAYAN's amended and restated articles of incorporation and bylaws, as amended, similarly provide that stockholder action may be taken at a duly called annual or special meeting of stockholders or by written consent.

   Notice Procedures. Ariel's restated bylaws establish advance notice procedures with respect to all stockholder proposals to be brought before meetings of stockholders of Ariel, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to Ariel's restated certificate of incorporation or restated bylaws. These procedures provide that the notice must contain the consent of any nominee for election to the board of directors as well as certain information with respect to that nominee, a brief description of and reasons for any business desired to be brought before a meeting, the ownership interest of the proposing stockholder, and certain other information. Generally, to be timely, notice must be received by Ariel's secretary not less than 30 days prior to the meeting.

   MAYAN's bylaws, as amended, establish advance notice procedures with respect to all annual meetings and special meetings of the shareholders of MAYAN. Under the notice procedures, written notice of any meeting of the shareholders of MAYAN must be provided to each shareholder entitled to vote at the meeting. Notice will be deemed to have been given to a shareholder at the time when the notice is delivered personally or deposited in the mail or sent by other means of written communication to the shareholder's address as it appears on the books of MAYAN or as provided by the shareholder to MAYAN for the purpose of notice. Unless statutory requirements dictate otherwise, the notices to the shareholders must be sent at least ten (10) days and no more than sixty (60) days before the date of the annual meeting or special meeting and must include the place, date and hour of the meeting. In addition, the notice to shareholders must include (i) in the case of an annual meeting, a description of those matters which the board of directors, at the time of giving notice, intends to present for action by the shareholders (the agenda is not limited, however, to matters described in the notice), or (ii) in the case of a special meeting, a description of the general nature of the business to be transacted and a statement that no other business will be transacted. The notice to shareholders of any meeting at which directors are to be elected shall also be required to include the name of the nominee or nominees whom, at the time of the notice, management intends to present for shareholder action.

   The bylaws, as amended, do not explicitly authorize shareholders to nominate directors for election at shareholder meetings. However, the bylaws, as amended, do provide that in the event a shareholder wishes to propose that business be transacted at a special meeting, the shareholder may submit a written request to authorized officers of MAYAN specifying the general nature of any proposed business. There is no specific date before, or time period during, which a written shareholder request must be received by an authorized officer of MAYAN in order to be considered timely. However, the notice procedures are intended to afford the board of directors an opportunity to consider the merit of shareholder proposals, and to the extent deemed appropriate by the board of directors, to inform the shareholders about those proposals. Therefore, a proposal has a better chance of being submitted to a full shareholder vote if the written request is delivered to MAYAN well in advance of the special meeting at which the shareholder wishes to present his or her proposal for shareholder action.

   Limitations of Liability of Directors. Ariel's restated certificate of incorporation eliminates, to the maximum extent allowed by the Delaware General Corporation Law, a director's personal liability to Ariel or its stockholders for monetary damages for breaches of fiduciary duties. The certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

     (i) any breach of the director's duty of loyalty to Ariel or its stockholders;

     (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     (iv) any transaction from which the director derived an improper personal benefit.

   MAYAN's amended and restated articles of incorporation limit the liability of MAYAN's directors to the fullest extent permissible under California law.



      PROPOSAL TO APPROVE THE AMENDMENT TO ARIEL'S RESTATEDCERTIFICATE OF
                               INCORPORATION


Increase in Authorized Shares

   Immediately prior to completion of the merger, Ariel estimates that it will
have approximately           shares of common stock outstanding or reserved for
issuance after giving effect to the one for    reverse stock split to become
effective immediately prior to the merger. Ariel's board of directors believes that it is advisable to increase the number of authorized shares of common stock in order to provide Ariel with sufficient shares to (1) complete the exchange of Ariel shares for the outstanding shares of MAYAN common stock in connection with the merger, (2) issue approximately 8,373,167 shares, after giving effect to the reverse stock split, upon exercise of any of MAYAN's outstanding options or warrants and (3) issue upon conversion of MAYAN's outstanding convertible subordinated promissory notes. In addition, although Ariel has no specific plans to use the additional authorized shares of common stock, Ariel's board of directors believes that it is prudent to increase the number of authorized shares of common stock to the proposed level in order to provide for a reserve of shares available for issuance in connection with possible future actions. These actions could include equity financings, business acquisitions, corporate mergers, establishing strategic relationships with corporate partners, funding employee benefit plans, stock splits or stock dividends, and other general corporate purposes. However, having these additional authorized shares of common stock available for issuance would allow the board of directors to issue shares in the future without the delay and expense associated with seeking shareholder approval at that time. Eliminating the delays and expense occasioned by the necessity of obtaining shareholder approval will better enable Ariel, among other things, to engage in financing transactions and acquisitions as well as to take advantage of changing market and financial conditions on a more competitive basis, as determined by Ariel's board of directors.


   The additional shares of common stock to be authorized by adoption of the proposed amendment would have rights identical to the currently outstanding shares of common stock. Adoption of the proposed amendment and the future issuance of shares of common stock would not affect the rights of the holders of currently outstanding shares of common stock, except for effects incidental to increases in the number of outstanding shares of common stock at the time of any issuances such as dilution of the percentage of ownership, voting power and value of the common stock held by the holders of common stock. Any future issuance of shares of common stock will be subject to the rights of the holders of any outstanding shares of any preferred stock which Ariel may issue in the future.

Reverse Stock Split

   In order to decrease the number of shares that would be outstanding following the merger, the Ariel board has determined that it is in the best interest of Ariel and its stockholders to effect a one for 20 reverse stock split of the Ariel common stock immediately prior to completion of the merger. The amendment to the restated certificate of incorporation, if approved, will effect a one for 20 reverse stock split of the Ariel common stock, but will not change the authorized number of shares of common stock or preferred stock, the number of treasury shares held by Ariel or the par value of Ariel's common stock or preferred stock.


   The Ariel board desires to effect the reverse stock split in order to reduce the number of issued and outstanding shares of Ariel's common stock following the merger from approximately 186,070,380 shares to approximately 9,303,519 shares. The Ariel board also believes the reverse stock split will help to avoid a delisting of Ariel's common stock from the Nasdaq National Market, Nasdaq, and to meet the Nasdaq's requirement of a $5.00 minimum bid price per share for the combined company to qualify its common stock for listing following the closing of the merger. Additionally, the Ariel board believes a higher stock price may help generate investor interest in Ariel and help Ariel attract and retain employees and other service providers.


   Reduction in Shares. After the merger, Ariel will have approximately 180,000,000 shares of its common stock issued and outstanding, up from approximately 13,199,520 shares issued and outstanding today. Additionally, following the merger, Ariel expects to issue additional shares in connection with equity financings, business acquisitions, employee benefit plans and other general corporate purposes, all of which will further increase the number of shares that are issued and outstanding. The Ariel board believes that a smaller number of issued and outstanding shares will be more manageable for the combined company.


   Nasdaq Listing. Ariel's common stock is quoted on Nasdaq under the symbol "ADSP." On June 19, 2001, Ariel received notice from Nasdaq that its common stock had failed to maintain Nasdaq's minimum bid price closing requirement of $1.00 and that such failure had continued beyond the probationary period allowed under the Nasdaq National Marketplace Rules. The letter specified that, as a result of Ariel's failure to maintain the minimum bid price closing requirement, Ariel's common stock was subject to being delisted. In addition, in accordance with Rule 4330(f) of the Nasdaq National Market, the combined company is required to meet an initial minimum bid price of $5.00 per share in order to qualify the stock for listing on Nasdaq. If Ariel effects a one for 20 split, Ariel believes that it will raise the market price per share of its common stock to a price that is above $5.00 per share. If, following the reverse stock split, the per share price of Ariel's common stock is above $1.00 for ten (10) consecutive trading days, Ariel believes Nasdaq may withdraw the delisting action, and if the per share price of Ariel's common stock is above $5.00 for ten (10) consecutive trading days following he closing of the merger with MAYAN, Ariel believes Nasdaq will approve the combined company's listing application.


   The Ariel board also believes that maintaining Nasdaq listing may provide a broader market for the combined company's common stock and facilitate the use of the combined company's common stock in financing transactions. The Ariel board approved the reverse stock split partly as a means of increasing the share price of Ariel's common stock above $5.00 per share.


   If the stockholders do not approve the reverse stock split proposal and the stock price does not otherwise increase to greater than $1.00 per share, Ariel expects the common stock to be immediately delisted from Nasdaq. Additionally, if the stock price does not increase to a price that is greater than $5.00 per share, Ariel expects that the common stock of the combined company will not qualify for inclusion on Nasdaq, which is a condition to the closing of the merger with MAYAN. If this condition is not satisfied, the merger with MAYAN may not occur.








 Authorized Shares; Future Financings.


   Upon effectiveness of the reverse stock split, the number of authorized shares of common stock that are not issued or outstanding would increase from approximately 1,340,024 shares to approximately 249,340,024 shares. Ariel will continue to have 2,000,000 authorized but unissued shares of preferred stock.

Authorized but unissued shares will be available for issuance, and we may issue such shares in financings or otherwise. If we issue additional shares, the ownership interest of holders of Ariel's common stock may also be diluted. Also, the issued shares may have rights, preferences or privileges senior to those of Ariel's common stock.


 Principal Effects of the Reverse Stock Split


   The reverse stock split will be effected simultaneously for all Ariel's common stock and the exchange number will be the same for all of Ariel's common stock. The reverse stock split will affect all of Ariel's stockholders uniformly and will not affect any stockholder's percentage ownership interests in Ariel, except to the extent that the reverse stock split results in any of Ariel's stockholders owning a fractional share. As described below, stockholders holding fractional shares will be entitled to cash payments in lieu of such fractional shares. Such cash payments will reduce the number of post-split stockholders to the extent there are stockholders presently holding fewer than 20 shares. This, however, is not the purpose for which Ariel is effecting the reverse stock split. Common stock issued pursuant to the reverse stock split will remain fully paid and non-assessable. Ariel will continue to be subject to the periodic reporting requirements of the Exchange Act.


   Fractional Shares. No scrip or fractional certificates will be issued in connection with the reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by 20 will be entitled, upon surrender of certificate(s) representing such shares, to a cash payment in lieu thereof. The cash payment will equal the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing prices (as adjusted to reflect the reverse stock split) of our common stock, as reported in The Wall Street Journal, during the sixty (60) trading days preceding the date that is five (5) days before the effective time of the reverse stock split. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.


Vote Required

   Approval of the amendment to Ariel's restated certificate of incorporation to effect the changes described above requires the affirmative vote of the holders of a majority of the outstanding shares of Ariel common stock.

Recommendation of the Board of Directors

   The disinterested members of the Ariel board of directors have determined that the proposal to approve the amendment to Ariel's restated certificate of incorporation is in the best interest of Ariel and its stockholders, and unanimously recommend that Ariel stockholders vote "FOR" the amendment to Ariel's restated certificate of incorporation. Unless authority to do so is withheld, the person(s) named in each proxy will vote the shares represented thereby "For" the approval of the amendment to Ariel's restated certificate of incorporation.

  PROPOSAL TO APPROVE THE IMPLEMENTATION OF ARIEL'S 2001 STOCK INCENTIVE PLAN


   Ariel's stockholders are being asked to approve the implementation of Ariel's 2001 Stock Incentive Plan. Ariel's board of directors adopted the 2001 plan on April 26, 2001, subject to stockholder approval at the special meeting. The 2001 plan will become effective on the date the merger with MAYAN is consummated.


   The 2001 plan is designed to allow Ariel to continue to utilize equity incentives to attract and retain the services of key individuals essential to Ariel's long-term growth and financial success. Equity incentives play a significant role in Ariel's efforts to remain competitive in the market for talented individuals, and Ariel relies on those incentives as a means to attract and retain highly qualified individuals in the positions vital to Ariel's success.

   The 2001 plan will serve as the successor to the Ariel existing stock plans which include the 1992 Stock Option Plan, 1994 Stock Option Plan, 1995 Stock Option Plan and 1996 Directors Plan and as the successor to MAYAN's 1998 Stock Option/Stock Issuance Plan, as assumed by Ariel in connection with the merger. No further grants will be made under any of these plans, which will be collectively referred to in this proposal as the predecessor plans, and the outstanding options under the predecessor plans will at that time be transferred to the 2001 plan.

   The following is a summary of the principal features of the 2001 plan. Any stockholder who wishes to obtain a copy of the actual plan document may do so upon written request to Ariel at 2540 Route 130, Cranbury, New Jersey 08512.

Equity Incentive Programs

   The 2001 plan consists of three separate equity incentive programs: (i) the discretionary option grant program, (ii) the stock issuance program and (iii) the automatic option grant program for eligible non-employee board members. The principal features of each program are described below. The compensation committee of Ariel's board of directors will have the exclusive authority to administer the discretionary option grant and stock issuance programs with respect to option grants and stock issuances made to Ariel's executive officers and eligible non-employee board members and will also have the authority to make option grants and stock issuances under those programs to all other eligible individuals. However, Ariel's board of directors or any secondary committee of one or more board members appointed by the board will also have separate but concurrent authority with the compensation committee to make option grants and stock issuances under those two programs to individuals other than executive officers and non-employee board members.

   The term plan administrator, as used in this summary, will mean the compensation committee, the board of directors or any secondary committee, to the extent that entity is acting within the scope of its administrative authority under the 2001 plan. However, neither the compensation committee, the board of directors nor any secondary committee will exercise any administrative discretion under the automatic option grant program. All grants under the automatic option grant program will be made in strict compliance with the express provisions of that program.

Share Reserve

   The number of shares of common stock initially reserved for issuance over the term of the 2001 plan will be 15,659,762 shares. That reserve will consist of the shares estimated to be available for issuance under the predecessor plans, including the shares subject to outstanding options under the predecessor plans which will be transferred to the 2001 plan.


   The number of shares of common stock available for issuance under the 2001 plan will automatically increase on the first trading day of January of each calendar year, beginning with calendar year 2002, by an amount equal to 5% of the total number of shares of Ariel's common stock outstanding on the last trading day of December the immediately preceding calendar year, but in no event will any annual increase exceed 10,000,000 shares.


   No participant in the 2001 plan may receive option grants, separately exercisable stock appreciation rights or direct stock issuances for more than 1,000,000 shares of Ariel common stock in total per calendar year, subject to adjustment for subsequent stock splits, stock dividends and similar transactions. Stockholder approval of this proposal will also constitute approval of that 1,000,000-share limitation for purposes of Internal Revenue Code Section 162(m).


   The shares of Ariel common stock issuable under the 2001 plan may be drawn from shares of Ariel's authorized but unissued common stock or from shares of Ariel's common stock which Ariel acquires, including shares purchased on the open market.

   Shares subject to any outstanding options under the 2001 plan which expire or otherwise terminate prior to exercise or which are cancelled in accordance with the cancellation-regrant provisions of the discretionary option grant program will be available for subsequent issuance. Unvested shares issued under the 2001 plan and subsequently repurchased by Ariel, at the option exercise or direct issue price paid per share, pursuant to Ariel's purchase rights under the 2001 plan will be added back to the number of shares reserved for issuance under the 2001 plan and will accordingly be available for subsequent issuance. However, any shares subject to stock appreciation rights exercised under the 2001 plan will not be available for reissuance.

Eligibility

   Officers and employees, non-employee board members and independent consultants in Ariel's service or in the service of its parent and subsidiaries (whether now existing or subsequently established) will be eligible to participate in the discretionary option grant and stock issuance programs. Participation in the automatic option grant program will be limited to eligible non-employee members of Ariel's board of directors.

   As of May 15, 2001, approximately 77 employees, including five (5) executive officers and five (5) non-employee board members, were eligible to participate in the discretionary option grant and stock issuance programs and five (5) non-employee board members were eligible to participate in the automatic option grant program.

Valuation

   The fair market value per share of Ariel's common stock on any relevant date under the 2001 plan will be deemed to be equal to the closing selling price per share on that date on the Nasdaq National Market. On July 23, 2001, the fair market value per share of Ariel's common stock determined on that basis was $0.50.


 Discretionary Option Grant Program

   The plan administrator will have complete discretion under the discretionary option grant program to determine which eligible individuals are to receive option grants, the time or times when those grants are to be made, the number of shares subject to that grant, the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

   Each granted option will have an exercise price per share determined by the plan administrator, but the exercise price will not be less than one hundred percent of the fair market value of the option shares on the grant date. No granted option will have a term in excess of ten years. The shares subject to each option will generally vest in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares. The shares acquired under those immediately exercisable options will be subject to repurchase by Ariel, at the exercise price paid per share, if the optionee ceases service prior to vesting in those shares.

   Upon cessation of service, the optionee will have a limited period of time in which to exercise his or her outstanding options to the extent exercisable for vested shares. The plan administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised (up to the expiration of the option term) and/or to accelerate the exercisability or vesting of those options in whole or in part. That discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

   The plan administrator is authorized to issue tandem stock appreciation rights under the discretionary option grant program which will provide the holders with the right to surrender their options to Ariel for an appreciation distribution. The amount of the distribution payable by Ariel will be equal to the excess of (a) the fair market value of the vested shares of Ariel's common stock subject to the surrendered option over (b) the aggregate exercise price payable for those shares. That appreciation distribution may, at the discretion of the plan administrator, be made in cash or in shares of Ariel's common stock.

   The plan administrator will also have the authority to effect the cancellation of outstanding options under the discretionary option grant program (including options transferred from the predecessor plans) in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

Stock Issuance Program

   Shares may be issued under the stock issuance program at a price per share not less than their fair market value, payable in cash or through a full recourse promissory note. Shares may also be issued as a bonus for past services without any cash outlay required of the recipient. Shares of Ariel's common stock may also be issued under the program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals or the completion of a designated service period. The plan administrator will have complete discretion under the program to determine which eligible individuals are to receive those stock issuances or share right awards, the time or times when those issuances or awards are to be made, the number of shares subject to that issuance or award and the vesting schedule to be in effect for the stock issuance or share rights award.

   The shares issued may be fully and immediately vested upon issuance or may vest upon the completion of a designated performance goals or the satisfaction of specified service requirements. The plan administrator will, however, have the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the stock issuance program.

   Outstanding share right awards under the program will automatically terminate, and no shares of Ariel's common stock will actually be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The plan administrator, however, will have the discretionary authority to issue shares of Ariel's common stock in satisfaction of one or more outstanding share right awards as to which the designated performance goals or service requirements are not attained or satisfied.

Automatic Option Grant Program

   Under the automatic option grant program, eligible non-employee members of the board of directors will receive a series of option grants over their period of board service. Each eligible new non-employee board member will, at the time of his or her initial election or appointment to the board after the closing of the merger, receive an option grant for 12,500 shares of Ariel's common stock after giving effect to the one for 20 reverse stock split, provided that individual has not previously been in Ariel's service. On the date of each annual stockholders meeting held after the plan effective date, each individual who is to continue to serve as a non-employee board member will automatically be granted an option to purchase 2,500 shares, after giving effect to the one for 20 reverse stock split, of Ariel's common stock, provided he or she has served as a non-employee board member for at least six months.


   The non-employee board members eligible to participate in the automatic option grant program will be limited to those who first become non-employee board members on or after the plan effective date, whether through appointment by the board or election by Ariel's stockholders, and those non-employee board members who continue to serve as non-employee board members at one or more annual stockholders meetings held after the plan effective date. There will be no limit on the number of those 2,500-share, after giving effect to the one for 20 reverse stock split, annual option grants any one eligible non-employee board member may receive over his or her period of continued board service, and non-employee board members who have previously been in Ariel's employ will be eligible to receive one or more of those annual option grants over their period of board service.


   Stockholder approval of this proposal will also constitute pre-approval of each option granted under the automatic option grant program and the subsequent exercise of those options in accordance with the terms of the program summarized below.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of Ariel's common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each automatic option will be immediately exercisable for all of the option shares. However, any unvested shares purchased under that option will be subject to repurchase by Ariel, at the exercise price paid per share, should the optionee cease board service prior to vesting in those shares. The shares subject to each initial 12,500-share, after giving effect to the one for 20 reverse stock split, automatic option grant will vest in a series of four successive equal annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. The shares subject to each annual 2,500-share, after giving effect to the one for 20 reverse stock split. automatic grant will vest in one installment upon the optionee's completion of one-year of board service over the one-year period measured from the grant date. However, the shares subject to each outstanding automatic option grant will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member. Following the optionee's cessation of board service for any reason, each automatic option grant will remain exercisable for a 12-month period and may be exercised during that time for any or all shares in which the optionee is vested at the time of that cessation of board service.


Limited Stock Appreciation Rights

   Limited stock appreciation rights may be granted under the discretionary option grant program to one or more of Ariel's officers or non-employee board members as part of their option grants, and each option granted under the automatic option grant program will automatically include that limited stock appreciation right. Upon the successful completion of a hostile tender offer for more than 50% of Ariel's outstanding voting securities while the optionee remains a board member, each outstanding option with a limited stock appreciation right may be surrendered to Ariel in return for a cash distribution. The amount of the distribution per surrendered option share will be equal to the excess of (i) the highest tender offer price paid per share in the hostile take-over (ii) the exercise price payable per share under the surrendered option.


   Stockholder approval of this proposal will also constitute pre-approval of each limited stock appreciation right granted under the automatic option grant program and the subsequent exercise of that right in accordance with the foregoing terms.

Predecessor Plans

   All outstanding options under the predecessor plans transferred to the 2001 plan will continue to be governed by the terms of the agreements evidencing those options, and no provision of the 2001 plan will affect or otherwise modify the rights or obligations of the holders of the transferred options with respect to their acquisition of Ariel's common stock. However, the plan administrator has complete discretion to extend one or more provisions of the 2001 plan to the transferred options, to the extent those options do not otherwise contain those provisions. No further option grants or stock issuances will be made under the predecessor plans following their termination upon the consummation of the merger with MAYAN.

Ariel Stock Awards

   The table below shows, as to Ariel's chief executive officer, each of the four other most highly compensated executive officers of Ariel (with base salary and bonus for the 2000 fiscal year in excess of $100,000) and the other individuals and groups indicated, the number of shares of common stock subject to option grants made under Ariel's predecessor stock plans from January 1, 2000 through June 30, 2001, together with the weighted average exercise price payable per share. Ariel has not made any direct stock issuances to date under any of the Ariel predecessor plans.



                                                                  Weighted
                                              Number of       Average Exercise
                                          Shares Underlying        Price
           Name and Position             Options Granted (#)*  Per Share ($)*
           -----------------             -------------------- ----------------
Dennis Schneider........................        24,300             $0.12
 President and Chief Executive Officer

Jay H. Atlas............................        11,812             $0.12
 Former President and Chief Executive
  Officer

Richard Flocco, Jr......................        4,050              $0.14
 VP of Operations

John Loprete............................        4,250              $0.11
 Vice President--Finance

Eugene Corrado..........................        3,000              $0.10
 VP of Sales

Carlos G. Borgialli.....................        9,000              $0.15
 Vice President--Engineering

All current executive officers as a
 group (6 persons)......................        56,412             $0.12

All current non-employee directors as a
 group (5 persons)......................        26,200             $0.15

All persons, including employees,
 current officers who are not executive
 officers, as a group (90 persons)......        55,071             $0.17

--------

* After giving effect to the 20 for one reverse stock split which is expected to occur immediately prior to the effective time of the merger.


   As of June 30, 2001, 149,061 shares of common stock, after giving effect to the one for 20 reverse stock split, were subject to outstanding options under the Ariel predecessor plans, 158,500 shares, after giving effect to the one for 20 reverse stock split, had been issued under those plans, and 4,231 shares, after giving effect to the one for 20 reverse stock split, remained available for future issuance.

MAYAN Stock Awards

   The table below shows, as to MAYAN's chief executive officer, each of MAYAN's four other most highly compensated executive officers (with base salary and bonus for the 2000 fiscal year in excess of $100,000) and the other individuals and groups indicated, the number of shares of common stock subject to option grants made under MAYAN's predecessor stock plan and stock option grants made outside of MAYAN's predecessor stock plan from January 1, 2000 through June 30, 2001, together with the weighted average exercise price payable per share. MAYAN has not made any direct stock issuances to date under the MAYAN predecessor plan.



                                                                 Weighted
                                              Number of      Average Exercise
                                          Shares Underlying       Price
           Name and Position             Options Granted (#)  Per Share ($)
           -----------------             ------------------- ----------------
Daniel J. Gatti.........................      1,725,000           $0.19
 Former President, Director and Chief
  Executive Officer(1)

Esmond Goei.............................      1,208,170           $0.75
 Chief Executive Officer(2)

Daniel W. Brown.........................        300,000           $0.27
 Vice President of Product Marketing

Julian C. Thomson.......................        400,000           $0.10
 Former Vice President of Technology(3)

Robert A. Hernandez.....................        350,000           $0.17
 Former Vice President of Operations(4)

Andrew M. Lovit.........................        350,000           $0.17
 Former Vice President of Worldwide
  Sales(5)

All current executive officers as a
 group (5 persons)......................      1,538,333           $0.75

All current non-employee directors as a
 group (2 persons)......................        210,000           $0.23

All employees, including current
 officers who are not executive
 officers, as a group (213 persons).....      5,504,092           $0.92

--------

(1) Mr. Gatti's service as chief executive officer of MAYAN ceased in March 2001 and his service as president and director of MAYAN ceased in May 2001.

(2) Mr. Goei was appointed as the chief executive officer of MAYAN in March
    2001.

(3) Mr. Thomson's service as Vice President of Technology with MAYAN ceased in March 2001.


(4) Mr. Hernandez' service as Vice President of Operations with MAYAN ceased in March 2001.


(5) Mr. Lovit's service as Vice President of Worldwide Sales with MAYAN ceased in March 2001.


   As of June 30, 2001, 3,461,164 shares of common stock were subject to outstanding options under the MAYAN predecessor plan and stock options issued outside of MAYAN's predecessor stock plan, 8,820,383 shares had been issued under that plan, and 4,470,942 shares remained available for future issuance.

   Cancellation and Regrant of Options. MAYAN's Plan Administrator has the authority to effect the cancellation of any or all options outstanding under the 1998 Stock Option/Stock Issuance Plan and to grant in substitution therefor new options covering the same or different numbers of shares of common stock but with an exercise price per share based upon the fair market value of the common stock on the new grant date.

   On March 13, 2001, MAYAN cancelled options to purchase 110,500 shares of MAYAN's common stock previously granted to certain employees. These options had an original exercise price of $5.30. MAYAN replaced the cancelled options with new options for the same number of shares but with an exercise price of $0.75. The new options granted in replacement of the original options will become exercisable for those option shares in one or more installments over the optionee's period of continued service, with each such installment to vest on the same vesting date in effect for that installment under the cancelled higher-priced option. Under the FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," an Interpretation of APB No. 25, these options will be accounted for as variable grants. Accordingly, MAYAN will be required to recognize compensation expense equal to the intrinsic value, the difference between the exercise price of $0.75 and the fair value of MAYAN's common stock until the options are exercised, forfeited, or expire unexercised.

New Plan Benefits

   No stock option grants or direct stock issuances have been made to date under the 2001 plan.

General Provisions

 Acceleration


   In the event there should occur a change in control of Ariel, each outstanding option under the discretionary option grant program will automatically accelerate in full, unless assumed or otherwise continued in effect by the successor corporation or replaced with a cash incentive program which preserves the spread existing on the unvested option shares (the excess of the fair market value of those shares over the option exercise price payable for those shares) and provides for subsequent payout of that spread in accordance with the same vesting schedule in effect for those option shares. In addition, all unvested shares outstanding under the discretionary option grant and stock issuance programs will immediately vest, except to the extent Ariel's repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The plan administrator will have complete discretion to grant one or more options under the discretionary option grant program which will become exercisable for all the option shares in the event the optionee's service with Ariel or the successor entity is terminated (actually or constructively) within a designated period following any change in control transaction in which those options are assumed or otherwise continued in effect. The vesting of outstanding shares under the stock issuance program is also structured to accelerate upon similar terms and conditions.

   The plan administrator will have the discretion to structure one or more option grants under the discretionary option grant program so that those options will immediately vest upon a change in control, whether or not the options are to be assumed or otherwise continued in effect. The vesting of outstanding shares under the stock issuance program may also be structured to accelerate upon similar terms and conditions. The shares subject to each option under the automatic option grant program will immediately vest upon any change in control transaction while the optionee remains a board member.

   A change in control will be deemed to occur upon (i) an acquisition of Ariel by merger or asset sale, (ii) the successful completion of a tender offer for more than 50% of Ariel's outstanding voting stock or (iii) a change in the majority of the board effected through one or more contested elections for board membership.

   The acceleration of vesting in the event of a change in the ownership or control of Ariel may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of Ariel.

 Stockholder Rights And Option Transferability


   No optionee will have any stockholder rights with respect to the option shares until that optionee has exercised the option and paid the exercise price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance following optionee's death, and during the optionee's lifetime, the option may only be exercised by the optionee. However, non-statutory options may be transferred or assigned during optionee's lifetime to one or more members of the optionee's family or to a trust established for one or more of those family members or to the optionee's former spouse, to the extent that transfer is in connection with the optionee's estate plan or pursuant to a domestic relations order.

 Changes in Capitalization


   In the event any change is made to the outstanding shares of common stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without Ariel's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of securities issuable under the 2001 plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the 2001 plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the automatic option grant program to new and continuing non-employee board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option and under each installment of option shares scheduled to vest or become exercisable subsequently pursuant to that option, (v) the number and/or class of securities and the exercise price per share in effect under each outstanding option transferred from each predecessor plan to the 2001 plan and under each installment of option shares scheduled to vest or become exercisable subsequently pursuant to that option and (vi) the maximum number and/or class of securities by which the share reserve under the 2001 plan is to increase automatically each year. Those adjustments will be designed to preclude any dilution or enlargement of benefits under the 2001 plan or the outstanding options thereunder.

 Financial Assistance


   The plan administrator may institute a loan program to assist one or more participants in financing the exercise of outstanding options under the discretionary option grant program or the purchase of shares under the stock issuance program through full-recourse interest-bearing promissory notes. However, the maximum amount of financing provided any participant may not exceed the cash consideration payable for the issued shares plus all applicable taxes incurred in connection with the acquisition of those shares.

 Special Tax Election


   The plan administrator may provide one or more holders of non-statutory options or unvested share issuances under the 2001 plan (other than the options granted or the shares issued under the automatic option grant program) with the right to have Ariel withhold a portion of the shares otherwise issuable to those individuals in satisfaction of the withholding taxes to which those individuals become subject in connection with the exercise of those options or the vesting of those shares. Alternatively, the plan administrator may allow those individuals to deliver previously acquired shares of common stock in payment of that withholding tax liability.

 Amendment and Termination


   The board may amend or modify the 2001 plan at any time, subject to any required stockholder approval pursuant to applicable laws and regulations. Unless sooner terminated by the board, the 2001 plan will terminate on the earliest of (i) the tenth anniversary of the plan effective date, (ii) the date on which all shares available for issuance under the 2001 plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of Ariel.

Federal Income Tax Consequences

 Option Grants


   Options granted under the 2001 plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet those requirements. The Federal income tax treatment for the two types of options differs as follows:

   Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of a taxable disposition. For Federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made more than two (2) years after the date the option for the shares involved in that sale or disposition is granted and more than one (1) year after the date the option for those shares is exercised. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition will result.

   Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date over
(ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the optionee.

   If the optionee makes a disqualifying disposition of the purchased shares, then Ariel will be entitled to an income tax deduction, for the taxable year in which that disposition occurs, equal to the excess of (i) the fair market value of those shares on the option exercise date over (ii) the exercise price paid for the shares. If the optionee makes a qualifying disposition, Ariel will not be entitled to any income tax deduction.

   Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to that income.

   If the shares acquired upon exercise of the non-statutory option are unvested and subject to repurchase by Ariel in the event of the optionee's termination of service prior to vesting in those shares, then the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when Ariel's repurchase right lapses, an amount equal to the excess of (i) the fair market value of the shares on the date the repurchase right lapses over (ii) the exercise price paid for the shares. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the option an amount equal to the excess of (i) the fair market value of the purchased shares on the exercise date over (ii) the exercise price paid for those shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

   Ariel will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the taxable year of Ariel in which that ordinary income is recognized by the optionee.

 Stock Appreciation Rights


   No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income, in the year in which the stock appreciation right is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the base price in

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effect for the exercised right, and the holder will be required to satisfy the tax withholding requirements applicable to that income.

   Ariel will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the holder in connection with the exercise of the stock appreciation right. The deduction will be allowed for the taxable year in which that ordinary income is recognized.

 Direct Stock Issuances


   The tax principles applicable to direct stock issuances under the 2001 plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

 Deductibility of Executive Compensation


   Ariel anticipates that any compensation deemed paid by it in connection with the disqualifying disposition of incentive stock option shares or the exercise of non-statutory options with exercise prices equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of Ariel. Accordingly, all compensation deemed paid with respect to those options will remain deductible by Ariel without limitation under Code Section 162(m).

Accounting Treatment

   Option grants under the discretionary option grant and automatic option grant programs with exercise prices equal to the fair market value of the option shares on the grant date will not result in any direct charge to Ariel's reported earnings. However, the fair value of those options is required to be disclosed in the notes to Ariel's financial statements, and Ariel must also disclose, in footnotes to its financial statements, the pro-forma impact those options would have upon its reported earnings were the fair value of those options at the time of grant treated as a compensation expense. In addition, the number of outstanding options may be a factor in determining Ariel's earnings per share on a fully-diluted basis.

   Any option grants made to non-employee consultants (but not non-employee board members) will result in a direct charge to Ariel's reported earnings based upon the fair value of the option measured initially as of the grant date and then subsequently on the vesting date of each installment of the underlying option shares. That charge will accordingly include the appreciation in the value of the option shares over the period between the grant date of the option and the vesting date of each installment of the option shares. Should any outstanding options under the 2001 plan be repriced, then that repricing will also trigger a direct charge to Ariel's reported earnings measured by the appreciation in the value of the underlying shares between the grant of the repriced option and the date the repriced option is exercised for those shares or terminates unexercised.

   Should one or more individuals be granted tandem stock appreciation rights under the 2001 plan, then those rights would result in a compensation expense to be charged against Ariel's reported earnings. Accordingly, at the end of each fiscal quarter, the amount (if any) by which the fair market value of the shares of common stock subject to those outstanding stock appreciation rights has increased from the prior quarter-end would be accrued as compensation expense, to the extent that fair market value is in excess of the aggregate exercise price in effect for those rights.

Vote Required

   The affirmative vote of at least a majority of the shares of common stock present in person or by proxy at the special meeting and entitled to vote is required for approval of the implementation of the 2001 plan. Should that stockholder approval not be obtained, then the 2001 plan will not be implemented. However, in that event, each of

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the predecessor plans will remain in effect, and stock option grants and share issuances will continue to be made under those plans until the available share reserve under each of those plans has been issued.

Recommendation of the Board of Directors

   The members of the Ariel board of directors have determined that the proposal to approve the implementation of the 2001 Stock Incentive Plan is in the best interest of Ariel and its stockholders, and unanimously recommend that Ariel stockholders Vote "FOR" approval of the implementation of the 2001 Stock Incentive Plan. Unless authority to do so is withheld, the person(s) named in each proxy will vote the shares represented thereby "For" the approval of implementation of the 2001 Stock Incentive Plan.

           PROPOSAL TO ELECT ARIEL'S CURRENT BOARD OF DIRECTORS


   Directors will be elected at the Special Meeting. The Company's Board of Directors currently is composed of seven directors. The Board of Directors is divided into three classes and the members of each class are elected at the Annual Meeting of the stockholders held in the year in which the terms of that class expires. Messrs. Agnello and Paul have terms expiring in 2001. Messrs. Atlas and Goei have terms expiring in 2002. Messrs. Schneider, Fuchs and Burlinson have terms expiring 2003. The incumbent board serves as nominating committee for new directors.

   On or about March 1, 2001, Ariel's charter was voided because of the inadvertent underpayment of 2000 and 1999 annual franchise taxes due to the state of Delaware. The charter was revived on March 21, 2001 by filing a Certificate of Renewal with the Secretary of State of the State of Delaware, and paying all fees and charges due. Section 312 of the Delaware General Corporation Law provides that upon filing such a certificate, the corporation "shall be renewed and revived with the same force and effect as if its certificate of incorporation had not been" voided and all actions taken by the corporation during the period that the certificate was void shall be valid.
Section 312 also requires that whenever a Delaware corporation's charter has been voided and then been reinstated as permitted under such section, a special meeting of the shareholders shall be called and held to re-elect a full board of directors. Accordingly, Ariel is submitting the names of the board of directors, Messrs. Agnello, Paul, Atlas, Goei, Schneider, Fuchs and Burlinson, to be re-elected as directors in the classes in which they are now serving. If the merger transaction with MAYAN is consummated, all of these individuals, with the exception of Messrs. Goei and Agnello, will then resign and the individuals identified under the caption "The Merger-Management Following the Merger" on page 88 will be appointed pursuant to the terms of the merger agreement.


   Proxies received in response to this solicitation will be voted for the election of all these directors unless otherwise specified in the proxy. The Board of Directors have no reason to believe that the nominees will decline or be unable to serve as a director of the Company.

Recommendation of the Board of Directors

   The members of the Ariel board of directors have determined that the election of each of the members of Ariel's current board of directors to serve until the earlier of (i) the completion of the term for which each was previously elected, (ii) the closing of the merger or (iii) until their successors are duly elected and qualified is in the best interest of Ariel and its stockholders, and unanimously recommend that Ariel stockholders Vote "FOR" election of Messrs. Agnello, Goei, Paul, Burlinson, Fuchs, Schneider and Atlas. Unless authority to do so is withheld, the person(s) named in each proxy will vote the shares represented thereby "For" election of Messrs. Agnello, Goei, Paul, Burlinson, Fuchs, Schneider and Atlas.

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                            MARKET PRICE INFORMATION

Ariel Market Price Data

   Ariel's common stock has traded on the Nasdaq National Market under the symbol "ADSP" since January 24, 1995. The following table sets forth the high and low sales prices reported on the Nasdaq National Market for Ariel common stock for the periods indicated.


                                                                High     Low
                                                              -------- --------
   Fiscal Year Ended December 31, 1999
   First Quarter............................................. $  3.375 $  1.625
   Second Quarter............................................    3.938    2.000
   Third Quarter.............................................    6.563    1.875
   Fourth Quarter............................................   37.000    2.750

   Fiscal Year Ended December 31, 2000
   First Quarter............................................. $ 12.375 $  6.750
   Second Quarter............................................    7.813    2.563
   Third Quarter.............................................    3.438    1.344
   Fourth Quarter............................................    2.438    0.563

   Fiscal Year Ending December 31, 2001
   First Quarter............................................. $ 1.8125 $ 0.7812
   Second Quarter............................................   1.4688     0.38
   Third Quarter (through July 23, 2001).....................     0.56     0.38


MAYAN Market Price Data

   There is no established public trading market for MAYAN common stock. An equivalent market value per share based on Ariel's market value as of March 28, 2001 (assuming an exchange ratio of 3.13 shares of Ariel common stock to one share of MAYAN common stock) is $4.21.


Recent Closing Prices

   On March 28, 2001, the last trading day before announcement of the proposed merger, the closing price per share of Ariel common stock on the Nasdaq National Market was $1.3438. On March 23, 2001, five business days before announcement of the proposed merger, the closing price per share of Ariel common stock on the Nasdaq National Market was $1.1562. On July 23, 2001, the latest practicable trading day before the printing of this document, the closing price per share of Ariel common stock on the Nasdaq National Market was $0.50.


   As of June 30, 2001 Ariel has 206 stockholders of record. Ariel estimates it has approximately 14,000 stockholders.


   Because the market price of Ariel common stock is subject to fluctuation, the market value of the shares of Ariel common stock that holders of MAYAN capital stock will receive in the merger may increase or decrease prior to and following the merger. We urge stockholders to obtain current market quotations for Ariel common stock. No assurance can be given as to the future prices or markets for Ariel common stock or the common stock of the combined company.

Dividend Information


   Neither Ariel nor MAYAN has ever paid any cash dividends on its stock, and Ariel anticipates that, following the merger, it will continue to retain any earnings for the foreseeable future for use in the operation of its business.

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                            INFORMATION ABOUT ARIEL

General

   Ariel is a provider of open systems-based digital remote access equipment to Internet Service Providers ("ISPs") and original equipment manufacturers. Ariel's remote access equipment is compatible with open systems platforms running a variety of popular operating systems, including Windows NT and Linux, and enables its customers to build reliable, scalable and easy to manage networks at a cost that is significantly below other available alternatives.

   Remote access equipment enables a user dialing in over a standard telephone line to connect to a computer network. Because of the significant increase in Internet users, ISPs are faced with the challenge of providing access to a growing number of subscribers, including those subscribers who are staying connected to the Internet for longer periods of time. In addition, ISPs must also find cost effective ways to expand their networks and computer systems to provide additional services such as Internet telephony, fax and voice over the Internet and unified messaging. Ariel's products enable ISPs to use standard PC Systems to build remote access server concentrators (the equipment used to connect multiple users simultaneously to the Internet). Leveraging Ariel's expertise and experience in developing digital signal processing systems and led by new senior management, Ariel is targeting the approximately 8,000 small to mid-sized ISPs (with less than 100,000 subscribers).

   In 1999 Ariel introduced a new family of dial-up Internet access solutions it calls the PowerPOP (points of presence) architecture, which leverages industry standard hardware, software and applications. Ariel's architecture enables Ariel to take advantage of the increasing performance and plummeting prices of PC-based Systems to provide ISPs with more responsive, reliable and flexible networks while significantly reducing capital equipment costs and simplifying network and systems management. Ariel sells its products to ISPs primarily through distributors.


   Ariel has historically provided, and will continue to provide, remote access products and digital signal processing (DSP) products to original equipment manufacturers who integrate Ariel's components into their products. Because integration of Ariel's complex components involves a significant amount of technical development and testing by the original equipment manufacturer, Ariel's product is generally used for the duration of the original equipment manufacturer's product-life. Ariel sells its products to original equipment manufacturers though its direct sales force. Ariel intends to continue to offer its component products to original equipment manufacturers, including those original equipment manufacturers who sell products in the ISP market.


Ariel's Corporate History

   Founded in 1982, Ariel was one of the first providers of digital signal processing application development tools. In the mid-1990s, Ariel evolved from being a provider of digital signal processing application development tools to supplying digital signal processing-based subsystems to original equipment manufacturers and government contractors. Ariel's products are incorporated into a variety of applications, including medical instrumentation, machine vision, professional audio, sonar, radar and multimedia.


   In the mid-1990s, Ariel introduced a series of products aimed at the computer telephony integration market. Computer telephony integration products provide additional functionality which allows standard computers to connect to telephone lines, initiate, receive, transmit, store and otherwise manipulate voice and data telephone communications. Ariel's initial product, the CTI Modem, is used for Internet access, online services and transaction processing.

   In 1996, Ariel formed a communications systems group to begin development of an Asymmetrical Digital Subscriber Line carrier-class product targeting the needs of major telecommunications and network service providers. This technology adds a high-speed data connection to a standard voice telephone line. Carrier-class is a term used to describe equipment that meets the stringent reliability and environmental needs of telephone


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

carriers. As a result of Ariel's strategic decision to reposition itself in 1997, Ariel decided to sell its communications systems group, and in September 1998, Ariel completed the sale of the group's assets to Cabletron Systems, Inc. for approximately $30 million.

   In 1997, Ariel also announced its intent to focus on the remote access equipment market through product offerings that provide high density and cost effective remote access solutions based on industry standard PC platforms. Ariel developed a Windows NT-based remote access solution, which was adopted by Compaq. By late 1998, widespread use of the Internet and improved Internet security led enterprises to outsource their remote access needs to ISPs. As a result, Compaq changed their strategy and there were no revenues from Compaq in 2000 and 1999 as compared to $4.4 million in 1998.

   While sales to original equipment manufacturer customers generate a majority of Ariel's revenues, today Ariel is focused on developing and marketing remote access solutions that leverage industry standard hardware, software and applications to small and mid-sized ISPs and competitive local exchange carriers. This requires that Ariel develop a complete remote access software product using its plug-in cards and market and sell this product, as opposed to merely selling components to original equipment manufacturers.


Industry Overview

 The ISP Market

   The Internet has emerged as a global communications medium, enabling millions of people to gather information, communicate and conduct business electronically. International Data Corporation estimates that there were approximately 250 million Internet users worldwide in 2000 and that the number of users will grow to over 500 million by the end of 2003. As a result, the demand for equipment to expand Internet access is growing at an unprecedented rate.

   ISPs are commonly grouped into categories based on the size of their customer or subscriber base. Large ISPs are generally those with more than 100,000 subscribers. These include ISPs such as America Online, EarthLink, The Microsoft Network, AT&T, Concentric Network and MCI WorldCom. Mid-sized ISPs typically have between 20,000 and 100,000 subscribers and are generally focused in a defined geography, either a metropolitan area or region. Small ISPs have under 20,000 subscribers. Boardwatch Magazine's directory of ISPs lists more than 8,000 small and mid-sized ISPs in the United States.

   The vast majority of Internet access is through dial-up or analog telephone connections using a PC and a modem. An ISP's network consists of points of presence established in various locations throughout its service area, and a network operations center where the ISP's high speed connection to the Internet resides. When a subscriber's call reaches the points of presence, it is connected to a port. A port is one of many modems located within a remote access concentrator, which allows multiple persons to be connected simultaneously. The subscriber's call is converted to a digital network connection in the points of presence from which an ISP maintains a high-bandwidth connection called the backhaul- connecting the points of presence to its network operations center.


   As demand for Internet access grows, ISPs are expanding the number of points of presence that they maintain and are increasing the number of ports within many of their points of presence to accommodate a growing number of new subscribers and subscribers staying connected to the Internet for longer periods of time. Remote access server concentrators range in size from 24 ports to hundreds of ports, with the highest sales volume models generally supporting 48 to 96 ports.


 Market Trends

   Due to a broad combination of factors including deregulation of the telecommunication industry, competition between network service providers and advances in technology, ISPs are experiencing significant

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

change. In this context, Ariel believes it is well positioned to take advantage of the following major trends in its industry:

   Proliferation of PC-Based Servers. Remote access concentrators have traditionally been designed as closed "black box" systems using proprietary hardware and software. Customer-driven modifications or the need for additional features can only be accommodated by each respective manufacturer, which can be expensive and slow to market. Further, given that the systems are proprietary, end users are required to understand the specific details associated with each system. The combination of the increase in the processing power of PC central processing units, and the rapid maturation of PC operating systems such as Windows NT/Windows 2000 and Linux, have enabled the functions of a remote access concentrator to be delivered as an upgrade to a standard PC server instead of requiring a "black box." This approach offers ISPs many advantages, including equipment current cost savings of up to approximately 40% price per port--$110 versus $235--(due in part to decreasing PC prices) and easier operation. Ariel believes that the remote access market will transition from using special-built boxes to industry standard hardware, software, applications and development tools as a result of the advances in performance, scalability and reliability of open systems.


   Demand for New Services. Advances in the technology underlying the Internet have made it possible to use the Internet to carry two-way voice conversations. To remain competitive, ISPs must offer new services including voice and fax services using voice over the Internet protocol and fax over the Internet protocol. The system requirements imposed by these and other new services will strain the capabilities of existing networking equipment. In particular, it is impossible to upgrade many remote access concentrators to provide voice call handling, or, where upgrades are available, their cost can significantly exceed the purchase price of the original equipment. ISPs expanding their services to add voice and fax services must often purchase entirely new remote access concentrators.


   Emergence of CompactPCI Standard to Meet Telco Needs. Supported by many industry leaders, the CompactPCI standard enables the development of equipment using PC system standards that meet the requirements for high reliability carrier-grade applications. Ariel was the first company to offer CompactPCI remote access plug-in cards that adhere to this new standard. Improvements in open Systems capabilities, price reductions and the advent of CompactPCI combine to create new opportunities for standards-based systems in high-end ISP environments.

Ariel's Approach

   Ariel has developed a new ISP network architecture and a new family of products that enable ISPs and other network service providers to build and scale their infrastructure using open systems platforms. The proprietary means by which Ariel has integrated its products' capabilities into standard PCs enables its products to more fully and more easily integrate the hardware/system/network models expected by Windows NT, Windows 2000 and Linux operating systems. This ensures compatibility with the full repertoire of communications systems services and applications built for these operating systems.

   Introduced in 1999, the PowerPOP architecture is a new approach to designing ISP networks. The PowerPOP architecture provides an alternative to the dumb remote access concentrators that ISPs currently use to equip POPs. The PowerPOP architecture combines standard PC servers running a standard off-the-shelf PC operating system (Windows NT or Linux) with one or more of Ariel's plug-in cards. ISPs use these new servers to perform all the functions of a remote access concentrator and to enable the POP to autonomously provide critical network services. The typical ISP network architecture is based on a central network operations center, connected to a number of dumb points of presence. These include services needed to obtain the numerical addresses of Internet Resources ("Domain Name Services"), the mechanisms that allow a subscriber to log in to an ISP's network with a user name and password (called RADIUS) and tools to improve the response time for both recently and frequently accessed web content (called web caching).


   By providing key network services at the points of presence, ISPs can significantly reduce network traffic between the POPs and their network operating centers, thereby improving response time, reducing backhaul


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requirements and improving operating performance. This also enables ISPs to significantly reduce equipment costs while increasing the flexibility, efficiency, manageability and scalability of their networks.

   New ISPs face the challenge of building an entirely new network from scratch. These ISPs can also use the PowerPOP architecture to substantially reduce the initial cost and complexity of their network. A traditional approach would require a minimum of three boxes--a remote access concentrator, a PC server and a router--for connection to the Internet. Using the PowerPOP architecture, all the services and capabilities required to become an ISP can be deployed in a single PC server system. Additional capacity can be added by installing additional systems either in the network operations center or in new remote points of presence.


   PowerPOP offers ISPs the following benefits:

   Reduced Equipment Costs. Ariel believes its PowerPOP architecture redefines the economics of remote access. Using a standards-based platform reduces equipment costs and operating expenses. By leveraging the price erosion and performance increases in PC systems and compared to traditional remote access equipment, a solution built with Ariel's technology can currently be priced at approximately 40% less per port--$110 versus $235--using standard rackmount PC Systems and open standard operating systems such as Windows NT and Linux;


   Deliver Better Performance to Subscribers. Placing key network services closer to the user creates a more responsive network by reducing the time it takes for subscribers' requests to be filled. In addition, PC-based systems in the points of presence have additional available computing capacity that ISPs can use to deploy new services;


   Build More Reliable and Manageable Networks. In a traditional ISP network design, servers at the network operations center provide critical network services. ISPs install multiple redundant servers to avoid having a critical service outage and a backup server automatically takes the place of one that fails. Ariel's PowerPOP architecture uses the PC systems in points of presence to duplicate these previously centralized services into each points of presence with built-in backup Systems; and


   Add New Services with a Software Upgrade. Ariel's technology, and the power available in today's PC servers, enable the upgrade of Ariel's data access solutions from a data-only remote access service to full support of Internet telephony without requiring new hardware. As a result, ISPs will be able to offer voice and fax over the internet services using network-updateable software.


   The drawbacks to using Ariel's products for remote access services include the additional complexity of the use of an open system server. This requires additional work during installation to configure the base system and then Ariel's additions as well as the ongoing need to manage both the base system and Ariel's application.


Products

   In 2000 Ariel offered two families of products: remote access products that are sold to ISPs and original equipment manufacturers and high-performance general purpose digital signal processing products that are sold only to original equipment manufacturer customers for inclusion in their products. In June 2000 Ariel notified its digital signal processing customers that Ariel would no longer offer some products used for digital audio, sonar and imaging due to the lack of availability of component parts and the prohibitive cost of production, testing and technical support for these older products from chip manufacturers.


   Remote Access Products. Ariel's remote access products are plug-in cards and software that enable standards-based systems to provide remote access services using off-the-shelf operating systems such as Windows NT and Linux. Plug-in cards are electronic circuits that are compatible with the system expansion connectors built into standard PC systems.

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


   In 1999 Ariel launched its fourth generation of remote access products for Windows NT and Linux, the RS4200 family, based upon the Ariel Access Architecture and incorporating the most recent developments in digital signal processing technology. The RS4200 family was built to meet the demanding requirements of both ISPs and original equipment manufacturer specifications.


   In 2000 Ariel introduced its BypaSS7 gateway by connecting additional hardware and software to PCs equipped with its RS4200. BypaSS7 adds system signaling software used in the public system telephone network public system telephone network and allows ISPs and competitive local exchange carriers to offer low cost network access via inter-machine trunk lines (IMTs) . BypaSS7 is currently available for data connections to the public system telephone network and is the first complete system solution offered by Ariel including installation and service.




   Commencing in 1994, Ariel offered a progressively more sophisticated range of plug in cards performing modern functions within standard computer systems. Ariel's first product, the T1 Modem, was built to the original internal interface standards of the IBM PC and supported up to 30 modems at speeds up to
48.8 Kb. Incremental improvements in speed and functionality were delivered in the T1 Modem plus in 1996 (56K speeds), in 1997 in the RS1000 (support for the PCI bus deployed in the IBM PC AT, incorporation of T1/E1 line interfaces), the RS2000 and RS2000C in 1998 (V.90 modems, CompactPCI chassis/system designs); and the RS4200/4200C supporting up to 120 simultaneous modems and up to 4 E1/T1 interfaces.


   Digital Signal Processing Products. Ariel's family of general purpose, high performance digital signal processing products for original equipment manufacturers are aimed at applications in audio, instrumentation/telemetry, radar, sonar, and imaging. Original equipment manufacturers selecting high performance digital signal processing products do so for the life of their project, therefore original equipment manufacturers tend to continue to purchase these products for many years after the design is no longer state of the art.





Research and Development

   Ariel believes that strong product development capabilities as well as enhancements and upgrades to Ariel's present products are essential to its strategy of building on its position as a technological leader in its industry, maintaining the competitiveness of Ariel's current products and adding new features, functions and products. Ariel has, in the past, made and intends to continue to make, significant investments in product and technological development.

   Ariel is focusing its development efforts on next generation voice plus data network equipment using standards-based components. Ariel will continue to aggressively develop new capabilities to extend its PowerPOP architecture in such areas as handling combined voice and data applications, system management, performance, density and reduced product cost.

   Ariel's research and development expenditures totaled $6.7 million, $5.7 million and $5.3 million in 1998, 1999 and 2000, respectively. Ariel performed its research and product development activities at its facilities in Cranbury, New Jersey and Paris, France.

Manufacturing and Quality Control

   Substantially all of the manufacturing of Ariel's products is outsourced. The primary contract manufacturing companies Ariel uses are Reptron Manufacturing Services and JRE Inc. both located in the United States. This allows Ariel to focus its resources on product research and development, marketing and sales and customer support. Ariel's internal manufacturing operations consist primarily of production of prototypes, testing, manufacturing and test engineering, materials purchasing and inspection and quality control. Ariel monitors the performance and quality of the work performed by its outside contractors by using internal quality assurance procedures and by making regular visits to manufacturing facilities.

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

   Ensuring adequate and flexible production capacity, continuous cost reduction and superior product quality are top priorities of Ariel's manufacturing efforts. Ariel achieves its manufacturing goals by:

  . working closely with its contract manufacturers during the product design and build phases;

  . effectively managing a limited number of the most qualified suppliers;
    and

  . constantly improving upon its product performance tests.

   Ariel's products are manufactured with components and subassemblies supplied by subcontractors to Ariel's specifications. Ariel has purchased digital signal processing chips and certain other components from Texas Instruments, Lucent Technologies, Conexant, Motorola and Analog Devices, each of which manufactures and is the sole supplier of the digital signal processing chips upon which some of Ariel's products have been developed. Ariel purchased modems for its RS4200 from Mapletree Networks. Although Ariel has not experienced any material difficulties in obtaining supplies or manufactured products, any reduction or interruption in supply or manufacturing from these third parties would adversely affect Ariel's ability to deliver products.

Sales and Marketing

   Ariel markets its products principally to ISPs, competitive local exchange carriers and networking and communications original equipment manufacturers. Ariel sells its products to ISPs through its direct sales force, value added resellers and distributors. Resellers and integrators custom-configure systems with components from Intel, IBM, Compaq, Ariel and others to ISP specifications and deliver directly to ISPs. This approach to delivering products is similar to the low-cost delivery models of the PC industry and ensures that the ISP can obtain its specific desired configuration at a competitive price.


   Ariel also markets its products to original equipment manufacturer's in the United States and Europe primarily through a direct sales force and through independent sales representatives. Internationally, Ariel also sells its products through value added resellers and distributors in Europe, Israel and the Far East. Ariel maintains sales offices in Dortmund, Germany, and Paris, France.


   Ariel's marketing communications activities have been outsourced to a number of specialized outside agencies. Ariel obtains most new sales prospects through advertising, existing customers, strategic relationships and trade show participation. Ariel's principal marketing activities include display advertising in trade publications, direct mail, trade show participation and a home page on the web.

Technical Support

   Technical support is provided by application engineers or customer service employees located at Ariel's headquarters. Ariel offers web, fax, pager, telephone and electronic mail support to assist its customers. ISPs are supported by Ariel's telephone support staff, a password protected section of Ariel's website, and, when required, by onsite visits.

   Original equipment manufacturers support their own customers, however, Ariel's telephone support staff provides support for original equipment manufacturers during their development phase and, given that original equipment manufacturers have substantial technical knowledge, they are often also supported directly by Ariel's engineering department. Development consultation support for original equipment manufacturer engineers in developing their products is provided on a for-fee basis.


   In addition to assisting original equipment manufacturer customers in their own development projects, Ariel also has processes and capabilities in place to perform custom engineering to provide original equipment manufacturers with products that meet their precise requirements.

   Ariel's products are covered by a 5-year limited warranty against defects in manufacture. Product replacement is the most common mechanism used to resolve product defect issues. Ariel's support engineering staff has created an innovative "Spare In The Air" program to ensure the delivery of replacement products within 24 hours of a reported failure. Extended service contracts are also available.

Customers

   Ariel markets its products to two groups of customers--small and mid-sized ISPs in the United States and networking and communications original equipment manufacturers worldwide. While the products Ariel sells to ISPs and original equipment manufacturers are similar, original equipment manufacturers generally incorporate Ariel's products into theirs before reselling to the end user. Some of Ariel's original equipment manufacturer customers include PSI Net, Motorola, Lockheed Martin, UT Starcom and AT&T. For the three months ended March 31, 2001, UT Starcom and Miltape Corporation accounted for 42% and 47% of sales, respectively. Two customers, PSI Net at 20% and Motorola at 11%, each represented greater than 10% of sales for the year ended December 31, 2000. Three customers together represented 45% of sales for the year ended December 31, 1999, including sales to Motorola, Transaction Network Services and Lockheed Martin, which represented 22%, 11% and 12% respectively. In Europe, Ariel sells its full range of products to telecommunications original equipment manufacturers. During 1998 three of Ariel's customers represented 52% of Ariel's sales. Sales to Compaq accounted for 25% of Ariel's total sales and sales to Cabletron and Transaction Network Systems represented 14% and 13%, respectively. As a result of the decline of the enterprise remote access market in late 1998, there have been no sales to Compaq since 1998.


Competition

   The markets for Ariel's products are intensely competitive, continually evolving and subject to changing technologies. Ariel competes principally on the basis of (1) the flexibility, scalability, quality, ease of use, reliability and cost effectiveness of its products and (2) its reputation and the depth of its expertise, customer service and support. Ariel's products typically have a 40% price advantage over competitive products offered by Lucent or Cisco and offer a five year warranty as opposed to the competitions 90 day warranty. Ariel's products have been independently rated to have equal or better ease of installation.


   Ariel competes for sales to ISPs with other small companies that sell remote access server equipment, such as Interphase, Avail and Netaccess and large, well-established companies that sell remote access server equipment such as Ascend/Lucent, Cisco, and 3Com. When selling to original equipment manufacturers, Ariel competes with third party modem board manufacturers, such as Equinox and 2Digi International and (4) manufacturing departments within Ariel's original equipment manufacturer customers. Because the markets in which Ariel competes are rapidly evolving, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets and further intensify competition.


Intellectual Property and Other Proprietary Rights

   Ariel believes that its success is dependent, in part, on proprietary technology. Ariel seeks to maintain the proprietary nature of its technology by several methods, including:

  . copyright, trade secret and trademark laws;

  . confidentiality agreements with employees and third parties;

  . contractual provisions contained in license and other agreements with consultants, suppliers, strategic partners, resellers and end-user customers; and

  . patents for technology associated with Ariel's latest generation of remote access products.

   Substantially all of Ariel's hardware products contain security codes which deter duplication by third parties. Ariel also asserts copyright in relation to certain aspects of its products and Ariel generally enters into confidentiality agreements with its employees and limit access to Ariel's proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy certain aspects of Ariel's products or to obtain information that Ariel regards as proprietary. Ariel has filed patent applications for patent protection covering some aspects of its next generation products. To date, these patents have not been granted, and Ariel cannot assure you that they will ever be granted. Ariel does not hold patents on any of its other products, and in the event competitors are able to create substantially similar or duplicate products, Ariel will not be able to avail itself of the protection afforded by the patent laws.

   Ariel believes that due to the rapid pace of innovation within its industry, factors such as the technological expertise of Ariel's personnel and ongoing reliable product maintenance and support are more important in establishing and maintaining a leadership position within the industry than the pursuit of various legal protections of its technology.

   Ariel also depends upon development, supply, marketing, licensing and other operative relationships with third parties for complementary technologies incorporated in Ariel's products. These cooperative relationships are with hardware and software developers pursuant to which both parties make their respective technology available to the other for the purpose of achieving compatible products. Some of these relationships are based upon annually renewable license agreements under which Ariel obtains technology necessary to produce its products. Although Ariel has no reason to believe that these mutually beneficial relationships will end, these relationships are generally non-exclusive and terminable, and Ariel cannot assure you that it will be able to maintain these relationships or to initiate additional similar relationships. The loss of certain cooperative relationships, particularly with any of the digital signal processing chip suppliers, may have a material adverse effect on Ariel's business.

   Ariel BypaSS7 and PowerPOP are trademarks of Ariel. All other trademarks and service marks appearing in this memorandum are trademarks or service marks of the respective companies that use them.

Backlog

   Backlog shippable within a twelve-month period was approximately $0.9 million at December 31, 2000. Backlog was $0.5 million at December 31, 1999 and approximately $2.1 million at December 31, 1998. As of March 31, 2001 backlog was approximately $0.9 million. Ariel's order trend is characterized by delivery cycles that range from several days to quantities deliverable over several months. Further, customers may revise scheduled delivery dates or cancel orders. Accordingly, the portion of sales in each fiscal quarter derived from backlog at the beginning of that quarter varies based on the customer's required delivery dates.

Employees

   As of December 31, 2000, Ariel had 67 employees, including 6 employees in Europe and 2 part-time employees. As of March 31, 2001, Ariel had 68 employees, including 6 employees in Europe and 2 part-time employees. None of Ariel's employees are represented by a collective bargaining agreement nor has Ariel experienced any work stoppage. Ariel believes its relationship with its employees is satisfactory.

Properties

   Ariel maintains office and light assembly space comprising approximately 30,000 square feet at 2540 Route 130, Cranbury, New Jersey pursuant to a lease, expiring January 2006. The annual rent is approximately $420,000. Ariel also maintains branch or subsidiary offices in Paris, France, and Dortmund, Germany.

Legal Proceedings

   Ariel is not engaged in any material legal proceedings. Ariel may from time to time become a party to various legal proceedings in the ordinary course of business.

Directors and Executive Officers

   The following table sets forth Ariel's executive officers and directors as of June 30, 2001. Ariel's board of directors currently consists of seven directors. Except as otherwise stated, executive officers serve at the discretion of the board of directors. The board of directors met 12 times in fiscal year 2000 and no director attended fewer than 75% of the board meetings.

             Name           Age Position
             ----           --- --------
   Anthony M. Agnello......  51 Chairman of the Board of Directors

   Dennis I. Schneider.....  49 President, Chief Executive Officer and Director

   John R. Loprete.........  40 Vice President--Finance

   Carlos G. Borgialli.....  58 Vice President--Engineering

   Esmond T. Goei..........  51 Vice Chairman of the Board of Directors

   Harold W. Paul..........  53 Director and Secretary

   Robert F. Burlinson.....  61 Director

   Ira H. Fuchs............  52 Director

   Jay H. Atlas............  56 Director

   Anthony M. Agnello co-founded Ariel in 1982, has been a director since inception and serves as Chairman of the board. He has been a member of the compensation committee since June 1995. He also held the title of President from 1988 until September 1996. In December 1998, Mr. Agnello resigned as Chief Executive Officer simultaneously with the appointment of Mr. Atlas to that position. Mr. Agnello will continue as a director of the combined company after the merger.


   Dennis I. Schneider was appointed President and Chief Executive Officer in May 2000. Prior to that he was Senior Vice President of Marketing for Ariel since December 1998. Mr. Schneider was elected to the Board of Directors in June 2000. For more than five years, he was a marketing consultant to major corporations in the computer, networking and telecommunications industry including Chase Manhattan Bank, Andersen Consulting, IBM and Lucent Technologies. He has more than 25 years' experience in the industry, holding senior marketing and general management positions with Digital Equipment Corporation and as an officer of Motorola Inc. Upon consummation of the merger, he will be Senior Vice President of Marketing of the combined company.

   John R. Loprete began working with Ariel in April 1998 and was appointed Vice President--Finance in January 1999. He is a Certified Public Accountant with over 15 years' experience in finance and accounting. His experience includes eleven years with Concurrent Computer Corporation, a Florida-based computer manufacturer.

   Carlos G. Borgialli was appointed to the position of Vice President-- Engineering in May 1999. Mr. Borgialli joined Ariel from Digital/Compaq, where he spent more than 20 years, leading and improving organizations in the design of client/server business-critical production systems. In his most recent position at Digital/Compaq, he served as Director of Engineering for the Network and Application Communication Products division. Prior to that, he was instrumental in developing and managing the development of a number of key telephony, videotext, and transaction processing products for Digital. Mr. Borgialli has also worked at the NASA Goddard Space Flight Center and spent five years at the Pan American Health Organization/World Health Organization.

   Esmond T. Goei joined Ariel as Vice-Chairman of the board in August 1999. He is a member of the audit and compensation committees. Prior to joining Ariel, he worked at Northern Telecom, where he last served as Director of the Corporate Venture Capital Division. Prior to that, he was Vice President of the Venture Capital

Division at Toronto Dominion Bank and a Senior Systems Consultant at Touche Ross (now Deloitte & Touche). Mr. Goei co-founded MAYAN in October 1997, and has served as its Chairman of the Board of Directors since October 1997 and its Chief Executive Officer since March 2001 and will continue as Chairman and Chief Executive Officer of the combined company after the merger. Mr. Goei has served as the Chief Executive Officer, President and Chairman of the Board of Directors of XiMnet Corporation, a web services company, from April 1999 to March 2001 and has served as its Chairman of the Board of Directors since April 1999. From July 1994 to January 1999, Mr. Goei served as the Chief Executive Officer, President and Chairman of the Board of Directors of Nhancement Technologies, Inc., a communications systems integration company. Mr. Goei has a BS in Electrical Engineering from Queen's University at Kingston and an MBA from the University of Western Ontario.

   Harold W. Paul has been a director since June 1995 and was appointed secretary in March 1998. He is a member of the compensation committee. From 1985 to 1998 he was a partner of Berger and Paul LLP and since 1998 he has been a partner at Paul & Rosen LLP, a New York law firm specializing in securities matters. Since July 1999, he has been a director of Kirlin Holding Corp., a Nasdaq listed, Long Island based brokerage and investment banking company.


   Robert F. Burlinson joined Ariel as a director in November 2000. Since July 2000 he has been a Director of Aztec Technology Partners, Inc. in Braintree, MA. From 1998 through 2000 he was Executive Vice President and Chief Financial Officer of Caribiner International, Inc. (NYSE). From 1996 through 1998 he was Vice President and Principal Financial Officer of Handy and Harman Inc. (NYSE).

   Ira H. Fuchs joined Ariel as a director in September 2000. Since July 2000 he has been Vice President for Research in Information Technology of the Andrew
W. Mellon Foundation in Princeton, New Jersey. From 1985 to 2000, he was Vice President of Computing Information Technology at Princeton University.

   Jay H. Atlas served as Ariel's Chief Executive Officer and President from December 1998 through May 2000. He was appointed a director in January 1999. From 1995 to 1998, he served as the President and CEO of CTF Group, a management consulting firm. Since 1998, he has served as a trustee of the Kobrick Investment Trust, a group of mutual funds. He has more than 30 years' experience in the industry, including 20 years at Digital Equipment Corporation, in senior management positions in sales, service and marketing.

   Ariel's board of directors is composed of seven directors. The board is divided into three classes and the members of each class are elected at the annual stockholder meeting held in the year in which terms for that class expire. Messrs. Agnello and Paul have terms expiring in 2001. Messrs. Atlas and Goei have terms expiring in 2002. Messrs. Schneider, Fuchs and Burlinson have terms expiring 2003. The incumbent board nominates new directors.

Family Relationship

   There are no family relationships among any director or executive officer of Ariel.

Committees of Ariel's Board of Directors

   Compensation Committee. The compensation committee is responsible for reviewing Ariel's general compensation strategy; establishing salaries and reviewing benefit programs (including pensions) for the Chief Executive Officer and those persons who report directly to him; reviewing, approving, recommending and administering Ariel's stock option plans and other compensation plans; and approving employment contracts. The compensation committee met two times in the 2000 fiscal year. The current members of the compensation committee are Messrs. Goei, Agnello, and Paul.

   Audit Committee. The audit committee's functions are to recommend the appointment of independent accountants; review the arrangements for, and scope of, the audit by Ariel's independent accountants; review the independence of Ariel's independent accountants; consider the adequacy of Ariel's system of internal accounting control and review any proposed corrective actions; review and monitor Ariel's policies relating to ethics and conflicts of interests; discuss with management and the independent accountants Ariel's draft annual financial statements and key accounting and/or reporting matters, including year 2000 issues; and review the activities and recommendations of Ariel's management audit department. The audit committee met three times during the 2000 fiscal year. The current members of the audit committee are Messrs. Goei, Burlinson and Fuchs.

Compensation Committee Interlocks and Insider Participation

   The members of Ariel's compensation committee are Messrs. Agnello, Goei and Paul. None of these current or former members is currently or has been an employee or officer of Ariel other than Mr. Agnello who was Chief Executive Officer of Ariel until December 1998. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of Ariel's board of directors or compensation committee.

   Mr. Agnello was paid $25,000 and $54,166 for management consulting services rendered in the years ending December 31, 2000 and 1999, respectively. For the year ending December 31, 1998 Mr. Agnello received a bonus in the amount of $950,000 in connection with his role in the sale of Ariel's Communications Systems Group in November 1998. Effective June 30, 2000 Mr. Agnello became an employee of Ariel and through December 31, 2000 he had received compensation as an employee of $62,555.

   Mr. Paul is a non-employee director who provides legal services for Ariel. His firm received fees of approximately $113,000, $120,000 and $124,000, for the years ended December 31, 2000, 1999 and 1998, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16 (a) of the Securities and Exchange Act of 1934 requires Ariel's directors and executive officers to file with the SEC initial reports of ownership and reports of changes in ownership of Ariel's common stock. Ariel believes that during the fiscal year ended December 31, 2000, its officers and directors complied with all these filings requirements. Ariel has relied upon the representations of its directors and executive officers. Ariel does not believe any other stockholders are subject to Section 16(a) filing requirements.

Executive Compensation

   The following table summarizes the compensation earned over the last three fiscal years by the Chief Executive Officer, four executive officers and one other individual who was not serving as an executive officer at year end, whose earned compensation exceeded $100,000 for the year ended December 31, 1999.


                                                              Long-Term Compensation
                                                       ------------------------------------
                            Annual Compensation
                         ---------------------------                 Number of  All Other
   Name and Principal                                  Other Annual   Options  Compensation
        Position         Year Salary ($)   Bonus ($)   Compensation*   (#)**        ($)***
   ------------------    ---- ----------   ---------   ------------- --------- ------------
Dennis Schneider........ 2000  243,271      320,001        7,131      24,300      13,218
 President, CEO and      1999  200,000      120,000        5,119         --       11,000
  Director
                         1998    7,692          --           --       11,812         --

Jay H. Atlas............ 2000  116,347(1)    57,292(2)    10,732         --      314,510(3)
 Former CEO and          1999  275,502      137,500        5,119         --       11,000
  President
 and Director            1998    5,288          --           --        4,050         --

Rich Flocco............. 2000  145,438       48,500(5)     7,131         --       25,492
 Vice President of                                                       --
  Operations             1999  134,879       12,000       12,924                 169,966(7)
                         1998  123,351        2,538       11,869       4,250       8,973

John Loprete............ 2000  129,616       40,000(6)     8,618         --       15,152
 Vice President of                                                       --
  Finance                1999  118,462       85,500       14,286                   1,798
                         1998   84,213          --        10,462       3,000         --

Gene Corrado............ 2000   89,423       28,125        4,160         --        2,228
 Vice President of Sales 1999      --           --           --          --          --
                         1998      --           --           --          --          --

Carlos G. Borgialli..... 2000  170,000       42,750(4)    12,377       9,000       8,668
 Vice President of
  Engineering            1999  113,333       20,000        8,912         --        1,569
                         1998      --           --           --          --          --

--------

* Represents contributions made by Ariel to Ariel's medical and life insurance and long term disability/short term disability plans, and a Company provided automobile.


** After giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger.


*** Represents Ariel's contributions to Ariel's 401(k) plan, severance, exercising of options, consulting, auto allowance, payout of excess sick and vacation time, forgiveness of loan, and commission.


(1) Mr. Atlas was President and Chief Executive Officer of Ariel until his employment was terminated on May 31, 2000.

(2) Includes $33,053 for bonuses paid in 2000 and accrued bonus of $24,239.

(3) Includes $158,655 severance and $137,440 in consulting fees subsequent to his termination. Mr. Atlas is entitled to $144,940 in severance benefits to be paid out in 2001--this number is not included above.

(4) Includes $35,250 for bonuses paid in 2000 and accrued bonus of $7,500.

(5) Includes $32,350 for MBO bonus paid in 2000 and accrued bonus of $16,250.

(6) Includes $35,000 for MBO bonus paid in 2000 and accrued bonus of $5,000.

(7) Includes $152,250 for options, $1,000 for auto allowance.


Compensation Committee Report On Executive Compensation

   The following Report of the Compensation Committee and the performance graph included elsewhere in this proxy statement do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report or the performance graphs by reference therein.

 Report of Compensation Committee

   The Compensation Committee of the Board of Directors has furnished the following report on executive compensation for fiscal 2000.

   What is the Company's philosophy of executive officer compensation? A base salary, a performance-based annual bonus, and periodic grants of stock options.

   The Compensation Committee believes that this three-part approach best serves the interests of the Company and it's stockholders. It enables the Company to meet the requirements of the highly competitive environment in which the Company operates while ensuring that executive officers are compensated in a way that advances both the short and long-term interests of stockholders. Under this approach, compensation for these officers involves a high proportion of pay that is "at risk"--namely, the annual bonus and stock options. The annual bonus permits individual performance to be recognized on an annual basis, and is based, in significant part, on an evaluation of the contribution made by the officer to Company performance. Stock options relate a significant portion of long-term remuneration directly to stock price appreciation realized by all of the Company's stockholders.

   Base Salary. Base salaries for the Company's executive officers, as well as changes in such salaries, are based upon recommendations by the Chief Executive Officer, taking into account such factors as competitive industry salaries; a subjective assessment of the nature of the position; the contribution and experience of the officer, and the length of the officer's service.

   Annual Bonus. In May 2000, the Company entered into a new employment agreement with Mr. Schneider with performance based bonus provisions.

   Stock Option. Under the stock guidelines adopted by the Compensation Committee, stock option grants may be made to executive officers upon initial employment, upon promotion to a new, higher level position that entails increased responsibility and accountability and in connection with the execution of a new employment agreement. Options typically vest over a minimum four year period.

   How is the Company's Chief Executive Officer compensated?

   As Chief Executive Officer, Mr. Schneider is compensated pursuant to an employment agreement entered into in May 2000. The agreement, which extends through December 2001, subject to earlier termination under certain circumstances, provides for an annual base salary of $275,000. Mr. Schneider's bonuses for each fiscal year may be up to 50% of his base annual salary based upon performance related goals set by the Board of Directors. Additionally, he was granted options upon joining the Company and upon assuming the position of Chief Executive Officer, aggregating 486,000 options at various prices.

   It is the opinion of the committee that the aforementioned compensation structures provide features which properly align the company's executive compensation with corporate performance and the interests of it's stockholders and which offer competitive compensation relevant to comparable opportunities in the marketplace.

                                          Respectfully submitted,
                                          The Compensation Committee:

                                          Anthony M. Agnello
                                          Harold W. Paul
                                          Esmond Goei

Directors' Compensation

   Current compensation plan. In August 1999, the board of directors approved a new compensation plan for Ariel's non-employee directors. Each director is paid an annual amount of $6,000 for serving on the board. In addition, under the 1996 directors stock option plan, 2,500 stock options, after giving effect to
the one for     reverse stock split which is expected to occur immediately prior to the effective time of the merger, are granted to each director upon appointment to the board. The strike price for these options is the price of the common stock on the date of appointment. An additional 750 options, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, are granted for each subsequent year of service. Directors are also compensated in the amount of $1,000 for each meeting attended in person, and $500 for each meeting attended by telephone.


   In September and November 2000, respectively, Ariel granted each of Messrs.
Fuchs and Burlinson      options, after giving effect to the one for 20 reverse
stock split which is expected to occur immediately prior to the effective time of the merger, when they joined the board.


Option Grants During the Year Ended December 31, 2000

   The following table sets forth information regarding stock options granted to the executive officers named in the summary executive compensation table. The table also shows a hypothetical potential realizable value of these options based upon assumed rates of an annual compounded stock price appreciation of 5% and 10% from the date the options were granted and over the full term. The assumed rates of growth were selected for illustrative purposes only, and are not intended to predict future stock prices which will depend upon market conditions and Ariel's future performance and prospects. Based upon the closing stock price and the number of common shares outstanding at the end of 2000, an assumed annual stock price appreciation of 10% would produce a corresponding aggregate pretax gain over the full option term of approximately $1.6 million for Ariel's common stockholders.


                                                                            Potential
                                                                       Realizable Value at
                                                                             Assumed
                                                                         Annual Rates of
                                                                           Stock Price
                                                                        Appreciation for
                           Number of   Percent of                        Option Term at
                           Securities    Total    Exercise               Public Offering
                           Underlying   Options     Price                   Price ($)
                            Options    Granted in Per Share Expiration -------------------
          Name            Granted (#)*    2000      ($)*       Date        5%       10%
          ----            ------------ ---------- --------- ---------- --------- ---------
Dennis I. Schneider(1)..     24,300      19.6%      0.12     5/19/10   1,838,208 2,927,038
Carlos G. Borgialli(1)..      9,000       6.6%      0.15     4/18/10     539,571   859,177
John R. Loprete(1)......      4,250       1.0%      0.11     4/18/10      93,152   148,330
Richard Flocco(1).......      4,050       1.7%      0.14     4/18/10     155,254   247,216
Gene Corrado(1).........      3,000       2.0%      0.10     5/22/10     149,655   238,300

--------

 * After giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger.

(1) Some options may vest at an accelerated rate if performance goals are achieved.

Option Exercises During the Year Ended December 31, 2000 and Aggregate Fiscal Year-End Option Value

   The following table sets forth information concerning stock option exercises by the executive officers named in the summary executive compensation table during 2000, including the aggregate value of gains on the date of exercise. In addition, this table includes the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 2000. Also reported are the values for "in-the-money" options which represent the excess of the closing market price of the common stock at December 31, 2000 over the exercise price of the option.


                                                   # of Securities
                                               Underlying Unexercised     Value of Unexercised
                          Number of            Options/SARs at Fiscal   In-the-Money Options/SARs
                           Shares                     Year End*            at Fiscal Year End
                         Acquired on  Value   ------------------------- -------------------------
          Name            Exercise   Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
Dennis I. Schneider.....     -0-       -0-      16,150        8,150         -0-          -0-
Jay H. Atlas............     -0-       -0-      11,812          -0-         -0-          -0-
Jack Loprete............     -0-       -0-       1,500        2,750         -0-          -0-
Richard Flocco..........     -0-       -0-       1,525        2,525         -0-          -0-
Gene Corrado............     -0-       -0-         750        2,200         -0-          -0-
Carlos G. Borgialli.....     -0-       -0-       4,062        4,937         -0-          -0-

--------

* After giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger.


Employment Agreements

   Dennis I. Schneider, Ariel's Chief Executive Officer, is employed under an employment agreement effective May 31, 2000 for a term ending December 31, 2001, pursuant to which he is paid a base salary of $275,000. He is eligible for a bonus of up to an additional $137,500 based on the achievement if goals set annually by the Board of Directors. Upon execution of the agreement, Mr. Schneider was granted an additional 14,800 stock options at $0.17 per share, after giving effect to the one for 20 reverse stock split, 6,650 of which were vested as of December 31, 2000. The balance will vest at December 31, 2001, or sooner based upon performance goals.


   Carlos G. Borgialli, Ariel's Vice President of Engineering, is employed under a three-year employment agreement effective May 4, 1999 pursuant to which he is paid a base salary of $170,000, subject to annual review, and is eligible for an incentive bonus of up to $30,000 based upon the attainment of certain goals. Mr. Borgialli was also granted 2,500 common stock purchase options, after giving effect to the one for 20 reverse stock split, pursuant to his employment agreement.


   Anthony M. Agnello, Ariel's Chairman, resigned as Chief Executive Officer in December 1999 upon the appointment of Jay Atlas as Ariel's Chief Executive Officer and President. Mr. Agnello's employment agreement provided for an annual salary of $200,000 and bonus to be determined annually at the discretion of the board. Upon his resignation as Chief Executive Officer, Mr. Agnello entered into a two-year consulting agreement pursuant to which he is paid $50,000 per year. Mr. Agnello resigned as Chief Executive Officer effective upon Mr. Atlas' appointment as Chief Executive Officer in December 1998. Ariel entered into an agreement with Mr. Agnello in December 1998 providing for a one time severance payment of $600,000 in March 1999 and the issuance of 5,000 common stock purchase options at $0.12 per share, after giving effect to the one for 20 reverse stock split. His non-competition and non-solicitation agreements have been extended through December 2001.


   Richard W. Flocco has a Severance Agreement with Ariel with an effective date of January 5, 2001. This severance agreement provides that if Mr. Flocco's employment at Ariel is terminated as a result of the elimination of his position due to a "change in control" and such termination was not for cause, he is entitled to receive certain severance benefits, which include six months of his salary and immediate vesting of any outstanding stock options that he holds. A "change in control" is defined in this severance agreement as occurring upon purchase of Ariel's common stock in a tender or exchange offer, an approval by the stockholders of a merger, consolidation, reorganization, liquidation, dissolution or sale of all or substantially all of Ariel's assets, or upon a change in the Chief Executive Officer of Ariel or Mr. Flocco's immediate supervisor.

   Mr. Gene M. Corrado has no employment agreement though he has entered into a Non-disclosure, Noncompetition and Non-solicitation agreement pursuant to which while employed by Ariel and for specified periods of time after termination, he has agreed that he will not disclose any of Ariel's confidential information or trade secrets, solicit any of Ariel's customers or employees or compete with Ariel.

   Severance Packages. Messrs. Schneider, Borgialli and Agnello have executed non-competition and non-solicitation agreements and are subject to non-competition and non-solicitation provisions in their employment agreements pursuant to which for a specified period following the termination of their employment, they have agreed not to solicit any of Ariel's customers or employees or to become associated with any of Ariel's competitors.

   Pursuant to Mr. Schneider's employment agreement, Ariel has the right to terminate his employment for "cause" or as a result of the employee's disability. Upon the early termination of his employment agreement, by Ariel without cause or by Mr. Schneider for "good reason", Mr. Schneider is entitled to receive one year of his annual salary and one year of benefits, and a pro rata portion of his bonus (which cannot be less than 25% of the bonus that Ariel granted him during the previous fiscal year), payable within six months of termination. In addition, in the event of a change in control, Mr. Schneider is entitled to accelerated vesting of options. A "change in control" includes an acquisition of 15% or more of Ariel's voting securities by any person, changes in the composition of the board of directors, or an approval by the stockholders of a merger, consolidation, reorganization, liquidation, dissolution or sale of all or substantially all of Ariel's assets.

   Jay Atlas served as Ariel's Chief Executive Officer from December 1998 through May 2000, at which time he and Ariel mutually agreed to terminate the employment relationship and enter into a separation agreement on May 18, 2000. That agreement provided that Mr. Atlas would be paid severance in accordance with the provisions of his employment agreement of December 21, 1998 of one years salary, a pro rata portion of his earned bonus and other pre-termination benefits. Mr. Atlas continues as a Director of Ariel through his elected term. The agreement became effective on May 31, 2000 at which time Mr. Atlas resigned and Mr. Schneider assumed the position of Chief Executive Officer.

   Pursuant to Mr. Borgialli's employment agreement, Ariel has the right to terminate his employment for "cause" or as a result of the employee's disability. Upon the early termination of his employment agreement, by Ariel without cause or by Mr. Borgialli for "good reason" or due to a change in control, Mr. Borgialli is entitled to receive one-half of his annual salary payable within six months of termination. In addition, in the event of a change in control, Mr. Borgialli is entitled to accelerated vesting of options. A "change in control" includes an acquisition of 15% or more of Ariel's voting securities by any person, changes in the composition of the board of directors, or an approval by the stockholders of a merger, consolidation, reorganization, liquidation, dissolution or sale of all or substantially all of Ariel's assets.

   John R. Loprete has a Severance Agreement with Ariel with an effective date of December 1, 2000. This severance agreement provides that if Mr. Loprete's employment at Ariel is terminated as a result of the elimination of his position due to a "change in control" and such termination was not for cause, he is entitled to receive certain severance benefits, which include six months of his salary and immediate vesting of any outstanding stock options that he holds. A "change in control" is defined in this severance agreement as occurring upon purchase of Ariel's common stock in a tender or exchange offer, an approval by the stockholders of a merger, consolidation, reorganization, liquidation, dissolution or sale of all or substantially all of Ariel's assets, or upon a change in the Chief Executive Officer of Ariel or Mr. Loprete's immediate supervisor.

   As part of the merger, it is expected that Mr. Schneider, Mr. Borgialli, Mr. Loprete, Mr. Flocco and Mr. Corrado will enter into new employment agreements with the combined company, to be effective at the time the merger is consummated, pursuant to which the employees commit to working for a minimum of two years after the effective time of the merger, however, the combined company can terminate the employees' employment for any reason at any time. At the expiration of this two year term, the employment contracts will automatically renew for additional one year periods, unless either parties gives notice otherwise. If the employees are terminated without cause within the initial two-year term, the employee will be entitled to a maximum of six months of their salary as severance pay and accelerated vesting of certain options, and if terminated without cause after the initial two-year term, the employee will be entitled to a maximum of three months salary as severance pay and accelerated vesting of options. The agreement contemplates repricing the employee's options if the combined company adopts such a plan. The employees also agree to waive certain accelerated vesting rights they have with respect to their options and agree to a new vesting schedule for options that are unvested at closing. This agreement places a non-compete prohibition on employees for one year after their termination of employment. Mr. Schneider's agreement also calls for the company to pay his commuting expenses from New Hampshire and for a bonus of up to 50% of his base salary upon the achievement of certain goals and objectives.

The 1992 Stock Option and Restricted Stock Plan

   During 1992, the board of directors approved, and Ariel's stockholders ratified, the adoption of the 1992 stock option and restricted stock plan. The plan provided for a maximum of 30,000 shares of Ariel's common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, to be issued to employees, directors and consultants in connection with stock option grants or restricted stock awards.


   During 1994, Ariel granted a total of 1,344 options under the plan, after giving effect to the one for 20 reverse stock split, entitling the holders to acquire an equal number of shares of Ariel's common stock at an exercise price per share of $0.12 or $0.13. The options vest over a four-year period.


   Effective October 31, 1994, the board terminated the plan and, accordingly, no additional options or awards will be issued under the plan. At December 31, 2000, 1,131 options remain outstanding, after giving effect to the one for 20 reverse stock split.


The 1994 Stock Option Plan

   In 1994, the board of directors approved, and Ariel's stockholders ratified, the adoption of the 1994 stock option plan. The plan provides for a maximum of 25,000 shares of Ariel's common stock, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger, to be issued to employees, directors and consultants in connection with stock option grants. Stock options are granted by the board or a committee appointed by the board. Each stock option entitles the holder to acquire an equal number of shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant as determined by the board and 110% of the fair market value for an employee who owns 10% or more of Ariel's common stock. The board will determine the stock option vesting period and expiration date not to exceed ten years from the date the stock options were granted. At the discretion of the board, Ariel may make loans to employees in order to enable them to exercise their stock options. The plan also provides for the board, at its discretion, to accelerate the vesting of all outstanding stock options so that they become fully and immediately exercisable.


   During October 1994, Ariel granted 7,500 stock options from the plan to three members of Ariel's advisory board. Each stock option entitles the holder to acquire one share of Ariel's common stock at exercise prices, per share, of $0.13 for 3,750 stock options and $0.30 for the remaining 3,750, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger. All stock options are immediately exercisable and expire three years from the date of grant. Since Ariel's initial public offering in January 1995 and pursuant to the underwriting agreement Ariel entered into at the time, no options can be granted under the 1994 plan at an exercise price of less than $4.00.

   All outstanding options vest over periods ranging from immediate vesting to four years and have ten-year terms. At December 31, 2000, 60 options remain outstanding, after giving effect to the one for 20 reverse stock split.


1995 Stock Option Plan

   In 1995, the board of directors adopted Ariel's 1995 incentive stock option plan, which was approved by Ariel's stockholders at the annual meeting of stockholders on May 14, 1996. The stockholders ratified an amendment to the plan at the annual meeting of stockholders held on June 23, 1999, increasing the number of shares issuable under the plan from 85,000 to 110,000, after giving effect to the one for 20 reverse stock split.


   The board believes that the plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the plan, options to purchase a maximum aggregate of 110,000 shares of Ariel's common stock, after giving effect to the one for 20 reverse stock split, may be granted.


   During 2000, Ariel granted a total of 52,212 options, after giving effect to the one for 20 reverse stock split, entitling the holder to acquire an equal number of shares of Ariel's common stock at exercise prices ranging from $0.06 to $0.41. The options vest over periods ranging from immediate vesting to four years and have ten-year terms. At December 31, 2000, 65,334 options remain outstanding, after giving effect to the one for 20 reverse stock split.


   The plan is administered by the board of directors, which may delegate its powers to a committee of directors. The board is generally empowered to interpret the plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are granted and determine the number of shares subject to each option and the applicable exercise price. Upon exercise of an option, the optionee may pay the exercise price with previously acquired securities of Ariel, or at the discretion of the board, Ariel may loan a portion or all of the purchase price to the optionee.

   Options are exercisable for a term determined by the board, which cannot be greater than ten years from the date of grant. Options may be exercised only as long as the original grantee maintains a relationship with Ariel which confers eligibility to be granted options, or within three months after termination of a relationship with Ariel, or for up to one year following death or total and permanent disability. In the event of the termination of the relationship between Ariel and the original grantee for cause, all options granted to that original optionee terminate immediately. In the event of certain changes affecting Ariel, including a change in control, and in the discretion of the board, each option may become fully and immediately exercisable. Incentive stock options are not transferable other than by will or the laws of descent and distribution. Non-qualified stock options may be transferred to the optionee's spouse or lineal descendants, subject to certain restrictions. Options may be exercised during the holder's lifetime only by the holder or his or her guardian or legal representative.

   Options granted pursuant to the plan may be designated as incentive stock options, with the attendant tax benefits provided under Sections 421 and 422 of the Internal Revenue Code of 1986. Accordingly, the plan initially provided that the aggregate fair market value (determined at the time an incentive stock option is granted) of the common stock subject to incentive stock options exercisable for the first time by an employee during any calendar year (under all of Ariel's plans or those of any of Ariel's subsidiaries) may not exceed $100,000. The board may modify, suspend or terminate the plan; provided, however, that material modifications affecting, and any changes in, the plan must be approved by the stockholders. Any change in the plan that may adversely affect an optionee's rights under an option previously granted under the plan requires the consent of the optionee.

Non-Plan Options

   During 2000, Ariel granted 15,575 stock options, after giving effect to the one for 20 reverse stock split, to employees and outside consultants. The options were issued outside the 1995 plan and entitle the holders to acquire an equal number of shares of Ariel's common stock at exercise prices ranging from $0.14 to $0.39, after giving effect to the one for 20 reverse stock split. The options vest over periods ranging from immediate vesting to four years and have ten-year terms. At December 31, 2000, a total of 47,562 non-plan options remain outstanding, after giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger.


1996 Directors Plan

   The 1996 directors plan was adopted by the board of directors on January 24, 1996 and approved by the stockholders at the annual meeting of stockholders held on May 14, 1996. This plan provides for the issuance of up to 12,500 stock options, after giving effect to the one for 20 reverse stock split, to non-employee directors. At the annual meeting of stockholders held on June 24, 1998, the stockholders ratified an amendment to the plan increasing the number of issuable shares to 22,500, after giving effect to the one for 20 reverse stock split. The plan is administered by a committee appointed by the board of directors and is effective for a period of ten years from the date it was adopted. The plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974.


   At June 30, 2001, 21,050 options remain outstanding pursuant to the 1996 directors plan, after giving effect to the one for 20 reverse stock split. The ability of a grantee to purchase the common stock under the 1996 directors plan is terminated if his or her service is terminated, provided that in certain circumstances the grantee or his estate will have the right to purchase the common stock after termination of service for a limited period of time. The right to acquire common stock is not transferable except in the event of death of the grantee. In the event that a reorganization, merger, consolidation, reclassification, recapitalization or capital adjustment including a stock dividend or other similar change in Ariel's common stock, the committee will adjust the number and kind of shares that may be acquired under the 1996 directors plan. Common stock that may be acquired under the 1996 directors plan may be acquired by the surrender of other shares of common stock owned by a director or the surrender of an unexercised portion of the right to acquire common stock under the 1996 directors plan.


Report on Repricing of Stock Options

   Stock options were granted under the 1994 and 1995 stock option plans to many of Ariel's employees from June 1995 through July 1998 with exercise prices ranging from $0.23 to $0.59 per share, after giving effect to the one for 20 reverse stock split. Subsequent to these grants the market price of Ariel's common stock suffered a significant decline. In order to ensure that the options previously granted would provide a meaningful incentive to motivate and retain employees, employees were given the opportunity to cancel those options and receive in exchange a like number of options granted as of November 15, 1998 with an exercise price of $0.20, after giving effect to the one for 20 reverse stock split, providing for a newly commenced vesting period as of the repricing date.


Security Ownership of Certain Beneficial Owners and Management

   The following table sets forth information regarding beneficial ownership of Ariel's common stock as of June 30, 2001 by: (i) each stockholder known by Ariel to be the beneficial owner of 5% or more of the outstanding common stock,
(ii) each director and executive officer of Ariel individually, and (iii) all directors and executive officers as a group. Except as otherwise indicated in the footnotes below, Ariel believes that each of the beneficial owners of the common stock listed in the table, based on information furnished by that owner, has sole investment and voting power with respect to those shares.

   Ariel is not aware of any individual or group of individuals that is the beneficial owner of more than 5% of its common stock, other than Mr. Agnello, Ariel's Chairman and former Chief Executive Officer. Unless otherwise specified, the address of the principal stockholders is to Ariel Corporation, 2540 Route 130, Cranbury, NJ 08512.


                                                        Number of
                                                          Shares
                                                       Beneficially
   Directors and Executive Officers                      Owned**    Percentage
   --------------------------------                    ------------ ----------
   Anthony M. Agnello................................     36,300(1)     5.6%
   Dennis I. Schneider...............................     16,650(2)     2.5%
   Esmond T. Goei....................................      3,250(3)      *
   Ira H. Fuchs......................................      2,500(3)      *
   Harold W. Paul....................................      2,250(4)      *
   Robert F. Burlinson...............................      2,500(3)      *
   Jay H. Atlas......................................     11,812(5)     1.8%
   Carlos G. Borgialli...............................      4,062(5)      *
   John R. Loprete...................................      1,700(6)      *
   Gene Corrado......................................        750(5)      *
   Richard Flocco....................................      1,750(7)      *
   All officers and directors as a group (eleven
    people)..........................................     83,525       12.6%

--------
*    Less than l%.

** After giving effect to the one for 20 reverse stock split which is expected to occur immediately prior to the effective time of the merger.


(1)  Includes 8,750 shares, subject to presently exercisable options.


(2)  Includes 16,150 shares, subject to presently exercisable options.


(3) All shares beneficially owned by Messrs. Goei, Burlinson and Fuchs reflect options issued in exchange for their services as directors.

(4)  All shares shown are subject to presently exercisable options.

(5)  All shares shown are subject to presently exercisable options.

(6)  Includes 1,500 shares, subject to presently exercisable options.


(7)  Includes 1,525 shares, subject to presently exercisable options.


Certain Relationships and Related Transactions

   In June 1998, Ariel entered into an agreement to sell Ariel's Communications Systems Group to Cabletron Systems for approximately $33,500,000 net of amounts paid to engineers and other members of the group which were paid directly to them by Cabletron. As part of the transaction, Ariel paid bonuses to three directors who played an integral role in the transaction. These bonuses included $950,000 to Mr. Agnello, $140,000 to Theodore Coburn and $75,000 to Robert Ranalli, a director until September 1999. In addition, Ariel paid Etienne Perold a fee of $1,541,673 for his consulting services in the transaction. Mr. Perold was a director at the time he performed these services.

   Mr. Agnello, Ariel's chairman, entered into a consulting agreement with Ariel in January 1999 to provide management advisory services. Pursuant to that agreement Mr. Agnello was paid $54,166 for those services for the year ended December 31, 1999 and $25,000 for the year ended December 31, 2000.

   Paul & Rosen LLP, a law firm of which Mr. Paul, also one of Ariel's directors, is a partner, received fees of approximately $113,000, $120,000 and $124,000 for the years ended December 31, 2000, 1999 and 1998, respectively. These fees were for legal services which it performed on Ariel's behalf.

   Mr. Perold, who was a director until the 1999 annual stockholders meeting, has provided Ariel management advisory services. Fees incurred for the year ended December 31, 1998, 1997 and 1996 were approximately $450,000, $218,000 and $208,000, respectively, and $104,000 for the six months ended June 30, 1998. No fees were incurred for the six months ended June 30, 1999. In addition, in December 1998, Mr. Perold received 4,000 immediately exercisable
stock options, after giving effect to the one for    reverse stock split, for
his management advisory services. Mr. Perold had an outstanding loan of $100,000 owed to Ariel as of December 31,1998, which was repaid in full in January 1999.


   Brown, Coburn & Co., of which Mr. Coburn, one of Ariel's directors until September 1999, is a co-founder and principal, received fees of $156,200, $88,000 and $23,000 for the years ended December 31, 1998, 1997 and 1996, respectively, and $40,211 and $60,701 for the six months ended June 30, 1999 and 1998, respectively, in connection with investment banking advisory services. In addition, 2,000 stock options, after giving effect to the one for 20 reverse stock split, previously granted to Mr. Coburn for investment banking advisory services, 1,000 in each of July 1996 and May 1997, vested during 1998.

   In February 1999, Ariel entered into a consulting agreement with GIOS Incorporated to advise Ariel's senior management in connection with the installation of new product development process capabilities, including assessing process issues and providing strategic decision support. GIOS was co-founded in September 1998 by Dennis Schneider, Ariel's Senior Vice President-- Marketing. The agreement provides that Mr. Schneider will represent only Ariel's interests during the course of the consulting relationship. Compensation to GIOS under the agreement is $2,000 per day, three days per week for the first month of the agreement, and $1,750 per day for the remainder of the relationship, with specific time commitments to be negotiated by the parties. At December 31, 1999, Ariel had paid approximately $106,000 to GIOS for consulting services.

Sales Consulting Services

   Mr. Atlas, a director and former executive officer of Ariel, entered into a consulting relationship with Ariel in June 2000 to provide sales consulting services. Fees received for those services for the year ended December 31, 2000 were approximately $137,000.

   Ariel believes that the transactions described above were on terms no less favorable than could have been obtained from unaffiliated third parties.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARIEL

   The discussion and analysis below should be read in conjunction with the Financial Statements of Ariel and the accompanying notes set forth on pages F-1 through F-33.

Overview

   Ariel is a provider of open systems-based digital remote access equipment to ISPs. Ariel's remote access equipment is compatible with open systems platforms running a variety of popular operating systems, including Windows NT and Linux, and enables ISPs to build reliable, scalable and easy to manage networks at a cost that is significantly below other available alternatives.

   Historically, Ariel's core strength has been supplying digital signal processing-based (DSP) sub-systems to original equipment manufacturers and government contractors. Ariel's DSP original equipment manufacturer products are incorporated into a variety of applications, including medical instrumentation, machine vision, professional audio, sonar, radar and multimedia.


   In 1996, Ariel formed a communications systems group to begin development of an Asymmetrical Digital Subscriber Line ("ADSL") carrier-class product targeting the needs of major telecommunications and network service providers. As a result of Ariel's strategic decision to reposition itself in 1997, Ariel decided to sell its communications systems group, and in September 1998 Ariel completed the sale of the group's assets to Cabletron Systems, Inc. for approximately $30 million.

   In 1997, Ariel also announced its intention to focus on the remote access equipment market through product offerings that provide high density and cost-effective remote access solutions based on industry standard PC platforms. Ariel developed the T1 Modem and Tl Modem Plus products, Windows NT-based remote access solutions, for this market. Target customers for these products were original equipment manufacturers that wanted to integrate remote access capability into their computers. A major PC manufacturer, Compaq, adopted the Tl Modem Plus remote access solution in March 1998.


   By late 1998, widespread use of the Internet and improved Internet security led enterprises to outsource their remote access needs to ISPs. This led to the decline of Compaq's primary remote access market, the enterprise remote access market, and Ariel's revenues from Compaq decreased from a total of $4.4 million in 1998 to zero for the periods ended December 31, 2000 and December 31, 1999.

   Ariel's ability to successfully execute its new business strategy is critical to the future performance of its business. During the second quarter of 1999 Ariel changed its business strategy to focus on the ISP market following the decline of the enterprise remote access market and Ariel continued to focus on ISPs through 2000. Historically, Ariel has derived substantially all of its revenues from product sales to original equipment manufacturers and PC manufacturers. As Ariel focuses its efforts on the ISP market, Ariel expects sales to original equipment manufacturers to represent a declining percentage of its total revenue in the future if Ariel's business strategy is successful. Because the ISP market is a new market for Ariel, and the equipment Ariel has developed for that market has only recently been introduced, Ariel has limited experience in selling its products. Currently, only a limited number of ISPs have purchased Ariel's product.


   To expand Ariel's international operations, in November 1998 Ariel acquired all of the outstanding common stock of Solutions for Communications and International ISDN, S.A. (Scii) headquartered in Paris, France. The transaction was accounted for using the purchase method of accounting and consideration, including related transaction costs, consisted of $3,389,029 in cash.

   Revenue is derived from the sale of hardware and software products for DSP and remote access applications. Ariel's customers consist primarily of original equipment manufacturers, computer equipment distributors and ISPs. Ariel recognizes revenue at the time the product is shipped to the customer when there is no additional significant post-contract customer support obligation.

Results of Operations

   The following table sets forth statements of operations data as a percentage of sales for the periods indicated.

                                                               Three Months
                                                                Ended March
                              Year Ended December 31,               31,
                          -----------------------------------  --------------
                          1996   1997   1998    1999    2000    2000    2001
                          -----  -----  -----  ------  ------  ------  ------
Sales.................... 100.0% 100.0% 100.0%  100.0%  100.0%  100.0%  100.0%
Cost of goods sold.......  49.7   54.4   68.6    43.8    56.2    41.9    70.9
                          -----  -----  -----  ------  ------  ------  ------
    Gross profit.........  50.3   45.6   31.4    56.2    43.8    58.1    29.1
Operating Expenses:
  Selling and marketing..  30.3   33.3   30.2    48.5    71.0    61.1   120.8
  General and
   administrative........  49.0   46.5   55.7    62.9    78.3    70.9   219.5
  Research and
   development...........  44.2   62.0   38.5    48.9    66.5    61.8   123.7
  Restructuring charge...   0.0    2.9    0.0     3.2    29.4     0.0     0.0
                          -----  -----  -----  ------  ------  ------  ------
    Total operating
     expenses............ 123.5  144.7  124.4   163.5   245.2   193.8   464.0
Loss from operations..... (73.3) (99.1) (93.0) (107.3) (201.4) (135.7) (434.9)
Gain on sale of assets...   0.0    0.0  169.3     0.0     0.0     0.0     0.0
Total other income
 (expense)...............   5.7    2.5   (5.0)   (0.2)    0.7      *     (1.7)
Income/(loss) before
 income taxes............ (67.5) (96.7)  71.3  (107.5) (200.7) (135.7) (436.6)
Income tax expense
 (benefit)...............   0.0    0.0    2.1     0.0    (5.3)    0.0     0.0
Net income/(loss)........ (67.5) (96.7)  69.2  (107.5) (195.4) (135.7) (436.6)

--------
*  Less than 0.1%

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Worldwide sales were $8,007,074 for the year ended December 31, 2000, a decrease of $3,619,472 compared to net sales of $11,626,546 for the year ended December 31, 1999. Domestic sales were $7,075,431 for the year ended December 31, 2000 compared to $10,459,550 for the year ended December 31, 1999. In 1998 Ariel began a shift from digital signal processing (DSP) to products and markets for dial-up remote access equipment (RAS). Initially Ariel pursued the RAS market though sales to manufacturers that focused primarily on selling remote access equipment to business enterprises. During 1999 Ariel shifted its sales and marketing efforts to focus mostly on Internet service providers
(ISPs) who account for an increasing amount of RAS equipment purchases. The domestic sales decrease of $3,384,119 was due to reduced demand for Ariel's DSP products from original equipment manufacturers resulting from this shift. Those decreases were partially offset by sales of Ariel's RAS products to ISPs. International sales were $931,643 for the year ended December 31, 2000 including U.S. exports of $489,354 and sales from European operations of $442,289 as compared to $1,166,996 for the same period of 1999. The decrease of $235,353 over prior year reflects an increase of US exports of RAS products, offset by a decrease in sales of BRI products at international subsidiaries.

   Gross profit decreased by $3,021,262 to $3,509,270 for the year ended December 31, 2000 from $6,530,532 for the year ended December 31, 1999. Gross profit was reduced by approximately $1,500,000 for additional inventory reserves recorded during the period. Ariel introduced the RS4200 in the fall of 1999, which has improved price and performance over the RS2000. The RS4200 began shipping in March of 2000. As a result, on hand quantities of the RS2000 are in excess of future demand and reserves to write off approximately $1,100,000 of excess RS2000 inventory have been recorded through the year ended December 31, 2000. The remaining value of RS2000's in inventory is approximately $200,000 at December 31, 2000. Ariel will continue to review expected demand and adjust the carrying value of inventory as necessary. Additionally, certain older DSP products are expected to be in excess of future demand and reserves of $400,000 were recorded during the year ended December 31, 2000 to write-off excess material. The decrease in

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gross profit percentage was also impacted by certain fixed manufacturing overhead costs on reduced sales volume for the period. The decrease was partially offset by the shipment of approximately $634,000 in products during the period, which had been previously written down, resulting in higher margins on those products for the current period. Gross profit percent for the year ended December 31, 2000 was 54.6% before giving effect to these write downs and sale of products previously reserved.

   Sales and marketing expenses were $5,683,349 for the year ended December 31, 2000 compared to $5,634,070 for the year ended December 31,1999. The increase of $49,279 includes a decrease in sales commission of approximately $274,000 due to lower revenues as well as a reduction in wages and recruiting costs of approximately $249,000 resulting from a restructuring of the sales organization completed in August of 1999. Those decreases were partially offset by increases in public relations and investor relations of approximately $566,000.

   General and administrative expenses were $6,277,270 for the year ended December 31, 2000 compared to $7,312,680 for the year ended December 31, 1999. The decrease of $1,035,409 reflects a reduction in amortization expense of approximately $447,000 for the year ended December 31, 2000 as compared to the year ago period. Those decreases were due to the write-down of goodwill related to Ariel's French subsidiary, taken in the second quarter of 2000. Additionally, reserves for un-collectible accounts decreased by $177,000 year over year and cost incurred for recruiting and investor relations were approximately $144,000 and $188,000 less, respectively, for the year ended December 31, 2000 versus the same period last year. During fiscal year 2000, Ariel further reduced costs related to its European operations, which contributed approximately $339,000 to the overall decrease in general and administrative expenses over the prior year period. Those decreases were partially offset by approximately $156,000 related to the amortization of non-cash financing cost; $45,000 in expenses related to the closing of Ariel's San Diego office and, $55,000 of additional rental charges related to Ariel's corporate headquarters in Cranbury, New Jersey.

   Research and development expenses were $5,321,127 for the year ended December 31, 2000 compared to $5,688,414 for the year ended December 31, 1999. The decrease of $367,287 is comprised primarily of decreases in salaries and related expenses of $469,000, as well as a reduction in cost for recruiting of approximately $54,000. Those decreases were offset by increases in research and development consultants of approximately $208,000.

   During fiscal year 2000, Ariel further reduced costs related to its European operations, which contributed approximately $263,000 to the overall decrease in research and development expenses over the prior year period. Those decreases were offset by increases in depreciation and maintenance of approximately $103,000 for test lab equipment acquired in October 1999, as well as labor and material costs of approximately $380,000 for engineers related to development of Linux related software and Ariel's SS7 Gateway enabled remote access products. Variances in research and development labor costs reflect a trend in the engineering job market of acquiring engineering resources through independent contractors rather than full time employees.

   In June 2000 the board of directors approved a plan to phase out Ariel's low end products and reduce ongoing investment in these products in Europe. The plan is expected to yield savings of approximately $185,000 and $330,000 in 2000 and 2001, respectively. Accordingly, Ariel recorded a special charge of approximately $1,546,000 for the impairment of goodwill associated with Ariel's 1998 acquisition of SCii Telecom, S.A. (see note 3 to the financial statements).


   In addition, effective May 31, 2000 Ariel terminated the employment of Jay Atlas, its president and Chief Executive Officer, and entered into a termination and separation agreement with Mr. Atlas. As a result of Mr. Atlas' termination agreement, Ariel recorded a charge of $810,515, which reflects severance and related employee benefits payments of $306,145 and an estimated value of $504,370 for the extension of stock options that vested during Mr. Atlas' employment. As of December 31, 2000, $157,597 of the accrued severance has been paid.


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   Interest expense was $373,092 for the year ended December 31, 2000 as compared to interest expense of $527,611 for the year ended December 31, 1999. Interest expense in both periods consisted primarily of interest on the term and revolving credit notes outstanding under Ariel's credit facility with Transamerica. The reduction in interest expenses was due to a reduction in debt of approximately $1.9 million during 2000. Interest income for the year ended December 31, 2000 of $372,984 was down from $440,477 for the year ending December 31, 1999 due to lower investment income as a result of declining cash balances in 2000.

   There was no tax provision for the year ended December 31, 2000 and 1999 due to losses reported for that period.

   Ariel qualified for the sale of certain net operating tax losses and research and development credits under a New Jersey economic incentive program. A benefit of $423,938 was recognized in November 2000 upon the sale of research and development credits under the program.

   For the foregoing reasons Ariel incurred a net loss of $15,648,052 for the year ended December 31, 2000 as compared to losses of $12,499,815 for year ended December 31, 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Worldwide sales were $11,626,546 for the year ended December 31, 1999, a decrease of $5,819,283 compared to net sales of $17,445,829 for the year ended December 31, 1998. Domestic sales were $10,459,550 for the year ended December 31, 1999 compared to $15,720,887 for the year ended December 31, 1998, a decrease of $5,207,214. The decrease is related to widespread use of the Internet and improved Internet security by late 1998. As a result, enterprises, who had met remote access needs through PC Integrators such as Compaq Computers, outsourced their remote access need to Internet Service Providers
(ISPs). The decrease in sales attributable to this shift included a decrease of approximately $4.2 million in sales to Compaq, a major PC Integrator customer, who had discontinued its networking group. Other PC Integrators selling to the enterprise market comprised the remaining 1999 domestic sales variances from the previous year.

   International sales were $1,166,996 for the year ended December 31, 1999 including U.S. exports of $769,531 and sales from European subsidiaries of $397,465 compared to international sales of $1,724,942 for 1998. The decrease is attributable to a reduction in demand by Merging Technologies, Inc. an original equipment manufacturer customer for Ariel's audio mixing product, as well as a reduction in sales of T1 Modem Plus products due to the release of Ariel's RS2000 product. Those decreases were partially offset by sales from Ariel's European subsidiaries.


   Gross profit increased by $1,049,923 or 19% to $6,530,532 for the year ended December 31, 1999 from $5,480,609 for the year ended December 31, 1998. Gross profit margin was 56% for the year ended December 31, 1999 compared to 31% for the year ended December 31, 1998. The increase in gross profit margin as a percent of sales reflects the continued shift in product mix from lower margin shipments to PC integrators to shipments to original equipment manufacturer's customers that carry higher gross margins. 1999 gross profit was reduced by $195,000 for the write-down of RS2000 inventory. Ariel introduced the RS4200 in the fall of 1999 which has improved price and performance compared to the RS2000. Consequently, sales of the RS2000 may be affected. As a result, price reductions are planned and a write-down to affect lower of cost or market valuation was applied. Additionally, 1998 profit margins reflect a charge of approximately $2.0 million for the write-down of certain inventory primarily related to T1 Modem+ and RS1000 products. The write-down was the result of a substantial reduction in demand from several major customers including Compaq. Ariel negotiated additional sales with Compaq in the fourth quarter of 1998 and has sought new markets for these products. However, due to the introduction of Ariel's next generation RS2000 product family in September 1998, and Ariel's change in focus from enterprise customers to ISPs, management expected substantially reduced demand for these products from Compaq and other T1-Modem+ customers in 1999 and beyond. Consequently, current inventory levels are projected to be in excess of expected future consumption. 1998 gross profit margins were 42.9% before this write-down.



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   Sales and marketing expenses were $5,634,070 or 48% of sales for the year ended December 31, 1999 compared to $5,265,542 or 30% of sales for the year ended December 31,1998. The increase of $368,528 reflects incremental spending in 1999 of $391,331 for advertising, and marketing programs related primarily to the launch of Ariel's ISP PowerPOP architecture and $459,598 for European operations. Those increases were offset by decreases in commissions of $128,383 and related sales travel of $25,046 due to lower sales volume. Additionally, depreciation was reduced by $214,289 due to the disposition of certain trade show and demonstration material resulting from Ariel's market shift.

   General and administrative expenses were $7,312,680 for the year ended December 31, 1999 compared to $9,710,275 for the year ended December 31, 1998. The decrease of $2,397,595 is due in part to infrequent expenses recorded in 1998. Those expenses included bonuses paid in September 1998 of $1.1 million in connection with the sale of Ariel's CSG group in that month and a reduction in staff salaries as a result of the sale. Other non-recurring expenses in 1998 included approximately $842,000 related to severance and separation agreements with respect to an officer of Ariel and a consultant, $175,000 related to the settlement of a licensing dispute and $292,923 of warranty expense related to the return of certain equipment from a major customer. Additionally, 1998 general and administrative expenses included a provision for doubtful accounts for Hayes Microcomputer, Inc. and its affiliates when Hayes filed for bankruptcy protection. Accordingly, provisions for doubtful accounts decreased by approximately $231,000 as compared to the year ended December 31, 1999. Additional expense reductions include a decrease of approximately $1,170,000 in consulting fees resulting from the termination of consulting agreements early in 1999. Those decreases were partially offset by an increase of $588,734 in general and administrative expenses and $918,572 in amortization of goodwill related to Ariel's European subsidiaries acquired in November 1998, (see Note 3 to the financial statements).


   Research and development expenses were $5,688,414 or 49% of sales for the year ended December 31, 1999 compared to $6,722,905 or 39% of sales for the year ended December 31, 1998, a decrease of $1,034,491. Expenses declined by $2,309,430 from the same period in 1998 due to the sale of Ariel's Communications Systems Group (CSG) to Cabletron in September 1998. 1998 R&D expenses also included in-process research and development costs of $297,330 related to the acquisition of SCii Telecom, SA in November 1998, (see Note 3 to the financial statements). These decreases were offset by an increase in research and development of $667,932 resulting from investments in products and technologies at this subsidiary. Additionally, expenses increased due to bonuses paid to engineers in conjunction with employment contracts of approximately $885,000.

   With Ariel's decision to focus on the ISP market and in combination with its newly created sales channel through KeyLink Systems, Ariel terminated the employment agreement of Brian Hoerl, its Vice-President of original equipment manufacturer Sales and entered into a termination agreement with Mr. Hoerl effective August 20, 1999. Two additional field sales-reps were also terminated in the third quarter of 1999. As a result, Ariel recorded a restructuring charge in September 1999 of $369,528, which reflects severance and related benefits payments.


   Interest expense of $527,611 for the year ended December 31, 1999 consisted primarily of interest on the term and revolving credit notes outstanding under Ariel's credit facility with Transamerica. Interest expense of $1,371,970 for the year ended December 31, 1998 included interest related to the Transamerica facility as well as a one-time charge of $750,000 in accordance with the terms of a $2.0 million bridge loan drawn down on February 19, 1998 against the anticipated proceeds of the sale of the Communications Systems Group. Interest income of $440,477 and $432,596 for the years ended December 31, 1999 and 1998 respectively consisted of income from the investment of Ariel's cash.

   There was no tax provision for the year ended December 31, 1999 due to losses reported for that period. For the year ended December 31, 1998 a tax provision of $368,632 was recorded to reflect Ariel's estimated federal and state income tax liability for 1998 income. This liability was partially offset by the use of the net operating losses Ariel incurred in previous years. Alternative minimum tax rules limit the use of those operating losses to entirely offset Ariel's 1998 income tax liability.

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   For the foregoing reasons Ariel reported a net loss of ($12,499,815) for the year ended December 31, 1999 as compared to net income of $12,076,506 for the year ended December 31, 1998.

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

   Worldwide sales were $881,656 for the three months ended March 31, 2001, a decrease of $1,190,565 compared to net sales of $2,072,221 for the three months ended March 31, 2000. Domestic sales were $797,346 for the three months ended March 31, 2001 compared to $1,797,907 for the three months ended March 31, 2000. The decrease in sales of $1,000,561 was attributable to a decrease in sales of older DSP products to original equipment manufacturers. In June 2000 Ariel notified its customers that it would no longer offer certain older DSP products due to the lack of availability of component parts and the prohibitive cost of production, testing and technical support for these older products. Therefore, these products could no longer be made generally available after December 31, 2000. This caused a one-time increase in orders and sales for these products in the second half of 2000 and a larger relative decline in original equipment manufacturer revenue in 2001. New original equipment manufacturer projects typically require 18-24 months from the award of a project to the realization of a ramp in revenue. From 1997 through 1998 Ariel curtailed pursuit of new original equipment manufacturer projects while it focused on PC manufacturers. This additionally contributed to decreases in overall original equipment manufacturer revenues. Decreases in original equipment manufacturer revenue were only partially offset by sales of Ariel's RAS products to ISPs due to a sudden and sharp decrease in capital expenditures by Internet Service Providers and telecommunications vendors.


   International sales were $84,310 for the three months ended March 31, 2001 including U.S. exports of $32,576 and sales from European operations of $51,734 compared to $274,314 for the same period of 2000. In June 2000, Ariel decided to phase out low-end basic rate ISDN (BRI) products of its French subsidiary, SCii Telecom SA. The decision was based on reduced sales of BRI products due to the loss of major customers and advances in competing technologies. Accordingly, the decrease of $190,004 reflects a decrease in sales of BRI products.

   Gross profit decreased by $947,699 to $256,148 for the three months ended March 31, 2001 from $1,203,847 for the three months ended March 31, 2000. Gross profit was 29% of sales for the three months ended March 31, 2001 compared to 58% for the three months ended March 31, 2000. The decrease in gross profit was due to the reduced sales of older DSP products. The decrease in gross profit as a percentage of sales is primarily due to the loss of higher gross margin sales to original equipment manufacturer customers for both RAS and DSP products as well as the impact of fixed manufacturing overhead on reduced sales for the period. Reserves for inventory in excess of expected demand did not materially impact gross profit for the three months ended March 31, 2001, however, Ariel continues to review expected demand and adjust the carrying value of inventory as necessary.


   Sales and marketing expenses were $1,064,854 for the three months ended March 31, 2001 compared to $1,266,834 for the three months ended March 31, 2000. The decrease of $201,980 or 16% is primarily due to decreased participation in trade shows during the three months ended March 31, 2001 as compared to the prior year period. Such decreases were related to booth space and travel of approximately $76,000 and $37,000, respectively. Additionally, expenses related to public and investor relations were approximately $63,000 less in the three months ended March 31, 2001 over the prior year period. Decreases in European sales and marketing expenses of approximately $80,000 reflect the discontinuance of both DSP and SCii's BRI products. Such decreases were partially offset by increased salaries and the deployment of product demonstration units of approximately $20,000 and $27,000, respectively.

   General and administrative expenses were $1,935,011 for the three months ended March 31, 2001 compared to $1,468,396 for the three months ended March 31, 2000. The increase of $466,075 is due to the accrual of approximately $582,000 for professional fees related to the merger of Ariel with MAYAN Networks of San Jose, CA (see Note 5 to the financial statements). Other increases included increased directors and officers insurance premiums of $33,330 and increases in reserves for future warranty costs of $40,000. Such

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increases were partially offset by a reduction in amortization expense of approximately $183,000, related to Ariel's November 1998 acquisition of Scii. In February 2001, Ariel reached a settlement totaling $930,000 with SCii's former parent, Alis Technologies, and received approximately $600,000 towards the settlement during the quarter ended March 31, 2001. Proceeds of approximately $565,000 were reflected as an adjustment to the purchase price and offset against remaining goodwill and intangibles at March 31, 2001.


   Research and development expenses were $1,090,516 for the three months ended March 31, 2001 compared to $1,281,626 for the three months ended March 31, 2000, a decrease of $191,110. The decrease is primarily due to the reduction in salaries and related expenses of $196,220 and savings of $66,000 resulting from the discontinuance of both DSP and SCii's BRI products. Such decreases were offset by increases in contract labor and material costs of approximately $72,000 for engineers related to development of Ariel's SS7 Gateway enabled remote access products.

   For the foregoing reasons Ariel incurred a net loss of $3,848,834 for the three months ended March 31, 2001 as compared to losses of $2,960,245 for the three months ended March 31, 2000.

Liquidity and Capital Resources

   Ariel has incurred net losses of approximately $15.6 million and $12.5 million for the years ended December 31, 2000 and 1999, respectively, and $3.8 million for the three months ended March 31, 2001 and expect to incur costs and expenses in excess of revenues as Ariel continues to execute its business strategy in the ISP and original equipment manufacturer markets. Absent the pending transaction with MAYAN Networks Corporation described in Note 20 to the financial statements (which is contingent upon a number of factors), Ariel has limited financial resources available to support its ongoing operations, fund product development programs to develop and market new competitive remote access technology, and pay its obligations as they become due.


   These factors raise substantial doubt concerning Ariel's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should Ariel be unable to continue as a going concern. Ariel's ability to continue as a going concern is dependent upon the ongoing support of Ariel's stockholders, creditors, and certain key customers, the consummation of the pending transaction with MAYAN Networks Corporation (or the closing of similar debt or equity transactions), and/or Ariel's ability to successfully develop and market its remote access products and technology at economically feasible levels in a highly competitive and rapidly changing technology environment.

   Ariel maintains a credit facility with Transamerica Business Credit Corporation. Currently Ariel has a five-year, $3 million term loan ("Term Loan"). As of March 31, 2001, there was $1,653,048 outstanding under the Term Loan. (See Note 3 to the financial statements.)

   Ariel drew down $4 million under the Term Loan on June 12, 1997 when Ariel signed the agreement. Term Loan payments of principal and interest are due in arrears in twenty consecutive quarterly installments, payable on the first day of each calendar quarter commencing October 1, 1997. The interest rate under the term loan is based on the weekly average of the interest rate on five year U.S. Treasury Securities for stated periods plus an agreed upon number of additional basis points. At December 31, 2000, the interest rate in effect was 12.10%.

   On March 28, 2001 Ariel entered into a definitive agreement and plan of merger with MAYAN Networks which upon consummation requires Ariel to, among other things, effect a reverse stock split and to issue additional shares to MAYAN's shareholders immediately after the reverse stock split. Upon consummation of the transaction, MAYAN shareholders will control approximately 90% of Ariel's outstanding voting stock.


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

   The consummation of the transaction requires, among other things, the approval of the plan of merger by shareholders of both companies, the effective registration with the SEC of the shares to be issued and the listing of those shares with NASDAQ.

   The agreement and plan of merger also provides for a Promissory Note (the "Note"). The Note calls for MAYAN to provide up to $2 million in debt financing to Ariel on an as needed basis until the transaction is consummated or otherwise terminated. In June 2001 the Note was increased to provide up to $4 million. In the event MAYAN chooses to terminate the merger agreement due to a superior offer, the Note becomes a term note with any principal and accrued interest payable on the one year anniversary of the termination. Should the merger agreement otherwise terminate amounts due on the Note would be due and payable upon termination.


   Ariel must maintain compliance with certain representations and warranties and not be in breach of the covenants of the merger agreement to draw down funds against the Note. The Note has an annual interest rate of 8% and is secured by subordinated security agreements on Ariel's tangible and intellectual property.

   Ariel had drawn down $300,000 as of March 31, 2001. As of July 23, 2001 there was a total of $3,700,000 outstanding.


   On February 24, 2000 Ariel entered into an agreement to sell 2,151,000 shares of its common stock at $4.00 per share in a private placement. On March 2, 2000 this transaction was completed resulting in net proceeds of approximately $7.8 million. In addition to the sale of its common stock Ariel also issued 2,151,000 warrants to purchase common stock at $6.875. Under the terms of the agreement, Ariel agreed to file a registration statement on or before April 4, 2000 to register the shares sold and those underlying the warrants.

   During the year ended December 31, 2000, there was a net decrease in cash and cash equivalents of $5,959,185. At December 31, 2000, cash and cash equivalents amounted to $1,129,246. Working capital amounted to $2,385,855 at December 31, 2000. This as compared to working capital of $7,827,522 at December 31, 1999.

   Net cash used in operating activities for the year ended December 31, 2000 amounted to $11,469,679. The negative cash flows from operations were the due primarily to Ariel's net loss of $15,648,052 which was offset by non-cash expenditures related to depreciation, amortization, reserves and allowances of $3,637,957 and impairment of goodwill and restructuring charges of $2,050,511. Increases in operating cash due to collections of accounts receivables accounted for $614,457. Operating cash uses included decreases in accounts payable and accrued liabilities of $1,189,935 as Ariel paid down obligations of its subsidiary and accrued costs related to the sale of CSG and executive bonuses. Additionally, increases in inventory related to the introduction of the RS4200 and SS7 Gateway products resulted in a decrease in operating cash of $206,176.

   Net cash used in investing activities for the year ended December 31, 2000 amounted to $758,931 due to the purchases of computer and peripheral equipment related mainly to a research and development test lab and final test and assembly equipment in manufacturing.

   Cash from financing activities increased $6,251,456 for the year ended December 31, 2000 as a result of proceeds of $8,067,216 from the issuance of common stock and exercise of outstanding stock options and warrants. Those increases were offset by principal payments on debt of $1,815,760.

   During the year ended December 31, 1999, there was a net decrease in cash and cash equivalents of $10,908,144. At December 31, 1999, cash and cash equivalents amounted to $7,088,431. Working capital amounted to $7,827,522 at December 31, 1999 as compared to working capital of $12,632,033 at December 31, 1998.

   Net cash used in operating activities for the year ended December 31, 1999 amounted to $12,567,511. The negative cash flows from operations were due primarily to Ariel's net loss of $12,499,815 which was offset by non-cash expenditures related to depreciation, amortization, reserves and allowances of $2,938,550. Other

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operating cash uses included decreases in accounts payable and accrued liabilities of $2,683,382 as Ariel paid down obligations of its subsidiary and accrued costs related to the sale of CSG and executive bonuses. Additionally, increases in inventory related to the introduction of the RS2000 and RS4200 resulted in a decrease in operating cash of $729,945. Those decreases were partially offset by increases in accounts receivable of $69,335.

   Net cash used in investing activities for year ended December 31, 1999 amounted to $593,851 due to the purchases of computer and peripheral equipment related mainly to a research and development test lab and final test and assembly equipment in manufacturing.

   Cash from financing activities increased $2,215,963 for the year ended December 31, 1999 as a result of proceeds of $4,326,540 from the exercise of outstanding stock options and warrants. Those increases were offset by principal payments on debt of $2,085,316 and capital lease obligation payments of $25,261.

   During the year ended December 31, 1998, there was a net increase in cash and cash equivalents of $15,350,711, including an amount of $31,348,753 in proceeds net of transaction costs from the sale of assets related to the Communications Systems Group. On July 27, 1998 Ariel received a deposit of $5,000,000 on the sale and on September 1, 1998 Ariel received the remaining gross proceeds of $28,500,000. At December 31, 1998, cash and cash equivalents amounted to $17,996,575. Working capital amounted to $12,632,033 at December 31, 1998 compared to $4,329,018 at December 31,1997, an increase of $8,303,015.

   Net cash used in operating activities for 1998 amounted to $16,176,526. The negative cash flow from operations was primarily the result of Ariel's net operating loss of $16,218,113. Additional operating decreases include accounts receivable of $2,813,966, reflecting an increase in collection days, and increases in inventory balances of $1,700,796 related to slow moving and excess inventory.

   Net cash provided by investing activities for 1998 amounted to $27,284,599. This included proceeds net of transaction costs of $31,348,753 from the sale of the Communications Systems Group and a decrease due to acquisitions of $3,340,122 net of cash acquired of $48,908. Capital expenditures of $724,032 reflected purchases of computer and peripheral equipment for the engineering staff and final test and assembly in manufacturing.

   Net cash provided by financing activities for the year ended December 31, 1998 amounted to $4,242,638, reflecting proceeds of $4,500,000 received as a result of a draw on the Transamerica revolving credit facility and $2,051,412 in proceeds from the exercise of common stock options. Additionally, decreases of $2,308,774 were incurred on principal payments of long-term debt.

   During the three months ended March 31, 2001, there was a net decrease in cash and cash equivalents of $705,769. At March 31, 2001, cash and cash equivalents amounted to $423,477. Working capital deficit amounted to $732,648 at March 31, 2001. This as compared to working capital of $2,385,855 at December 31, 2000.

   Net cash used in operating activities for the three months ended March 31, 2001 amounted to $1,503,422. The negative cash flows from operations were due primarily to Ariel's net loss of $3,848,834, before non-cash expenditures related to depreciation, amortization, reserves and allowances of $440,221. Increases in cash due to collections of trade and other receivables accounted for approximately $1,998,000.

   Net cash provided by investing activities for the three months ended March 31, 2001 amounted to $690,810 due to proceeds of approximately $565,000 received in connection with the settlement of a dispute with Alis Technologies, the seller of SCii, and net proceeds of $130,000 from investments that matured during the period. The proceeds from the Alis Technologies settlement were recorded as an adjustment to the SCii purchase price.


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

   Cash from financing activities increased by $107,341 for the three months ended March 31, 2001. The increase was due to proceeds received under the terms of a Bridge Loan with MAYAN in the amount of $300,000. Such increase was offset by principal payments on Ariel's capital lease obligations and its Term Note with Transamerica in the amounts of $28,907 and $163,752, respectively.

Qualitative and Quantitative Disclosures About Market Risk

   The results of Ariel's operations and the valuation of some of Ariel's assets and liabilities are sensitive to changes in the general level of interest rates in the United States and foreign exchange rate fluctuations.

   Ariel's interest income is sensitive to changes in the general level of interest rates in the United States, as Ariel's investments are in United States dollar cash equivalents and short-term instruments.

   Ariel's interest expense is sensitive to changes in the general level of interest rates in the United States, because the computation of interest due on Ariel's debt in the United States is based on key interest rate indicators used in the United States such as the prime rate.

   Ariel currently has foreign subsidiaries that conduct and report their operations in local currency. The primary foreign currency is the French Franc. Other currencies include the British Pound and the German Deutschmark. On January 1, 1999, eleven member countries (including France and Germany) of the European Union established fixed conversion rates between their existing, or local, currencies and one common currency, the euro. The euro trades on currency exchanges and may be used in business transactions. Conversion to the euro eliminates currency exchange risk between the participating member countries.

   Due to the limited contribution of Ariel's foreign subsidiaries to its results of operations and the short-term nature of Ariel's cash equivalents, investments and debt, Ariel does not believe it has material market risk exposure.

Recent Pronouncements

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25" ("FIN No. 44"). The interpretation provides guidance for certain issues relating to stock compensation involving employees that arose in applying APB Opinion No. 25. Among other things, this interpretation clarifies (a) the definition of an employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. The provisions of FIN No. 44 are effective July 1, 2000, except for the provisions regarding modifications to fixed stock options or awards that reduce the exercise price of an award, which apply to modifications made after December 15, 1998. Provisions regarding modifications to fixed stock options or awards to add reload features apply to modifications made after January 12, 2000. The effect of adopting FIN No. 44 did not have a material impact on Ariel's financial statements.

   In December 1999, the staff of the SEC issued SAB 101, which summarizes the staff's interpretations of the application of generally accepted accounting principles to revenue recognition. The staff provided this guidance due in part to the large number of revenue recognition issues that it has encountered in registrant filings. In June 2000, SAB 101B, "Amendment: Revenue Recognition in Financial Statements," was issued, which deferred the effective date of SAB 101 until the fourth fiscal quarter of 2000. The effect of adopting SAB 101 did not have a material impact on Ariel's financial statements.


   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, delaying the effective date of SFAS No. 133. The provisions of SFAS No. 133 are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 by Ariel, effective January 1, 2001, had no effect on Ariel.

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

                            INFORMATION ABOUT MAYAN



   MAYAN focuses on telecommunications networking solutions for service providers. MAYAN historically developed hardware solutions. Recently, MAYAN has begun to transition to a business based primarily on software and services for networks at the metropolitan edge.


Industry Background

 Growth in Network Traffic

   The volume of data traffic over communications networks has grown dramatically, fueled primarily by the emergence of the Internet as an essential communications and transaction medium. According to Ryan Hankin & Kent, total Internet traffic in U.S. metropolitan areas is expected to increase by a factor of 43 from 1999 to 2003, growing from 350,000 terabytes, or trillions of bytes, per month at the end of 1999, to over 15,000,000 terabytes per month during 2003. As access to and use of the Internet has proliferated, Internet-based data applications such as e-commerce, streaming video, remote access for telecommuters, remote data backup storage and application hosting have consumed a growing amount of network bandwidth. To accommodate the increase in data traffic as well as to meet the demand for bandwidth intensive applications and enhanced services, service providers have recognized the need to upgrade their communications networks.

   MAYAN believes that in order to remain competitive, service providers must provide new, cost effective solutions to accommodate growth in network traffic and generate additional revenues from the increasing data traffic, as well as retaining current voice revenues.


 Overview of the Communications Network

   Service provider communications networks generally consist of several interlinking networks: the public switched telephone network, which was designed only for voice communications, and the Internet and private corporate networks, which were designed primarily for data communications. While voice and data traffic travel together over copper, cable, wireless or fiber optics, they generally use different network equipment and rely on different protocols specifically designed for either voice or data traffic. The public switched telephone network was designed as a circuit switched network in order to guarantee the quality of each call with a fixed amount of bandwidth dedicated to each connection, or circuit, whether utilized or not. The network equipment designed for the public switched telephone network, however, does not transport data traffic efficiently because Internet traffic is divided into much smaller packet-based units of information.


   As data has consumed an increasing amount of the total network bandwidth, new network equipment and a number of new protocols have evolved to allow data traffic to be carried over the voice network. Data protocols such as internet protocol, frame relay, asynchronous transfer mode and ethernet ride on top of the legacy voice network and carry the bulk of network traffic today. Data network equipment such as routers and asynchronous transfer mode, frame relay and ethernet switches are different from their voice counterparts because they have been optimized for the small data packets that make up data traffic on the network.


   Once voice and data traffic pass from the end user to the service providers' network, it can be transported over fiber optic cables using a standard for fiber-optic transmission called synchronous optical network, Synchronous optical network specifies the electronics and the network architecture that enable transmission of traffic across optical fiber. The key benefit of the synchronous optical network architecture is that it is a reliable and uniform standard. Synchronous optical network is expected to remain the dominant means of transport in the metro edge network, making up approximately 75% of the optical systems metro edge market during the period from 2000 to 2004, according to Pioneer Consulting. While synchronous optical network provides many benefits, the existing transmission equipment based on synchronous optical network deployed in metropolitan edge networks was not designed to support the increases in complex and varied data traffic. This has resulted in inefficiency in the transmission of data over the network, and service providers have often undertaken costly capital improvements to upgrade their existing networks.


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

 Current Topology of the Network

   The current public telecommunications network infrastructure can be divided into three segments: long-haul networks, metropolitan core networks and metropolitan edge networks.

   Long-Haul Networks. Long-haul networks move large amounts of traffic from point-to-point over long distances, such as from San Francisco to Boston. Long-haul networks connect points of presence of long distance carriers within North America and metropolitan core networks around the world. The long distance carriers, commonly known as InterExchange Carriers, have historically included AT&T, Worldcom, Sprint and international carriers such as NTT and British Telecom.

   Metropolitan Core Networks. Metropolitan core networks connect long-haul networks to metropolitan edge networks and service providers' central offices to each other over distances of a few miles in dense urban business corridors or a few hundred miles in regional urban and suburban settings. Metropolitan core networks aggregate metropolitan edge traffic and transport it throughout the metropolitan area and to and from long-haul networks.

   Metropolitan Edge Networks. Voice and data traffic enters and exits the public telecommunications network at the metropolitan edge. Metropolitan edge networks aggregate traffic from businesses and consumers and switch it to the metropolitan core network. The bulk of the existing synchronous optical network infrastructure is deployed in metropolitan edge networks. These edge networks are more complex and difficult to manage than long-haul and metropolitan core networks due to the wide variety of services and protocols configured over diverse equipment and platforms.


   Optical technologies were first deployed in long-haul networks, where the capacity constraints of the existing infrastructure were first encountered and the simple architecture and homogeneous traffic made it technically feasible and cost effective. Eventually, optical technology advanced to permit a similar solution in the metropolitan core network.






MAYAN's Product and Services


   Mayan initially developed and marketed telecommunications networking solutions designed to address the bandwidth constraints, complexity and service limitations of metro edge networks. MAYAN'S initial product is a hardware device called the Unifier SMX. To date, MAYAN has not sold the Unifier SMX, except to certain test customers. MAYAN has since decided to cease all further feature development of the Unifier SMX and instead refocus its development resources. In addition, MAYAN has taken steps to develop its products offshore in Singapore and India. To this end, MAYAN has incorporated a subsidiary in Singapore and is in negotiations with an Indian engineering subcontracting company to undertake product development efforts. MAYAN intends to continue to develop solutions that are intended to ease the growing traffic bottleneck at the metro edge and offer additional revenue-generating services while decreasing operational expenses.


   MAYAN has, to date, focused on hardware development of the Unifier SMX. In the future, MAYAN may develop other aspects of its business, including its services business, and in particular, providing systems integration services for customers' networks and applications development. Should MAYAN choose to pursue this strategy, it would entail a substantial change in its business. For example, MAYAN would have to manage a significant number of geographically-dispersed employees. Also, the financial model of a services oriented business is unlike MAYAN's current hardware product development business. MAYAN may choose to enter the services business through an acquisition or series of acquisitions.




MAYAN's Strategy


   MAYAN's objective is to become a leading provider of next generation networking solutions. In order to achieve this objective, MAYAN must provide customers with solutions that allow them to carry increasing


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


amounts of data traffic on metro edge networks while decreasing operating costs and providing opportunities for incremental revenue from new services. MAYAN intends to:


   Establish Strategic Partnerships. To accelerate the time to market and reduce engineering development risk, MAYAN may develop original equipment manufacturer or other business relationships to acquire solutions for MAYAN's market. MAYAN also intends to establish relationships with next generation equipment providers focused on metro core and long-haul networks in order to present its customers with complete networking solutions. In addition, MAYAN will seek to establish partnerships with new technology vendors to complement MAYAN's capabilities and provide additional value added services.


   Acquire Complementary Businesses, Products, Technologies and Services. To better compete against larger companies in a market where increasing competition and industry consolidation prevail, MAYAN may acquire complementary businesses, products, technologies and services which will enable it to extend its product and service offerings, gain critical mass and expand its resources.


Architecture


   MAYAN's initial product, the Unifier SMX, was designed to make more efficient use of existing bandwidth, decrease operating costs, simplify complexity at the metro edge, and serve as a platform for new service offerings. The Unifier SMX was designed to eliminate the wasted bandwidth associated with traditional metro edge products. Its architecture breaks incoming traffic down to its simplest form, processes it, and then packs it into traditional synchronous optical network circuits destined for the metro core or long haul networks. It employs an architecture with the following features:


  .  the separation of physical interfaces from protocol processing;


  .  voice and data buses;


  .  scalability;


  .  an integrated administrative processor;


  .  a redundant design; and


  .  adherence to strict standards.


   With this architecture, the Unifier SMX can incorporate the functions of many previously separate products and enable service providers to offer several of the different user traffic types and services from one platform.


Products


   The Unifier SMX was designed to be a carrier-class, multi-service optical platform that addresses the bottleneck and complexity at the metro edge. The Unifier SMX was designed to groom, route and switch time division multiplexing, internet protocol, frame relay and ethernet traffic at the smallest (DS0) packet level across the network, effectively eliminating the need for many existing products. The Unifier SMX was also designed to scale to handle new protocols, speeds and ports, providing customers with the flexibility to offer many current and future services quickly and cost-effectively.


   MAYAN has completed the first release of its Unifier SMX product and has sold it in limited quantities.


Customers


   MAYAN's Unifier SMX customers are telecommunications service providers. MAYAN has sold only limited quantities of its Unifier SMX product and intends to limit additional sales only to specified vertical market accounts. MAYAN currently has deployed Unifiers for lab trials with prospective customers, and

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


MAYAN is in discussions with other companies. Initially, MAYAN expects its revenue to be derived from a relatively small number of customers. MAYAN's future customers are expected to be in vertical markets as well as traditional service providers.


Sales and Marketing


   MAYAN previously focused its sales and marketing efforts primarily on the major metropolitan networks in the United States and Japan. MAYAN's marketing efforts were designed to create brand awareness and to demonstrate MAYAN's technological leadership in the metro edge equipment market.


Competition


   MAYAN competes in a rapidly evolving and highly competitive market. The metropolitan area telecommunication networking equipment market is dominated by manufacturers of legacy synchronous optical network equipment, including Nortel Networks, Lucent Technologies and Fujitsu. In addition to legacy synchronous optical network equipment suppliers, a number of companies recently acquired by Cisco Systems, and Siara, which was recently acquired by Redback Networks, offer or are developing metro edge access multi-service optical platforms, which are likely to compete with MAYAN's products and services. MAYAN believes that the principal factors that will determine competitive success include:


  . cost-effectiveness;


  . support for multiple access technologies and network protocols;


  . flexibility and interoperability with existing network designs and equipment;


  . ability to efficiently aggregate different traffic types;


  . scalability without interruption of service; and


  . reliability




   Many of MAYAN's competitors are large companies with greater name recognition and technical, financial and marketing resources than MAYAN has which may give them a substantial advantage over MAYAN in developing and selling their products. Further, some of MAYAN's competitors have gained a significant share of the market for next-generation metropolitan area telecommunications networking equipment. Some are in a position to offer and have previously provided significant financing to MAYAN's potential customers. In addition, many of MAYAN's competitors have long-standing relationships with MAYAN's prospective customers, which may give them an advantage in selling competing products. In additional, MAYAN expects to compete with a number of small companies and new market entrants that are developing products that may compete with MAYAN's.


Research and Development


   MAYAN's future success depends on its ability to develop and introduce new products, product enhancements and technology that can support a broad range of its customers' communications needs. Given its limited resources, MAYAN intends to use a smaller core engineering team in the U.S. and offshore contract engineers in India to supplement its development efforts. The core team will continue to architecture and features of products but development of the actual products are expected to be performed in India. As part of that strategy, MAYAN is establishing a regional presence in Singapore that will oversee the development work in India.


Patents and Intellectual Property


   MAYAN currently relies on a combination of patent, copyright and trademark and trade secret laws, confidentiality procedures and contractual provisions to protect MAYAN's proprietary rights with respect to its technology and proprietary information. MAYAN has filed three patent applications and intends to file


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


additional patent applications. MAYAN's patent strategy is designed to protect corporate technology assets, to create access to additional technology through cross licensing opportunities, and to create opportunities for additional revenue through technology licensing.


   While MAYAN will use patent, copyright, trademark and trade secret laws to protect its technology, MAYAN also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. In addition, MAYAN has and will continue to license technologies from third parties when necessary or useful.




Manufacturing


   MAYAN currently outsources significant portions of its manufacturing operations to third-parties. One of MAYAN's manufacturing partners, Solectron, provides services, which include material procurement and board level assembly, testing and quality control. MAYAN designs, specifies and monitors all of the tests that are required to meet internal and external quality standards.


   Solectron has built MAYAN's interface cards and systems being utilized in field trials and internal testing. MAYAN cannot assure you that its relationship with Solectron and the associated benefits to MAYAN will continue, or that MAYAN will be able to find substitute third-party manufacturers if this relationship does not continue.




Employees


   As of June 30, 2001, MAYAN had 46 full-time employees, 12 of whom were engaged in research and development, 20 in sales and marketing and 14 in finance and administration. None of its employees are represented by a labor union. MAYAN has not experienced any work stoppages and MAYAN considers its relations with its employees to be good.


Facilities


   MAYAN's corporate headquarters are located in San Jose, California where it leases approximately 95,000 square feet of office space pursuant to a lease that expires in December, 2004. MAYAN currently only occupies a portion of this space and have subleased the remaining space, approximately 32,000 square feet. MAYAN believes that this arrangement provides it with sufficient space and flexibility to accommodate its anticipated growth. MAYAN also leases approximately 26,000 square feet of office space in Phoenix, Arizona and approximately 9,200 square feet of office space in Richardson, Texas. These leases expire in December, 2004 and November, 2001, respectively. Subsequent to March 31, 2001, MAYAN terminated its personnel at its Phoenix and Richardson locations. In June 2001, MAYAN closed its Phoenix and Richardson facilities. MAYAN is attempting to sublease the Phoenix location. The commercial real estate market is volatile and unpredictable in terms of available space, rental fees, and occupancy rates and preferred locations. MAYAN cannot be certain that it will be able to sublease this space and may be required to continue to pay for this facility until the lease expires. MAYAN will continue to pay for the Richardson facility until the lease expires as MAYAN management believes that it will not be able to sublease this facility due to the short duration of the remaining lease term.


Legal Proceedings


   A complaint was filed in February 2000 in the United States District Court, of Arizona against MAYAN and one of its former officers alleging unfair hiring practices. The complaint alleges that MAYAN, with the help of its former officer and confidential information obtained through this officer, recruited the complainant's employees. The complaint seeks unspecified damages and equitable relief. MAYAN intends to defend this claim vigorously.


   MAYAN is currently not a party to any other material legal proceedings.


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

                              MANAGEMENT OF MAYAN

Executive Officers and Directors

   The following table sets forth information regarding the executive officers and directors of MAYAN as of June 30, 2001:



             Name           Age Position
             ----           --- --------
   Esmond T. Goei..........  50 Chief Executive Officer and Chairman of the
                                Board

   John R. Tingleff........  49 Chief Financial Officer, Secretary and Senior
                                Vice President

   Alan R. Brown...........  46 Vice President of Engineering

   Daniel W. Brown.........  34 Vice President of Product Marketing

   Sullivan J. Bookataub...  52 Vice President of Operations

   James B. Linkous........  44 Senior Vice President of Worldwide Sales

   Farooq M. Raza..........  49 Vice President of Competitive Marketing

   Andrew White............  51 Vice President of Corporate Resources

   Thomas C. Edrington(2)..  62 Director

   Steven M. Krausz(2).....  46 Director

   James Mongiello(1)......  60 Director

   Peter T. Morris(1)......  45 Director

--------
(1)  Member of the compensation committee

(2)  Member of the audit committee

   Esmond T. Goei co-founded MAYAN in October 1997, has served as its Chairman of the Board of Directors since October 1997 and its Chief Executive Officer since March 2001. Prior to founding MAYAN, Mr. Goei worked at Northern Telecom, where he last served as Director of the Corporate Venture Capital Division. Prior to that, he was Vice President of the Venture Capital Division at Toronto Dominion Bank and a Senior Systems Consultant at Touche Ross (now Deloitte & Touche). Mr. Goei has served as the Chief Executive Officer and President and Chairman of the Board of Directors of XiMnet Corporation, a web services company, from April 1999 to March 2001 and has served as its Chairman of the Board of Directors since April 1999. From July 1994 to January 1999, Mr. Goei served as the Chief Executive Officer, President and Chairman of the Board of Directors of Nhancement Technologies, Inc., a communications systems integration company. He currently serves on the board of directors of Ariel. Mr. Goei has a BS in Electrical Engineering from Queen's University at Kingston and an MBA from the University of Western Ontario.


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

   John R. Tingleff joined MAYAN in July 1998 as Chief Financial Officer and Secretary and was appointed Senior Vice President in March 2001. Prior to joining MAYAN, from October 1997 to June 1998, Mr. Tingleff was the managing principal with John Tingleff and Associates, a consulting firm. Prior to October 1997, he was the Chief Financial Officer of InterActual Technologies, Inc., a video compression technology company, from October 1996 to October 1997, the Chief Executive Officer of Pinterra Inc., a developer of position location technology, from June 1995 to July 1996, and the Chief Executive Officer of S-TRON, a defense contractor, from June 1993 to June 1995. Prior to June 1993, he was a Partner with Technology Funding, a venture capital firm. Mr. Tingleff holds a BA and MA in Economics from San Francisco State University.

   Alan R. Brown joined MAYAN in November 1999, served as its General Manager of Engineering from November 1999 to July 2000 and currently serves as its Vice President of Engineering. Prior to joining MAYAN, from September 1982 to November 1999, Mr. Brown worked at AG Communication Systems, a subsidiary of Lucent Technologies Inc., a communications and networking solutions provider, most recently as its Vice President of Engineering. Earlier, he held several development and management positions at Plessey PLC, a telecommunications company. Mr. Brown earned a BS in Electrical and Electronic Engineering from Edinburgh with honors.

   Daniel W. Brown joined MAYAN in August 1999 as its Vice President of Product Marketing. Prior to joining MAYAN, from June 1997 to July 1999, Mr. Brown served as Vice President of Engineering at FirstWorld Communications, Inc., a network services provider. Prior to June 1997, Mr. Brown served as the directing engineer-ATM at 3Com from February 1996 to May 1997 and a systems engineer at Onstream Networks, Inc., a provider of ATM and broadband WAN access products, from February 1994 to January 1996. Earlier, he was the supervisor of the Global Network Management Center at British Telecom North America Inc.

   Sullivan Bookataub joined MAYAN in February 2001 as its Vice President of Operations. Prior to joining MAYAN, Mr. Bookataub served as Principal for Qualitivity, Inc., a consulting firm specializing in lean manufacturing and supply chain management, from January 1998 to March 1999. Prior to his service at Qualitivity, Inc., he served as Vice President of Operations for Logistix, Inc. from February 1997 to January 1998. Earlier, he served as Vice President of Operations and Quality for Pyramid Technology, Inc. Mr. Bookataub has a BS in Electrical Engineering from University of Rhode Island, a Masters in Business Administration from James Madison University of Virginia and an Executive MBA from Stanford University.

   James B. Linkous joined MAYAN in March 2001 as its Senior Vice President of Worldwide Sales. Prior to joining MAYAN, Mr. Linkous served as Executive Vice President of Ivendor, Inc., an electronic commerce company, from May 2000 to October 2000. From April 1998 to March 2000, he served as President of North American Division of Nhancement Technologies, a telecommunications software development and product distribution company. From September 1994 to April 1998, he served as Vice President and General Manager for Nexus Integrated Solutions, which was acquired by EXPANET Communications. Earlier, Mr. Linkous held numerous management positions in the National Accounts Group with US WEST Communications.

   Farooq M. Raza co-founded MAYAN in October 1997 and has served as its Vice President of Competitive Marketing since that time. Prior to co-founding MAYAN, Mr. Raza was the Senior Business Development Manager and Senior Product Line Manager at Verilink Corporation, a communications company, from June 1996 to September 1997. Prior to that, he served as the Senior Business Development Manager at Siemens AG, an electronics and electrical engineering company, from October 1994 to May 1996. Earlier, he held various product management, business development and systems architect positions in other companies, including, Amdahl and Hewlett-Packard Company, a business services and computer company. Mr. Raza was the Vice-Chair of the Residential and Small Business Workgroup of the ATM Forum. Mr. Raza has an MS in Communications Engineering from Manchester University, UK.

   Andrew White joined MAYAN in October 1999 as its Vice President of Corporate Resources. Prior to joining MAYAN, Mr. White served as the Chief Executive Officer at Selborne, Inc., a consulting firm

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

specializing in human resource services, from May 1997 to September 1999. Prior to his service at Selborne, Inc., he worked at Amdahl from October 1983 to May 1997, where he held a number of senior positions, including Group Director of Human Resources. Mr. White graduated as a member of Institute of Personnel Management from Glasgow College of Commerce in Scotland.

   Thomas C. Edrington has served as a director of MAYAN since July 1998. Mr. Edrington has been an independent consultant since May 1999. From September 1994 to May 1999, he served as the Chief Executive Officer of Alaska Communications Systems Group, Inc., formerly ATU Telecommunications, a communications company. Mr. Edrington received a BA in Business Administration from UCLA and an MBA from the Stanford University Business School SEP program.

   Steven M. Krausz has served as a director of MAYAN since July 1998. Mr. Krausz has been a general partner of a number of venture capital firms, including U.S. Venture Partners III, IV, V, VI and VII, U.S. V Entrepreneur Partners and BHMS Partners III since 1985. He currently serves on the board of directors of Accelerated Networks Inc., a developer of multiservice over broadband access products, and Verity, Inc., a business portal powering company. Mr. Krausz received a BS in Electrical Engineering and an MBA from Stanford University.

   James Mongiello has served as a director of MAYAN since July 1998. Mr. Mongiello has been a Venture Partner of Redpoint Ventures since October 1999 and a Venture Partner of Brentwood Venture Capital since June 1998. From July 1998 to March 2000, Mr. Mongiello was Chief Executive Officer of FreeGate Corporation, a provider of broadband access services. Prior to July 1998, he served as Vice President of 3Com, from November 1996 to June 1998. From June 1994 to October 1996, Mr. Mongiello served as Chief Executive Officer of OnStream. He currently serves on the board of directors of Avici Systems, Inc., a developer of routers that transmit data over fiber optic networks. Mr. Mongiello attended Lowell University and received an MBA from Stanford University.

   Peter T. Morris has served as a director of MAYAN since August 1998. Mr. Morris been a general partner of New Enterprise Associates, a venture capital investment firm, since 1992. He currently serves on the board of directors of Accelerated Networks, Gadzoox Networks, Inc., a storage area network company, iAsiaWorks, Inc., an Internet data center and hosting services provider, Packeteer, Inc., a provider of Internet application infrastructure systems, and Virata Corporation, a provider of communications processors to digital subscriber line equipment manufacturers. Mr. Morris received a BS in Electrical Engineering and an MBA from Stanford University.


   Certain of MAYAN's directors are elected to its board pursuant to a voting agreement. See "Description of Capital Stock and Comparison of Shareholder Rights."

Board Committees

   Compensation Committee. MAYAN's compensation committee currently consists of Messrs. Mongiello and Morris. It makes recommendations concerning salaries, stock options, incentives and other forms of compensation for directors, officers and other employees of MAYAN. The compensation committee also administers MAYAN's stock options plans.

   Audit Committee. MAYAN's audit committee currently consists of Messrs. Edrington and Krausz. It reviews MAYAN's annual audit and supervises independent auditors that review MAYAN's internal accounting procedures and financial management practices.

Compensation of Directors

   MAYAN directors do not receive cash for services they provide as directors. MAYAN's 1998 Stock Option/Stock Issuance Plan provides for grants of options to purchase common stock to MAYAN's directors. In addition, MAYAN directors are reimbursed for expenses incurred in connection with attending board meetings.

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

   On December 14, 1999, MAYAN granted Mr. Thomas Edrington an option to purchase 50,000 shares of MAYAN common stock at an exercise price of $0.50 per share under the MAYAN 1998 Stock Option/Stock Issuance Plan.

Compensation Committee Interlocks and Insider Participation

   MAYAN's entire board of directors is responsible for reviewing and approving the compensation and benefits of MAYAN's executive officers and administering MAYAN's stock plans. No executive officer of MAYAN serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of MAYAN's board of directors.

Executive Compensation

   The following table presents information concerning all compensation earned during the year ended June 30, 2000 by MAYAN's Chief Executive Officer and the four other most highly compensated executive officers during the year ended June 30, 2000 whose combined salary and bonus exceeded $100,000 for services rendered during the fiscal year. These executive officers are referred to below as the "Named Executive Officers."

   The compensation set forth in the table below does not include medical, group life or other benefits that are available to all of MAYAN's salaried employees, and perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

                           Summary Compensation Table


                           Annual Compensation       All Other Compensation
                        ------------------------- ----------------------------
                                                  Securities
  Name And Principal                              Underlying       Other
       Position         Year Salary ($) Bonus ($) Options (#) Compensation ($)
  ------------------    ---- ---------- --------- ----------- ----------------
Daniel J. Gatti........ 2000  250,000    88,159     600,000           --
 Former President,
  Director and Chief
  Executive Officer(1)

Daniel W. Brown........ 2000  146,667    36,667     300,000           --
 Vice President of
  Product Marketing

Julian C. Thomson...... 2000  175,000       --          --            --
 Former Vice President
  of Technology(2)

Robert A. Hernandez.... 2000  175,000       --      350,000           --
 Former Vice President
  of Operations(3)

Andrew M. Lovit........ 2000  137,500       --      350,000        91,667(4)
 Former Vice President
  of Worldwide Sales(5)

--------

(1) Esmond Goei was appointed as the Chief Executive Officer of MAYAN in March 2001. Mr. Gatti's service as President and Director of MAYAN ceased in May 2001.


(2) Mr. Thomson's service as Vice President of Technology and employment with MAYAN ceased in March 2001.

(3) Sullivan Bookataub was appointed as Vice President of Operations of MAYAN in March 2001 and succeeded Mr. Hernandez in that position at that time.

(4)  Consists of a non-recoverable draw on commissions.

(5) James Linkous was appointed as Senior Vice President of Worldwide Sales of MAYAN in March 2001 and Mr. Lovit's employment with MAYAN ceased in March 2001.

Option Grants in Last Fiscal Year

   The following table sets forth information with respect to stock options granted to each of the Named Executive Officers in 2000. MAYAN granted options to purchase up to a total of 5,039,800 shares to employees during the year, and the table's percentage column shows how much of that total went to the Named Executive Officers. No stock appreciation rights were granted to the Named Executive Officers during 2000.

   The table includes the potential realizable value over the 10-year term of the options, based on assumed rates of stock price appreciation of 5% and 10%, compounded annually. The potential realizable value is calculated based on the initial exercise price assuming the aggregate exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. The stock price appreciation rates of 5% and 10% are assumed pursuant to the rules of the Securities and Exchange Commission. MAYAN can give no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of MAYAN's common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

   The option grants to the Named Executive Officers were made under MAYAN's 1998 Stock Option/Stock Issuance Plan. The exercise price for each option grant is equal to the fair market value of MAYAN's common stock on the grant, as determined in good faith by the board of directors. All options were immediately exercisable in full, but MAYAN can buy back any shares purchased under those options, at the exercise price paid per share, to the extent the shares are not vested when the officer leaves MAYAN. MAYAN's repurchase rights will lapse on an accelerated basis under certain conditions in conjunction with a change of control. See "Management of MAYAN--Benefit Plans."

                         Option Grants in Fiscal 2000*


                                                                                   Potential
                                                                                  Realizable
                                                                                   Value at
                                                                                Assumed Annual
                                                                                Rates of Stock
                                                                                     Price
                         Number of  Percent of                                   Appreciation
                         Securities   Total                         Fair Market for Option Term
                         Underlying  Options   Exercise                Value          ($)
                          Options   Granted in Price Per Expiration at Date of  ---------------
   Name                  Granted(#)    2000    Share ($)    Date     Grant ($)     5%     10%
   ----                  ---------- ---------- --------- ---------- ----------- ------- -------
Daniel J. Gatti.........  600,000     11.56%     0.50     12/13/09     0.50     188,668 478,122
Daniel W. Brown.........  300,000      5.78%      (1)       (2)         (3)       (4)     (5)
Julian C. Thomson.......      --        --        --           --       --          --      --
Robert A. Hernandez.....  350,000      6.74%     0.17      7/12/09     0.17      37,419  94,827
Andrew M. Lovit.........  350,000      6.74%     0.17      8/23/09     0.17      37,419  94,827

--------

 * If the merger is effected, these options will be converted into options to purchase approximately 3.13 times the number of shares indicated on this table, and the exercise price will be decreased by a proportionate amount before giving effect to the reverse stock split.


(1) Mr. Brown was granted 200,000 stock options in August 1999 with an exercise price of $0.17 per share and he was granted 100,000 stock options in December 1999 with an exercise of $0.50 per share.

(2) The stock options granted to Mr. Brown in August 1999 have an expiration date of August 23, 2009 and the stock options granted to Mr. Brown in December 1999 have an expiration date of December 13, 2009.

(3) The fair market value of the stock options granted to Mr. Brown in August 1999 was $0.17 per share and the fair market value of the stock options granted to Mr. Brown in December 1999 was $0.50 per share.

(4) The potential realizable gain for the stock options granted to Mr. Brown in August 1999 is $21,382 and the potential realizable gain for the stock options granted to Mr. Brown in December 1999 is $31,444.

(5) The potential realizable gain for the stock options granted to Mr. Brown in August 1999 is $54,187 and the potential realizable gain for the stock options granted to Mr. Brown in December 1999 is $79,687.

   MAYAN granted options from January 1, 2001 to June 30, 2001 to its executive officers to purchase up to a total of 2,183,170 shares of its common stock. This amount includes grants of 250,000 shares each to Sullivan J. Bookataub and James B. Linkous, on March 13, 2001 at an exercise price of $0.75 per share, and a grant of 1,208,170 shares to Esmond T. Goei on March 13, 2001 at an exercise price of $0.75 per share and grants of 325,000 shares to John Tingleff and 150,000 shares to Jim Linkous on May 28, 2001, each at an exercise price of $0.75 per share.


Option Exercises in Last Fiscal Year

   The following table sets forth the number of shares the Named Executive Officers purchased in connection with option exercises during the 2000 fiscal year and the value they realized on those exercises. None of the Named Executive Officers held any unexercised options at the end of the 2000 fiscal year or exercised any stock appreciation rights during 2000, and none held any stock appreciation rights at the end of the year.

   The value realized is based on the fair market value of MAYAN's common stock on the date of exercise, minus the exercise price payable for the shares. The fair market value was determined in good faith by the Board. The exercise price for each grant equaled the fair market value on the date of exercise, so the Named Executive Officers who exercised did not realize any value on the exercises.


                                                       # of Securities
                                                   Underlying Unexercised     Value of Unexercised
                          Number of                Options/SARs at Fiscal   In-the-Money Options/SARs
                           Shares                         Year End           at Fiscal Year End ($)
                          Acquired      Value     ------------------------- -------------------------
   Name                  on Exercise Realized ($) Exercisable Unexercisable Exercisable Unexercisable
   ----                  ----------- ------------ ----------- ------------- ----------- -------------
Daniel J. Gatti.........  1,725,000        0            0            0            0            0
Daniel W. Brown.........    300,000        0            0            0            0            0
Julian C. Thomson.......          0        0            0            0            0            0
Robert A. Hernandez.....    350,000        0            0            0            0            0
Andrew M. Lovit.........    350,000        0            0            0            0            0


Benefit Plans

 1998 Stock Option/Stock Issuance Plan

   MAYAN's 1998 Stock Option/Stock Issuance Plan became effective upon adoption by its board and approval by its shareholders in December 1998. MAYAN has authorized 12,985,937 shares of common stock for issuance under the plan, and 3,461,164 options were outstanding under the plan as of June 30, 2001.


   The 1998 Stock Option/Stock Issuance Plan provides for the granting to MAYAN employees of incentive stock options at an exercise price of not less than 100% of the fair market value of the common stock on the option grant date and to employees, non-employee members of the board and consultants who provide services to MAYAN, non-statutory stock options to purchase shares of MAYAN common stock at an exercise price of not less than 85% of the fair market value of the common stock on the grant date. Options may be exercised for unvested shares which may be repurchased by MAYAN when the optionee ceases to provide services to MAYAN. Options may be exercised for cash and through the issuance of full recourse promissory notes. In the event that MAYAN is acquired by merger or asset sale, the shares subject to each outstanding option under the 1998 Stock Option/Stock Issuance Plan which are not assumed or continued by the successor corporation shall automatically vest in full, so that immediately prior to the effective time of that transaction, each option shall become fully exercisable for all of the shares of common stock subject to that option at that time.

   The 1998 Stock Option/Issuance Plan also enables MAYAN to issue to employees, non-employee members of MAYAN's board and consultants who provide services to MAYAN, shares of common stock either directly, through the purchase of shares at a price not less than 85% of their fair market value on the issue date or as a bonus for services.

   Cancellation and Regrant of Options. The Plan Administrator has the authority to effect the cancellation of any or all options outstanding under the 1998 Stock Option/Stock Issuance Plan and to grant in substitution therefor new options covering the same or different numbers of shares of common stock but with an exercise price per share based upon the fair market value of the common stock on the new grant date.

   On March 13, 2001, MAYAN cancelled options to purchase 110,500 shares of MAYAN's common stock previously granted to certain employees. These options had an original exercise price of $5.30. MAYAN replaced the cancelled options with new options for the same number of shares but with an exercise price of $0.75. The new options granted in replacement of the original options will become exercisable for those option shares in one or more installments over the optionee's period of continued service, with each such installment to vest on the same vesting date in effect for that installment under the cancelled higher-priced option. Under the FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," and Interpretation of APB No. 25, these options will be accounted for as variable grants. Accordingly, MAYAN will be required to recognize compensation expense equal to the intrinsic value, the difference between the exercise price of $0.75 and the fair value of MAYAN's common stock until the options are exercised, forfeited, or expire unexercised.

 401(k) Plan

   MAYAN sponsors a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees who are at least 21 years old are generally eligible to participate. Participants may make pre-tax contributions to the plan of up to 20% of their eligible earnings, subject to a statutory prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Although MAYAN may make discretionary contributions to the 401(k) plan, none have been made to date. Contributions by the participants to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Employment Contracts, Termination of Employment Arrangements and Change in Control Arrangements

   Except for an employment agreement with Mr. Gatti and Esmond Goei, MAYAN does not currently have any employment agreements or severance arrangements in effect for any of its executive officers. MAYAN provides incentives such as salary, cash bonuses and option grants, which typically vest over a four-year period, to attract and retain qualified executives. Mr. Gatti's employment agreement provides that his employment is terminable at will, but if he is terminated for any reason other than for cause, he will receive six months of severance pay based on his salary for that year. Mr. Goei's employment agreement is effective for one year following February 7, 2001 and provides that if he is terminated for any reason other than for cause, he will receive the greater of the salary payable to the conclusion of the agreement or six months pay in lieu of severance.

   In addition, if any executive officer is terminated, or his role is materially diminished, within 18 months of a change in control or acquisition of MAYAN, all of his unvested options will vest in full. Each of the stock options issued to MAYAN's directors, Messrs. Mongiello and Edrington, contain similar change of control provisions.

Limitation of Liability and Indemnification

   MAYAN's bylaws provide that MAYAN will indemnify its directors and officers to the fullest extent permitted by California law. MAYAN is also empowered under its articles of incorporation to enter into indemnification agreements with its directors, officers, employees and agents. Pursuant to this provision, MAYAN has entered into an indemnification agreement with each of its directors and officers. MAYAN's bylaws also permit it to purchase insurance on behalf of any person that MAYAN is required or permitted to indemnify.

   In addition, MAYAN's articles of incorporation provide that to the fullest extent permitted by California law, the liability of MAYAN's directors for monetary damages will be eliminated to the fullest extent permissible. This provision in MAYAN's articles of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies, including an injunction or other forms of non-monetary relief, would remain available under California law. Each director will continue to be subject to liability for:

  . acts or omissions involving intentional misconduct or knowing and culpable violations of law;

  . acts or omissions that the director believes to be contrary to MAYAN's best interests or its shareholders' best interests or that involve the absence of good faith on the part of the director;

  . any transaction from which the director derived an improper personal benefit;

  . acts or omissions that show a reckless disregard for the directors' duty to MAYAN or its shareholders when the director was aware or should have been aware of a risk of serious injury to MAYAN or its shareholders;

  . acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to MAYAN or its shareholders;

  .  improper transactions between the director and MAYAN;

  . improper distributions to shareholders and loans to directors and officers;

  . any act or omission occurring prior to the time the indemnification became effective; or

  .  acts or omissions by the director also serving as an officer.

   This provision also does not affect a director's responsibilities under any other laws, including the federal securities laws or state or federal environmental laws.

   Except as noted in "Legal Proceedings," there is no litigation or proceeding involving directors or officers where indemnification will be required or permitted. MAYAN is not aware of any threatened litigation or proceeding that may result in a claim for that indemnification.

            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MAYAN

   Since MAYAN's inception in July 1997, MAYAN has been a party to the transactions listed below in which the amount involved exceeded $60,000 and in which the following persons had a direct or indirect material interest:

  .  any of MAYAN's directors or executive officers;

  .  any nominee for election as one of MAYAN's directors;

  . any person who owns beneficially more than five percent of MAYAN's common stock or preferred stock; or

  .  any member of the immediate family of any of the foregoing persons.

Common Stock Issuances

   The executive officers, directors and employees of MAYAN can exercise options prior to the date upon which the options vest. However, exercised shares are subject to a right of repurchase by MAYAN until the shares have vested. As of June 30, 2001, MAYAN's executive officers and directors exercised options to purchase an aggregate of 1,683,000 shares of common stock at a weighted average exercise price of approximately $0.33 per share.


Preferred Stock Issuances

   Since MAYAN's inception in July 1997, MAYAN has issued and sold shares of convertible preferred stock to the following persons and entities who are MAYAN's executive officers, directors or principal shareholders. For more detail on each of these purchasers, see "Principal Shareholders of MAYAN."

                             Series A    Series B     Series C      Series D
                             Preferred   Preferred    Preferred     Preferred
        Investor               Stock       Stock        Stock         Stock
        --------             ---------   ---------    ---------     ---------
   Esmond T. Goei..........   62,500(1)        --           --            --
   Daniel J. Gatti.........   62,500(2)        --         8,982        48,078(3)
   Steven M. Krausz........      --      3,921,568(4) 1,916,167(5)    961,538(6)
   James Mongiello.........      --            --     4,491,018(7)    980,769(8)
   Peter T. Morris.........      --      3,921,569(9) 1,916,168(10) 1,923,077(11)
   New Enterprise
    Associates.............      --      3,921,569(9) 1,916,168(10) 1,923,077(11)
   U.S. Venture Partners...      --      3,921,568(4) 1,916,167(5)    961,538(6)
   Brentwood Venture
    Capital................      --            --     4,491,018(7)    961,538(12)
   Oak Investment
    Partners...............      --            --     3,353,293(13)   961,538(14)
   London Pacific Assurance
    Limited................      --            --           --      5,052,580(15)

--------
 (1) Mr. Goei currently owns 2,500 of these shares. The balance was transferred.

 (2) Represents the following shares beneficially owned by Mr. Gatti's brothers: 25,000 shares held by Robert Gatti and 37,500 shares held by Walter J. Gatti Trustee.

 (3) Includes the following shares beneficially owned by Mr. Gatti's brothers:
     18,029 shares held by Walter J. Gatti and 18,029 shares held by Robert
     Gatti.

 (4) Represents 3,529,412 shares held by U.S. Venture Partners V, L.P., 196,078 shares held by USVP V International, L.P., 109,804 shares held by 2180 Associates Fund V, L.P. and 86,274 shares held by USVP V Entrepreneur Partners, L.P.

 (5) Represents 1,724,550 shares held by U.S. Venture Partners V, L.P., 95,808 shares held by USVP International, L.P., 53,653 shares held by 2180 Associates Fund V, L.P. and 42,156 shares held by USVP V Entrepreneur Partners, L.P.

 (6) Represents 865,384 shares held by U.S. Venture Partners V, L.P., 48,077 shares held by USVP V International, L.P., 26,923 shares held by 2180 Associates Fund V, L.P. and 21,154 shares held by USVP V Entrepreneur Partners, L.P.

 (7) Represents 4,401,198 shares held by Brentwood Associates IX, L.P. and 89,820 shares held by Brentwood Affiliates Fund II, L.P.

 (8) Includes 942,307 shares held by Brentwood Associates IX, L.P. and 19,231 shares held by Brentwood Affiliates Fund II, L.P.

 (9) Represents 3,857,844 shares held by New Enterprise Associates VII, L.P., 58,823 shares held by New Enterprise Associates President's Fund, L.P. and 4,902 shares held by New Enterprise Associates Ventures 1998, L.P.

(10) Represents 1,892,216 shares held by New Enterprise Associates VIII, L.P. and 23,952 shares held by New Enterprise Associates President's Fund, L.P.

(11)  Represents 1,923,077 shares held by New Enterprise Associates VIII, L.P.

(12) Represents 942,307 shares held by Brentwood Associates IX, L.P. and 19,231 shares held by Brentwood Affiliates Fund II, L.P.

(13) Represents 3,289,580 shares held by Oak Associates VIII, LLC and 63,713 shares held by Oak VII Affiliates Fund, Limited Partnership.

(14) Represents 943,269 shares held by Oak Investment Partners VIII, L.P. and 18,269 shares held by Oak VIII Affiliates Fund, L.P.

(15) Represents shares transferred from London Pacific Assurance Limited to an affiliated subsidiary.

   Series A Financing. Between February and June 1998 MAYAN issued an aggregate of 1,907,500 shares of Series A preferred stock to various investors, including one of MAYAN's directors, co-founder and Chief Executive Officer, Esmond T. Goei, at a purchase price of $0.80 per share.

   Series B Financing. In August 1998, MAYAN issued an aggregate of 7,843,137 shares of Series B preferred stock to various investors including entities affiliated with New Enterprise Associates and U.S. Venture Partners at a purchase price of $1.02 per share.

   Series C Financing. In April 1999 MAYAN issued an aggregate of 11,826,346 shares of its Series C preferred stock to various investors including entities affiliated with New Enterprise Associates, U.S. Venture Partners, Oak Investment Partners and Brentwood Venture Capital at a purchase price of $1.67 per share.

   Series D Financing. From October 1999 through April 2000, MAYAN issued an aggregate of 14,423,077 shares of Series D preferred stock to various investors, including one of its directors, James Mongiello, and entities affiliated with New Enterprise Associates, U.S. Venture Partners, Oak Investment Partners and Brentwood Venture Capital at a purchase price of $4.16 per share.

Loans to Officers

   From inception to June 30, 2001, MAYAN has lent the following officers and former officers money in exchange for promissory notes carrying the following terms:



                                                      Loan     Due
     Officer                                       Amount ($) Date  Interest (%)
     -------                                       ---------- ----- ------------
   Alan R. Brown..................................   70,000   12/04     5.98
   Andrew M. Lovit................................  108,000    (1)      6.00
                                                    110,000    (2)      5.00
   Julian C. Thomson..............................   70,000    (3)      6.00
                                                     30,000    (4)      5.00
                                                     48,000    (5)      5.98
   Kevin W. Williams..............................   40,000    (6)      5.98
   Daniel J. Gatti................................   11,000    (7)       n/a

--------
(1) Balance due totaling $108,000 was forgiven over a period of time ending in May 2001.

(2) Repaid in May 2001.

(3) Balance due totaling $9,215.76 was forgiven over a period of time ending in July 2000.

(4) Loan was forgiven in July 2000.

(5) Loan was forgiven in July 2000.

(6) Balance due totaling $22,006 was forgiven over a period of time ending in March 2001.

(7) Balance due totaling $3,784 was forgiven over a period of time ending in June 1999.

   In connection with option exercises, the following officers, former officers and directors delivered five-year full recourse promissory notes bearing an interest rate of 5.98%, compounded annually, with the following terms. The indebtedness is secured by the stock purchased on the exercise of the options.

                                                                 Due     Loan
      Name                                                      Date  Amount ($)
      ----                                                      ----- ----------
   Daniel W. Brown............................................. 10/04   34,000
                                                                 3/05   50,000

   Daniel J. Gatti............................................. 10/04  100,000
                                                                 3/05  300,000

   Robert A. Hernandez......................................... 10/04   59,500

   Farooq M. Raza.............................................. 10/04   18,750

   John R. Tingleff............................................ 10/04   44,600
                                                                 9/05   75,000

   Andrew White................................................ 12/04   34,000

   Alan R. Brown............................................... 10/05  247,500

                        PRINCIPAL SHAREHOLDERS OF MAYAN

   The following table sets forth information regarding beneficial ownership of MAYAN's common stock as of June 30, 2001, by:


  . each person who owns beneficially more than 5% of MAYAN's common stock or preferred stock;

  . each of MAYAN's directors and the Named Executive Officers; and

  . all of MAYAN's directors and executive officers as a group.

   This table assumes conversion of all the outstanding preferred stock into common stock effective at the closing of the merger.


                                                   Total            Percent of
Beneficial Owner                                 Shares(1)          Total (%)
----------------                                 ----------         ----------
Esmond T. Goei..................................  1,835,670(2)         4.0
Daniel J. Gatti.................................  1,046,156(3)         2.32
Daniel W. Brown.................................    310,000(4)           *
Julian C. Thomson...............................    175,000              *
Robert A. Hernandez.............................    356,010(5)           *
Andrew M. Lovit.................................    354,808(6)           *
Thomas Edrington................................    110,000(7)           *
Steven M. Krausz................................  6,799,273(8)        15.3
 2180 Sand Hill Road
 Suite 300
 Menlo Park, CA 94025
James Mongiello.................................  5,552,556(9),(10)   12.5
 3000 Sand Hill Road
 Bldg. 1, Suite 260
 Menlo Park, CA 94025
Peter T. Morris.................................  7,760,814(11)       17.5
 2490 Sand Hill Road
 Menlo Park, CA 94025
New Enterprise Associates.......................  7,760,814(11)       17.5
 2490 Sand Hill Road
 Menlo Park, CA 94025
U.S. Venture Partners...........................  6,799,273(8)        15.3
 2180 Sand Hill Road
 Suite 300
 Menlo Park, CA 94025
Brentwood Venture Capital.......................  5,452,556(12)       12.3
 3000 Sand Hill Road
 Bldg. 1, Suite 260
 Menlo Park, CA 94025
Oak Investment Partners.........................  4,314,831(13)        9.7
 525 University Avenue
 Suite 1300
 Palo Alto, CA 94301
London Pacific Assurance Limited................  5,052,580(14)       11.4
 Minden House
 6 Minden Place
 St. Heiler
 Jersey, Channel Islands
Directors and Executive Officers as a group (12
 persons)....................................... 25,788,813(15)       55.2

--------
  *  Less than one percent.

     Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to those shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by that person or group. Each shareholder's percentage of ownership in the following table is based on 44,480,454 shares of stock outstanding as of June 30, 2001, assuming the conversion of all of MAYAN's outstanding shares of preferred stock into one share of common stock. Unless otherwise indicated, the principal address of each of the shareholders below is c/o MAYAN Networks Corporation, 2115 O'Nel Drive, San Jose, California 95135.


 (1) MAYAN has issued shares of Series A, Series B, Series C and Series D preferred stock all of which is required to convert into common stock at the effective time of the merger.

 (2) Includes 2,500 shares of Series A Preferred Stock. Also includes 180,000 shares of common stock held by Evelyn Goei and 114,500 shares held by Esmond Goei, Mr. Goei's wife, 26,668 shares of common stock held by Estella Fung, Trustee of the AAA Goei Trust fbo Angela Lynn Goei, 26,666 shares of common stock held by Estella Fung, Trustee of the AAA Goei Trust fbo Amanda Susan Goei, 26,666 shares of common stock held by Estella Fung, Trustee of the AAA Goei Trust fbo Andrew Esmond Goei, includes 250,000 shares of common stock held by Archangel Capital Investments, L.P. Also includes 1,208,170 shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of March 31, 2001.


 (3) Includes 8,982 shares of Series C preferred stock and 12,020 shares of Series D preferred stock. Also, includes 741,666 shares of common stock which are subject to a right of repurchase by MAYAN.

 (4) Includes 183,541 shares of common stock which are subject to a right of repurchase by MAYAN. Also includes 10,000 shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of June 30, 2001.


 (5) Includes 6,010 shares of Series D preferred stock. Also includes 189,583 shares of common stock which are subject to a right of repurchase by MAYAN.

 (6) Includes 4,808 shares of Series D preferred stock. Also includes 211,458 shares of common stock which are subject to a right of repurchase by MAYAN.

 (7) Represents 110,000 shares of common stock issuable upon the exercise of stock options which are exercisable within 60 days of June 30, 2001.


 (8) Represents 6,119,346 shares of preferred stock held by U.S. Venture Partners V, L.P., 291,886 shares of preferred stock held by USVP V International, L.P., 190,380 shares of preferred stock held by 2180 Associates Fund V, L.P., 48,077 shares of preferred stock held by USVP International V, L.P. and 149,584 shares of preferred stock held by USVP V Entrepreneur Partners, L.P. Mr. Krausz disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

 (9) Includes 52,083 shares of common stock which are subject to a right of repurchase by MAYAN.

(10) Represents 5,343,505 shares of preferred stock held by Brentwood Associates IX, L.P. and 109,051 shares of preferred stock held by Brentwood Affiliates Fund II, L.P. Mr. Mongiello disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

(11) Represents 3,857,844 shares of preferred stock held by New Enterprise Associates VII, L.P., 82,775 shares of preferred stock held by New Enterprise Associates President's Fund, L.P., 4,902 shares of preferred stock held by New Enterprise Associates Ventures 1998, L.P., and 3,815,293 shares of preferred stock held by New Enterprise Associates VIII, L.P. Mr. Morris disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.


(12) Represents 5,343,505 shares of preferred stock held by Brentwood Associates IX, L.P. and 109,051 shares of preferred stock held by Brentwood Affiliates Fund II, L.P.

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(13) Represents 3,289,580 shares of preferred stock held by Oak Associates
     VIII, LLC, 63,713 shares of preferred stock held by Oak VIII Affiliates, LLC, 943,269 shares of preferred stock held by Oak Investment Partners VIII, L.P. and 18,269 shares of preferred stock held by Oak VIII Affiliates Fund, L.P.

(14) Includes 5,052,580 shares of preferred stock transferred from London Pacific Assurance Limited to affiliated subsidiary.

(15) Includes 1,378,331 shares of common stock which are subject of repurchase by MAYAN. Also includes 1,328,170 shares which are issuable upon the exercise of stock options exercisable within 60 days of March 31, 2001.

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                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MAYAN

   The following discussion and analysis of MAYAN's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and MAYAN's consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. MAYAN's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors--Risks Related to MAYAN" and elsewhere in this prospectus.

   As discussed in Note 12 to the financial statements included in this joint proxy statement/prospectus, MAYAN has restated its financial statements for the nine months ended March 31, 2001 and the period from July 30, 1997 (inception) through March 31, 2001 (cumulative) to record additional deferred stock compensation related to common stock options granted to an officer of MAYAN in March 2001. The following discussion gives effect to the restatement.


Overview

   MAYAN Networks Corporation is a development stage company, and its limited operating history makes it difficult to evaluate its business and prospects. MAYAN was incorporated in July 1997 and has not yet realized any revenues from the sale of its products. MAYAN's business and ability to generate revenues or realize earnings is unproven. MAYAN has only a limited operating history and limited historical financial data upon which you may evaluate its business and prospects. To date, MAYAN has focused its efforts on conducting research and development of the Unifier SMX, its principal product.


   From MAYAN's inception through March 31, 2001, MAYAN has incurred cumulative net losses of approximately $99.8 million and a shareholders' deficiency of $93.5 million. MAYAN expects to continue to incur substantial operating losses and to experience substantial negative cash flow as it expands its business.


   MAYAN's business is subject to significant risks. The Unifier SMX is currently MAYAN's only product and it is still undergoing customer testing. Currently, MAYAN's revenues are entirely dependent on the sale of the Unifier SMX. MAYAN has completed development of the first release of this product and has tested and sold it on a trial basis. MAYAN must further develop the Unifier SMX, as well as perform additional testing, before MAYAN will be able to realize revenues from sales of the product. MAYAN expects that to gain market acceptance, the Unifier SMX must satisfy tests and certifications required by its potential customers, over which MAYAN has no control. MAYAN cannot guarantee that its development and marketing efforts will result in a commercially viable product, that the Unifier SMX will be interoperable with current or future telecommunications networks systems or that customers will purchase that product as it is currently configured.


   On March 28, 2001 the board of directors approved and MAYAN entered into an agreement and plan of merger, or the Merger Agreement, with Ariel. As a result of the Ariel Merger, MAYAN will merge with an into Ariel and the shareholders of MAYAN will become stockholders of Ariel. Pursuant to the Merger Agreement, Ariel will effect a reverse stock split and issue additional shares to MAYAN shareholders, option holders and warrant holders such that MAYAN shareholders, option holders and warrant holders will control approximately 90% of the new entity's voting stock. For the Ariel Merger to be approved, the holders of a majority of the outstanding shares of MAYAN's common stock and the holders of a majority of the outstanding shares of MAYAN's preferred stock must approve the Merger Agreement. Additionally, the holders of MAYAN's preferred stock must voluntarily convert their stock into common stock pursuant to MAYAN's Amended and Restated Articles of Incorporation immediately prior to the closing of the Ariel Merger.

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   The Ariel Merger will be accounted for under the purchase method. Because
MAYAN will own approximately 90% of the common stock of Ariel (on a diluted basis) after the Ariel Merger, the Ariel Merger will be accounted for as a reverse acquisition which results in MAYAN being the acquirer of Ariel for accounting purposes.

   The Merger Agreement also requires MAYAN to provide up to $2.0 million in debt financing to Ariel under a Promissory Note on an as-needed basis until the transaction is consummated or otherwise terminated. In the event MAYAN chooses to terminate the Merger Agreement due to a superior offer, the Promissory Note becomes a term note with any principal and accrued interest payable on the one year anniversary of the termination. Should the Merger Agreement otherwise terminate, amounts due on the Note would be due and payable upon termination.

   Ariel must maintain certain representations and warranties and not be in breach of the covenants of the Merger Agreement to borrow funds against the Note. The Note has an annual interest rate of 8% and may be secured by subordinated security agreements on Ariel's tangible assets and intellectual property.

   As of March 31, 2001 MAYAN had funded $300,000 and this amount is recorded in other assets in the accompanying balance sheet. In June 2001, MAYAN increased the debt financing available to Ariel to up to $4.0 million. An additional $3.4 million has been provided under the note subsequent to March 31, 2001.


Results of Operations



Nine Months Ended March 31, 2001 and 2000


   Research and Development expenses. Research and development expenses increased to $25.8 million for the nine months ended March 31, 2001 from $18.6 million for the nine months ended March 31, 2000. Research and development expenses represented 60% and 83% of the total operating expenses for the nine months ended March 31, 2001 and 2000, respectively. The increase of $7.1 million is primarily due to the expansion of MAYAN's research and development department to develop additional feature sets for the Unifier SMX, and the increase in engineering and prototype expenses related to the design, development, and testing of the Unifier SMX product. The $7.1 million increase consists primarily of a $6.3 million increase in salaries and related benefits, a $3.1 million increase in prototype materials and supplies, a $1.0 million increase in facilities and related costs and a $1.2 million increase in depreciation offset by a reduction of $4.3 million in consulting fees. Research and development expenses, inclusive of the amortization of deferred stock compensation, for the nine months ended March 31, 2001 increased to $28.5 million from $18.8 million for the nine months ended March 31, 2000; this additional increase was a result of increased amortization of deferred stock compensation related to increased option grants as noted below.


   Sales and Marketing Expenses. Sales and marketing expenses increased to $7.9 million for the nine months ended March 31, 2001 from $2.2 million for the nine months ended March 31, 2000. Sales and marketing represented 18% and 10% of total operating expenses for the nine months ended March 31, 2001 and 2000, respectively. The $5.7 million increase in sales and marketing expense reflects the increase in sales, marketing, and customer service personnel hired in the nine months ended March 31, 2001 as compared to the nine months ended March 31, 2000. Headcount was increased in anticipation of general availability of the Unifier SMX and expected sales growth. The increase in expenses are mostly due to a $3.9 million increase in salaries and related expenses, a $1.4 million increase in promotional literature and trial units and a $379,000 increase in facilities and related costs. Sales and marketing expenses, inclusive of the amortization of deferred stock compensation, increased to $8.2 million for the nine months ended March 31, 2001 from $2.3 million for the nine months ended March 31, 2000; this additional increase was a result of increased amortization of deferred stock compensation related to increased option grants as noted below.


   General and Administrative Expenses. General and administrative expenses increased to $5.3 million for the nine months ended March 31, 2001 from $1.3 million for the nine months ended March 31, 2000. General and administrative expenses represented 12% and 6% of the total operating expenses for the nine months ended


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March 31, 2001 and 2000, respectively. The increase in general and administrative expenses reflects the increase in headcount and the overall increase in operating activities. The $4.0 million increase is primarily due to $1.0 million of increased salaries and related benefits, a $591,000 increase in facilities and related costs, a $634,000 increase in outside services, a $542,000 increase in professional fees, a $413,000 increase in recruiting costs and a $358,000 increase in supplies and depreciation expense. General and administrative expenses inclusive of the amortization of deferred stock compensation increased to $6.4 million for the nine months ended March 31, 2001 from $1.5 million for the nine months ended March 31, 2000; this additional increase was a result of increased amortization of deferred stock compensation related to increased option grants as noted below.


   Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses increased to $4.1 million for the nine month period ended March 31, 2001 from $363,000 for the nine month period ended March 31, 2000. Amortization of deferred stock compensation represented 9% and 2% of total operating expenses for the nine month period ended March 31, 2001 and 2000, respectively. Deferred stock compensation relates to options issued to employees with an exercise price below the fair value of MAYAN's common stock and options issued to advisory board members and contractors with vesting provisions requiring future service. The additional increase in amortization of deferred stock compensation expenses was primarily attributable to increased grants of stock options to employees with exercise prices below the fair value of MAYAN's common stock.


   Interest Income and Expense. Interest income increased to $2.8 million for the nine months ended March 31, 2001 from $1.8 million for the nine months ended March 31, 2000. The increase in interest income is related to the higher average of cash, cash equivalents and short-term investments held during the period due to the cash generated from the $75.0 million subordinated debt offering in October 2000. Interest expense for the nine months ended March 31, 2001 was $5.9 million as compared to $124,000 for the nine months ended March 31, 2000. The increase in 2000 was mainly due to interest and accretion of redemption premium related to the $75.0 million convertible subordinated debt offering.


Comparison of Fiscal Year Ended June 30, 2000 and 1999


   Research and Development Expenses. Research and development expenses increased to $35.4 million in 2000 from $10.7 million in 1999. Research and development expenses represented 82% and 85% of total operating expenses in 2000 and 1999, respectively. The dollar increase in these expenses was primarily due to personnel increases and increased expenditures related to design, development, prototype, manufacture and testing of the Unifier SMX product. The complexity of the development of the Unifier SMX required additional engineering personnel. At June 30, 2000, we had 122 research and development employees compared to 38 such employees at June 30, 1999. The $24.7 million increase primarily resulted from a $6.7 million increase in salaries and related benefits, a $8.4 million increase in consulting fees, a $7.5 million increase in prototype materials and supplies, a $1.1 million increase in facilities and related costs and a $584,000 increase in depreciation expense. Research and development expenses, inclusive of the amortization of deferred stock compensation, increased to $35.9 million in 2000 from $10.7 million in 1999; this additional increase was a result of increased amortization of deferred stock compensation related to increased option grants as noted below.


   Sales and Marketing Expenses. Sales and marketing expenses increased to $4.2 million in 2000 from $395,000 in 1999. Sales and marketing expenses represented 10% and 3% of total operating expenses in 2000 and 1999, respectively. The increase in sales and marketing expenses was primarily due to an increase in personnel related to the establishment of a direct sales force, a customer support function, as well as costs associated with trade shows, promotional activities and public relations. MAYAN had 30 employees in sales, marketing and customer service at June 30, 2000 as compared to four employees at June 30, 1999. The $3.8 million increase was primarily due to a $2.3 million increase in salaries and related benefits, a $527,000 increase in outside services, a $433,000 increase in travel expenses and a $293,000 increase in facilities and related costs. Sales and marketing expenses inclusive of the amortization of deferred stock compensation


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increased to $4.4 million in 2000 from $395,000 in 1999; this additional increase was a result of increased amortization of deferred stock compensation related to increased option grants as noted below.


   General and Administrative Expenses. General and administrative expenses increased to $2.5 million in 2000 from $1.5 million in 1999. General and administrative expenses represented 6% and 12% of total operating expenses in 2000 and 1999, respectively. The increase in general and administrative expenses was primarily due to increased staffing in finance and administration and the increase in overall operating activities. We had 15 general and administrative employees at June 30, 2000 as compared to four employees at June 30, 1999. The $1.0 million increase primarily relates to a $419,000 increase in outside services, a $248,000 increase in salaries and related benefits and a $192,000 increase in supplies. General and administrative expenses, inclusive of the amortization of deferred stock compensation, increased to $2.9 million for 2000 from $1.5 million in 1999; this additional increase was a result of increased amortization of deferred stock compensation related to increased option grants as noted below.


   Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation expenses increased to $1.1 million for 2000 from zero for the 1999. Amortization of deferred stock compensation represented 3% and 0% of total operating expenses in 2000 and 1999, respectively. .


   Interest Income, Net. Interest income, net increased to $2.3 million in 2000 from $375,000 in 1999. The increase was primarily due to the interest income earned on the proceeds received from the sale of our Series D preferred stock.


Comparison of Fiscal Year Ended June 30, 1999 and Inception to June 30, 1998


   Research and Development Expenses. Research and development expenses increased to $10.7 million in 1999 from $292,000 in 1998. Research and development expenses represented 85% and 48% of total operating expenses in 1999 and 1998, respectively. The dollar increase in these expenses was primarily due to personnel increases and increased expenditures related to design, development, prototype, manufacture and testing of the Unifier SMX product. At June 30, 1999, we had 38 research and development employees as compared to 6 such employees at June 30, 1998. The $10.4 million increase primarily resulted from a $2.6 million increase in salaries and related benefits, a $4.9 million increase in consulting fees, a $2.5 million increase in prototype materials,and $438,000 in recruiting costs.


   Sales and Marketing Expenses. Sales and marketing expenses increased to $395,000 in 1999 from $115,000 in 1998. Sales and marketing expenses represented 3% and 19% of total operating expenses in 1999 and 1998, respectively. The increase in sales and marketing expenses was primarily due to an increase in salaries and related benefits for personnel hired related to the development of our marketing efforts. MAYAN had four employees in sales and marketing at June 30, 1999 as compared to one employee at June 30, 1998.


   General and Administrative Expenses. General and administrative expenses increased to $1.5 million in 1999 from $206,000 in 1998. General and administrative expenses represented 12% and 34% of total operating expenses in 1999 and 1998, respectively. The increase in general and administrative expenses was primarily due to increased staffing in finance and administration related to our increased operating activities. We had four general and administrative employees at June 30, 1999 as compared to two employees at June 30, 1998.


   Interest Income, Net. Interest income, net increased to $375,000 in 1999 from $9,000 in 1998. The increase was primarily due to the interest income earned on the proceeds received from the sale of our Series B and C preferred stock.


Liquidity and Capital Resources


   From inception through March 31, 2001, we financed our operations primarily through private sales of convertible preferred stock for net cash proceeds of $88.7 million, the sales of common stock to our founders and other investors for net cash proceeds of $1.0 million and the $75.0 million subordinated debt offering in


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October 2000. As of March 31, 2001, MAYAN had cash, cash equivalents and short-
term investments of $67.3 million as compared to $38.7 million as of June 30, 2000. The increase in cash, cash equivalents and short-term investments was primarily due to the completion of the subordinated debt offering in October 2000 which has been partially offset by cash used in operating and investing activities of approximately $39.8 million.


   MAYAN used $458,000, $11.1 million, $34.6 million, $20.8 million and $38.3 million of cash in operating activities during 1998, 1999, 2000, and the nine months ended March 31, 2000 and 2001, respectively. Cash used in operating activities was attributable primarily to net losses offset by depreciation and amortization, amortization of deferred stock compensation.


   MAYAN used $34,000, $8.3 million, $13.8 million, $14.8 million and $1.6 million of cash in investing activities for 1998, 1999, 2000 and the nine months ended March 31, 2000 and 2001, respectively. The increases in cash used in investing activities for 1999, 2000 and the nine months ended March 31, 2000 was primarily related to the purchase of property and equipment of $805,000, $4.4 million, $2.2 million and $3.1 million, respectively, and purchases of short-term investments of $8.4 million, $46.6 million, $44.6 million and $69.8 million respectively; these uses were offset by proceeds from maturities of short-term investments for the same periods of $1.0 million, $38.4 million, $33.2 million, and $73.0 million, respectively. Cash outflow for other assets increased to $1.8 million in the nine months ended March 31, 2001 from $373,000 in nine months ended March 31, 2000 primarily relating to the $1.5 million payment made to an investment advisor related to the proposed merger with Ariel.


   MAYAN generated $1.5 million, $28.4 million, $60.3 million and $70.1 million in cash from financing activities for 1998, 1999, 2000 and the nine months ended March 31, 2000 and 2001, respectively. The cash provided in these periods was primarily provided by the sale of Series A preferred stock in 1998, Series B and C preferred stock in 1999 and Series D preferred stock in 2000 and the $75.0 million subordinated debt offering in October 2000.




   On May 18, 2001, MAYAN entered into an agreement with a contract manufacturer related to assembly of MAYAN's products and purchase of the related raw materials. Under this agreement, MAYAN will purchased finished products in the normal course of business and MAYAN may be obligated to purchase certain excess or obsolete materials purchased by the manufacturer at the request of MAYAN. As of May 18, 2001, approximately $5.0 million of raw materials is held by the manufacturer for possible use in assembling MAYAN's products; however, no significant amount of these raw materials is considered excess or obsolete by MAYAN.


   On May 22, 2001, MAYAN made an offer to its current subordinated note holders to exchange the $75.0 million of convertible subordinated notes for $50.0 million of exchange notes with terms including the following:

  . The exchange notes will bear interest at 7.875% and will be payable in 2005. The interest is payable semiannually in cash or common stock of MAYAN then currently traded on a U.S. national securities exchange. If MAYAN pays the interest with its common stock, the shares will be valued at approximately 90% of the then fair market value.

  . The exchange notes will be convertible into common stock of MAYAN by the holders of the notes at an initial price of $5.00 per share (conversion price-subject to certain adjustments as defined). The exchange notes will be converted into common stock at the option of MAYAN if: (i) MAYAN's common stock becomes publicly traded (such as through the contemplated merger with Ariel), (ii) MAYAN registers additional shares of its common stock to be issued upon conversion of the exchange notes, and (iii) MAYAN's common stock price exceeds 200% of the conversion price for at least 20 days during a 30 day period. MAYAN may be required to pay additional interest to the holders of the exchange notes upon a voluntary conversion by the holders prior to November 1, 2003.


  . MAYAN will have the option to redeem the exchange notes on or after November 1, 2003 at an amount ranging from 101.575% to 103.150% of the principal amount plus accrued and unpaid interest. In the

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   event of a (i) change in control of MAYAN or (ii) a delisting of MAYAN's common stock (after the Ariel merger or an alternative public merger or complying public equity offering as defined), the holders of the exchange notes may require MAYAN to repurchase the exchange notes at 105% of the principal amount plus accrued and unpaid interest.

  . The holders of the exchange notes may require MAYAN to repurchase the exchange notes at 37.5% of the principal amount plus accrued and unpaid interest prior to the earlier of (i) 90 days following the effective date of a shelf registration statement covering a resale of the exchange notes and common stock into which the exchange notes are convertible following the merger with Ariel (or an alternative public merger or complying public offering), (ii) the closing of an alternative merger (as defined) and (iii) January 10, 2002, if at the close of business on December 31, 2001 MAYAN has not closed the merger with Ariel (or an alternative public merger or complying public equity offering). This repurchase option could require MAYAN to make a cash payment of up to approximately $18.8 million to repay the exchange notes and will result in the exchange notes being classified as a current liability in MAYAN's balance sheet until this repurchase option expires.

  . If MAYAN does not complete the contemplated merger with Ariel by December
    31, 2001, the holders of the exchange notes will have the option to change the terms of the exchange notes to terms that are consistent with the currently outstanding $75.0 million convertible subordinated notes.

   The note exchange, when and if completed, and assuming completion of the Ariel merger by December 31, 2001, will result in MAYAN recording a one-time extraordinary gain in an amount determined upon completion of these events.

   In June 2001, MAYAN discontinued development of the Unifier SMX and reduced its workforce by approximately 79 and closed its Phoenix, Arizona and Richardson, Texas facilities. MAYAN will take a restructuring charge during the fourth quarter of fiscal 2001 related to the severance benefits for these employees, future obligations under lease commitments for these facilities and write down of impaired assets in amounts not yet determinable. In addition, management believes that certain inventory purchased by a contract manufacturer for use in MAYAN's products may be excess or obsolete in amounts not yet determinable. Since MAYAN is obligated to purchase this inventory, it will also record a loss on this commitment in the fourth quarter of fiscal 2001.


   MAYAN expects to continue to devote substantial capital resources to research and development activities, as well as MAYAN's sales, marketing, and customer service organizations, the enhancement of its IT infrastructure, the acquisition of complementary products, technologies and services and other general corporate activities. MAYAN believes that its current cash balances and short-term investments will be sufficient to fund its operations for the next twelve months, however, MAYAN may delay or eliminate some expenditures and scale back operations to ensure MAYAN has sufficient cash to continue to implement its strategy. MAYAN also anticipates the need for additional financing in the future and MAYAN would seek to raise additional funds through a variety of options including borrowings on proceeds from future equity financing. There can be no assurance that MAYAN will be able to obtain additional financing on acceptable terms, if at all. If adequate funds are not available, MAYAN may have to delay or cease product development and manufacturing programs or obtain funds through arrangements with third parties that may require the relinquishment of rights to certain of its technologies or potential products. Consequently, MAYAN's inability to obtain adequate financing would have a material adverse affect on its business, condition (financial or otherwise) and results of operations.

Qualitative and Quantitative Disclosure about Market Risk

   MAYAN currently plans to market its products in the United States and internationally. As a result, its financial results could be affected by factors including changes in foreign currency exchange rates or weak economic conditions in foreign markets. As no sales have been made to date, MAYAN believes there is no material risk exposure.

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

   MAYAN's exposure to market risk for changes in interest rates relates primarily to its cash equivalents and short-term investments. MAYAN's interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of its investments are short-term instruments. The investments are classified as available for sale. MAYAN does not use derivative financial instruments in its investment portfolio. MAYAN's cash investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. MAYAN selects investments that maximize interest income to the extent possible within these guidelines. MAYAN satisfies liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying its investments among a variety of high credit-quality issuers. The portfolio includes investment grade marketable securities with active secondary or resale markets. All short-term investments have a fixed interest rate and are carried at market value, which approximates cost. Due to the short-term nature of its investments, MAYAN believes that there is no material risk exposure. Therefore, no quantitative disclosures are required.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 established new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income (loss), depending upon the hedging type of relationship that exists. SFAS 133, as amended by SFAS Nos. 137 and 138, "Deferral of the Effective Date of FASB Statement No. 133", was effective for the MAYAN's fiscal year beginning July 1, 2000. As MAYAN does not currently hold derivative instruments or engage in hedging activities, MAYAN determined that the adoption of this statement did not have a material impact on its financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. MAYAN intends to follow the guidance of SAB 101 once it begins to recognize revenue.

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarified the application of Opinion No. 25 for (a) definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000 and did not have a material impact on MAYAN's financial position, results of operations or cash flows.

   In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standard (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 141 is applicable to business combinations beginning July 1, 2001 and MAYAN intends to adopt SFAS No. 142 effective July 1, 2001 and, therefore, MAYAN will account for the proposed merger with Ariel and the related goodwill under SFAS No. 141 and SFAS No. 142; accordingly, MAYAN will not amortize any goodwill resulting from this merger with such goodwill subject to a periodic impairment test.

                                    EXPERTS

   The financial statements of Ariel Corporation and its subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three years ended December 31, 2000, included in this registration statement, have been so included in reliance on the report (which contains an explanatory paragraph relating to Ariel Corporation's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of MAYAN Networks Corporation as of June 30, 1999 and 2000, and for the period from July 30, 1997 (inception) through June 30, 1998 and the years ended June 30, 1999 and 2000 included in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph regarding uncertainty of MAYAN Networks' ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the shares of Ariel common stock offered by this document will be passed upon for Ariel Corporation by Paul & Rosen, LLP, New York, NY. Attorneys of the firm Paul & Rosen, LLP beneficially own an aggregate of 45,000 shares of Ariel's common stock. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for MAYAN by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Attorneys of the firm Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 17,969 shares of MAYAN Series D preferred stock.

                      WHERE YOU CAN FIND MORE INFORMATION

   Ariel files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Stockholders may read and copy any reports, statements or other information filed by Ariel at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Ariel's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

   Ariel has filed a registration statement with the Commission to register the Ariel common stock to be issued to MAYAN shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a proxy statement and prospectus of Ariel in addition to being a proxy statement of MAYAN for use at its special meeting.

   Ariel has supplied all information contained in this document relating to Ariel, and MAYAN has supplied all information contained in this document relating to MAYAN. Neither Ariel nor MAYAN warrants the accuracy or completeness of information relating to the other.

   Stockholders can obtain any of the reports referenced above through Ariel or the Commission. Documents are available from Ariel without charge, excluding all exhibits. Stockholders may obtain those documents by requesting them orally or in writing to the following addresses or by telephone:

                               Ariel Corporation
                                 2540 Route 130
                           Cranbury, New Jersey 08512
                             Attention: Harold Paul
                                 (609) 860-2900

   If you would like to request documents, please do so by              , 2001
in order to receive them before the Ariel special meeting and by           ,
2001 in order to receive them before the MAYAN special meeting.

   Ariel stockholders should rely only on the information contained in this joint proxy statement/prospectus to vote on the merger agreement. MAYAN shareholders should rely only on the information contained in this joint proxy statement/prospectus to vote on the merger agreement and the merger. Neither Ariel nor MAYAN has authorized anyone to provide information that is different from what is contained in this joint proxy statement/prospectus. This joint
proxy statement/prospectus is dated              , 2001. Stockholders should
not assume that the information contained in this document is accurate as of any other date, and neither the mailing of this document to stockholders nor the issuance of Ariel common stock in the merger shall create any implication to the contrary.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


                                                                         PAGE(S)
                                                                         -------
INDEX TO FINANCIAL STATEMENTS--ARIEL CORPORATION

Report of Independent Accountants......................................    F-2
CONSOLIDATED FINANCIAL STATEMENTS (Audited) At December 31, 2000 and
 1999:
  Consolidated Balance Sheets..........................................    F-3
  For the years ended December 31, 2000, 1999 and 1998:
  Consolidated Statements of Operations and Comprehensive Income
   (Loss)..............................................................    F-4
  Consolidated Statements of Stockholders' Equity......................    F-5
  Consolidated Statements of Cash Flows................................    F-6
  Notes to Consolidated Financial Statements...........................    F-7

CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
  Consolidated Balance Sheets as of March 31, 2001 and December 31,
   2000................................................................   F-28
  Consolidated Statements of Operations and Comprehensive Losses For
   the Three Months Ended March 31, 2001 and 2000......................   F-29
  Consolidated Statements of Cash Flows For the Three Months Ended
   March 31, 2001 and 2000.............................................   F-30
  Notes to Consolidated Financial Statements...........................   F-31
INDEX TO FINANCIAL STATEMENTS--MAYAN NETWORKS CORPORATION
Independent Auditors' Report...........................................   F-34
Balance Sheets as of June 30, 1999 and 2000 and March 31, 2001
 (unaudited)...........................................................   F-35
Statements of Operations for the Period from July 30, 1997 (Inception)
 Through June 30, 1998, the Years Ended June 30, 1999 and 2000 and Nine
 Months Ended March 31, 2000 and 2001 (unaudited) and the Period from
 July 30, 1997 (Inception) Through March 31, 2001 (Cumulative)
 (unaudited)...........................................................   F-36
Statements of Convertible Preferred Stock and Shareholders' Equity for
 the Period from July 30, 1997 (Inception) Through March 31, 2001......   F-37
Statements of Cash Flows for the Period from July 30, 1997 (Inception)
 Through June 30, 1998, the Years Ended June 30, 1999 and 2000 and Nine
 Months Ended March 31, 2000 and 2001 (unaudited) and the Period from
 July 30, 1997 (Inception) Through March 31, 2001 (Cumulative)
 (unaudited)...........................................................   F-38
Notes to Financial Statements as of March 31, 2001, Nine Months Ended
 March 31, 2000 and 2001 (unaudited) and the Period from July 30, 1997
 (Inception) Through March 31, 2001 (Cumulative) (unaudited)...........   F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ARIEL CORPORATION:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' equity present fairly, in all material respects, the financial position of ARIEL CORPORATION and subsidiaries (the Company), at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations and has experienced recurring losses from operations, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PricewaterhouseCoopers LLP

Florham Park, New Jersey

February 21, 2001, except as to Notes 3 and 20,

which are as of March 28, 2001

                               ARIEL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                          December 31,
                                                    --------------------------
                                                        2000          1999
                                                    ------------  ------------
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $  1,129,246  $  7,088,431
  Accounts receivable, net of allowance for
   doubtful accounts of $644,706 in 2000 and
   $1,019,731 in 1999..............................    2,077,581     3,091,362
  Other receivables................................      240,082       383,676
  Inventories, net.................................    2,559,260     3,303,057
  Prepaid expenses.................................      495,859       775,943
                                                    ------------  ------------
    Total current assets...........................    6,502,028    14,642,469
Equipment, net of accumulated depreciation and
 amortization......................................    1,261,112     1,387,128
Goodwill, intangible and other assets..............    1,444,911     3,787,475
                                                    ------------  ------------
    Total assets................................... $  9,208,051  $ 19,817,072
                                                    ============  ============

       LIABILITIES and STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................. $  1,705,696  $  2,802,725
  Accrued expenses.................................    1,688,971     1,898,648
  Current portion of long term debt................      520,263     1,895,926
  Current portion of capital-lease obligation......      110,033       126,438
  Royalties payable................................       91,210        91,210
                                                    ------------  ------------
    Total current liabilities......................    4,116,173     6,814,947
Capital-lease obligation, net of current portion...      104,966       215,901
Long-term debt.....................................    1,268,721     1,788,985

Commitments and contingencies (See Note 14)

Stockholders' equity:
Preferred stock, $.001 par value:
  Authorized--2,000,000............................
  Issued and outstanding--none.....................
Common stock, $.001 par value:
  Authorized--20,000,000...........................
  Issued and outstanding--13,073,920 in 2000 and
   10,832,597 in 1999..............................       13,074        10,833
Additional paid-in capital.........................   46,436,667    37,627,809
Unrealized gain/(loss) on foreign currency
 translation.......................................     (945,806)     (503,711)
Accumulated deficit................................  (41,785,744)  (26,137,692)
                                                    ------------  ------------
    Total stockholders' equity.....................    3,718,191    10,997,239
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $  9,208,051  $ 19,817,072
                                                    ============  ============

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION

   CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)


                                          For the Years Ended December 31,
                                       ----------------------------------------
                                           2000          1999          1998
                                       ------------  ------------  ------------
Sales................................  $  8,007,074  $ 11,626,546  $ 17,445,829
Cost of goods sold...................     4,497,804     5,096,014    11,965,220
                                       ------------  ------------  ------------
Gross profit.........................     3,509,270     6,530,532     5,480,609
Selling and marketing expenses.......     5,683,349     5,634,070     5,265,542
General and administrative expenses..     6,277,270     7,312,680     9,710,275
Research and development expenses....     5,321,127     5,688,414     6,722,905
Restructuring and special charges....     2,356,656       369,528           --
                                       ------------  ------------  ------------
Total operating expenses.............    19,638,402    19,004,692    21,698,722
                                       ------------  ------------  ------------
    Loss from operations.............   (16,129,132)  (12,474,160)  (16,218,113)
Gain on sale of assets...............           --            --     29,537,896
Interest income......................       372,984       440,477       432,596
Interest expense.....................      (373,092)     (527,611)   (1,371,970)
Other income.........................        57,250        61,479        64,729
                                       ------------  ------------  ------------
    Income/(Loss) before
     Provision/(Benefit) for
     income taxes....................   (16,071,990)  (12,499,815)   12,445,138
Provision/(Benefit) for income
 taxes...............................      (423,938)          --        368,632
                                       ------------  ------------  ------------
    Net Income/(Loss)................  $(15,648,052) $(12,499,815) $ 12,076,506
Other comprehensive income/(loss),
 net of tax:
    Foreign currency translation
     adjustments.....................      (442,095)     (534,983)       31,272
                                       ------------  ------------  ------------
Comprehensive Income/(Loss)..........  $(16,090,147) $(13,034,798) $ 12,107,778
                                       ============  ============  ============
Basic and Diluted Per Share Data:
  Shares outstanding--Basic..........    12,726,382     9,843,402     9,652,664
  Earnings/(Loss) per share--Basic...        $(1.23)       $(1.27)        $1.25
  Weighted average number of common
   shares outstanding--Diluted.......    12,726,382     9,843,402    10,843,215
  Earnings/(Loss) per share--
   Diluted...........................        $(1.23)       $(1.27)        $1.11

    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the years ended December 31, 2000, 1999 and 1998


                                                                        Unearned
                                                          Unrealized  Compensation   Retained
                             Common Stock    Additional   Gain/(Loss)  related to    Earnings        Total
                          ------------------   Paid-In    on Currency    Stock     (Accumulated  Stockholders'
                            Shares   Amount    Capital    Translation   Options      Deficit)       Equity
                          ---------- ------- -----------  ----------- ------------ ------------  -------------
Balance at December 31,
 1997...................   9,234,250 $ 9,235 $30,949,180   $     --    $(110,819)  $(25,714,383) $  5,133,213
Issuance of common stock
 in connection with
 exercise of 425,900
 common stock options...     425,900     425   1,828,115         --          --             --      1,828,540
Issuance of common stock
 in connection with
 exercise of 100,000
 common stock purchase
 warrants...............     100,000     100     271,900         --          --             --        272,000
Costs incurred in
 connection with the
 issuance of common
 stock..................         --      --      (49,128)        --          --             --        (49,128)
Unearned compensation
 related to stock
 options................         --      --      302,275         --     (302,275)           --            --
Amortization of unearned
 compensation...........         --      --          --          --      413,094            --        413,094
Unrealized gain/(loss)
 on currency
 translation............         --      --          --       31,272         --             --         31,272
1998 Net Income.........         --      --          --          --          --      12,076,506    12,076,506
                          ---------- ------- -----------   ---------   ---------   ------------  ------------
Balance at December 31,
 1998...................   9,760,150 $ 9,760 $33,302,342   $  31,272   $     --    $(13,637,877) $ 19,705,497
Issuance of common stock
 in connection with
 exercise of 866,364
 common stock options...     866,364     867   3,728,979         --          --             --      3,729,846
Issuance of common stock
 in connection with
 exercise of 206,083
 common stock purchase
 warrants...............     206,083     206     264,794         --          --             --        265,000
Costs incurred in
 connection with the
 issuance of common
 stock..................         --      --      (48,869)        --          --             --        (48,869)
Value of common stock
 warrants in connection
 with debt financing....         --      --      380,563         --          --             --        380,563
Unrealized gain/(loss)
 on currency
 translation............         --      --          --     (534,983)        --             --       (534,983)
1999 Net Loss...........         --      --          --          --          --     (12,499,815)  (12,499,815)
                          ---------- ------- -----------   ---------   ---------   ------------  ------------
Balance at December 31,
 1999...................  10,832,597 $10,833 $37,627,809   $(503,711)  $     --    $(26,137,692) $ 10,997,239
Issuance of common stock
 in connection with
 exercise of 90,323
 common stock options...      90,323      90     250,535         --          --             --        250,625
Costs incurred in
 connection with the
 issuance of common
 stock..................         --      --     (762,409)        --          --             --       (762,409)
Issuance of common
 stock..................   2,151,000   2,151   8,576,849         --          --             --      8,579,000
Stock purchase warrants
 issued for services
 rendered...............         --      --      239,513         --          --             --        239,513
Non-cash compensation
 related to
 resignation............         --      --      504,370         --          --             --        504,370
Unrealized gain/(loss)
 on currency
 translation............         --      --          --     (442,095)        --             --       (442,095)
2000 Net Loss...........         --      --          --          --          --     (15,648,052)  (15,648,052)
                          ---------- ------- -----------   ---------   ---------   ------------  ------------
Balance at December 31,
 2000...................  13,073,920 $13,074 $46,436,667   $(945,806)  $     --    $(41,785,744) $  3,718,191
                          ========== ======= ===========   =========   =========   ============  ============


    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                         For the Years Ended December 31,
                                      ----------------------------------------
                                          2000          1999          1998
                                      ------------  ------------  ------------
Cash flows from operating
 activities:
Net income/(loss)...................  $(15,648,052) $(12,499,815) $ 12,076,506
Adjustments to reconcile net
 income/(loss) to net cash used in
 operating activities:
  Depreciation and amortization.....       878,301       932,409     1,265,801
  Amortization of goodwill and
   intangibles......................       563,661     1,010,677        92,105
  Acquired in process research and
   development......................           --            --        297,330
  (Gain)/Loss on sale of assets.....           --         60,911   (29,537,896)
  Amortization of debt issuance
   financing costs..................       278,985       122,988        64,719
  Provision for doubtful accounts...       289,313       546,144       851,415
  Provision for inventory
   obsolescence.....................     1,497,961       265,421     2,293,500
  Non-cash compensation expense.....       129,736           --        413,094
  Non-cash restructuring and special
   charges..........................     2,050,511           --            --
(Increase) decrease in assets:
  Accounts receivable...............       614,457       (69,335)   (2,813,966)
  Other receivables.................      (206,176)      545,883      (522,361)
  Inventories.......................      (763,498)     (729,945)   (1,700,796)
  Other assets......................        35,057       (65,267)      (34,176)
Increase (decrease) in liabilities:
  Accounts payable and accrued
   expenses.........................    (1,189,935)   (2,683,382)    1,062,523
  Royalties payable (related parties
   in 1998).........................           --         (4,200)       15,676
                                      ------------  ------------  ------------
    Net cash used in operating
     activities.....................   (11,469,679)  (12,567,511)  (16,176,526)
                                      ------------  ------------  ------------
Cash flows from investing
 activities:
  Proceeds from sale of assets......           --            --     31,348,753
  Acquisition of businesses (net of
   cash acquired)...................           --            --     (3,340,122)
  Purchase of equipment.............      (758,931)     (593,851)     (724,032)
                                      ------------  ------------  ------------
    Net cash (used in)/provided by
     investing activities...........      (758,931)     (593,851)   27,284,599
                                      ------------  ------------  ------------
Cash flows from financing
 activities:
  Proceeds from debt financing......           --            --      4,500,000
  Proceeds from issuance of common
   stock, net.......................     7,816,591           --            --
  Proceeds from exercise of stock
   options and warrants, net........       250,535     4,326,540     2,051,412
  Principal payments on capital
   lease obligations................      (101,426)      (25,261)          --
  Principal payments on debt........    (1,714,334)   (2,085,316)   (2,308,774)
                                      ------------  ------------  ------------
    Net cash provided by financing
     activities.....................     6,251,456     2,215,963     4,242,638
                                      ------------  ------------  ------------
Effect of exchange rate changes on
 cash and cash equivalents..........        17,969        37,255           --
                                      ------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents...................    (5,959,185)  (10,908,144)   15,350,711
  Cash and cash equivalents,
   beginning of year................     7,088,431    17,996,575     2,645,864
                                      ------------  ------------  ------------
  Cash and cash equivalents, end of
   period...........................  $  1,129,246  $  7,088,431  $ 17,996,575
                                      ============  ============  ============
Supplemental disclosure of cash flow
 information:
Cash paid during the year for:
  Interest..........................  $    400,061  $    549,411  $  1,362,972
  Income taxes......................           --            --        342,110
Supplemental schedule of non-cash
 investing and financing activities:           --            --
Equipment purchases included in
 accounts payable and accrued
 expenses...........................        19,746           --         62,273
Purchase of equipment under capital
 lease obligation...................           --        351,195           --


     The accompanying notes are integral parts of the financial statements.

                               ARIEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Description:

   Ariel Corporation (the "Company") is a technology company that has historically had digital signal processing (DSP) as its core strength. DSP is an enabling technology driving rapidly growing technology markets such as Remote Access Service and Internet Service Providers ("ISPs").

   The consolidated financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of approximately $15.6 million and $12.5 million for the years ended December 31, 2000 and 1999, respectively, and expects to incur costs and expenses in excess of revenues as it continues to execute its business strategy in the ISP and Original Equipment Manufacturers markets. Absent the pending transaction described in Note 20 (which is contingent upon a number of factors also described in Note 20), the Company has limited financial resources available to support its ongoing operations, fund its product development program to develop and market new competitive remote access technology, and pay its obligations as they become due.


   The factors noted in the above paragraph raise substantial doubt concerning the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon the ongoing support of its stockholders, creditors, and certain key customers, the consummation of the pending transaction as described in Note 20 (or the closing of similar debt or equity transactions), and/or its ability to successfully develop and market its remote access products and technology at economically feasible levels in the highly competitive and rapidly changing technology environment.


   As discussed in Note 20, the Company has a pending transaction with MAYAN Networks which the Company believes, if consummated, will provide adequate financial resources to support the Company through March 2002. There is no assurance, however, that the Company will be able to close the pending transaction or that such financial resources provided by the pending transaction, if closed, will be sufficient to support the Company until it reaches a successful level of operations.


2. Summary of Significant Accounting Policies:

 Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of and for the years ended December 31, 2000, 1999 and 1998. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Revenue Recognition

   Revenue is derived from the sale of hardware and software products for use in DSP Original Equipment Manufacturers, Internet Service Providers and Data Communications applications. The Company recognizes the sale of a product at the time the product is shipped to the customer and when both the collection of the resulting receivable is probable and no significant vendor and/or post-contract customer support obligations remain.


 Cash and Cash Equivalents

   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

                               ARIEL CORPORATION

 Investments

   The Company's current investment policy is to invest available cash balances in high quality debt securities. The cost of securities sold is based on the specific identification method.

 Concentration of Credit Risk

   Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents and trade receivables. The Company places its cash and cash equivalents with commercial banks. From time to time the Company had significant sales to a few customers which created a concentration of credit risk. Generally, the Company does not require collateral to support customer receivables.

   During 2000 two customers represented 20% and 11% of total Company sales, respectively. During 1999 three customers accounted 22%, 12% and 11% of sales respectively. Combined, these customers comprised 45% of sales in 1999. During 1998, one customer accounted for 25% of the Company's sales. Two other customers accounted for 14% and 13%, respectively, of total Company sales during 1998.

 Inventories

   Inventories are stated at lower of cost using the first-in, first-out method or market. The Company computes the lower of cost or market in accordance with the specific identification method.

   The markets for the Company's products are characterized by rapidly changing technology and the consequential obsolescence of relatively new products. The Company has recorded certain estimated reserves against inventories related to such technological obsolescence.

 Equipment

   Equipment consists principally of computer equipment and software, office equipment and furniture and fixtures and is stated at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets, which are generally three to five years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of equipment are reflected in the statements of operations.

 Goodwill and Intangible Assets

   Purchased technology and other intangible assets are recorded at cost and are amortized on a straight-line basis over five years. Goodwill represents the excess of cost over the fair value of identifiable assets acquired and is being amortized on a straight-line basis over 5 years. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future net cash flows is less than the carrying amount of such assets. The measurement for such an impairment loss is based on the fair value of the asset.

   At each balance sheet date, the Company reviews recoverability of goodwill, not identified with long-lived assets, based on estimated undiscounted future net cash flows from operating activities compared with the carrying value of the goodwill, and recognizes any impairment on the basis of such comparison. The recognition and measurement of goodwill impairment is assessed at the business-unit level.

                               ARIEL CORPORATION

 Other Assets

   Other assets include deferred financing costs associated with debt financing which are stated at cost. Amortization of deferred financing costs is on a straight-line basis over the life of the debt agreement.

 Foreign Currency Translation

   Financial position and results of operations of the Company's international subsidiaries have been measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at the end of the period. Statement of operations accounts are translated at the average rates of exchange prevailing during the period presented. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation account in stockholders' equity.

 Estimates Used in Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates are used for, but not limited to, the accounting for: allowance for uncollectible accounts receivable, allowance for inventory obsolescence, impairment of goodwill and intangibles, depreciation and amortization, and accrued expenses.

 Research and Development and Software Development Costs:

   Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs.

   The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards No. 86, ("SFAS"), "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed". Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers and amortized over the economic life of the software product.

   Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Among other provisions, SOP 98-1 requires that entities capitalize certain internal use software costs once certain criteria are met. Under SOP 98-1, overhead, general and administrative and training costs are not to be capitalized.

 Earnings Per Share Data

   In accordance with SFAS No. 128, "Earnings per Share" ("SFAS No. 128"), basic earnings per share are calculated based on the weighted average number of shares of common stock outstanding during the reporting period. Diluted earnings per share are calculated giving effect to all potentially dilutive common shares, assuming such shares were outstanding during the reporting period.

 Income Taxes

   The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for

                               ARIEL CORPORATION
the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities ("temporary differences") using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is "more likely than not" to be realized.

 Advertising/Marketing

   Advertising and Marketing costs are expensed as incurred and amounted to $998,528, $1,102,211 and $703,625, for the years ended December 31, 2000, 1999 and 1998, respectively.

 Comprehensive Income

   SFAS No. 130, "Reporting Comprehensive Income," requires a full set of general purpose financial statements to be expanded to include the reporting of "comprehensive income." Comprehensive income is comprised of two components, net income and other comprehensive income. For the years ended December 31, 2000, 1999 and 1998, the only item qualifying as other comprehensive income was unrealized gain or loss on foreign currency translation.

 Reclassifications

   Certain prior year amounts have been reclassified for consistency with the current year presentation. Such reclassifications had no impact to net income/(loss) and stockholders' equity.










 Recently Issued Accounting Pronouncements

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25" ("FIN No. 44"). The interpretation provides guidance for certain issues relating to stock compensation involving employees that arose in applying APB Opinion No. 25. Among other things, this interpretation clarifies (a) the definition of an employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award and (d) the accounting for an exchange of stock compensation awards in a business combination. The provisions of FIN No. 44 are effective July 1, 2000, except for the provisions regarding modifications to fixed stock options or awards that reduce the exercise price of an award, which apply to modifications made after December 15, 1998. Provisions regarding modifications to fixed stock options or awards to add reload features apply to modifications made after January 12, 2000. The effect of adopting FIN No. 44 did not have a material impact on the Company's financial statements.

   In December 1999, the staff of the SEC issued SAB 101, which summarizes the staff's interpretations of the application of generally accepted accounting principles to revenue recognition. The staff provided this guidance due in part to the large number of revenue recognition issues that it has encountered in registrant filings. In June 2000, SAB 101B, "Amendment: Revenue Recognition in Financial Statements," was issued, which deferred the effective date of SAB 101 until the fourth fiscal quarter of 2000. The effect of adopting SAB 101 did not have a material impact on the Company's financial statements.


   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the

                               ARIEL CORPORATION
balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, delaying the effective date of SFAS No. 133. The provisions of SFAS No. 133 are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 by the Company, effective January 1, 2001, had no effect on the Company.

3. Acquisitions:

   On November 23, 1998, the Company acquired all of the outstanding common stock of Solutions for Communications and International ISDN, S.A. (SCii). The transaction was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed. Purchase consideration, including related transaction costs, consisted of $3,389,030 in cash.

   Valuation of the intangible assets acquired consists of purchased in-process research and development (IPR&D), proven technology and an assembled workforce. The purchase price exceeded the estimated fair value of tangible and intangible assets acquired by $4,419,284 which was recorded as goodwill.


   The table below is an analysis of the purchase price allocation:

     Cash......................................................... $ 3,080,073
     Direct Acquisition Costs..................................... $   308,957
     SCii liabilities assumed, including estimated contingent
      liabilities................................................. $ 3,686,527
                                                                   -----------
         Total Purchase Price..................................... $ 7,075,557
                                                                   ===========
     Estimated Fair Value of Tangible Assets Acquired............. $ 1,344,523
     Estimated Fair Value of IPR&D................................ $   297,330
     Estimated Fair Value of Indentifiable intangible assets...... $ 1,014,420
     Goodwill..................................................... $ 4,419,284
                                                                   -----------
         Total.................................................... $ 7,075,557
                                                                   ===========

   Management, based upon an independent appraisal, estimates that $297,330 of the purchase price represents the fair value of purchased IPR&D that had not yet reached technological feasibility and has no alternative future use. The amount allocated to IPR&D was expensed as a non-recurring, non-tax-deductible charge upon consummation of the acquisition. The Company is using acquired in-process research and development in the area of mid-range ISDN remote access technology which it believes will broaden the Company's product line over the next several years.

   The identifiable intangible assets of $1,014,420 included in the purchase price allocation set forth above are comprised of proven technology with appraised fair value of $926,970 and an assembled workforce with an appraised fair value of $87,450. During 1999, goodwill was reduced by approximately $600,000 related to revisions of estimates for contingent liabilities.

   In June 2000, the Company recorded a restructuring charge of $2,356,656 of which $1,546,141 relates to the partial impairment of the carrying value of goodwill recorded with the Company's November 1998

                               ARIEL CORPORATION
purchase of SCii and $810,515 relates to the termination of Jay Atlas, the Company's former CEO. The write-down of goodwill resulted from the Company's June 2000 decision to phase out SCii's low-end basic rate ISDN (BRI) products and to dismiss certain SCii employees related to these products and technologies. The decision was based on reduced sales of BRI products due to the loss of major customers and advances in competing technologies. Accordingly, future BRI sales forecasts have been reduced and the Company recognized the impairment of goodwill to the extent that undiscounted future net cash flows from operating activities do not exceed the carrying value of the goodwill.


   The restructuring reserves and utilization to date were as follows:



                                             As of December 31, 2000
                                    ------------------------------------------
                                      Amount     Amount      Amount  Remaining
                                     Charged    Utilized    Adjusted  Reserve
                                    ---------- -----------  -------- ---------
2000 Restructuring Charge:
Severance and termination benefits
 (see Note 8)...................... $  810,515 $  (661,967)   $--    $148,548
Asset write-offs and impairments...  1,546,141  (1,546,141)    --         --
                                    ---------- -----------    ----   --------
  Total 2000 Restructuring Charge.. $2,356,656 $(2,208,108)   $--    $148,548
                                    ========== ===========    ====   ========


   On March 12, 2001 the Company executed a settlement agreement whereby the former owner of SCii will reimburse the Company approximately $930,000 based on provisions in the purchase agreement that require the seller to pay for adjustments to accurately state the value of assets and liabilities as of the acquisition date. Accordingly, these payments were recorded as an adjustment to the purchase price and offset against remaining goodwill and intangible assets recognized at the acquisition date. Due to the uncertainty of collecting the settlement, only amounts received as of March 31, 2001 were recorded at March 31, 2001. As of March 27, 2001, the Company has received approximately $600,000 and an additional $330,000 is due prior to May 25, 2001. Amounts received in excess of remaining goodwill and intangible assets will be recorded as other income in the period received.


4. Inventories:

   Due to the introduction of the Company's new product line, the RS4200, in the fall of 1999, the Company has experienced reduced demand for its RS2000 product. During 2000 the Company has initiated reduced pricing and other programs to consume the remaining RS2000 inventory. At December 31, 2000 approximately $1,200,000 of RS2000 inventory remained on hand. As a result, reserves of $1,070,000 and $195,000 were recorded at December 31, 2000 and 1999, respectively.

   Inventories, net of allowance, consists of the following:

                                                               December 31,
                                                           ---------------------
                                                              2000       1999
                                                           ---------- ----------
     Component materials.................................. $  556,429 $  371,821
     Work-in-progress.....................................    557,632    814,923
     Finished goods.......................................  1,445,199  2,116,313
                                                           ---------- ----------
                                                           $2,559,260 $3,303,057
                                                           ========== ==========

   Inventory at December 31, 2000 and 1999 included an allocation of approximately $82,140 and $99,000, respectively, of capitalized general and administrative expenses.

                               ARIEL CORPORATION

5. Equipment:

   Equipment consists of the following:

                                                          December 31,
                                                     ------------------------
                                                        2000         1999
                                                     -----------  -----------
     Computer and other equipment................... $ 3,788,145  $ 3,391,195
     Computer software..............................   1,061,733      933,483
     Office equipment and furniture and fixtures....     869,619      654,502
     Vehicles.......................................         --        89,972
     Loaner Equipment...............................     278,636      183,014
     Leasehold improvements.........................     192,478      191,471
                                                     -----------  -----------
                                                       6,190,611    5,443,637
     Less, accumulated depreciation and
      amortization..................................  (4,929,499)  (4,056,509)
                                                     -----------  -----------
                                                     $ 1,261,112  $ 1,387,128
                                                     ===========  ===========

   Depreciation expense was $878,301, $932,409, and $1,265,801 during 2000,
1999 and 1998 respectively. 2000 expenses included $117,000 of depreciation for equipment acquired under capital leases.

6. Reconciliation of Weighted Average Shares:

   Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding, plus all additional common shares that would have been outstanding if potentially dilutive securities or common stock equivalents had been issued. The following table reconciles the number of shares used in the earnings per share calculations:

                                                                        1998
                                                                     ----------
     Common shares--basic...........................................  9,652,664
     Effect of dilutive securities:
     Stock options..................................................  2,411,736
     Shares Acquired using the Treasury Stock Method................ (1,221,185)
                                                                     ----------
     Common shares--diluted......................................... 10,843,215
                                                                     ==========

   Options to purchase 2,621,776, 1,888,313 and 508,097 shares of common stock were outstanding at December 31, 2000, 1999 and 1998 but were not included in the computation of dilutive earnings per share because the options' exercise prices were greater than the average market price of the Company's common stock.

7. Goodwill, Intangible and Other Assets:

   Goodwill, intangible and other assets consist of the following:

                                                              December 31,
                                                          ---------------------
                                                             2000       1999
                                                          ---------- ----------
     Goodwill and Intangible Assets, net of accumulated
      amortization of $1,666,443 and $1,102,782 in 2000
      and 1999, respectively............................. $  580,966 $3,098,889
     Other Assets........................................    863,945    688,586
                                                          ---------- ----------
                                                          $1,444,911 $3,787,475
                                                          ========== ==========

   Amortization expense was $563,661, $1,010,677 and $92,105 for the years ended December 31, 2000, 1999, and 1998 respectively.

                               ARIEL CORPORATION

8. Restructuring and Special Charges:


   Effective May 31, 2000 the Company terminated the employment of Jay Atlas, its president and Chief Executive Officer, and entered into a termination and separation agreement with Mr. Atlas. As a result of Mr. Atlas' termination agreement, the Company recorded a charge of $810,515, which reflects accrued severance and related employee benefits payments of $306,145 payable over one year and an estimated value of $504,370 for the one year extension of stock options that vested during Mr. Atlas' employment. As of December 31, 2000, $157,597 of the accrued severance has been paid.


   On September 1, 1998, the Company completed the sale of all of the assets of its Communications Systems Group, (CSG), to publicly held Cabletron Systems, Inc. of Rochester, New Hampshire. The Company received $28.5 million in cash on September 1, 1998 in addition to a $5.0 million deposit it took down on July 27, 1998, for total proceeds of $33.5 million for the assets of CSG. Expenses of the transaction netted against the proceeds were approximately $3,962,104 including $1,541,673 to Mr. Etienne A. Perold, $140,000 to Mr.
Theodore J. Coburn and $75,000 to Mr. Robert J. Ranalli, former directors of the Company, who have provided management advisory services to the Company in the past.

   Additionally, interest expense reflects a one time charge of $750,000 in accordance with the terms of a $2.0 million bridge loan the Company drew down on February 19, 1998 against the anticipated proceeds of this sale. Under the terms of the Bridge Loan, the note matured upon the sale of CSG. To avoid additional interest, the Company amended the terms to pay the one time fee upon receipt of the deposit on July 27, 1998. The outstanding principal balance of $2 million and any accrued interest was repaid at closing on September 1, 1998. In addition to these expenses, approximately $1.2 million in employee bonuses were paid as a result of the sale.

9. Accrued Expenses:

   Accrued expenses consists of the following:

                                                              December 31,
                                                          ---------------------
                                                             2000       1999
                                                          ---------- ----------
     Salaries, severance and related benefits............ $  699,348 $1,203,579
     Trade show and marketing expenses...................    271,335        --
     Other...............................................    718,288    695,069
                                                          ---------- ----------
                                                          $1,688,971 $1,898,648
                                                          ========== ==========

10. Credit Facility:

   The Company maintains a credit facility with Transamerica. Currently the Company has a five-year, $3 million term loan ("Term Loan") and a $4 million revolving line of credit ("Revolver"). As of December 31, 2000, there was $1,788,984 outstanding under the Term Loan. Amounts previously drawn against the Revolver matured on June 12, 2000, and have been paid in full as of December 31, 2000.

   The Company took down the Term Loan on June 12, 1997 when it signed the agreement. Term Loan payments of principal and interest are due in arrears in twenty consecutive quarterly installments, payable on the first day of each calendar quarter commencing October 1, 1997. The interest rate under the Term Loan is based on the weekly average of the interest rate on five year U.S. Treasury Securities for stated periods plus an agreed upon number of additional basis points. The interest rate in effect was 12.10% and 12.23% at December 31, 2000 and 1999, respectively. It is secured by accounts receivable, inventory, property and equipment, and intangible assets.

                               ARIEL CORPORATION

   The Revolver provided for up to $4.0 million in advances based on a formula of eligible accounts receivable and inventory. Amounts drawn under the Revolver were collateralized by accounts receivable and inventory. Eligibility was computed monthly and amounts drawn that were not supported by the formula were repaid at that time. Accordingly, a Revolver balance, if any, was reflected as a current liability on the balance sheet. The interest rate in effect under the Revolver was based on the prime rate plus 2.50%.


   In addition, the credit agreement includes a material adverse effect clause, whereby Transamerica can accelerate the due date of the loan if certain changes in conditions (financial or otherwise) are deemed to have a material adverse effect on the Company or its ability to meet its obligations.

   The agreement also includes a provision whereby Transamerica may accelerate the remaining balance to be due and payable in the event of a change in control.


   In 1999 the Company incurred financing costs of $380,562 as consideration for waivers and amendments to certain financial covenants. There were no financing costs incurred during 1998 or 2000.

   Amortization of debt issuance costs for the years ended December 31, 2000, 1999 and 1998 were $278,985, $122,988 and $64,719, respectively.

   On October 18, 1999 the Company executed an amendment to the credit agreement that eliminated financial covenants that the Company must be in compliance with as of and for the year ended December 31, 2000 and subsequent periods.

   The Company believes that the fair value of this financial instrument approximates the carrying value. Total debt as of December 31, 2000 consisted of the following:

                                      Short Term Debt Long Term Debt Total Debt
                                      --------------- -------------- ----------
   Transamerica Revolver.............    $    --               --    $      --
   Transamerica Term Note............     520,263       $1,268,721    1,788,984
                                         --------       ----------   ----------
                                         $520,263       $1,268,721   $1,788,984
                                         ========       ==========   ==========

   Total debt as of December 31, 1999 consisted of the following:

                                      Short Term Debt Long Term Debt Total Debt
                                      --------------- -------------- ----------
   Transamerica Revolver.............   $1,199,837      $      --    $1,199,837
   Transamerica Term Note............      504,988       1,788,985    2,293,973
   COFACE Credit.....................      171,144             --       171,144
   Banque Nationale de Paris.........       14,586             --        14,586
   ANVAR.............................        5,371             --         5,371
                                        ----------      ----------   ----------
                                        $1,895,926      $1,788,985   $3,684,911
                                        ==========      ==========   ==========

                               ARIEL CORPORATION

   Acquired foreign debt of $191,101 consisted of three notes with various institutions and interest rates ranging from 5.19% to 9.7%. Payments are monthly or due at the end of the term with the last payment made on November 30, 2000.

   Principal payments on debt are as follows:

                                                                      For the
                                                                    Years Ended
                                                                    December 31,
                                                                    ------------
     2001..........................................................  $  520,263
     2002..........................................................   1,268,721
     2003..........................................................         --
     2004..........................................................         --
     Thereafter....................................................         --
                                                                     ----------
         Total.....................................................  $1,788,984
                                                                     ==========

11. Supplemental Financial Data:

   The following table sets forth the activity in the Company's inventory reserves:

     December 31, 1997.............................................  $  256,839
     Additions charged to costs and expenses.......................   2,293,500
     Additions due to valuation of assets acquired.................     135,923
     Net write-offs................................................    (326,267)
                                                                     ----------
     December 31, 1998.............................................  $2,359,995
     Additions charged to costs and expenses.......................     265,421
     Net write-offs................................................    (498,545)
                                                                     ----------
     December 31, 1999.............................................  $2,126,871
     Additions charged to costs and expenses.......................   1,497,961
     Net write-offs................................................    (858,756)
                                                                     ----------
     December 31, 2000.............................................  $2,766,076
                                                                     ==========

   The following table sets forth the activity in the Company's allowance for doubtful accounts:

     December 31, 1997.............................................  $  187,446
     Additions charged to costs and expenses.......................     851,415
     Additions due to valuation of assets acquired.................     486,688
     Net write-offs................................................     (64,694)
     Net recoveries................................................         --
                                                                     ----------
     December 31, 1998.............................................  $1,460,855
     Additions charged to costs and expenses.......................     546,144
     Net write-offs................................................    (990,518)
     Net recoveries................................................       3,250
                                                                     ----------
     December 31, 1999.............................................  $1,019,731
     Additions charged to costs and expenses.......................     289,313
     Net write-offs................................................    (706,629)
     Net recoveries................................................      42,291
                                                                     ----------
     December 31, 2000.............................................  $  644,706
                                                                     ==========

                               ARIEL CORPORATION

12. Income Taxes:

   The Company's income tax provision/(benefit) consists of the following:


                                                      Years Ended December 31,
                                                      -------------------------
                                                        2000     1999    1998
                                                      ---------  ----- --------
   Current:
    United States:
     Federal......................................... $     --   $ --  $359,265
     State........................................... $(423,938) $ --  $  9,367
    Foreign.......................................... $     --   $ --  $    --
                                                      ---------  ----- --------
                                                      $(423,938) $ --  $368,632
                                                      =========  ===== ========
   Deferred:
    United States:
     Federal......................................... $     --   $ --  $    --
     State........................................... $     --   $ --  $    --
    Foreign.......................................... $     --   $ --  $    --
                                                      ---------  ----- --------
   Income Tax Provision/(Benefit).................... $(423,938) $ --  $368,632
                                                      =========  ===== ========


   The differences between the United States federal statutory tax rate and the Company's effective tax rate are as follows:

                                                      For the Years
                                                    Ended December 31,
                                                   --------------------------
                                                    2000      1999      1998
                                                   ------    ------    ------
   Tax at United States Federal statutory tax
    rate.........................................     (34)%     (34)%      34 %
   Benefit of net operating loss carryforward....     --  %     --  %     (36)%
   Accounting losses for which deferred tax
    benefit cannot be currently recognized.......      28 %      24 %     --  %
   Foreign losses for which deferred tax benefits
    cannot currently be recognized...............       4 %       9 %       2 %
   Other.........................................      (1)%       1 %     --  %
   Alternative Minimum Tax.......................     --  %     --  %       3 %
                                                   ------    ------    ------
       Effective tax rate........................      (3)%     --  %       3 %
                                                   ======    ======    ======

   The tax effect of temporary differences and net operating loss carryforwards which make up the significant components of the Company's net deferred tax assets for financial reporting purposes are as follows:

                                                           December 31,
                                                     --------------------------
                                                         2000          1999
                                                     ------------  ------------
     Deferred tax assets:
       Accounts receivable.......................... $    768,761  $    314,343
       Inventory....................................    1,067,230       806,707
       Accrued expenses.............................      562,887       191,524
       Net operating loss carryforward..............   13,655,407     8,107,292
       Foreign capital loss carryforward............        5,431         5,807
       Foreign net operating loss carryforward......    1,791,544     1,510,367
       Research and development tax credits.........    1,720,434     1,780,391
       Depreciation.................................      416,578       167,899
       AMT Credit...................................      302,254       337,799
                                                     ------------  ------------
       Total........................................   20,290,526    13,222,129
     Valuation allowance............................  (20,290,526)  (13,222,129)
                                                     ------------  ------------
         Net........................................ $        --   $        --
                                                     ============  ============

                               ARIEL CORPORATION

   At December 31, 2000, the Company had available net operating loss carryforwards and research and development credits for federal income tax purposes of approximately $41,100,000 and $1,300,000, respectively, which expire in the years 2005 through 2020. At December 31, 2000, the Company had available net operating loss carryforwards and research and development credits for state income tax purposes of approximately $42,200,000 and $600,000, respectively, which expire in the years 2004 through 2007. The tax benefits related to approximately $9,600,000 of the federal and state net operating losses at December 31, 2000 relate to stock option deductions and will be credited to additional paid-in capital if recognized. At December 31, 2000, the Company had available federal AMT credits of approximately $302,000 that will carryforward indefinitely. The timing and manner in which the net operating loss carryforwards and credits may be utilized to reduce future taxable income, if any, may be limited by Internal Revenue Code Section 382.

   At December 31, 2000, the Company had available net operating loss carryforwards for foreign income tax purposes of $4,900,000 of which approximately $4,700,000 expires in the years 2002 through 2005. Approximately $200,000 of the foreign net operating loss carryforwards will carryover indefinitely. At December 31, 2000, the Company had available foreign capital loss carryforwards of $29,000 which expire in the year 2006.

13. Employee Benefit Plans:

   Effective January 1993, the Company adopted a defined contribution savings plan. The terms of the plan provide for eligible employees ("participants") who have met certain age and service requirements to participate by electing to contribute up to 15% of their gross salary to the plan, as defined, with the Company matching 50% of a participant's contribution up to a maximum of 3% of gross salary. Company contributions vest after four years of employment. The employees' contributions are immediately vested. The Company's contribution to the savings plan for the years ended December 31, 2000, 1999 and 1998 was $135,172, $120,411 and $163,106, respectively.


   The Company also maintains a profit sharing plan for the benefit of its employees. Contributions are determined at the discretion of the Company as defined in the Plan Document. No contributions were made for 2000, 1999 or 1998.

14. Commitments and Contingencies:

   In December 2000 the Company relocated the offices of its French subsidiary in Paris, France. Under the Paris lease the subsidiary has certain future obligations contingent on other tenants occupying the vacated premises. As the Company believes that some amount related to these issues is probable, contingent liabilities of $50,416 were recorded as of December 31, 2000.

   In December 1998, the Company's acquired French subsidiary, (See Note 3), received an assessment for taxes, penalties and interest as a result of an audit of the subsidiary's 1995 tax return. Additional assessments have subsequently been received for 1996, 1997 and 1998. The subsidiary has also received notices of additional customs taxes and related penalties and interest due to the French government. The Company has contested all these assessments and reached a final settlement with the tax authorities in December 2000. During the period the assessments were contested, a contingent liability was recorded as the Company believed some assessment was probable. The final settlement amount was recorded in accounts payable at December 31, 2000. As of the filing date, a portion of the settlement amount has been offset against certain tax credits due the Company and the remainder remitted.

   Additionally, the Company purchases certain components upon which the Company has developed specific products from sole source suppliers. The Company does not have long-term agreements with any of these

                               ARIEL CORPORATION
suppliers. Although the Company has not experienced any material difficulties in obtaining these components, any reduction or interruption in supply or manufacturing from these third-party contractors would adversely affect its ability to continue to deliver its products.

   The Company leases office space for its corporate headquarters under an operating lease which expires in January 2006. The lease provides for annual minimum lease payments during the first year of $379,872, increasing annually thereafter by $22,500. The lease also provides for the Company to pay a portion of common area costs as defined. The Company has two five-year options to renew the lease at terms as defined based upon fair market value. In addition, $125,000 is held in escrow to be applied to future rental payments. Such amount is classified as a long-term prepayment. The Company also paid a $200,000 security deposit relating to this lease. Additionally, the Company has a lease on office space in Paris, France which expires December 31, 2006 and in Dortmund, Germany which expires December 31, 2004. The Company also has certain property and equipment under capital leases. Future minimum lease payments under all leases at December 31, 2000 are as follows:


     For the Year Ending December 31,            Operating Leases Capital Leases
     --------------------------------            ---------------- --------------
     2001.......................................    $  542,025      $ 132,071
     2002.......................................       468,866         99,053
     2003.......................................       470,280            --
     2004.......................................       489,966            --
     2005.......................................       507,098            --
     Thereafter.................................        79,061            --
                                                    ----------      ---------
       Total....................................    $2,557,296        231,124
                                                    ==========
       Less amounts representing interest........................     (16,125)
                                                                    ---------
       Obligations under capital leases..........................     214,999
       Less current portion......................................    (110,033)
                                                                    ---------
                                                                    $ 104,966
                                                                    =========


   Rent expense for the years ended December 31, 2000, 1999 and 1998 was $629,515, $598,138, and $734,651, respectively.

15. Segment Data:

   In accordance with SFAS No. 131 ("Disclosures about Segments of an Enterprise and Related Information"), the segment information is being reported consistent with the Company's method of internal reporting. The Company's reportable segments for 2000 and 1999 were North American and European operations, which are a result of the acquisition of Scii (see Note 3) in 1998 and the establishment of Ariel Deutschland, GmbH, a wholly owned German subsidiary in 1999. European operations were not material and did not qualify as a reportable segment as of December 31, 1998; therefore, there is no comparable segment information presented for 1998. Segment profit includes operating expenses directly attributable to the segment including administrative, selling, marketing, research and development costs and taxes. Certain expenses managed outside the reportable segments are excluded. The Company does not include intercompany transfers between segments for management reporting purposes.

                               ARIEL CORPORATION

   Summary information by segment as of and for the years ended December 31, 2000 and 1999 is as follows:

                                            For the years ended December 31,
                                            ----------------------------------
                                                  2000              1999
                                            ----------------  ----------------
     North America:
       Revenues from external customers.... $      7,564,785  $     11,229,081
       Intersegment revenues...............           49,562            19,318
       Net segment (loss)..................      (12,245,298)       (9,918,643)
       Interest income/(expense), net......            3,278           (76,349)
       Segment assets......................        8,070,360        16,759,363
     Europe:
       Revenues from external customers.... $        442,289  $        397,465
       Intersegment revenues...............              -0-               -0-
       Net segment (loss)..................       (3,396,857)       (2,577,618)
       Interest income/(expense), net......           (3,386)          (10,785)
       Segment assets......................        1,137,691         3,057,709

   A reconciliation of the Company's segment losses to the corresponding consolidated amounts for the year ended December 31, 2000 and 1999 is as follows:

                                                  2000              1999
                                            ----------------  ----------------
     Total Segment profit/(loss)...........     $(15,642,155)     $(12,496,261)
     Margins on intersegment revenues......           (5,897)           (3,554)
                                            ----------------  ----------------
     Net loss..............................     $(15,648,052)     $(12,499,815)
                                            ================  ================

16. Share Rights Plan:

   On October 15, 1998, the Board of Directors approved the declaration of a dividend distribution of one preferred share purchase right on each outstanding share of its Common Stock ("Rights"). Each Right will entitle shareholders to buy one one-hundredth of a share of newly created Series A Preferred Stock of the Company at an exercise price of $25. The Rights will be exercisable if a person or group acquires 15% or more of the Common Stock of the Company or announces a tender offer for 15% or more of the Common Stock. The Board of Directors will be entitled to redeem the Rights at one cent per Right at any time before such person acquires 15% or more of the outstanding Common Stock. The Rights are more fully described in the Rights Plan dated as of October 9, 1998.

   Under the Rights Plan if a person acquires 15% or more of the outstanding Common Stock of the Company, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of Common Stock having a market value at that time of twice the Right's exercise price. If the Company is acquired in a merger or other business combination transaction after a person acquires 15% or more of the Company's Common Stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price. The Board of Directors may also exchange the Rights at an exchange ratio of one share of Common Stock per Right. Rights held by a 15% holder will become void and will not be exercisable to purchase Common Stock, or the acquiring person's common shares, at the discounted purchase price, and will not be available for each exchange.

   The dividend distribution will be payable to shareholders of record as of the close of business on October 9, 1998. The Rights will expire in ten years.

                               ARIEL CORPORATION

17. Related Party Transactions:

 Legal

   The Company's outside legal counsel owns shares of the Company's common stock and is a member of the Company's Board of Directors. Total legal fees paid to this outside attorney for the years ended December 31, 2000, 1999 and 1998 were approximately $113,000, $120,000 and $124,000, respectively.

 Management Advisory Services

   A director and former executive officer of the Company performed management consulting services consisting primarily of supporting our efforts to raise additional capital in the years ended December 31, 2000 and 1999. Fees received for those services were $25,000 and $54,166 for the years ended December 31, 2000 and 1999, respectively. Effective May 11, 2000 that director was employed by the company at an annual salary of $120,000. Total compensation paid to him during 2000 was $62,555.

   A director of the Company provided management advisory services to the Company since 1995. Fees incurred for the year ended December 31, 1998 were approximately $450,000. In December 1998, the Company entered into a termination agreement with this director. As a result, no such fees were incurred in 1999 or 2000.

   In addition, this director received a stock option grant of 80,000 options for management advisory services. That grant is dated December 31, 1998 and vested at the grant date. These fees are in addition to fees received for management advisory services rendered for the sale of the Company's CSG unit as disclosed in note 8. This director also had an outstanding receivable of $100,000 to the Company as of December 31, 1998. This amount was repaid to the Company in January 1999.

 Investment Banking Services

   A former director of the Company had provided investment banking advisory services to the Company since 1996. Fees and expenses incurred for the years ended December 31, 1999 and 1998 were approximately $22,000 and $156,200, respectively. No such fees were incurred for the year ended December 31, 2000. In addition, this director received a stock option grant of 40,000 options dated July 30, 1996 that vested 25% on July 30, 1996, 25% July 30, 1997 and 50% July 30, 1998 as well as an additional stock grant of 40,000 options dated May 1, 1997 that vested 50% on the effective date and 50% on May 1, 1998. These fees are in addition to fees received for management advisory services rendered for the sale of the Company's CSG unit as disclosed in note 8.

 Program Management Services

   In February 1999, the Company entered into a consulting agreement with GIOS Incorporated to advise our senior management in connection with the installation of new product development process capabilities, including assessing process issues and providing strategic decision support on an as needed basis. GIOS was co-founded in September 1998 by Dennis Schneider, our CEO and President. The agreement provides that Mr. Schneider will represent only our interests during the course of the consulting relationship. Compensation to GIOS under the agreement is $2,000 per day, three days per week for the first month of the agreement, and $1,750 per day for the remainder of the relationship, with specific time commitments to be negotiated by the parties. Under this agreement the Company paid GIOS approximately $12,485 and $162,000, for the years ended December 31, 2000 and 1999, respectively.

                               ARIEL CORPORATION

   A director and former executive officer of the Company performed management consulting services consisting primarily of sales consulting in the year ended December 31, 2000. Fees received for those services were approximately $137,000.

18. Stock Purchase Agreement:

   On February 24, 2000 the Company entered into an agreement with a number of investors to sell 2,151,000 shares of our common stock at a purchase price of $4.00 per share in a private placement. The Company also issued 2,151,000 warrants to purchase common stock with an exercise price of $6.875. The warrants are exercisable as of September 1, 2000. The exercise price of the warrants was reset to $.95 on March 1, 2001 based on the average market price for the five trading days preceding the one year anniversary date of the agreement. Under the terms of the agreement, the Company filed a registration statement to register the shares sold and those underlying the warrants. That registration statement was declared effective on April 20, 2000.

   The agreement also calls for the issuance of additional shares at no cost to these investors should the Company sell shares of common stock, or securities convertible into common stock, at a price less than $4.00 per share within twenty four months of this agreement. This provision requires the Company to issue additional shares such that the average share price of these investors is equal to the then offered price. Additionally, for twenty-four months from the date of the agreement, these investors have the right of first refusal to participate in any future sales of our common stock, or securities convertible into common stock, under the terms then offered.

19. Stock Option and Restricted Stock Awards:

 The 1992 Stock Option and Restricted Stock Plan

   During 1992, the Board of Directors approved and stockholders of the Company ratified the adoption of the 1992 Stock Option and Restricted Stock Plan (the "1992 Plan"). The 1992 Plan provided for a maximum of 600,000 shares of the Company's common stock to be issued to employees, directors and consultants, as defined in connection with stock option grants ("Options") or restricted stock awards ("Awards").

   During 1994, the Company granted, from the 1992 Plan, a total of 268,875 Options which entitle the holders to acquire an equal number of shares of the Company's common stock at an exercise price per share of $2.27 or $2.45. The Options vest over a four-year period.

   Effective October 31, 1994, the Board terminated the 1992 Plan and, accordingly, no additional Options or Awards will be issued from the 1992 Plan. As of December 31, 2000, 22,625 options remain outstanding.

 The 1994 Stock Option Plan

   During 1994, the Board of Directors (the "Board") approved and stockholders of the Company ratified the adoption of the 1994 Stock Option Plan (the "1994 Plan"). The 1994 Plan provides for a maximum of 500,000 shares of the Company's common stock to be issued to employees, directors and consultants ("employees"), as defined, in connection with stock option grants ("Stock Options"). Stock Options will be granted by the Board or a committee appointed by the Board ("the Committee"). Each Stock Option will entitle the holder to acquire an equal number of shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant as determined by the Committee (110% of the fair market value for an employee who owns 10% or more of the Company as defined). The Committee will determine the Stock Option vesting period and expiration date not to exceed ten years from the date the Stock Option was granted. The 1994 Plan

                               ARIEL CORPORATION
contains a provision whereby an employee, at the discretion of the Committee, may receive a loan from the Company in order to exercise their Stock Options. The 1994 Plan also provides for the Committee, at its discretion, to accelerate the vesting of all outstanding Stock Options so that they become fully and immediately exercisable. During October 1994, the Company granted, from the 1994 Plan, 150,000 Stock Options to three members of the Company's Advisory Board. Each Stock Option entitles the holder to acquire one share of the Company's common stock at exercise prices, per share, of $2.45 for 75,000 Stock Options and $6.00 for the remaining 75,000. The Advisory Board Stock Options are immediately exercisable and expire three years from the date of grant. In connection with the Company's initial public offering, the underwriting agreement entered into in connection therewith prohibits the Company from granting future Stock Options at an exercise price below $4.00.

   All other outstanding options vest over periods ranging from immediate to four years and expire in ten years. At December 31, 2000, 1,200 options remain outstanding.

 The 1995 Stock Option Plan

   The Company adopted its 1995 Incentive Stock Option Plan ("Plan"), which was approved by the Company's stockholders at the annual meeting of stockholders on May 14, 1996. The stockholders ratified an amendment to the Plan at the 1997 annual meeting of stockholders held on June 13, 1997, increasing the number of shares issuable under the Plan from 600,000 to 1,200,000. On June 24, 1998, the stockholders ratified an amendment to the Plan , increasing the number of shares issuable under the Plan from 1,200,000 to 1,700,000. On June 23, 1999, the stockholders ratified another amendment to the Plan, increasing the number of shares issuable under the Plan from 1,700,000 to 2,200,000.

   The Board believes that the Plan is desirable to attract and retain executives and other key employees of outstanding ability. Under the Plan, options to purchase an aggregate of not more than 2,200,000 shares of the Company's common stock may be granted.

   At various times during 2000, the Company granted a total of 1,042,250 options which entitles the holder to acquire an equal number of shares of the Company's common stock at exercise prices ranging from $1.13 to $8.19. The options vest over periods ranging from immediate up to four years and expire in ten years. At December 31, 2000, 1,306,699 options remain outstanding.

   The Plan is administered by the Board of Directors. The Board is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per-share exercise price for incentive stock options ("ISO") and for non-qualified stock options ("NQSO") will not be less than the greater of $4.00 per share or 100% of the fair market value of a share of the common stock on the date the option is granted (110% of fair market value on the date of grant of an ISO if the optionee owns more than 10% of the common stock of the Company). Upon exercise of an option, the optionee may pay the exercise price with previously acquired securities of the Company, or at the discretion of the Board, the Company may loan some or all of the purchase price to the optionee.

   Options will be exercisable for a term determined by the Board, which will not be greater than ten years from the date of grant. Options may be exercised only while the original grantee has a relationship with the Company which confers eligibility to be granted options or within three months after termination of such relationship with the Company, or up to one year after death or total and permanent disability. In the event of the termination of such relationship between the original grantee and the Company for cause (as defined in the

                               ARIEL CORPORATION

Plan), all options granted to that original optionee terminate immediately. In the event of certain basic changes in the Company, including a change in control of the Company (as described in the Plan), in the discretion of the Committee each option may become fully and immediately exercisable. ISOs are not transferable other than by will or the laws of descent and distribution. NQSOs may be transferred to the optionee's spouse or lineal descendants, subject to certain restrictions. Options may be exercised during the holder's lifetime only by the holder, his or her guardian or legal representative.

   Options granted pursuant to the Plan may be designated as ISOs, with the attendant tax benefits provided under Section 421 and 422 of the Internal Revenue Code of 1986. Accordingly, the Plan provides that the aggregate fair market value (determined at the time an ISO is granted) of the common stock subject to ISOs exercisable for the first time by an employee during the calendar year (under all plans of the Company and its subsidiaries) may not exceed $100,000. The Board may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the stockholders, and any change in the Plan must be approved by the stockholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

 Non-Plan Options

   During 2000, the Company granted 311,500 stock options to certain employees and outside consultants. Such options were issued outside the 1995 Plan and entitle the holders thereof to acquire an equal number of shares of the Company's common stock at exercise prices ranging from $2.75 to $7.81. Such options vest over periods ranging from immediate to four years and expire in ten years. At December 31, 2000, a total of 951,752 non-plan options remain outstanding.

 The 1996 Directors Plan

   The 1996 Directors Plan was adopted by the Board of Directors on January 24, 1996 and approved by the stockholders of the Company at the annual meeting of stockholders held May 14, 1996. The stockholders ratified an amendment to the Plan at the 1998 annual meeting of stockholders held on June 24, 1998, increasing the number of shares issuable under the Plan from 250,000 to 450,000. The Plan is administered by a committee appointed by the Board of Directors. The Plan is effective for a period of ten years from the date it was adopted. The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   421,000 options have been granted pursuant to the 1996 Directors Plan to date. The ability of a grantee to purchase the common stock under the 1996 plan is terminated if his or her service with the Company is terminated, provided that in certain circumstances the grantee or his estate will have the right to purchase the common stock after termination of service for a limited period of time. The right to acquire common stock is not transferable except in the circumstances of death. In the event that a reorganization, merger, consolidation, reclassification, recapitalization or capital adjustment including a stock dividend or other similar change in the common stock of the Company, equitable adjustment shall be made by the Company in the number and kind of shares that may be acquired under the 1996 Directors Plan. Common stock that may be acquired under the 1996 Directors Plan may be acquired by the surrender of other shares of common stock owned by the employee or the surrender of an unexercised portion of the right to acquire common stock under the 1996 Directors Plan.

   The Company applies APB No.25, "Accounting for Stock Issued to Employees", and related interpretations for stock options issued to employees in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans other than for stock options granted to outside consultants.

                               ARIEL CORPORATION

   The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.


   During 1998, the Company issued options to purchase shares of Common Stock to a non-employee in exchange for services to be rendered to the Company. The options were immediately vested on the date of grant and are exercisable through 2003. The estimated fair value of the options at the date of grant of approximately $302,275 was based on the Black-Scholes Pricing Model with the following assumptions: no dividend yield; 80% volatility; risk-free interest rate of 4.70%; and expected lives of 60 months. The fair value of the options at the grant date were capitalized and amortized in 1998 over the period during which services were provided to the Company.


   No such charges were recorded during 2000 or 1999. The exercise price for all stock issued to employees and non-employees during 2000, 1999 and 1998 was equal to the market price of the Company's stock at the date of grant.


   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock options issued to employees been determined based upon the fair value at the grant date for stock options issued under these plans pursuant to the methodology prescribed under SFAS No. 123, the Company's basic and diluted earnings/(loss) per share would have been adjusted, as shown in the table below. The weighted average fair value of stock options granted to employees used in determining the pro forma amounts is estimated using the Black-Scholes option-pricing model for the pro forma amounts with the following weighted average assumptions:

                                         For the years ended December 31,
                                       ---------------------------------------
                                           2000          1999         1998
                                       ------------  ------------  -----------
   Risk-free interest rate............         4.62%         6.08%        4.70%
   Expected life......................    4.0 years     3.4 years    4.1 years
   Expected volatility................          122%           86%          80%
   Expected dividends.................         None          None         None

   Net income/(loss) and basic and diluted earnings/(loss) per share as reported, and on a pro forma basis as if compensation cost had been determined on the basis of fair value pursuant to SFAS No. 123 is as follows:

                                         For the years ended December 31,
                                       ---------------------------------------
                                           2000          1999         1998
                                       ------------  ------------  -----------
   Net income/(loss):
    As reported....................... $(15,648,052) $(12,499,815) $12,076,506
    Pro forma......................... $(18,109,977) $(11,776,096) $ 9,285,433
   Basic Earnings/(Loss) per share:
    As reported.......................       $(1.23)       $(1.27)       $1.25
    Pro forma.........................       $(1.42)       $(1.20)       $0.96
   Diluted Earnings/(Loss) per share:
    As reported.......................       $(1.23)       $(1.27)       $1.11
    Pro forma.........................       $(1.42)       $(1.20)       $0.86

                               ARIEL CORPORATION

   Pro forma amounts reflect options granted after 1994 and are not likely to be representative of amounts in future years, as additional options are awarded and vested.

   For the three years ended December 31, 2000, option activity for the plans was as follows:

                                             Weighted
                                             Average
                               Options    Exercise Price
                              ----------  --------------
   Stock options outstanding
    at December 31, 1997.....  2,076,175       6.35
     Granted.................  2,697,300       3.82
     Forfeited............... (1,568,375)      6.29
     Exercised...............   (425,900)      4.32
                              ----------       ----
   Stock options outstanding
    at December 31, 1998.....  2,779,200       4.24
     Granted.................    687,752       3.16
     Forfeited...............   (712,275)      5.45
     Exercised...............   (866,364)      4.31
                              ----------       ----
   Stock options outstanding
    at December 31, 1999.....  1,888,313       3.37
     Granted.................  1,636,250       3.33
     Forfeited...............   (808,787)      3.37
     Exercised...............    (85,000)      2.95
                              ----------       ----
   Stock options outstanding
    at December 31, 2000.....  2,630,776       3.35

   The weighted average fair value of options granted during 2000, 1999 and 1998 was $3.33, $3.06, and $2.10, respectively.

   The following table summarizes information about the outstanding and exercisable stock options at December 31, 2000:

                                                                             Stock Options
                                      Stock Options Outstanding               Exercisable
                              ----------------------------------------- ------------------------
                                           Weighted    Weighted Average              Weighted
                                           Average        Remaining                  Average
   Range of Exercise Prices    Shares   Exercise Price Contractual Life  Shares   Exercise Price
   ------------------------   --------- -------------- ---------------- --------- --------------
   $1.13 to $2.44..........     878,251     $2.20         8.6 years       667,251     $2.31
   $2.45 to $3.81..........   1,277,376     $3.46         9.1 years       457,576     $3.27
   $3.94 to $10.63.........     475,149     $5.17         7.6 years       363,775     $5.37
                              ---------                                 ---------
                              2,630,776                                 1,488,602
                              =========                                 =========

20. Subsequent Event


   On March 28, 2001 the Company entered into a definitive agreement and plan of merger with MAYAN Networks which upon consummation requires us to, among other things, effect a reverse stock split and to issue additional shares to MAYAN's shareholders immediately after the reverse stock split. Upon consummation of the transaction MAYAN shareholders will control approximately 90% of the Company's outstanding voting stock.


   The consummation of the transaction requires, among other things, the approval of the plan of merger by shareholders of both companies, the filing of a registration statement with the Securities and Exchange Commission on Form S-4, the effectiveness of the shares to be issued in that filing and the listing of those shares with NASDAQ.

                               ARIEL CORPORATION

   The agreement and plan of merger also provides for a Promissory Note (the "Note") which calls for MAYAN Networks to provide up to $2 million in debt financing to the Company on an as needed basis until the transaction is consummated or otherwise terminated. In the event MAYAN chooses to terminate the merger agreement due to a superior offer, the note becomes a term note with any principal and accrued interest payable on the one year anniversary of the termination. The Company must maintain certain representations and warranties and not be in breach of the covenants of the agreement and plan of merger to draw down funds against the Note. The Note has an annual interest rate of 8% and requires the Company to execute a subordinated security agreement.


   On March 27, 2001 the Company amended its Share Rights Plan to exempt the MAYANS merger from triggering the rights under the Plan (See Note 16).


21. Selected Quarterly Financial Data (Unaudited):



                                First       Second        Third       Fourth
                               Quarter      Quarter      Quarter      Quarter
                             -----------  -----------  -----------  -----------
2000
----
Revenue..................... $ 2,072,221  $ 1,097,221  $ 2,180,597  $ 2,657,035
Gross profit................ $ 1,203,847  $    75,829  $   927,251  $ 1,302,343
Loss from operations........ $(2,813,009) $(6,796,341) $(3,181,298) $(3,338,484)
Net loss.................... $(2,812,977) $(6,785,563) $(3,144,488) $(2,905,024)
 Loss per common share
Net loss, basic............. $     (0.24) $     (0.52) $     (0.24) $     (0.23)
Net loss, diluted........... $     (0.24) $     (0.52) $     (0.24) $     (0.23)

1999
----
Revenue..................... $ 3,073,529  $ 2,760,021  $ 2,869,593  $ 2,923,403
Gross profit................ $ 1,679,931  $ 1,630,290  $ 1,736,512  $ 1,483,799
Loss from operations........ $(3,023,954) $(3,284,687) $(2,885,440) $(3,280,079)
Net loss.................... $(3,008,817) $(3,267,936) $(2,983,993) $(3,239,069)
 Loss per common share
Net loss, basic............. $     (0.33) $     (0.33) $     (0.31) $     (0.30)
Net loss, diluted........... $     (0.33) $     (0.33) $     (0.31) $     (0.30)

                               ARIEL CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)


                                                     March 31,    December 31,
                                                        2001          2000
                                                    ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents........................ $    423,477  $  1,129,246
  Accounts receivable, net of allowance for
   doubtful accounts of $547,715 in 2001 and
   $644,706 in 2000................................      421,939     2,077,581
  Other receivables................................      209,448       240,082
  Inventories, net.................................    2,279,477     2,559,260
  Prepaid expenses.................................      482,957       495,859
                                                    ------------  ------------
    Total current assets...........................    3,817,298     6,502,028
Equipment, net of accumulated depreciation and
 amortization......................................    1,058,656     1,261,112
Other assets.......................................      673,891     1,444,911
                                                    ------------  ------------
    Total assets................................... $  5,549,845  $  9,208,051
                                                    ============  ============

LIABILITIES & STOCKHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
  Accounts payable................................. $  1,661,925  $  1,705,696
  Accrued expenses.................................    1,800,652     1,688,971
  Notes payable--current portion of long-term
   debt............................................      886,126       520,263
  Current portion of capital-lease obligation......      110,033       110,033
  Royalties payable................................       91,210        91,210
                                                    ------------  ------------
      Total current liabilities....................    4,549,946     4,116,173
Capital-lease obligation, net of current portion...       76,059       104,966
Notes payable--long term...........................    1,066,922     1,268,721
Stockholders' equity
  Preferred stock, $.001 par value:
    Authorized--2,000,000 shares issued and
     outstanding--none
  Common stock, $.001 par value:
    Authorized--20,000,000 shares issued and
     outstanding--13,073,920 at March 31, 2001 and
     December 31, 2000.............................       13,074        13,074
  Additional paid-in capital.......................   46,436,667    46,436,667
  Unrealized losses--foreign currency translation
   adjustment......................................     (958,245)     (945,806)
  Accumulated deficit..............................  (45,634,578)  (41,785,744)
                                                    ------------  ------------
    Total stockholders' equity/(deficit)...........     (143,082)    3,718,191
                                                    ------------  ------------
      Total liabilities & stockholders'
       equity/(deficit)............................ $  5,549,845  $  9,208,051
                                                    ============  ============


    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSSES
                                  (Unaudited)

                                                        Three Months Ended
                                                             March 31,
                                                      ------------------------
                                                         2001         2000
                                                      -----------  -----------
Sales................................................ $   881,656  $ 2,072,221
Cost of goods sold...................................     625,508      868,374
                                                      -----------  -----------
    Gross profit.....................................     256,148    1,203,847
Expenses:
  Sales and marketing................................   1,064,854    1,266,834
  General and administrative.........................   1,935,011    1,468,396
  Research and development...........................   1,090,516    1,281,626
                                                      -----------  -----------
    Total operating expenses.........................   4,090,380    4,016,856
                                                      -----------  -----------
  Loss from operations...............................  (3,834,232)  (2,813,009)
Interest income......................................       7,269      110,918
Interest expense.....................................     (67,167)    (110,133)
Other income/(expense)...............................      45,296         (753)
                                                      -----------  -----------
    Net loss.........................................  (3,848,834)  (2,812,977)
                                                      -----------  -----------
    Other comprehensive loss, net of tax foreign
     currency translation adjustments................     (12,439)    (147,268)
                                                      -----------  -----------
      Comprehensive loss............................. $(3,861,273) $(2,960,245)
                                                      ===========  ===========
Basic and diluted loss per share..................... $     (0.29) $     (0.24)
                                                      ===========  ===========



    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)


                                                      For The Three Months
                                                         Ended March 31,
                                                     ------------------------
                                                        2001         2000
                                                     -----------  -----------
Cash flows from operating activities:
Net Loss............................................ $(3,848,834) $(2,812,977)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization.....................     203,529      243,905
  Amortization of goodwill & intangibles............      49,112      233,467
  Amortization of debt issuance costs...............      69,746       67,953
  Provision/(recovery) for doubtful accounts........      12,956       (1,793)
  Provision for inventory obsolescence..............      45,000       91,659
  Non-cash compensation expense.....................      59,878          --
(Increase) decrease in assets:
  Accounts receivable...............................   1,757,033    1,119,738
  Other receivables.................................    (115,539)    (122,392)
  Inventories.......................................     240,678      105,548
  Other assets......................................    (111,539)    (251,209)
Increase (decrease) in liabilities:
  Accounts payable and accrued expenses.............     134,558   (2,340,170)
                                                     -----------  -----------
  Net cash used in operating activities.............  (1,503,422)  (3,666,271)
                                                     -----------  -----------
Cash flows from investing activities:
  Purchase of equipment.............................      (3,620)    (320,896)
  Purchase of investments...........................    (220,000)         --
  Proceeds from maturity of investments.............     350,000          --
  Purchase price adjustment.........................     564,430          --
                                                     -----------  -----------
    Net cash provided by (used in) investing
     activities.....................................     690,810     (320,896)
                                                     -----------  -----------
Cash flows from financing activities:
  Principal payments on capital lease obligation....     (28,907)     (25,593)
  Principal payments on long-term debt..............    (163,752)    (204,183)
  Proceeds from bridge-loan.........................     300,000          --
  Proceeds from issuance of common stock, net.......         --     8,242,142
  Proceeds from exercise of common stock options and
   warrants.........................................         --        10,063
                                                     -----------  -----------
    Net cash provided by financing activities.......     107,341    8,022,429
                                                     -----------  -----------
Effect of exchange rate changes on cash and cash
 equivalents........................................        (498)      (1,166)
Net (decrease)/increase in cash and cash
 equivalents........................................    (705,769)   4,034,096
    Cash and cash equivalents, beginning of period..   1,129,246    7,088,431
                                                     -----------  -----------
Cash and cash equivalents, end of period............ $   423,477  $11,122,527
                                                     ===========  ===========


    The accompanying notes are an integral part of the financial statements.

                               ARIEL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1. Basis of Presentation

   The financial statements included herein have been prepared by the Company, pursuant to the Rules and Regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes, however, that the disclosure contained herein is adequate to make the information presented not misleading. The financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 2000.

   As of March 31, 2001, the Company had negative working capital of $732,648, including cash and cash equivalents of $423,477. The Company has incurred substantial operating losses and had an accumulated deficit of $45,634,578 as of March 31, 2001. The Company has incurred net losses of approximately $15.6 million and $12.5 million for the years ended December 31, 2000 and 1999, respectively, and $3.8 million for the three months ended March 31, 2001 and expects to incur costs and expenses in excess of revenues as it continues to execute its business strategy in the ISP and original equipment manufacturer markets. Absent the pending transaction with MAYAN Networks Corporation described below and in Note 20 to the financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2000, (which is contingent upon a number of factors), the Company has limited financial resources available to support its ongoing operations, fund product development programs to develop and market new competitive remote access technology, and pay its obligations as they become due.


   These factors raise substantial doubt concerning the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon the consummation of the pending transaction with MAYAN Networks Corporation as described below in Note 5, the ongoing support of its stockholders, creditors, and certain key customers, and/or its ability to successfully develop and market its remote access products and technology at economically feasible levels in a highly competitive and rapidly changing technology environment.

   As discussed in Note 5, the Company has a pending transaction with MAYAN Networks Corporation which the Company believes, if consummated, will provide adequate financial resources to support the Company through March 2002. There is no assurance, however, that the Company will be able to close the pending transaction or that such financial resources provided by the pending transaction, if closed, will be sufficient to support the Company until it reaches a successful level of operations.

   In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of the Company as of March 31, 2001 and the results of operations for the three months ended March 31, 2001 and 2000. The results for interim periods are not necessarily indicative of results for the full year.

                               ARIEL CORPORATION

                                  (Unaudited)


2. Inventories, net of allowance:

   Inventories, net of allowance, consists of the following:

                                                         March 31,  December 31,
                                                            2001        2000
                                                         ---------- ------------
     Component Materials................................ $  260,276  $  556,429
     Work-in process....................................    353,504     557,632
     Finished Goods.....................................  1,665,697   1,445,199
                                                         ----------  ----------
                                                         $2,279,477  $2,559,260
                                                         ==========  ==========

3. Debt

   As of March 31, 2001 the Company had total debt of $1,953,048 consisting of a Term Note due to Transamerica Business Credit Corporation of $1,653,048 and a bridge loan due to MAYAN Networks of $300,000. As of March 31, 2001 outstanding debt of $1,653,048 remained on the Term Note payable quarterly in arrears over twenty consecutive quarters commencing October 1, 1997. The interest rate in effect on the term loan at March 31, 2000 was 12.10%.

   The Transamerica credit agreement includes a material adverse effect clause, whereby Transamerica can accelerate the due date of the loan if certain changes in conditions (financial or otherwise) are deemed to have a material adverse effect on the Company's ability to meet its obligations. The Company believes it is in compliance with this provision and Transamerica has not communicated to the Company that a material adverse effect has occurred.

   On March 28, 2001, the Company entered in an agreement with MAYAN Networks (see Note 5) which, among other things, provides for a Promissory Note (the "Note"). The Note calls for MAYAN Networks to provide up to $2 million in debt financing to the Company on an as needed basis until the transaction is consummated or otherwise terminated. In June 2001 the Note was increased to provide up to $4 million. In the event MAYAN chooses to terminate the merger agreement due to a superior offer, the note becomes a term note with any principal and accrued interest payable on the one year anniversary of the termination. Should the merger agreement otherwise terminate amounts due on the Note would be due and payable upon termination.


   The Company must maintain compliance with certain representations and warranties and not be in breach of the covenants of the merger agreement to draw down funds against the Note. The Note has an annual interest rate of 8% and is secured by subordinated security agreements on the Company's tangible assets and intellectual property.

   The Company had drawn down $300,000 as of March 31, 2001. As of the July 23, 2001 there is a total of $3,700,000 outstanding.


4. Segment Data

   Segments are comprised of European and North American operations. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 1 of the Company's financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2000. Segment profit includes operating expenses directly attributable to the segment including administrative, selling, marketing, research and development costs and taxes. Certain expenses managed outside

                               ARIEL CORPORATION

                                  (Unaudited)

the reportable segments are excluded. Costs excluded from segment profit include charges for in-process technology and costs related to mergers and acquisitions. The Company does not include intercompany transfers between segments for management reporting purposes.

   Summary information by segment as of and for the three months ended March
31:

     North America:
     For the three months ended and as of:          March 31, 2001 March 31, 2000
     -------------------------------------          -------------- --------------
       Revenues from external customers............  $   829,922    $ 1,954,617
       Segment profit loss.........................   (3,580,880)    (2,579,509)
       Segment assets..............................    5,016,204     19,725,473

     Europe:
     For the three months ended and as of:          March 31, 2001 March 31, 2000
     -------------------------------------          -------------- --------------
       Revenues from external customers............  $    51,734    $   117,604
       Segment loss................................     (267,954)      (233,468)
       Segment assets..............................      533,641      2,562,314

5. Merger Agreement

   On March 28, 2001 the Company entered into a definitive agreement and plan of merger with MAYAN Networks Corporation of San Jose, California which upon consummation requires the Company to, among other things, effect a reverse stock split and to issue additional shares to MAYAN's shareholders immediately after the reverse stock split. Upon consummation of the transaction MAYAN shareholders will control approximately 90% of the Company's outstanding voting stock.

   The merger will be accounted for under the purchase method. Because MAYAN will own approximately 90% of the common stock of Ariel (on a diluted basis) after the merger, the merger will be accounted for as a reverse acquisition which results in MAYAN being the acquirer of Ariel for accounting purposes.

   The consummation of the transaction requires, among other things, the approval of the plan of merger by shareholders of both companies, the filing of a registration statement with the Securities and Exchange Commission on Form S-4, the effectiveness of the shares to be issued in that filing and the listing of those shares on the NASDAQ National Market.

   The Company expects to complete the transaction by August 31, 2001.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MAYAN Networks Corporation:

   We have audited the accompanying balance sheets of MAYAN Networks Corporation (the Company), a development stage company, as of June 30, 1999 and 2000 and the related statements of operations, convertible preferred stock and shareholders' equity (deficiency), and cash flows for the period from July 30, 1997 (inception) through June 30, 1998 and the years ended June 30, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1999 and 2000, and the results of its operations and its cash flows for the periods stated above in conformity with accounting principles generally accepted in the United States of America.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

DELOITTE & TOUCHE LLP

San Jose, California
September 26, 2000

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                                 BALANCE SHEETS
                      (In thousands, except share amounts)


                                                  June 30,
                                              ------------------    March 31,
                                                1999      2000        2001
                                              --------  --------  -------------
                                                                  (As restated-
                                                                  see note 12)
                                                                   (unaudited)
                   ASSETS
Current assets:
 Cash and cash equivalents..................  $ 10,050  $ 21,928    $ 52,183
 Short-term investments.....................     7,431    16,765      15,102
 Prepaid expenses and other current
  assets....................................       120       729       1,064
                                              --------  --------    --------
   Total current assets.....................    17,601    39,422      68,349
Property and equipment, net.................       721     4,364       5,599
Restricted cash.............................       --        799         824
Subordinated debt issuance costs............       --        --        4,356
Other assets................................       123       445       2,237
                                              --------  --------    --------
   Total assets.............................  $ 18,445  $ 45,030    $ 81,365
                                              ========  ========    ========

    LIABILITIES AND SHAREHOLDERS' EQUITY
                (DEFICIENCY)
Liabilities:
 Accounts payable...........................  $    783  $  6,389    $  3,835
 Accrued compensation and related
  benefits..................................       202       463         406
 Other accrued liabilities..................       273       230       2,640
 Current portion of long-term debt
  obligations...............................       339       453         441
                                              --------  --------    --------
   Total current liabilities................     1,597     7,535       7,322
5.25% Convertible subordinated notes........       --        --       78,295
Long-term debt obligations..................       799       523         203
Deferred rent...............................       --        250         323
Commitments and contingencies (Notes 6 and
 13)
Convertible preferred stock:
Series A stock, $0.0001 par value, 1,907,500
 shares authorized, issued and outstanding
 in 1999, 2000 and March 31, 2001
 (liquidation preference $1,526)............     1,509     1,509       1,509
Series B stock, $0.0001 par value, 7,843,137
 shares authorized, issued and outstanding
 in 1999, 2000 and March 31, 2001
 (liquidation preference $8,000)............     7,554     7,554       7,554
Series C stock, $0.0001 par value,
 11,826,647 shares authorized; shares issued
 and outstanding: 11,826,346 in 1999, 2000
 and March 31, 2001 (liquidation preference
 $19,750)...................................    19,694    19,694      19,694
Series D stock, $0.0001 par value,
 14,423,077 shares authorized; shares issued
 and outstanding: none in 1999 and
 14,423,077 in 2000 and March 31, 2001
 (liquidation preference $60,000)...........       --     59,969      59,969
                                              --------  --------    --------
Total convertible preferred stock...........    28,757    88,726      88,726
                                              --------  --------    --------
Shareholders' equity (deficiency):
 Common stock, $0.0001 par value, shares
  authorized: 60,000,000 in 1999 and 2000
  and 65,000,000 on March 31, 2001; shares
  issued and outstanding: 3,644,063 in 1999
  and 9,738,937 in 2000, and 10,606,410 on
  March 31, 2001............................       121     6,257      19,029
 Notes receivable from shareholders.........       --       (730)     (1,053)
 Deferred stock compensation................       --     (3,827)    (11,725)
 Accumulated other comprehensive income
  (loss)....................................       (20)      (38)         47
 Deficit accumulated during development
  stage.....................................   (12,809)  (53,666)    (99,802)
                                              --------  --------    --------
   Total shareholders' equity (deficiency)..   (12,708)  (52,004)    (93,504)
                                              --------  --------    --------
   Total liabilities, convertible preferred
    stock and shareholders' equity
    (deficiency)............................  $ 18,445  $ 45,030    $ 81,365
                                              ========  ========    ========


                       See notes to financial statements.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)


                         Period from
                          July 30,                                                Period from
                            1997                                                 July 30, 1997
                         (Inception) Years Ended June      Nine Months Ended      (Inception)
                           Through          30,                March 31,         Through March
                          June 30,   ------------------  -----------------------   31, 2001
                            1998       1999      2000      2000        2001      (Cumulative)
                         ----------- --------  --------  --------  ------------- -------------
                                                                   (As restated- (As restated-
                                                                   see note 12)  see note 12)
                                                              (unaudited)         (unaudited)
Operating expenses:
  Research and
   development
   (exclusive of noncash
   compensation expense)
   .....................   $  292    $ 10,676  $ 35,442  $ 18,641    $ 25,769      $ 72,179
  Sales and marketing
   (exclusive of noncash
   compensation
   expense).............      115         395     4,165     2,183       7,920        12,595
  General and
   administrative
   (exclusive of noncash
   compensation
   expense).............      206       1,509     2,483     1,333       5,287         9,485
  Amortization of
   deferred stock
   compensation*........      --          --      1,112       363       4,066         5,178
                           ------    --------  --------  --------    --------      --------
    Total operating
     expenses...........      613      12,580    43,202    22,520      43,042        99,437
Interest expense
 including accretion of
 redemption premium.....      --           34       163       124       5,889         6,086
Interest income.........       (9)       (409)   (2,508)   (1,750)     (2,795)       (5,721)
                           ------    --------  --------  --------    --------      --------
Net loss................   $ (604)   $(12,205) $(40,857) $(20,894)   $(46,136)     $(99,802)
                           ======    ========  ========  ========    ========      ========
Basic and diluted net
 loss per share.........   $(1.65)   $  (5.46) $ (10.00) $  (5.79)   $  (6.90)     $ (31.37)
                           ======    ========  ========  ========    ========      ========
Shares used in
 calculating basic and
 diluted net loss per
 share..................      367       2,236     4,085     3,608       6,685         3,181
                           ======    ========  ========  ========    ========      ========
*Amortization of
 deferred stock
 compensation:
  Research and
   development..........   $  --     $    --   $    454  $    110    $  2,683      $  3,137
  Sales and marketing...      --          --        269        79         273           542
  General and
   administrative.......      --          --        389       174       1,110         1,499
                           ------    --------  --------  --------    --------      --------
                           $  --     $    --   $  1,112  $    363    $  4,066      $  5,178
                           ======    ========  ========  ========    ========      ========


                       See notes to financial statements.

                          MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

      STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
                               (DEFICIENCY)

         Period from July 30, 1997 (Inception) Through March 31, 2001
                     (In thousands, except share amounts)


                                                                                                    Deficit
                     Convertible                             Notes                   Accumulated  Accumulated     Total
                   Preferred Stock      Common Stock       Receivable    Deferred       Other       During    Shareholders'
                  ------------------ -------------------      from        Stock     Comprehensive Development    Equity
                    Shares   Amount    Shares    Amount   Shareholders Compensation  Gain (Loss)     Stage    (Deficiency)
                  ---------- ------- ----------  -------  ------------ ------------ ------------- ----------- -------------
Comprehensive
loss--net loss..         --  $   --         --   $   --     $   --       $    --        $ --       $   (604)    $   (604)
Issuance of
common stock to
founders in
October 1997 for
cash at $0.004
per share.......         --      --   5,012,500       20        --            --          --            --            20
Repurchase of
common stock....         --      --    (500,000)      (2)       --            --          --            --            (2)
Issuance of
preferred Series
A stock in
February and
June 1998 for
cash at $0.80
per share (net
of issuance
costs of $17)...   1,907,500   1,509        --       --         --            --          --            --           --
                  ---------- ------- ----------  -------    -------      --------       -----      --------     --------
Balances, June
30, 1998........   1,907,500   1,509  4,512,500       18        --            --          --           (604)        (586)
Net loss........         --      --         --       --         --            --          --        (12,205)     (12,205)
Other
comprehensive
loss, net
unrealized loss
from short-term
investments.....         --      --         --       --         --            --          (20)          --           (20)
Comprehensive
loss............
Issuance of
common stock in
August 1998 for
cash at $0.08
per share.......         --      --     500,000       40        --            --          --            --            40
Exercise of
stock options...         --      --     217,500       18        --            --          --            --            18
Repurchase of
common stock....         --      --  (1,585,937)      (6)       --            --          --            --            (6)
Issuance of
preferred Series
B stock in
August 1998 for
cash at $1.02
per share (net
of issuance
costs of $446)..   7,843,137   7,554        --       --         --            --          --            --           --
Issuance of
preferred Series
C stock in April
1999 for cash at
$1.67 per share
(net of issuance
costs of $55)...  11,826,346  19,694        --       --         --            --          --            --           --
Warrants issued
in connection
with long-term
obligation......         --      --         --        51        --            --          --            --            51
                  ---------- ------- ----------  -------    -------      --------       -----      --------     --------
Balances, June
30, 1999........  21,576,983  28,757  3,644,063      121        --            --          (20)      (12,809)     (12,708)
Net loss........         --      --         --       --         --            --          --        (40,857)     (40,857)
Other
comprehensive
loss, net
unrealized loss
from
investments.....         --      --         --       --         --            --          (18)          --           (18)
Comprehensive
loss............
Exercise of
stock options...         --      --   6,589,925    1,244       (730)          --          --            --           514
Repurchase of
common stock....         --      --    (495,051)     (47)       --            --          --            --           (47)
Deferred stock
compensation....         --      --                4,939        --         (4,939)        --            --           --
Amortization of
deferred stock
compensation....         --      --         --       --         --          1,112         --            --         1,112
Issuance of
preferred Series
D stock in
October 1999 for
cash at $4.16
per share (net
of issuance
costs of $31)...  14,423,077  59,969        --       --         --            --          --            --           --
                  ---------- ------- ----------  -------    -------      --------       -----      --------     --------
Balances, June
30, 2000........  36,000,060  88,726  9,738,937    6,257       (730)       (3,827)        (38)      (53,666)     (52,004)
Net loss*.......         --      --         --       --         --            --          --        (46,136)     (46,136)
Other
comprehensive
income, net
unrealized
income from
investments*....         --      --         --       --         --            --           85           --            85
Comprehensive
loss*...........
Exercise of
stock options*..         --      --   2,009,063    1,247       (323)          --          --            --           924
Repurchase of
common stock*...         --      --  (1,141,590)    (439)       --            --          --            --          (439)
Deferred stock
compensation*...         --      --               14,704        --        (14,704)        --            --           --
Reversal of
deferred stock
compensation due
to employee
terminations*...         --      --         --    (2,740)       --          2,740         --            --           --
Amortization of
deferred stock
compensation*...         --      --         --       --         --          4,066         --            --         4,066
                  ---------- ------- ----------  -------    -------      --------       -----      --------     --------
Balances, March
31, 2001 (as
restated-see
note 12)*.......  36,000,060 $88,726 10,606,410  $19,029    $(1,053)     $(11,725)      $  47      $(99,802)    $(93,504)
                  ========== ======= ==========  =======    =======      ========       =====      ========     ========
                      Total
                  Comprehensive
                      Loss
                  -------------
Comprehensive
loss--net loss..    $   (604)
                  =============
Issuance of
common stock to
founders in
October 1997 for
cash at $0.004
per share.......
Repurchase of
common stock....
Issuance of
preferred Series
A stock in
February and
June 1998 for
cash at $0.80
per share (net
of issuance
costs of $17)...
Balances, June
30, 1998........
Net loss........    $(12,205)
Other
comprehensive
loss, net
unrealized loss
from short-term
investments.....         (20)
                  -------------
Comprehensive
loss............    $(12,225)
                  =============
Issuance of
common stock in
August 1998 for
cash at $0.08
per share.......
Exercise of
stock options...
Repurchase of
common stock....
Issuance of
preferred Series
B stock in
August 1998 for
cash at $1.02
per share (net
of issuance
costs of $446)..
Issuance of
preferred Series
C stock in April
1999 for cash at
$1.67 per share
(net of issuance
costs of $55)...
Warrants issued
in connection
with long-term
obligation......
Balances, June
30, 1999........
Net loss........    $(40,857)
Other
comprehensive
loss, net
unrealized loss
from
investments.....         (18)
                  -------------
Comprehensive
loss............    $(40,875)
                  =============
Exercise of
stock options...
Repurchase of
common stock....
Deferred stock
compensation....
Amortization of
deferred stock
compensation....
Issuance of
preferred Series
D stock in
October 1999 for
cash at $4.16
per share (net
of issuance
costs of $31)...
Balances, June
30, 2000........
Net loss*.......    $(46,136)
Other
comprehensive
income, net
unrealized
income from
investments*....          85
                  -------------
Comprehensive
loss*...........    $(46,051)
                  =============
Exercise of
stock options*..
Repurchase of
common stock*...
Deferred stock
compensation*...
Reversal of
deferred stock
compensation due
to employee
terminations*...
Amortization of
deferred stock
compensation*...
Balances, March
31, 2001 (as
restated-see
note 12)*.......

----
* unaudited
                      See notes to financial statements.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                     Period from
                          Period from                                               July 30, 1997
                         July 30, 1997    Years Ended         Nine Months Ended      (Inception)
                          (Inception)      June 30,               March 31,            through
                            through    ------------------  ------------------------ March 31, 2001
                         June 30, 1998   1999      2000      2000         2001       (Cumulative)
                         ------------- --------  --------  --------  -------------- --------------
                                                                     (As restated-- (As restated--
                                                                      see Note 12)   see Note 12)
                                                                 (unaudited)         (unaudited)
Cash flows from
 operating activities:
Net loss...............     $ (604)    $(12,205) $(40,857) $(20,894)    $(46,136)     $ (99,802)
Adjustments to
 reconcile net loss to
 net cash used in
 operating activities:
 Noncash interest
  expense..............        --             7        14         9        4,003          4,024
 Noncash interest
  income...............        --           --     (1,150)     (893)      (1,541)        (2,691)
 Depreciation and
  amortization.........          1          103       774       438        1,820          2,698
 Amortization of
  deferred stock
  compensation.........        --           --      1,112       363        4,066          5,178
 Gain on disposal of
  property and
  equipment............        --           (10)      --        --           --             (10)
 Deferred rent.........        --           --        250        62           73            323
 Change in assets and
  liabilities:
 Prepaid expenses and
  other current
  assets...............         (3)         (66)     (609)     (455)        (335)        (1,013)
 Accounts payable......         98          685     5,606        20       (2,554)         3,835
 Accrued liabilities...         50          425       218       523        2,353          3,046
                            ------     --------  --------  --------     --------      ---------
   Net cash used in
    operating
    activities.........       (458)     (11,061)  (34,642)  (20,827)     (38,251)       (84,412)
                            ------     --------  --------  --------     --------      ---------
Cash flows from
 investing activities:
Purchases of property
 and equipment.........        (34)        (805)   (4,417)   (2,217)      (3,055)        (8,311)
Proceeds from sale of
 equipment.............        --             4       --        --           --               4
Purchases of short-term
 investments...........        --        (8,438)  (46,564)  (44,607)     (69,756)      (124,758)
Proceeds from maturity
 of short-term
 investment............        --           987    38,362    33,231       73,045        112,394
Restricted cash........        --           --       (799)     (799)         (25)          (824)
Other assets...........        --           (94)     (336)     (373)      (1,798)        (2,228)
                            ------     --------  --------  --------     --------      ---------
   Net cash used in
    investing
    activities.........        (34)      (8,346)  (13,754)  (14,765)      (1,589)       (23,723)
                            ------     --------  --------  --------     --------      ---------
Cash flows from
 financing activities:
Borrowings under debt
 obligations...........        --         1,264       232       100       75,000         76,496
Repayments of debt
 obligations...........        --          (142)     (394)     (158)        (332)          (868)
Subordinated debt
 isuance costs.........        --           --        --        --        (5,058)        (5,058)
Net proceeds from sale
 of Series A preferred
 stock.................      1,509          --        --        --           --           1,509
Net proceeds from sale
 of Series B preferred
 stock.................        --         7,554       --        --           --           7,554
Net proceeds from sale
 of Series C preferred
 stock.................        --        19,694       --        --           --          19,694
Net proceeds from sale
 of Series D preferred
 stock.................        --           --     59,969    59,969          --          59,969
Net proceeds from sale
 of common stock.......         20           58       514       416          924          1,516
Repurchase of common
 stock.................         (2)          (6)      (47)      (15)        (439)          (494)
                            ------     --------  --------  --------     --------      ---------
   Net cash provided by
    financing
    activities.........      1,527       28,422    60,274    60,312       70,095        160,318
                            ------     --------  --------  --------     --------      ---------
Net increase in cash
 and cash equivalents..      1,035        9,015    11,878    24,720       30,255         52,183
Cash and cash
 equivalents, beginning
 of period.............        --         1,035    10,050    10,050       21,928            --
                            ------     --------  --------  --------     --------      ---------
Cash and cash
 equivalents, end of
 period................     $1,035     $ 10,050  $ 21,928  $ 34,770     $ 52,183      $  52,183
                            ======     ========  ========  ========     ========      =========
Supplemental disclosure
 of cash financial
 activities--interest
 paid..................     $  --      $     27  $    163  $    120     $     84      $     274
                            ======     ========  ========  ========     ========      =========
Supplemental noncash
 financial activities:
 Equipment acquired
  under capital lease..     $  --      $     16  $    --   $    --      $    --       $      16
                            ======     ========  ========  ========     ========      =========
 Equipment sold under
  notes receivable.....     $  --      $     36  $    --   $    --      $    --       $      36
                            ======     ========  ========  ========     ========      =========
 Deferred stock
  compensation.........     $  --      $    --   $  4,939  $  2,035     $ 14,704      $  19,251
                            ======     ========  ========  ========     ========      =========
 Reversal of deferred
  stock compensation...     $  --      $    --   $    --   $    --      $  2,740      $   2,740
                            ======     ========  ========  ========     ========      =========
 Common stock warrant
  issuance.............     $  --      $     51  $    --   $    --      $    --       $      51
                            ======     ========  ========  ========     ========      =========
 Issuance of common
  stock for shareholder
  notes receivable.....     $  --      $    --   $    730  $    730     $    323      $   1,053
                            ======     ========  ========  ========     ========      =========

                       See notes to financial statements.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS

  (Information as of March 31, 2001, the nine months ended March 31, 2000 and 2001 and the period from July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

   Organization and Basis of Presentation--MAYAN Networks Corporation (the Company), a development stage company, was incorporated in July 1997 in California. Through March 31, 2001, the Company has developed and marketed telecommunications solutions designed to address the bandwidth constraints, complexity and service limitations of the metro edge.


   The Company is in the development stage and its financial statements are presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The Company is subject to the risks associated with a development stage enterprise, including the need to successfully develop, demonstrate and refine its product, develop its marketing and distribution channels, recruit and retain key employees, and continue to raise financing sufficient to accomplish its business objectives.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has incurred a net loss of $99,802 since its inception. This factor, among others, raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the amounts and classification of recorded liabilities that might be necessary should the Company be unable to continue as a going concern. The Company will need to obtain additional financing to sustain it through its development stage and until it generates adequate revenues through its operations. Management is currently in the process of seeking sources of such financing (see Note 13 for additional borrowing obtained by the Company).


   Cash Equivalents--The Company considers all highly liquid debt and equity instruments purchased with a remaining maturity of three months or less to be cash equivalents.

   Investments--Investments are comprised primarily of certificates of deposit, commercial paper and corporate debt securities. Investments are classified as available-for-sale securities and are stated at market value with unrealized gains and losses included in shareholders' equity. Investments purchased with remaining maturities of greater than three months are classified as short-term investments based on the Company's intent to sell such securities to fund operations.


   Restricted Cash--Restricted cash consists of certificates of deposit which are restricted from use pursuant to certain lease and credit card merchant bank service agreements.

   Concentration of Credit Risk--Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and investments. The Company's cash equivalents consist of checking and savings accounts, money market accounts, corporate debt securities and commercial paper with remaining maturities less than 90 days and certificates of deposit. The Company maintains the management of the majority of its cash and cash equivalents and short-term investments with four financial institutions. Investment of the funds by these institutions is governed by the Company's corporate investment policy, which aims to reduce credit risk by restricting investment to readily convertible high-grade U.S. dollar denominated investments and spreading it amongst a number of institutions.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

   Property and Equipment--Property and equipment are stated at cost and depreciated over estimated useful lives of three years using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or its useful life.

   Long-Lived Assets--The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

   Subordinated Debt Issuance Costs--The Company is amortizing subordinated debt issuance costs over the period from the date of issuance of the subordinated debt through November 1, 2003, which is the first date that the note holders may redeem their notes in the event that the Company does not complete a Complying Public Equity Offering, as defined in the note agreement (see Note 13).


   Income Taxes--The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

   Certain Significant Risks and Uncertainties--The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management believes that changes in any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying telecommunications products or incorporated in customers' products; market acceptance of the Company's products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; new product introductions by competitors and reliance on one manufacturer for production of its products.

   Significant Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

   Stock-Based Compensation--The Company uses the intrinsic value-based method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, to account for employee stock-based compensation. Accordingly, compensation cost is recorded on the date of grant to the extent the fair value of the underlying share of common stock exceeds the exercise price for a stock option or the purchase price for a share of common stock. The compensation is being amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in the Financial Accounting Standards Board (FASB) Interpretation No. 28. Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company discloses the pro forma effect of using the fair value method of accounting for employee stock-based compensation arrangements.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

   Stock-based awards granted to non-employees are accounted for pursuant to the fair value method in SFAS No. 123 and Emerging Issues Task Force (EITF) No. 96-18. The associated expense is recognized by the Company over the period the services are performed by the non-employee.

   Net Loss per Common Share--Basic net loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per common share was the same as basic net loss per common share for all periods presented since the effect of any potentially dilutive securities is excluded as they are antidilutive because of the Company's net loss.





   Unaudited Interim Financial Information--The unaudited interim financial information as of March 31, 2001 and for the nine months ended March 31, 2000 and 2001 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this interim information when read in conjunction with the annual financial statements and notes thereto. Operating results for the nine months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended June 30, 2001.


   Comprehensive Loss--SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The components of comprehensive loss for the period from July 30, 1997 (inception) through June 30, 1998, and the years ended June 30, 1999 and 2000 and the nine months ended March 31, 2001 have been included within the statements of convertible preferred stock and shareholders' equity.


   Recently Issued Accounting Standards--In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, will be effective for the Company's beginning July 1, 2000. As the Company does not currently hold any derivative instruments or engage in hedging activities, the Company has determined that the adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

   In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. The adoption of SAB No. 101 did not have a material impact on the Company's financial statements and results of operations as the Company has not had any revenue to date.

   In March 2000, the FASB issued Interpretation No 44 (FIN No. 44), Accounting for Certain Transactions Involving Stock Compensation--An Interpretation of APB
25. FIN No. 44 clarifies (i) the definition of employee for purposes of applying APB Opinion No. 25, (ii) the criteria for determining whether a plan qualifies as a non-compensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 was effective July 1, 2000. The adoption of FIN No. 44 did not have a material effect on the Company's financial position, results of operations or cash flows.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

   In June 2001, the FASB approved for issuance SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination and SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 141 is applicable to business combinations beginning July 1, 2001 and the Company intends to adopt SFAS No. 142 effective July 1, 2001 and, therefore, the Company will account for the proposed merger with Ariel and the related goodwill (see Note 13) under SFAS No. 141 and SFAS No. 142; accordingly, the Company will not amortize any goodwill resulting from this merger with such goodwill subject to a periodic impairment test.


   Reclassification--Certain prior period amounts have been reclassified to conform with the current period presentation.


2. Investments

   Short-term investments include the following available-for-sale securities at June 30, 1999:


                                                           Unrealized Unrealized
                                         Amortized Market   Holding    Holding
                                           Cost     Value    Losses     Gains
                                         --------- ------- ---------- ----------
   Commercial paper..................... $  2,281  $ 2,278   $  (3)      $--
   Corporate debt securities............    3,141    3,135      (6)       --
   Certificates of deposit..............    2,029    2,018     (11)       --
                                         --------  -------   -----       ----
   Total................................ $  7,451  $ 7,431   $ (20)      $--
                                         ========  =======   =====       ====

   Short-term investments include the following available-for-sale securities at June 30, 2000:

                                                           Unrealized Unrealized
                                         Amortized Market   Holding    Holding
                                           Cost     Value    Losses     Gains
                                         --------- ------- ---------- ----------
   Commercial paper..................... $  2,070  $ 2,070   $ --        $--
   Corporate debt securities............   10,721   10,697     (26)         2
   Certificates of deposit..............    4,012    3,998     (14)       --
                                         --------  -------   -----       ----
   Total................................ $ 16,803  $16,765   $ (40)      $  2
                                         ========  =======   =====       ====


   Short-term investments include the following available-for-sale securities at March 31, 2001:


                                                        Unrealized Unrealized
                                      Amortized Market   Holding    Holding
                                        Cost     Value    Losses      Gain
                                      --------- ------- ---------- ----------
   United States Government
    securities.......................  $15,055  $15,102    $--        $ 47
                                       =======  =======    ====       ====

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)


   Maturities of short-term investments available-for-sale are as follows:

                                                                June
                                                                 30,   March 31,
                                                                2000     2001
                                                               ------- ---------
   Within one year............................................ $14,425  $15,102
   One to two years...........................................   2,340      --
                                                               -------  -------
                                                               $16,765  $15,102
                                                               =======  =======

3. Property and Equipment

   Property and equipment consist of:


                                                          June 30,
                                                        -------------  March 31,
                                                        1999    2000     2001
                                                        -----  ------  ---------
   Computers, purchased software and equipment......... $ 578  $4,230   $ 6,711
   Furniture and fixtures..............................   172     661       634
   Leasehold improvements..............................    67     343       943
                                                        -----  ------   -------
   Total...............................................   817   5,234     8,288
   Accumulated depreciation and amortization...........   (96)   (870)   (2,689)
                                                        -----  ------   -------
   Property and equipment, net......................... $ 721  $4,364   $ 5,599
                                                        =====  ======   =======


4. Debt Obligations

   In January 1999, the Company entered into a term loan agreement for equipment purchases. Borrowings bear interest ranging from 12.6% to 14.9% per annum and are payable in monthly installments with the remaining unpaid principal and interest due upon maturity in January 2002, May 2002 and September 2002. Borrowings under the agreement are collateralized by the purchased equipment financed by the loan. As of June 30, 2000, $967 was outstanding under the arrangement.

   In consideration for this financing arrangement, the Company issued warrants to purchase 88,236 shares of common stock at $1.02 per share (see Note 7). The estimated fair value of such warrants of $51 was recorded as another asset and is being amortized as interest expense over the terms of the loan. In connection with these warrants, additional interest expense of $7, $14 and $21 was recorded in the accompanying statement of operations for fiscal 1999, 2000 and the period from July 30, 1997 (inception) through June 30, 2000, respectively. The remaining unamortized amount of $44 is included in other assets in the accompanying balance sheet at June 30, 2000.

   Future minimum payments under debt obligations as of June 30, 2000 (see Note 13 for additional borrowings) are $448 in fiscal 2001, $482 in fiscal 2002 and $37 in fiscal 2003.


5. Capital Leases

   At June 30, 1999 and 2000, equipment under capital leases amounted to $13 and $7 (net of accumulated amortization of $3 and $9, respectively).

                          MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                           2001 and the period from
        July 30, 1997 (Inception) through March 31, 2001 is unaudited)
               (Dollars in thousands, except per share amounts)


   The following is a schedule of future minimum lease payments under capital leases as of June 30, 2000:

     Year Ending June 30,
     --------------------
     2001.................................................................. $ 5
     2002..................................................................   5
                                                                            ---
     Total minimum lease payments..........................................  10
     Less amount representing interest.....................................  (1)
                                                                            ---
                                                                              9
     Less current portion..................................................  (5)
                                                                            ---
     Long-term portion..................................................... $ 4
                                                                            ===

6. Commitments and Contingencies

 Lease Commitments

   The Company leases its principal facilities under noncancelable operating leases which expire at various dates through 2005 (with an option to extend the term for five years for the Company's location in San Jose, California). The Company subleases a portion of its facilities to third parties under operating leases expiring through September 2001. The lease provides for escalating rental payments over the lease period. Rent expense is recognized on a straight-line basis over the term of the lease. Deferred rent represents the difference between rental payments and rent expense recognized. At June 30, 2000, the future minimum rental payments and future minimum annual rental income under operating leases are as follows:


                                                                   Lease  Rental
     Year Ending June 30,                                         Payment Income
     --------------------                                         ------- ------
     2001........................................................ $ 2,221 $ 614
     2002........................................................   2,262   122
     2003........................................................   2,282   --
     2004........................................................   2,203   --
     2005........................................................   1,053   --
                                                                  ------- -----
                                                                  $10,021 $ 736
                                                                  ======= =====


   Rent expense, net of subrental income of $116 in fiscal 2000, was approximately $11, $211, $1,288 and $1,510 for fiscal 1998, 1999, 2000 and the period from July 30, 1997 (inception) through June 30, 2000, respectively.

 Contingencies

   A complaint has been filed against the Company alleging unfair hiring practices. The Company is in the process of reviewing the complaint; however, the ultimate outcome of this matter cannot be determined at this time.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

7. Convertible Preferred Stock and Shareholders' Equity (Deficiency)


 Convertible Preferred Stock

   The significant terms of the convertible preferred stock are as follows:

   . Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution) and has the same voting rights as the number of common shares into which it is convertible. Each share will automatically convert into shares of common stock at the conversion price in effect for such shares upon the earlier of (i) a public offering of common stock meeting specific criteria or (ii) the date specified by written consent of at least a majority of each class of outstanding convertible preferred stock, voting as separate classes.

   . Each share (subject to adjustments for events of dilution) is entitled to per annum dividends when and if declared by the Board of Directors of the Company at $0.08 per share for Series A convertible preferred stock, $0.082 per share for Series B convertible preferred stock, $0.13 per share for Series C convertible preferred stock and $0.33 per share for Series D convertible preferred stock.

   . In the event of liquidation, dissolution, sale of substantially all of the Company's assets or a change in control of the Company, the holders of Series A, Series B, Series C and Series D convertible preferred stock shall receive an amount equal to $0.80, $1.02, $1.67 and $4.16 per share, respectively, plus any declared but unpaid dividends. Upon completion of distribution of the above amounts, Series B, Series C and Series D convertible preferred stock and common stock holders shall receive on a pro rata basis, based on the number of common shares on an as if converted basis, any remaining proceeds until Series B convertible preferred shareholders have received aggregate proceeds of $2.04 per share, Series C convertible preferred shareholders have received aggregate proceeds of $3.34 per share and Series D convertible preferred shareholders have received aggregate proceeds of $8.32 per share. Any remaining assets shall be distributed to the common shareholders based on the number of shares held.

   During fiscal 1999, the Company entered into a consulting agreement with two founders totaling $400 to facilitate preferred Series B stock financing. Accordingly, this amount has been recorded as a preferred Series B stock issuance cost in the statement of shareholders' equity and comprehensive loss.

 Warrants

   In fiscal 1999, the Company issued warrants, in connection with certain debt obligations (see Note 4), to purchase 88,236 shares of common stock at $1.02 per share. The warrants are immediately exercisable and expire in January 2006. No warrants have been exercised as of June 30, 2000.

 Common Stock

   Common stock issued to certain Company founders, employees and consultants is subject to repurchase agreements whereby the Company has the option to repurchase the unvested shares upon termination of employment at the original issue price. The number of shares subject to repurchase is reduced at a rate of 25% upon issuance and 1/36 per month thereafter. The Company's repurchase right generally lapses sixty days from such date. In the event of an acquisition or merger into another company (unless the Company's shareholders

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

own more than 50% of the surviving entity), the sale of all or substantially all of the Company's assets or an initial public offering, no shares will be further subject to repurchase. At June 30, 2000, 56,250 shares were subject to repurchase by the Company. The Company repurchased 1,585,937 shares from three founders in fiscal 1999 and 500,000 shares from four founders in fiscal 1998.

   At June 30, 2000, the Company has reserved shares of common stock for issuance as follows:


     Conversion of convertible preferred stock....................... 36,000,060
     Issuance under the option plan..................................  4,673,563
     Common stock issuable under warrant.............................     88,236
                                                                      ----------
                                                                      40,761,859
                                                                      ==========


 Stock Option Plan

   The Company's 1998 Stock Option Plan (the Plan) authorizes the grant of options to purchase up to 10,985,937 (increased from 6,585,937 in fiscal 2000) shares of common stock. At June 30, 2000, 1,767,271 shares were available for future grant under the Plan. Stock options may be granted to employees, officers, directors, and consultants at prices not less than the fair market value at the date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory stock options as determined by the Board of Directors. These options generally expire ten years from the date of grant and are immediately exercisable. Options generally vest at a rate of 25% on the first anniversary of the grant date and 1/36 per month thereafter.

   Option activity is as follows:



                                                                      Weighted
                                                                      Average
                                                          Number of   Exercise
                                                            Shares     Price
                                                          ----------  --------
   Outstanding, July 1, 1998.............................        --    $   --
     Granted (weighted average fair value of $0.02 per
      share).............................................  5,576,500     0.09
     Exercised...........................................   (217,500)    0.08
     Canceled............................................   (597,500)    0.09
                                                          ----------
   Outstanding, June 30, 1999 (211,979 shares vested)....  4,761,500     0.09
     Granted (weighted average fair value of $1.20 per
      share).............................................  5,189,800     0.43
     Exercised........................................... (6,589,925)    0.19
     Canceled............................................   (455,083)    0.27
                                                          ----------
   Outstanding, June 30, 2000............................  2,906,292     0.44
     Granted.............................................  4,428,462     0.98
     Exercised........................................... (2,009,063)    0.62
     Canceled............................................ (1,175,408)    1.43
                                                          ----------
   Outstanding, March 31, 2001...........................  4,150,283   $ 0.66
                                                          ==========

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)


   Additional information regarding options outstanding as of June 30, 2000 is as follows:

                                     Options Outstanding         Options Vested
                               -------------------------------- ----------------
                                            Weighted
                                             Average
                                            Remaining  Weighted         Weighted
                                           Contractual Average          Average
                                 Number       Life     Exercise Number  Exercise
   Exercise Prices             Outstanding   (Years)    Price   Vested   Price
   ---------------             ----------- ----------- -------- ------- --------
   $0.08......................    175,000     8.04      $ 0.08   83,854  $ 0.08
   0.10.......................    389,792     8.60        0.10  133,646    0.10
   0.17.......................    659,000     9.09        0.17   38,230    0.17
   0.50.......................    353,000     9.48        0.50   24,896    0.50
   0.75.......................  1,329,500     9.80        0.75      313    0.75
                                ---------                       -------
   $0.08--$0.75...............  2,906,292     9.34      $ 0.44  280,939  $ 0.14
                                =========                       =======

   At June 30, 2000, 4,056,581 unvested shares issued under the Plan were subject to the repurchase at the original issuance price by the Company.

 Additional Stock Plan Information

   As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Under the intrinsic-value method of accounting for stock-based compensation arrangements for employees, compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. Deferred stock compensation, net of cancellations due to employee terminations, of $4,479 and $11,909 has been recorded during fiscal 2000 and the nine months ended March 31, 2001, respectively, for the excess of fair value of the common stock underlying the options at the date of grant over the exercise price of the options. These amounts are being amortized on an accelerated basis over the vesting period, generally four years, consistent with the method described in FASB Interpretation No. 28. Amortization of deferred compensation related to employee grants, net of reversals due to terminations, was $845 and $3,947 during fiscal 2000 and the nine months ended March 31, 2001, respectively.


   In March 2001, the Company cancelled options to purchase 110,500 shares of the Company's common stock previously granted to employees. These options had an original exercise price of $5.30. The company replaced the cancelled options with new options with an exercise price of $0.75. Under the FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation," an Interpretation of APB No. 25, these options will be accounted for as variable grants. Accordingly, the Company will be required to recognize compensation expense equal to the intrinsic value, the difference between the exercise price of $0.75 and the fair market value of the Company's common stock until these options are exercised, forfeited, or expire unexercised.

   SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net income or loss had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted average assumptions: expected life, one year after vesting in 1999 and 2000; risk-free interest rate, 5.46% and 6.77% in 1999 and 2000, respectively; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1999 and fiscal 2000 awards had been amortized to expense over the vesting period of the awards under the fair value method as required under SFAS No. 123, pro forma net loss would have been approximately $12,226 and $40,948 for 1999 and 2000, respectively.

                                                            Years Ended June
                                                                   30,
                                                            ------------------
                                                              1999      2000
                                                            --------  --------
       Net Loss:
         As reported....................................... $(12,205) $(40,857)
         Pro forma......................................... $(12,226) $(40,948)
       Basic and diluted net loss per share:
         As reported....................................... $  (5.46) $ (10.00)
         Pro forma......................................... $  (5.47) $ (10.02)

   Under the 1998 Stock Plan, the Company issued 23,800 stock options to non-employees in fiscal 2000 in exchange for consulting services rendered. These stock options were fully vested at the date of grant. The aggregate estimated fair value of these shares and the resulting expense based on the Black-Scholes option pricing model was $17. In addition, the Company granted 110,000, 43,000 and 20,000 options in fiscal 1999, 2000, and the nine months ended March 31, 2001, respectively, to non-employees, which vest ratably over 48 months as services are performed. Deferred stock compensation was not material in fiscal 1999, $443 in fiscal 2000 and $55 for the nine months ended March 31, 2001, for the fair value of these options. Amortization of deferred stock compensation related to these non-employee grants was $0 in fiscal 1999, $250 in fiscal 2000 and $119 for the nine months ended March 31, 2001. The fair value of the options granted to non-employees is estimated using the Black-Scholes option pricing model with the following weighted average assumptions: no dividend yield; volatility of 70%; risk-free interest rate of 5.46%, 6.77% and 6.34% in fiscal 1999 and 2000 and the nine months ended March 31, 2001, respectively; and a contractual life of ten years.

 Notes Receivable from Stockholders

   During fiscal 2000, the Company received $730 in promissory notes for certain employees who are officers in exchange for common stock. The loans bear interest at 5.98% and are payable five years from the date of issuance, upon termination of employment, or upon acquisition of the Company. The notes are full recourse and are secured by the underlying common stock (3,823,000 shares).

8. Income Taxes

   Due to the Company's cumulative deficit, there was no provision for federal income taxes fiscal 1998, 1999 and 2000 and the period from July 30, 1997 (inception) through June 30, 2000.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

   The Company's effective tax rate differs from the expected benefit at the federal statutory tax rate as follows:



                                                Period from     Years Ended
                                               July 30, 1997     June 30,
                                            (inception) through -------------
                                               June 30, 1998    1999    2000
                                            ------------------- -----   -----
     Federal statutory rate................        (35.0)%      (35.0)% (35.0)%
     State taxes, net of federal benefit...         (6.8)%       (5.8)%  (7.9)%
     Research and development credits......         (3.0)%        0.0 %  (5.5)%
     Other, net............................          4.0 %       (0.1)%   0.4 %
     Valuation allowance...................         40.8 %       40.9 %  48.0 %
                                                   -----        -----   -----
                                                     0.0 %        0.0 %   0.0 %
                                                   =====        =====   =====


   Significant components of the Company's net deferred tax assets for federal and state income taxes at June 30 consist of:

                                                              1999     2000
                                                             -------  -------
     Deferred tax assets:
       Net operating loss carryforwards..................... $ 4,949  $19,556
       Credit carryforwards.................................      58    4,868
       Accruals and reserves recognized in different
        periods.............................................     162      256
       Stock-based compensation.............................     --       100
                                                             -------  -------
     Total deferred tax assets..............................   5,169   24,780
     Deferred tax liabilities--excess tax over book
      deprecation and other.................................     (20)      (8)
                                                             -------  -------
     Total net deferred tax assets..........................   5,149   24,772
     Valuation reserve......................................  (5,149) (24,772)
                                                             -------  -------
     Net deferred tax asset................................. $   --   $   --
                                                             =======  =======

   At June 30, 2000, the Company has federal and state net operating loss carryforwards of approximately $48,699 and $49,964, respectively, expiring beginning in 2019 and 2006, respectively.

   At June 30, 2000, the Company also has research and development credits of approximately $3,068 and $1,800 available to offset future federal and state income taxes, respectively. The federal tax credit carryforward expires beginning in 2019. The state tax credit carryforward has no expiration.

   Current federal and California tax law includes provisions limiting the annual use of net operating loss and credit carryforwards in the event of certain defined changes in stock ownership. The Company's capitalization described herein may have resulted in such a change. Accordingly, the annual use of the Company's net operating loss and credit carryforwards would be limited according to these provisions. Management has not yet determined the extent of such limitation. Such limitation may result in the loss of carryforward benefits due to their expiration.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)


9. Employee Benefit Plan

   The Company sponsors a 401(k) Profit Sharing Plan and Trust (the Plan) for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 20% of their annual compensation, but not to exceed a maximum contribution amount pursuant to
Section 401(k) of the Internal Revenue Code. The Company is not required, nor has it contributed, to the Plan for any of the periods presented.

10. Segment Information

   SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for the manner in which public companies report information about operating segments, products and services, geographic areas and major customers in annual and interim financial statements.

   The method of determining what information to report is based on the way that management organizes the operating segments within an enterprise for making operating decisions and assessing financial performance.

   The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer (CEO). From inception of the Company through June 30, 2000, the Company has one product line. The CEO reviews financial information on an entity level basis for purposes of making operating decisions and assessing financial performance. The entity level financial information is the same as the information presented in the accompanying statements of operations. Accordingly, the Company has determined that it is engaged in a single operating segment.

11. Net Loss per Share

   The following is a reconciliation of the numerators and denominators used in computing basic and diluted net loss per share (shares in thousands):



                         Period from                                           Period from
                        July 30, 1997 Years Ended June    Nine Months Ended   July 30, 1997
                         (Inception)         30,              March 31,        (Inception)
                           through    ------------------  ------------------     through
                        June 30, 1998   1999      2000      2000      2001    March 31, 2001
                        ------------- --------  --------  --------  --------  --------------
Net loss (numerator),
 basic and diluted.....    $  (604)   $(12,205) $(40,857) $(20,894) $(46,136)    $(99,802)
                           =======    ========  ========  ========  ========     ========
Shares (denominator):
  Weighted average
   common shares
   outstanding.........      3,456       3,894     7,586     6,788    10,759        6,195
  Weighted average
   common shares
   outstanding subject
   to repurchase.......     (3,089)     (1,658)   (3,501)   (3,180)   (4,074)      (3,014)
                           -------    --------  --------  --------  --------     --------
  Shares used in
   computation, basic
   and diluted.........        367       2,236     4,085     3,608     6,685        3,181
                           =======    ========  ========  ========  ========     ========
Net loss per share,
 basic and diluted.....    $ (1.65)   $  (5.46) $ (10.00) $  (5.79) $  (6.90)    $ (31.37)
                           =======    ========  ========  ========  ========     ========

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

   For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (shares in thousands):



                            Period from
                           July 30, 1997                     Nine Months Ended
                            (Inception)  Year Ended June 30,     March 31,
                              through    ------------------- -----------------
                           June 30 1998    1999      2000      2000     2001
                           ------------- --------- --------- -------- --------
Convertible preferred
 stock....................     1,908        21,577    36,000   36,000   36,000
Shares of common stock
 subject to repurchase....     2,500         1,131     4,118    4,845    3,212
Outstanding options and
 warrants.................       --          4,850     2,995    2,395    4,239
Weighted average exercise
 price of options.........       --      $    0.09 $    0.44 $   0.36 $   0.66
                               =====     ========= ========= ======== ========


12. Restatement (Unaudited)


   Subsequent to the issuance of the Company's financial statement for the nine months ended March 31, 2001, management determined that the Company had not properly recorded deferred stock compensation related to common stock options granted to an officer of the Company granted in March 2001. As a result, the financial statements for the nine months ended March 31, 2001 and the period from July 30, 1997 (Inception) through March 31, 2001 have been restated from amounts previously reported to reflect the adjustments for these periods.


   The following summarizes the significant effects of the restatement on the unaudited financial statements as of March 31, 2001 and for the nine month period ended March 31, 2001 and for the period from July 30, 1997 (Inception) through March 31, 2001:



                                                       As reported As restated
                                                       ----------- -----------
As of March 31, 2001
  Common Stock........................................  $ 15,612    $ 19,029
  Deferred stock compensation.........................    (8,699)    (11,725)
  Deficit accumulated during development stage........   (99,411)    (99,802)
Nine Months ended March 31, 2001
  Amortization of deferred stock compensation.........     3,675       4,066
  Net loss............................................    45,745      46,136
  Basic and diluted net loss per share................     (6.84)      (6.90)
Period from July 30, 1997 (Inception) through
 March 31, 2001
  Amortization of deferred stock compensation.........     4,787       5,178
  Net loss............................................    99,411      99,802
  Basic and diluted net loss per share................    (31.25)     (31.37)


13. Events Occurring Subsequent to Independent Auditors' Report (unaudited)

   On October 25, 2000, the Company issued $75,000 in convertible subordinated notes. These notes bear an interest rate of 5.25% until October 31, 2001, after which time the notes will bear interest at 6.25% through

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

maturity (November 1, 2005) or date of redemption or repurchase. If the Company does not complete a Complying Equity Offering by November 1, 2003, the holders may require the Company to redeem their notes at a price that would provide the holder an annual return for all periods of 15%. The notes are convertible at any time on or after the 90th day following the Company's Complying Public Equity Offering, as defined in the note agreement, and prior to maturity into common stock at a conversion price of $38.12 per share, subject to adjustment upon certain events, including, without limitation, a reduction in the conversion price with respect to a Complying Public Equity Offering. Note holders may require the Company to repurchase their notes upon a repurchase event, as defined in the note agreement, or if a Complying Public Equity Offering has not occurred on or before November 1, 2003 at the purchase prices ranging from 105% to 137.27% of the principal amount as set forth in the note agreement. The Company received proceeds, net of discounts, commissions, and estimated offering costs, of approximately $70,000. Interest is payable semiannually in April and October of each year until maturity of the notes. The Company is recording accretion representing the amount which may be owed the holders of the notes if the Company does not complete a Complying Public Equity Offering by November 1, 2003. At March 31, 2001, $1,706 of accrued interest related to the notes is included in other current liabilities and $3,295 of accretion of the redemption premium obligation is included in the carrying amount of the 5.25% convertible subordinated notes.


   On March 28, 2001 the board of directors approved and the Company entered into an agreement and plan of merger (the Agreement) with Ariel Corporation ("Ariel") (Nasdaq:adsp) of Cranbury, New Jersey. As a result of the merger, the Company will merge with and into Ariel Corporation and the shareholders of the Company will become stockholders of Ariel. Pursuant to the Agreement, Ariel will effect a reverse stock split and issue additional shares to Company shareholders, option holders and warrant holders such that Company shareholders, option holders and warrant holders will control approximately 90% of the new entity's voting stock. For the merger to be approved, the holders of a majority of the outstanding shares of the Company's common stock and the holders of a majority of the outstanding shares of the Company's preferred stock must approve the merger agreement. Additionally, the holders of the Company's preferred stock must voluntarily convert their stock into the Company's common stock pursuant to Article III, Section B(4)(b)(ii) of the Company's Amended and Restated Articles of Incorporation immediately prior to the closing of the merger.

   The merger will be accounted for under the purchase method. Because the Company will own approximately 90% of the common stock of Ariel (on a diluted basis) after the merger, the merger will be accounted for as a reverse acquisition which results in the Company being the acquirer of Ariel for accounting purposes.

   The Agreement also requires the Company to provide up to $2,000 in debt financing to Ariel under a Promissory Note (the "Note") on an as needed basis until the transaction is consummated or otherwise terminated. In the event the Company chooses to terminate the merger agreement due to a superior offer, the Note becomes a term note with any principal and accrued interest payable on the one year anniversary of the termination. Should the merger agreement otherwise terminate, amounts due on the Note would be due and payable upon termination.

   Ariel must maintain certain representations and warranties and not be in breach of the covenants of the merger agreement to borrow funds against the Note. The Note has an annual interest rate of 8% and may be secured by subordinated security agreements on Ariel's tangible assets and intellectual property.

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

   As of March 31, 2001 the Company had funded $300 and this amount is recorded in other assets in the accompanying balance sheet. In June 2001, the Company increased the debt financing available to Ariel to up to $4,000. An additional $2,875 has been provided under the note subsequent to March 31, 2001.


   The consummation of the transaction requires, among other things, the approval of the plan of merger by shareholders of both companies, the filing and effectiveness of a registration statement with the Securities and Exchange Commission on Form S-4 covering the shares to be issued in the merger and the listing of those shares on the NASDAQ National Market.

   The Company expects to complete the transaction by the third calendar quarter of 2001.

   In March 2001, the Company's shareholders approved an increase of 2,000,000 shares to the Company's 1998 Stock Option/Stock Issuance Plan (the "Plan"). Total shares available under the plan are 12,985,937.

   In March 2001, nonqualified stock options to purchase 1,074,837 shares of the Company's common stock at $0.75 per share were granted to an officer of the Company. These options were granted separate from the Company's 1998 Stock Option Plan. The options vest over periods of one to five years and expire ten years from the date of grant.


   On May 18, 2001 the Company entered into an agreement with a contract manufacturer related to assembly of the Company's products and purchase of the related raw materials. Under this agreement, the Company will purchased finished products in the normal course of business and the Company may be obligated to purchase certain excess or obsolete materials purchased by the manufacturer at the request of the Company. As of May 18, 2001, approximately $5,000 of raw materials is held by the manufacturer for possible use in assembling the Company's products; however, no significant amount of these raw materials is considered excess or obsolete by the Company.

   On May 22, 2001, the Company made an offer to its current subordinated note holders to exchange the $75,000 of convertible subordinated notes for $50,000 of exchange notes with terms including the following:

   . The exchange notes will bear interest at 7.875% and will be payable in 2005. The interest is payable semiannually in cash or common stock of the Company then currently traded on a U.S. national securities exchange. If the Company pays the interest with its common stock, the shares will be valued at approximately 90% of the then fair market value.

   . The exchange notes will be convertible into common stock of the Company by the holders of the notes at an initial price of $5.00 per share (Conversion Price-subject to certain adjustments as defined). The exchange notes will be converted into common stock at the option of the Company if: (i) the Company's common stock becomes publicly traded (such as through the contemplated merger with Ariel), (ii) the Company registers additional shares of its common stock to be issued upon conversion of the exchange notes, and (iii) the Company's common stock price exceeds 200% of the Conversion Price for at least 20 days during a 30 day period. The Company may be required to pay additional interest to the holders of the exchange notes upon voluntary a conversion by the holders prior to November 1, 2003.


   . The Company will have the option to redeem the exchange notes on or after November 1, 2003 at an amount ranging from 101.575% to 103.150% of the principal amount plus accrued and unpaid

                           MAYAN NETWORKS CORPORATION
                         (A Development Stage Company)

                 NOTES TO FINANCIAL STATEMENTS (continued)


  (Information as of March 31, 2001, the nine months ended March 31, 2000 and
                            2001 and the period from
         July 30, 1997 (Inception) through March 31, 2001 is unaudited)
                (Dollars in thousands, except per share amounts)

    interest. In the event of a (i) change in control of the Company or (ii) a delisting of the Company's common stock (after the Ariel merger or an alternative public merger or complying public equity offering as defined), the holders of the exchange notes may require the Company to repurchase the exchange notes at 105% of the principal amount plus accrued and unpaid interest.

   . The holders of the exchange notes may require the Company to repurchase the exchange notes at 37.5% of the principal amount plus accrued and unpaid interest prior to the earlier of (i) 90 days following the effective date of a shelf registration statement covering a resale of the exchange notes and common stock into which the exchange notes are convertible following the Ariel merger (or an Alternative Public Merger or Complying Public Equity Offering), (ii) the closing of an Alternative Merger (as defined) and (iii) January 10, 2002, if at the close of business on December 31, 2001 the Company has not closed the Ariel merger (or an Alternative Public Merger or Complying Public Equity Offering). This repurchase option could require the Company to make a cash payment of up to approximately $18,750 to repay the exchange notes and will result in the exchange notes being classified as a current liability in the Company's balance sheet until this repurchase option expires.

   . If the Company does not complete the contemplated merger with Ariel by December 31, 2001, the holders of the exchange notes will have the option to change the terms of the exchange notes to terms that are consistent with the currently outstanding $75,000 convertible subordinated notes.

   The note exchange, when and if completed, and assuming completion of the Ariel merger by December 31, 2001, will result in the Company recording a one-time extraordinary gain in an amount determined upon completion of these events.

   In June 2001, the Company discontinued development of the Unifier SMX and reduced its workforce by approximately 79 and closed its Phoenix, Arizona and Richardson, Texas facilities. The Company will take a restructuring charge during the fourth quarter of fiscal 2001 related to the severance benefits for these employees, future obligations under lease commitments for these facilities and write down of impaired assets in amounts not yet determinable. In addition, management believes that certain inventory purchased by contract manufacturer for use in the Company's products may be excess or obsolete in amounts not yet determinable. Since the Company is obligated to purchase this inventory, it will also record a loss on this commitment in the fourth quarter of fiscal 2001.

                                   APPENDICES

APPENDIX I     --Agreement and Plan of Merger
APPENDIX II    --Form of Ariel Voting Agreement
APPENDIX III   --Form of MAYAN Voting Agreement
APPENDIX IV    --Form of Employment Agreement
APPENDIX V     --Form of Market Standoff Agreement
APPENDIX VI    --Form of 2001 Stock Incentive Plan
APPENDIX VII   --Opinion of Needham & Company, Inc., financial advisor to Ariel Corporation
APPENDIX VIII  --Opinion of Robertson Stephens, Inc., financial advisor to MAYAN Networks Corporation
APPENDIX IX    --Form of Ariel Proxy Card
APPENDIX X     --Form of MAYAN Proxy Card

                                                                      APPENDIX I



                          AGREEMENT AND PLAN OF MERGER

                                 by and between

                               ARIEL CORPORATION

                                      and

                           MAYAN NETWORKS CORPORATION



                           Dated as of March 28, 2001

                               TABLE OF CONTENTS

                                                                             Page
                                                                             ----
 ARTICLE I DEFINITIONS.....................................................    2
 SECTION 1.01 Certain Defined Terms.......................................     2

 ARTICLE II THE MERGER.....................................................    7
 SECTION 2.01 The Merger..................................................     7
 SECTION 2.02 Closing.....................................................     7
 SECTION 2.03 Effective Time..............................................     7
 SECTION 2.04 Effect of the Merger........................................     7
 SECTION 2.05 Certificate of Incorporation; Bylaws; Directors and Officers
               of Surviving Corporation and Directors and Officers of
               Parent.....................................................     8
 SECTION 2.06 Charter Amendments..........................................     8

 ARTICLE III CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES............    8
 SECTION 3.01 Conversion of Shares........................................     8
 SECTION 3.02 Exchange of Shares Other than Treasury Shares...............     9
 SECTION 3.03 Stock Transfer Books........................................    10
 SECTION 3.04 No Fractional Share Certificates............................    10
 SECTION 3.05 Options to Purchase Company Common Stock....................    10
 SECTION 3.06 Certain Adjustments.........................................    11
 SECTION 3.07 Lost, Stolen or Destroyed Certificates......................    11
 SECTION 3.08 Taking of Necessary Action; Further Action..................    11

 ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COMPANY......................   12
 SECTION 4.01 Organization and Qualification; Subsidiaries................    12
 SECTION 4.02 Articles of Incorporation and Bylaws........................    12
 SECTION 4.03 Capitalization..............................................    12
 SECTION 4.04 Authority Relative to this Agreement........................    13
 SECTION 4.05 No Conflict; Required Filings and Consents..................    13
 SECTION 4.06 Permits; Compliance with Laws...............................    13
 SECTION 4.07 Financial Statements........................................    14
 SECTION 4.08 Certain Tax Matters.........................................    14
 SECTION 4.09 Litigation..................................................    14
 SECTION 4.10 Affiliates..................................................    14
 SECTION 4.11 Brokers.....................................................    14
 SECTION 4.12 Information Supplied........................................    15

 ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT........................   15
 SECTION 5.01 Organization and Qualification; Subsidiaries................    15
 SECTION 5.02 Certificate of Incorporation and Bylaws.....................    15
 SECTION 5.03 Capitalization..............................................    16
 SECTION 5.04 Authority Relative to this Agreement........................    17
 SECTION 5.05 No Conflict; Required Filings and Consents..................    17
 SECTION 5.06 Permits; Compliance with Laws...............................    17
 SECTION 5.07 SEC Filings; Financial Statements...........................    18
 SECTION 5.08 Certain Tax Matters.........................................    19
 SECTION 5.09 Litigation..................................................    19
 SECTION 5.10 Absence of Certain Changes or Events........................    19
 SECTION 5.11 Employee Benefit Plans......................................    20
 SECTION 5.12 Employment and Labor Matters................................    21
 SECTION 5.13 Contracts...................................................    22
 SECTION 5.14 Business Relationships......................................    23

                                                                            Page
                                                                            ----
 SECTION 5.15 Environmental Matters.......................................   23
 SECTION 5.16 Intellectual Property.......................................   23
 SECTION 5.17 Taxes.......................................................   24
 SECTION 5.18 Insurance...................................................   25
 SECTION 5.19 Properties..................................................   25
 SECTION 5.20 Employees...................................................   25
 SECTION 5.21 Parent Rights Plan..........................................   25
 SECTION 5.22 Certain Business Practices..................................   26
 SECTION 5.23 Books and Records...........................................   26
 SECTION 5.24 Opinion of Financial Advisor................................   26
 SECTION 5.25 Affiliates..................................................   26
 SECTION 5.26 Brokers.....................................................   26
 SECTION 5.27 Information Supplied........................................   26

 ARTICLE VI COVENANTS......................................................  27
 SECTION 6.01 Conduct of Parent Pending the Closing.......................   27
 SECTION 6.02 Conduct of Company Pending the Closing......................   28
 SECTION 6.03 Notices of Certain Events...................................   28
 SECTION 6.04 Access to Information; Confidentiality......................   29
 SECTION 6.05 Reorganization..............................................   29
 SECTION 6.06 Further Action; Consents; Filings...........................   29
 SECTION 6.07 Additional Reports..........................................   30

 ARTICLE VII ADDITIONAL AGREEMENTS.........................................  30
 SECTION 7.01 Joint Proxy Statement/Prospectus............................   30
 SECTION 7.02 Shareholders' Meetings......................................   32
 SECTION 7.03 Directors' and Officers' Indemnification and Insurance......   32
 SECTION 7.04 Public Announcements........................................   33
 SECTION 7.05 Voting Agreements...........................................   33
 SECTION 7.06 Employment Agreements.......................................   33
 SECTION 7.07 Market Standoff Agreements..................................   33
 SECTION 7.08 Market Standoff Agreements..................................   33
 SECTION 7.09 NNM Listing.................................................   33
 SECTION 7.10 Blue Sky....................................................   34
 SECTION 7.11 Reservation of Shares.......................................   34
 SECTION 7.12 2001 Stock Incentive Plan...................................   34
              Waiver from Certain Holders of Outstanding Parent Stock
 SECTION 7.13 Options.....................................................   34
 SECTION 7.14 Registration Statements on Form S-8.........................   34
 SECTION 7.15 Employee Matters............................................   34
 SECTION 7.16 Parent Rights Plan..........................................   35
 SECTION 7.17 Filing of Reports Necessary for Use of Rule 145.............   35
 SECTION 7.18 Resignations of Officers and Directors......................   35
 SECTION 7.19 No Solicitation.............................................   35
 SECTION 7.20 Notice of Merger............................................   36
 SECTION 7.21 Registration Statement for Convertible Subordinated
               Promissory Notes, Exchange Notes and Underlying Conversion
               Shares.....................................................   36
 SECTION 7.22 Compensation Committee Ratification.........................   37
 SECTION 7.23 Bridge Loan.................................................   37

 ARTICLE VIII CONDITIONS TO THE MERGER.....................................  37
              Conditions to the Obligations of Each Party to Consummate
 SECTION 8.01 the Merger..................................................   37
 SECTION 8.02 Conditions to the Obligations of Company....................   38
 SECTION 8.03 Conditions to the Obligations of Parent.....................   40

                                                                            Page
                                                                            ----
 ARTICLE IX TERMINATION, AMENDMENT AND WAIVER..............................  41
 SECTION 9.01  Termination................................................   41
 SECTION 9.02  Effect of Termination......................................   42
 SECTION 9.03  Amendment..................................................   42
 SECTION 9.04  Waiver.....................................................   42
 SECTION 9.05  Termination Fee; Expenses..................................   43

 ARTICLE X GENERAL PROVISIONS..............................................  43
 SECTION 10.01 Non-Survival of Representations and Warranties.............   43
 SECTION 10.02 Notices....................................................   43
 SECTION 10.03 Severability...............................................   44
 SECTION 10.04 Assignment; Binding Effect; Benefit........................   44
 SECTION 10.05 Incorporation of Annexes...................................   44
 SECTION 10.06 Governing Law..............................................   44
 SECTION 10.07 Jurisdiction; Waiver of Jury Trial.........................   44
 SECTION 10.08 Headings; Interpretation...................................   45
 SECTION 10.09 Counterparts...............................................   45
 SECTION 10.10 Entire Agreement...........................................   45

ANNEXES

 ANNEX A Parent Voting Agreement
 ANNEX B Company Voting Agreement
 ANNEX C Employment Agreement
 ANNEX D Market Standoff Agreement
 ANNEX E Opinion of Parent's Counsel
 ANNEX F 2001 Stock Incentive Plan
 ANNEX G Bridge Loan

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER, dated as of March 28, 2001 (this "Agreement"), among ARIEL CORPORATION, a Delaware corporation ("Parent") and MAYAN NETWORKS CORPORATION, a California corporation ("Company"):

                                  WITNESSETH:

   WHEREAS, the disinterested members of the boards of directors of each of Parent and Company have unanimously determined that it is advisable and fair to, and in the best interests of their respective companies and shareholders or stockholders, as the case may be, to enter into a business combination by means of the merger (the "Merger") of the Company with and into Parent with Parent as the surviving corporation in which the shareholders of the Company will receive shares of Parent Common Stock (as defined in Section 3.01) and have approved this Agreement, and have recommended approval or adoption, as the case may be, of this Agreement to their shareholders or stockholders, as the case may be;

   WHEREAS, concurrently with the execution of this Agreement and as an inducement to Company to enter into this Agreement, certain stockholders of Parent have entered into a voting agreement ("Parent Voting Agreement") in the form attached hereto as Annex A, pursuant to which, among other things, each such stockholder agrees to vote in favor of adoption of this Agreement;

   WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, certain shareholders of Company have entered into a voting agreement ("Company Voting Agreement") in the form attached hereto as Annex B, pursuant to which, among other things, each such shareholder agrees to vote in favor of adoption of this Agreement;

   WHEREAS, concurrently with the consummation of the Merger and in order to induce Parent and Company to enter into this Agreement, certain key employees of Parent shall have entered into employment agreements (each an "Employment Agreement") to be effective as of the Effective Time (as defined below) in the form attached hereto as Annex C;

   WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, the Company and Parent have entered into the Bridge Loan ("Bridge Loan") in the form attached hereto as Annex G, along with the Security Agreement and the Intellectual Property Security Agreement attached thereto, pursuant to which, among other things, Company has agreed to provide bridge financing to Parent for the period between the date hereof and the earlier of the termination of the Agreement and the Closing Date and in return Parent has agreed to provide a security interest in the Parent assets and Intellectual Property to Company (as defined below);

   WHEREAS, concurrently with and as a condition to the consummation of the Merger, Company and Parent will, in connection with the Company's 5% Convertible Subordinated Notes due 2005 (the "Convertible Subordinated Promissory Notes"), enter into a supplemental indenture which shall accommodate the consummation of the Merger in a manner consistent with the requirements of that certain Indenture, dated as of October 25, 2000, by and between Company and United States Trust Company of New York (the "Indenture");

   WHEREAS, concurrently with the consummation of the Merger, the Company intends to offer to the Noteholders (as defined below) new convertible subordinated promissory notes (the "Exchange Notes") in exchange for the existing Convertible Subordinated Promissory Notes;

   WHEREAS, concurrently with and as a condition to the consummation of the Merger, Company and Parent shall have entered into such documents as shall be necessary to provide for the offering of the Exchange Notes on such terms as shall be satisfactory to the parties and shall otherwise have taken or cause to be taken all such action as shall be required in connection therewith; and

   WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the "Code"), and that this Agreement shall be, and hereby is, adopted as a "plan of reorganization" for purposes of Section 368 of the Code.

   NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   Section 1.01 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

   "Acquisition Proposal" shall mean any offer or proposal with respect to the following involving Parent or any Parent Subsidiary, as the case may be (other than the Merger):

     (i) any merger, consolidation, share exchange, business combination or other similar transaction;

     (ii) any sale, lease, exchange, transfer or other disposition of 15% or more of the assets of Parent or any Parent Subsidiary, taken as a whole, in a single transaction or series of transactions, or the sale, lease, exchange, transfer or other disposition of any asset of Parent or any Parent Subsidiary, the absence of which would materially diminish the value of the Merger to the Company or the benefits expected by the Company to be realized from the Merger;

     (iii) any tender offer or exchange offer for 15% or more of the outstanding voting securities of Parent or any Parent Subsidiary or the filing of a registration statement under the Securities Act in connection therewith;

     (iv) any Person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting securities of Parent or any Parent Subsidiary;

     (v) any solicitation in opposition to the approval of this Agreement by the shareholders of such party; or

     (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

   "Affiliate" shall mean, with respect to any Person, any other Person that controls, is controlled by or is under common control with such Person.

   "Aggregate Common Number" shall mean the aggregate number of shares of Company Common Stock which are (or would be) outstanding immediately prior to the Effective Time (including all shares of Company Common Stock issued or issuable upon conversion of all shares of Company Preferred Stock and upon exercise, conversion or exchange in full or all unvested and vested Company Stock Options, Company Warrants and other Company Rights (as defined below) which remain outstanding and are not exercised, converted, exchanged or expired as of the Effective Time, excluding the Convertible Subordinated Promissory Notes); provided, that solely for purposes of calculating the Aggregate Common Number, it shall be assumed (i) that all such Company Stock Options, Company Warrants and other Company Rights are exercised in full by means of a cash exercise and not be means of a net exercise, whether or not such Company Stock Options, Company Warrants and other Company Rights are in fact so exercised, and (ii) the number of Company Stock

Options outstanding as of the Effective Time shall equal (A) the number of Company Stock Options outstanding as of the date of this Agreement, (B) plus the number of Company Stock Options granted after the date of this Agreement,
(C) minus the number of Company Stock Options cancelled after the date of this Agreement in connection with bona fide terminations of Company employees, and
(D) minus the number of Company Stock Options exercised for shares of Common Stock (to the extent that the resulting shares are issued and outstanding as of the Effective Time).

   "Aggregate Share Number" shall mean 168,305,346 shares of Parent Common Stock (which number represents an amount equal to nine times the fully diluted capitalization of Parent), plus the number of shares of Parent Common Stock obtained by dividing (a) the amount by which Parent's Expenses (excluding (i) any Expenses incurred in connection with the preparation, negotiation or filing of the Joint Proxy Statement/ Prospectus or any other filing required in order to register securities that Company securityholders will receive on or after Closing and (ii) any fees, if any, issuable to Pennsylvania Merchant Group pursuant to that certain letter agreement dated as of May 18, 2000) exceed $750,000 by (b) the Final Average Closing Price.

   "Blue Sky Laws" shall mean United States state securities or "blue sky" laws.

   "Bridge Loan" shall mean the loan agreement entered into between Parent and Company as of the date hereof.

   "Business Day" shall mean any day on which the principal offices of the SEC in Washington, D.C. are open and any day on which banks are not required or authorized by law or executive order to close in The City of New York.

   "California Law" shall mean the General Corporation Law of the State of California.

   "Company Disclosure Schedule" shall mean the disclosure schedule delivered by Company to Parent prior to the execution of this Agreement and forming a part hereof.

   "Company Financial Advisor" shall mean Robertson Stephens, Inc.

   "Company Material Adverse Effect" shall mean any change in or effect on the business of Company that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Company. Notwithstanding the foregoing, none of the following shall be deemed, in and of itself, to constitute a Company Material Adverse Effect: any event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the economy in general or conditions affecting the industry in which the Company operates.

   "Company Preferred Stock" shall mean the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock.

   "Company Stock Plan" shall mean the Company's 1998 Stock Option/Stock Issuance Plan.

   "Company Superior Proposal" shall mean, an unsolicited, bona fide written proposal that the board of directors of Company, prior to receipt of the approval by the shareholders of Company of this Agreement, has negotiated regarding any of the following transactions: (x) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which the shareholders of Company immediately preceding such transaction hold less than fifty percent of the equity interest in the surviving or resulting entity of such transaction; (y) a sale or other disposition by Company of assets (excluding dispositions in the ordinary course of business) representing all or substantially all of Company's assets, or (z) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing fifty percent or more of the voting power of the then outstanding shares of capital stock of Company, in each case on terms that, in the good faith judgment of the board of directors of Company (after consultation with an investment bank of nationally recognized reputation) are more favorable to Company shareholders than the Merger; provided, however, that a proposal shall only be a Company Superior Proposal if any financing required to consummate the transaction contemplated by such proposal is committed or is otherwise reasonably likely in the good faith judgment of Company's board of directors to be obtained by such third party on a timely basis.

   "Confidentiality Agreement" shall mean the confidentiality agreement, dated as of February 15, 2001, between Parent and Company.

   "DGCL" shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

   "$" shall mean United States Dollars.

   "Encumbrances" shall mean all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, restrictions on transfer, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other encumbrance of any kind.

   "Environmental Law" shall mean any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material.

   "Environmental Permit" shall mean any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

   "Exchange Ratio" shall mean the quotient obtained by dividing (a) the Aggregate Share Number by (b) the Aggregate Common Number.

   "Expenses" shall mean, with respect to any party hereto, all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates, and all other fees and expenses of third parties ("Third Party Expenses")) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing and mailing of the Joint Proxy Statement/Prospectus (as defined in Section 7.1), the solicitation of stockholder approvals, the filing of HSR Act notice, if any, and all other matters related to the transactions contemplated hereby and the closing of the Merger.

   "Final Average Closing Price" shall mean the average closing price of Parent Common Stock on the NNM for the ten consecutive trading days ending on and including the third Business Day prior to the date of the Closing.

   "GAAP" shall mean United States generally accepted accounting principles, as in effect from time to time.

   "Governmental Entity" shall mean any United States Federal, state or local or foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body.

   "Governmental Order" shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

   "Hazardous Material" shall mean (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

   "HSR Act" shall mean Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with the rules and regulations promulgated thereunder.

   "Intellectual Property" shall mean all United States, foreign and international patents; trademarks, service marks and trade names (including without limitation all goodwill pertaining thereto), designs, trade dress and Internet domain names; copyrights; sui generis database rights; ideas, inventions, technology, know-how, trade secrets, systems, processes, works of authorship, databases, mask works, content, graphics, statistical models, algorithms, modules, computer programs, computer software, source and object code of such software, technical documentation, business methods, work product, intellectual and industrial property licenses, and all other tangible or intangible information or materials.

   "IRS" shall mean the United States Internal Revenue Service.

   "Knowledge of Company" shall mean that any officer or director of Company is actually aware of a fact or other matter, or should have been aware of a fact or other matter based upon due inquiry and investigation.

   "Knowledge of Parent" shall mean that any officer or director of Parent is actually aware of a fact or other matter, or should have been aware of a fact or other matter based upon due inquiry and investigation.

   "Law" shall mean any Federal, state, foreign or local statute, law, ordinance, regulation, rule, code, order, judgment, decree, other requirement or rule of law of the United States, or any other jurisdiction, and any other similar act or law.

   "NNM" shall mean The Nasdaq National Market.

   "Noteholder" shall mean each holder of a Convertible Subordinated Promissory Note.

   "Parent Disclosure Schedule" shall mean the disclosure schedule delivered by Parent to Company prior to the execution of this Agreement and forming a part hereof.

   "Parent Financial Advisor" shall mean Needham & Company, Inc.

   "Parent Intellectual Property" shall mean all Intellectual Property that is currently used in Parent's business or the business of any Parent Subsidiary.

   "Parent Material Adverse Effect" shall mean any change in or effect on the business of Parent or the Parent Subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, prospects, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole. Notwithstanding the foregoing, none of the following shall be deemed, in and of itself, to constitute a Parent Material Adverse Effect: any event, violation, inaccuracy, circumstance or other matter that results from conditions affecting the economy in general or conditions affecting the industry in which the Parent or the Parent Subsidiaries operate.

   "Parent Stock Plans" shall mean the 1992 Stock Option and Restricted Stock Plan, the 1994 Stock Option Plan, 1995 Stock Option Plan and the 1996 Directors Stock Option Plan.

   "Parent Superior Proposal" shall mean, an unsolicited, bona fide written proposal that the board of directors of Parent, prior to receipt of the approval by the stockholders of Parent of this Agreement and the Merger, has negotiated regarding any of the following transactions: (x) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than fifty percent of the equity interest in the surviving or resulting entity of such transaction;
(y) a sale or other disposition by Parent of assets (excluding dispositions in the ordinary course of business) representing all or substantially all of Parent's assets, or (z) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing fifty percent or more of the voting power of the then outstanding shares of capital stock of Parent, in each case on terms that, in the good faith judgment of the board of directors of Parent (after consultation with an investment bank of nationally recognized reputation) are more favorable to Parent stockholders than the Merger; provided, however, that a proposal shall only be a Parent Superior Proposal if any financing required to consummate the transaction contemplated by such proposal is committed or is otherwise reasonably likely in the good faith judgment of Parent's board of directors to be obtained by such third party on a timely basis.

   "Permitted Encumbrances" shall mean (i) liens for Taxes, assessments and other governmental charges not yet due and payable, (ii) immaterial unfiled mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like liens arising or incurred in the ordinary course of business which are not yet due and payable and (iii) equipment leases with third parties entered into in the ordinary course of business.

   "Person" shall mean an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

   "Reverse Stock Split" shall mean a reverse split of the common stock of Parent, to be effective immediately prior to the Effective Time, in which each share of the common stock of Parent, including shares of common stock of Parent issuable upon exercise of Parent Stock Options and Parent Warrants, will be exchangeable for shares of the common stock of Parent, at a ratio to be mutually agreed upon by Company and Parent.

   "SEC" shall mean the United States Securities and Exchange Commission.

   "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

   "Series A Preferred Stock" shall mean the Series A Preferred Stock, $.0001 par value, of Company.

   "Series B Preferred Stock" shall mean the Series B Preferred Stock, $.0001 par value, of Company.

   "Series C Preferred Stock" shall mean the Series C Preferred Stock, $.0001 par value, of Company.

   "Series D Preferred Stock" shall mean the Series D Preferred Stock, $.0001 par value, of Company.

   "Subsidiary" shall mean, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary of such Person) owns, directly or indirectly, a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

   "Tax" shall mean (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or other taxing authority ("Taxing Authority"), including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross or net receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges; (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; and (iii) any liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person.

   "Tax Return" shall mean any return, statement or form (including, without limitation, any estimated tax report or return, withholding tax report or return or information report or return) required to be filed with respect to any Taxes.

   "Trustee" shall have the meaning set forth in the Indenture.

                                   ARTICLE II

                                   THE MERGER

   SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with California Law and the DGCL, at the Effective Time, the Company shall be merged with and into Parent. As a result of the Merger, the separate corporate existence of the Company shall cease and Parent shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

   SECTION 2.02 Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to Section
9.01 and subject to the satisfaction or waiver of the conditions set forth in
Article VIII, the consummation of the Merger shall take place as promptly as practicable (and in any event within five Business Days) after satisfaction or waiver of the conditions set forth in Article VIII, at a closing (the "Closing") to be held at the offices of Brobeck, Phleger & Harrison LLP, 2200 Geng Road, Two Embarcadero Place, Palo Alto, CA 94303, unless another date, time or place is agreed to by Parent and Company.

   SECTION 2.03 Effective Time. At the Closing, the parties shall cause the Merger to be consummated by filing (a) a certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the DGCL and (b) an agreement of merger in such form as is required by the applicable provisions of California Law (the "Agreement of Merger") with the Secretary of State of the State of California executed in accordance with the relevant provisions of California Law (the later of the date and time of the filing of the Agreement of Merger and Certificate of Merger, or such later date and time as may be set forth therein, being the "Effective Time").

   SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of California Law and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of each of the Company and Parent shall vest in Parent as the Surviving Corporation, and all debts, liabilities and duties of each of Company and Parent shall become the debts, liabilities and duties of Parent as the Surviving Corporation.

   SECTION 2.05 Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation and Directors and Officers of Parent. Unless otherwise agreed by Parent and Company before the Effective Time, at the Effective Time:

     (a) subject to the requirements of Section 7.03(a), the certificate of incorporation and the bylaws of Parent as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the bylaws of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation or bylaws; provided, however, that
  Article I of the certificate of incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is MAYAN NETWORKS CORPORATION";

     (b) the officers of the Surviving Corporation shall be those persons listed on Schedule I hereto, in each case until their successors are elected or appointed and qualified or until their resignation or removal, and Parent shall deliver at the Closing the voluntary resignations of each officer of Parent from their positions as officers who is not designated to be an officer of Parent in accordance with this subsection 2.05(b) which resignation shall be effective at the Effective Time; and

     (c) the directors of the Surviving Corporation shall be those persons listed on Schedule II hereto, in each case until their successors are elected or appointed and qualified or until their resignation or removal, and Parent shall deliver at the Closing the voluntary resignations of each director of Parent from their positions as directors who is not designated to be a director of Parent in accordance with this subsection 2.05(c) which resignation shall be effective at the Effective Time.

   SECTION 2.06 Charter Amendments. Contemporaneously with or immediately prior to the Closing, the name of Parent will be changed to "Mayan Networks Corporation", and the certificate of incorporation of Parent, (i) accomplishing the creation of the Parent Common Stock for issuance in connection with the conversion of the Company Common Stock, Company Stock Options, Company Warrants and the conversion of the Convertible Subordinated Promissory Notes and (ii) effecting the Reverse Stock Split of the Parent Common Stock, will become effective.

                                  ARTICLE III

               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

   SECTION 3.01 Conversion of Shares. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Company or the holders of any of the following securities:

     (a) Each share of Common Stock, $.0001 par value, of Company ("Company Common Stock"), issued and outstanding immediately before the Effective Time (including shares of Company Common Stock issued upon conversion of Company Preferred Stock as provided in Section 3.01(c), but excluding those held in the treasury of Company and all rights in respect thereof, shall, forthwith cease to exist and be converted into the right to receive such number of shares of Common Stock, $.001 par value per share, of Parent ("Parent Common Stock"), equal to the Exchange Ratio, and cash in lieu of fractional shares pursuant to Section 3.04.

     (b) Each share of Company Common Stock held in the treasury of Company immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of Parent, the Surviving Corporation or any other corporation shall be issuable, and no payment of other consideration shall be made, with respect thereto.

     (c) Subject to the requisite approval of the holders of Company Preferred Stock, each share of (i) Series A Preferred Stock, (ii) Series B Preferred Stock, (iii) Series C Preferred Stock and (iv) Series D Preferred Stock issued and outstanding immediately before the Effective Time, shall, prior to the Effective Time be converted in accordance with its terms into Company Common Stock and become exchangeable for the number of shares of Parent Common Stock and cash in lieu of fractional shares pursuant to
  Section 3.04 as set forth in Section 3.01(a).

   SECTION 3.02 Exchange of Shares Other than Treasury Shares.

   (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with a bank or trust company reasonably acceptable to Company to act as exchange agent for the Merger (the "Exchange Agent").

   (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Surviving Corporation shall make available to the Exchange Agent for the benefit of the holders of Company Common Stock and Company Preferred Stock: (i) certificates for Parent Common Stock ("Parent Certificates") representing the number of whole Parent Common Stock issuable pursuant to Section 3.01(a) in exchange for shares of Company Common Stock (including Company Common Stock issued in connection with the conversion of Company Preferred Stock pursuant to
Section 3.01(c)) outstanding immediately prior to the Effective Time; and (ii) sufficient funds to permit payment in lieu of fractional shares pursuant to
Section 3.04.

   (c) Exchange Procedures. The Exchange Agent shall mail to each holder of record of certificates representing shares of Company Common Stock and Company Preferred Stock ("Company Certificates"), whose shares were converted into the right to receive Parent Common Stock (and cash in lieu of fractional shares pursuant to Section 3.04) promptly after the Effective Time: (i) a form letter of transmittal in form and substance satisfactory to Company, such approval not to be unreasonably withheld (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon receipt of the Company Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for Parent Certificates (and cash in lieu of any fractional share). Upon surrender of Company Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Company Certificates shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole Parent Common Stock that such holder has the right to receive pursuant to this Article III and payment of cash in lieu of any fractional share which such holder has the right to receive pursuant to Section 3.04, and the Company Certificates so surrendered shall be canceled. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented shares of Company Common Stock or Company Preferred Stock will be deemed from and after the Effective Time, for all purposes, to evidence the right to receive the number of full shares of Parent Common Stock into which such shares of Company Common Stock or Company Preferred Stock, as the case may be, shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional share in accordance with Section 3.04. Notwithstanding any other provision of this Agreement, no interest will be paid or will accrue on any cash payable to holders of Company Certificates pursuant to the provisions of this Article III.

   (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to the Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to the Parent Common Stock represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to the effect of applicable escheat or similar laws, following surrender of any such Company Certificate, there shall be paid to the record holder of the Parent Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 3.02(d)) with respect to such shares of Parent Common Stock.

   (e) Transfer of Ownership. If any Parent Certificate is to be issued in a name, or cash in lieu of a fractional share paid to a Person, other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance and/or payment thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a Parent Certificate or payment of cash in lieu of fractional shares in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

   (f) Termination of Exchange Agent Funding. Any portion of funds (including any interest earned thereon) or Parent Certificates held by the Exchange Agent which have not been delivered to holders of Company Certificates pursuant to this Article III within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Company Certificates who have not theretofore complied with the exchange procedures set forth in and contemplated by this Section 3.02 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) only as general creditors thereof for their claim for shares of Parent Common Stock, any cash in lieu of fractional Parent Common Stock and any dividends or distributions (with a record date after the Effective Time) with respect to the shares of Parent Common Stock to which they are entitled.

   (g) No Liability. Notwithstanding anything to the contrary in this Section 3.02, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person in respect of any Parent Common Stock or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   SECTION 3.03 Stock Transfer Books. As of the Effective Time, the stock transfer books of Company shall each be closed, and there shall be no further registration of transfers of shares of Company Common Stock or Company Preferred Stock thereafter on any such stock transfer books. In the event of a transfer of ownership of shares of Company Common Stock or Company Preferred Stock that is not registered in the stock transfer records of Company at the Effective Time, a certificate or certificates representing the number of full shares of Parent Common Stock into which such shares of Company Common Stock or Company Preferred Stock, as the case may be, shall have been converted shall be issued to the transferee together with a cash payment in lieu of fractional shares, if any, in accordance with Section 3.04, and a cash payment in the amount of dividends, if any, in accordance with Section 3.02(d), if the Company Certificates representing such shares of Company Common Stock or Company Preferred Stock (which shall have been converted into Company Common Stock), as the case may be, is or are surrendered as provided in Section 3.02(c), accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.

   SECTION 3.04 No Fractional Share Certificates. No scrip or Parent Certificate representing a fractional share of Parent Common Stock shall be issued upon the surrender for exchange of Company Certificates, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a stockholder of Parent or of Surviving Corporation with respect to such fractional share interest. As promptly as practicable following the Effective Time, Parent shall deposit with the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash, rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) by (ii) the Final Average Closing Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding taxes, to such holders of Company Common Stock, subject to and in accordance with the terms of Section 3.02 hereof.

   SECTION 3.05 Options to Purchase Company Common Stock.

   (a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock outstanding under the Company Stock Plan, including options transferred to such plan from the Company's 1997 Stock Option Plan or otherwise listed on Schedule 3.05 of the Company Disclosure Schedule, whether vested or unvested ("Company Stock Options"), which is outstanding and unexercised immediately prior to the Effective Time and each warrant to purchase shares of Company Common Stock ("Company

Warrants") which is outstanding and unexercised immediately prior to the Effective Time, shall be assumed by Parent and converted into an option or warrant, as the case may be, to purchase shares of Parent Common Stock in such number and at such exercise price as provided in (b) below but shall otherwise have the same terms and conditions as in effect immediately prior to the Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms as a result of the Merger and except that all references in each such Company Stock Option or Company Warrant to Company shall be deemed to refer to Parent).

   (b) The Company Stock Options or Company Warrants assumed by Parent:

     (i) shall be exercisable for that number of whole shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock that were issuable upon exercise of the Company Stock Option or Company Warrant immediately prior to the Effective Time and (y) the Exchange Ratio, rounded down, if necessary, to the next whole share; and

     (ii) shall have an exercise price per share of Parent Common Stock issuable upon exercise of the assumed option or warrant equal to (x) the exercise price per share of Company Common Stock at which the Company Stock Option or Company Warrant was exercisable immediately prior to the Effective Time divided by (y) the Exchange Ratio, rounded up, if necessary, to the next whole cent.

     Within 30 days after the Closing, Parent will issue to each Person, who immediately prior to the Effective Time held a Company Stock Option or Company Warrant, a document evidencing the foregoing changes. It is the intention of the parties that the options so assumed by Parent qualify, to the maximum extent permissible, following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time.

   (c) At the Effective Time, the Company Stock Plan shall be assumed by
Parent.

   (d) All outstanding rights of the Company which it holds immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the Parent Common Stock purchasable pursuant to the Repurchase Options and the purchase price per share shall be adjusted to reflect the Exchange Ratio.

   SECTION 3.06 Certain Adjustments. If between the date of this Agreement and the Effective Time, the outstanding Parent Common Stock, Company Common Stock or Company Preferred Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, then each Exchange Ratio shall be adjusted accordingly to provide to Parent and Company the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend.

   SECTION 3.07 Lost, Stolen or Destroyed Certificates. In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 3.01, provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

   SECTION 3.08 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Surviving Corporation, the officers and directors of Company are fully authorized in the name of their corporation or otherwise to take, and will use good faith efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                  ARTICLE IV.

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

   The Company hereby represents and warrants to Parent, subject to the exceptions specifically disclosed in writing in the Company Disclosure Schedule, all such exceptions to be referenced to a specific representation set forth in this Article IV, that:

   SECTION 4.01 Organization and Qualification; Subsidiaries.

   (a) The Company has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

   (b) There are no directly and indirectly owned Subsidiaries of the Company. Except as set forth in Schedule 4.01 of the Company Disclosure Schedule, the Company does not own an equity interest in any partnership or joint venture arrangement or other business entity that is material to the business, assets, liabilities, financial condition or results of operations of Company.

   SECTION 4.02 Articles of Incorporation and Bylaws. The copies of Company's articles of incorporation and bylaws previously made available to Parent by Company are true, complete and correct copies thereof. Such articles of incorporation and bylaws are in full force and effect. The Company is not in violation of any of the provisions of its articles of incorporation or bylaws.

   SECTION 4.03 Capitalization. The authorized capital stock of Company consists of 60,000,000 shares of Company Common Stock and 36,000,361 shares of Company Preferred Stock, of which 1,907,500 have been designated Series A Preferred Stock, all of which is issued and outstanding, 7,843,137 have been designated Series B Preferred Stock, all of which is issued and outstanding, 11,826,647 have been designated Series C Preferred Stock, 11,826,346 shares of which are issued and outstanding, and 14,423,077 have been designated Series D Preferred Stock, all of which is issued and outstanding. As of the date hereof,
(i) 10,671,044 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of Company,
(iii) 3,100,396 shares of Company Common Stock are reserved for future issuance upon exercise of outstanding Company Stock Options and 632,522 shares of Company Common Stock are reserved for future grant pursuant to the Company Stock Plan, (iv) 88,236 shares of Company Common Stock are reserved for future issuance upon exercise of outstanding Company Warrants, (v) up to 1,967,471 shares of Company Common Stock are reserved for future issuance upon conversion of the Convertible Subordinated Promissory Notes and (vi) 36,000,060 shares of Company Common Stock are reserved for future issuance upon conversion of outstanding Company Preferred Stock. Each issued and outstanding share of Company Preferred Stock is validly issued, fully paid and non-assessable. Except for shares of Company Common Stock issuable pursuant to the Company Stock Plan and as otherwise set forth in herein or in Schedule 4.03 of the Company Disclosure Schedule, and the Repurchase Options, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company is a party or by which Company is bound relating to the issued or unissued capital stock of Company or obligating Company to issue or sell any shares of capital stock of, or other equity interests in, the Company (the "Company Rights"). All shares of Company Common

Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except for the Repurchase Options, there are no outstanding contractual obligations of Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Company Preferred Stock. There are no outstanding contractual obligations of Company to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in any Person.

   SECTION 4.04 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and, subject to receipt of the Company shareholders' approval and the required statutory approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock and the holders of a majority of the outstanding shares of Company Preferred Stock entitled to vote with respect thereto at the Company Shareholders' Meeting (as defined in Section 7.01), the filing of the Certificate of Merger, and the filing and recordation of the Agreement of Merger as required by California Law). This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by the Parent, constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

   SECTION 4.05 No Conflict; Required Filings and Consents.

   (a) The execution and delivery of this Agreement by the Company does not, and the performance by Company of its obligations hereunder, and the consummation of the Merger will not, (i) conflict with or violate any provision of the articles of incorporation or bylaws of Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.05(b) have been obtained and all filings and notifications described in Section 4.05(b) have been made, conflict with or violate any Law applicable to Company or by which any property or asset of Company is bound or affected or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except in case of clauses (ii) and
(iii) for such conflicts, violations, breaches, defaults or rights as could not reasonably be expected individually or in the aggregate to have a Company Material Adverse Effect.

   (b) The execution and delivery of this Agreement by Company does not, and the performance by Company of its obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Company with or notification by Company to, any Governmental Entity, except pursuant to applicable requirements of the Securities Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act, if any, the filing of the Certificate of Merger under the DGCL and the filing and recordation of the Agreement of Merger as required by California Law.

   SECTION 4.06 Permits; Compliance with Laws. Company is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, approvals and orders of any Governmental Entity necessary for Company to own, lease and operate its properties and assets or otherwise to carry on its business as it is now being conducted, other than those, the failure of which to possess, could not reasonably be expected to have, individually, or in the aggregate, a Company Material Adverse Effect (collectively, the "Company Permits"), and, as of the date of this Agreement, none of the Company Permits has been suspended or cancelled nor is any such suspension or cancellation pending or, to the Knowledge of Company, threatened in writing. The Company is not in conflict with, or in default or violation of, (i) any Law applicable to Company or by which any property or asset of Company is bound or affected or
(ii) any Company Permits, which would prevent the Company from consummating the transactions contemplated hereby.

   SECTION 4.07 Financial Statements.

   (a) Company has delivered to Parent copies of (i) the audited condensed balance sheets of the Company at June 30, 2000, together with related audited condensed statement of operations, stockholders' equity and cash flows for the year ended June 30, 2000 and the notes thereto and (ii) the unaudited condensed balance sheets of the Company at December 31, 2000, together with the related condensed statements of operations and cash flows for the six-month period ended December 31, 2000 and the notes thereto (collectively, the "Company Financial Statements"). The Company Financial Statements were prepared in accordance with GAAP (subject to normal year end adjustments, which adjustments are not material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly the financial position of Company as at the respective dates thereof, and its results of operations and cash flows for the period indicated therein, except as otherwise noted therein (subject to normal and recurring immaterial year-end adjustments).

   (b) Except as and to the extent set forth or reserved against on the condensed balance sheet of Company as of December 31, 2000, the Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for (i) liabilities or obligations which individually or in the aggregate could not reasonably be expected to have a Company Material Adverse Effect or (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2000.

   SECTION 4.08 Certain Tax Matters. Neither the Company nor, to the Knowledge of Company, any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that could reasonably be expected to prevent the Merger from constituting a "reorganization" within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement or plan to which the Company or any of its Affiliates is a party or other circumstances relating to Company or any of its Affiliates that could reasonably be expected to prevent the Merger from being so treated as a or from so qualifying as a reorganization under Section 368(a) of the Code.

   SECTION 4.09 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of Company, threatened against Company that could reasonably be expected to prevent the Company from consummating the transactions contemplated hereby. The Company is not aware of any facts or circumstances that could reasonably be expected to result in the denial of insurance coverage under policies issued to Company in respect of such suits, claims, actions, proceedings and investigations, except in any case as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with Company's ability to consummate the transactions contemplated hereby.

   SECTION 4.10 Affiliates. Schedule 4.10 of the Company Disclosure Schedule sets forth the names and addresses of each Person who is, in the Company's reasonable judgment, an affiliate (as such term is used in Rule 145 under the Securities Act) of the Company.

   SECTION 4.11 Brokers. No broker, finder or investment banker (other than Company Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company.

   SECTION 4.12 Information Supplied. None of the information supplied or to be supplied by Company for inclusion in (a) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the joint proxy statement and prospectus, together with any amendments thereto (the "Joint Proxy Statement/Prospectus"), constituting a part thereof) (the "S-4 Registration Statement") will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date such information is supplied and at the time of the meetings of the Company shareholders and Parent stockholders to be held to approve or adopt, as the case may be, this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE V.

                    REPRESENTATIONS AND WARRANTIES OF PARENT

   The Parent hereby represents and warrants to Company, subject to the exceptions specifically disclosed in the Parent Disclosure Schedule which shall have been provided to the Company at least two days prior to the date of execution of this Agreement, all such exceptions to be referenced to a specific representation set forth in this Article V, that:

   SECTION 5.01 Organization and Qualification; Subsidiaries.

   (a) The Parent and each directly and indirectly owned Subsidiary of Parent (the "Parent Subsidiaries"), has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

   (b) Schedule 5.01 of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list of each Parent Subsidiary and each entity in which Parent owns a 15% or greater equity interest, together with the jurisdiction of incorporation or organization of each Parent Subsidiary and the percentage of each Parent Subsidiary's outstanding capital stock or other equity interests owned by Parent or another Parent Subsidiary. Except as set forth in Schedule 5.01 of the Parent Disclosure Schedule, neither the Parent nor any Parent Subsidiary owns an equity interest in any partnership or joint venture arrangement or other business entity that is material to the business, assets, liabilities, financial condition or results of operations of the Parent and the Parent Subsidiaries, taken as a whole.

   SECTION 5.02 Certificate of Incorporation and Bylaws. The copies of Parent's certificate of incorporation and bylaws previously made available to the Company by Parent are true, complete and correct copies thereof. Such certificate of incorporation and bylaws are in full force and effect. The Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws. The certificate of incorporation and bylaws of Parent contains a provision authorizing Parent to provide indemnification of its officers and directors to the fullest extent permitted under Delaware Law.

   SECTION 5.03 Capitalization.

   (a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock. As of the date hereof (i) 13,083,720 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Common Stock are held in the treasury of Parent, (iii) no shares of Parent Common Stock are held by the Parent Subsidiaries, and (iv) 3,014,526 shares of Parent Common Stock are reserved for future issuance upon exercise of outstanding options to purchase shares of Parent Common Stock under the Parent Stock Plans and pursuant to option grants which were not made under the Parent Stock Plans ("Parent Stock Options"), and 2,602,348 shares of Parent Common Stock are reserved for future issuance upon exercise of outstanding warrants to purchase shares of Parent Common Stock ("Parent Warrants"). Except for the Parent Warrants and Parent Common Stock issuable pursuant to the Parent Stock Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent is a party or by which Parent is bound relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. All Parent Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The Parent Common Stock and Parent Warrants issued pursuant to the Common Stock Purchase Agreement dated as of February 24, 2000 by and among Parent and certain purchasers listed therein, were duly approved for issuance by the vote of the Parent stockholders in accordance with the rules of the NNM and applicable law. Parent has not received any notices from Nasdaq or the NASD stating that Parent Common Stock is subject to potential delisting from the NNM. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Parent Common Stock or any capital stock of any Parent Subsidiary. Schedule 5.03(a) includes a true and correct copy of the capitalization table of Parent, which capitalization table accurately reflects the fully diluted capitalization of Parent as of the date hereof. Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by Parent or another Parent Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Parent's or such other Parent Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person. Except as disclosed in Schedule 5.03(b) of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either by themselves or in conjunction with other possible events (including termination of employment or service), result in the acceleration of the exercisability of any outstanding Parent Stock Options, or the acceleration of the vesting schedules applicable to the shares subject to those options or to any unvested shares issued and outstanding under the Parent Stock Plans and the applicable restricted stock agreements or any other modification to such options or unvested shares. True and complete copies of all agreements and instruments relating to Parent Stock Options or issued under the Parent Stock Plans have been provided to the Company, and such agreements and instruments have not been amended, modified or supplemented, and, except as specifically set forth herein, there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form provided to the Company.
Schedule 5.03(c) of the Parent Disclosure Schedule sets forth (i) exercises of Parent Stock Options which were granted under the Parent's 1992 and 1994 Stock Plans or outside of any Parent Stock Plan and Parent Stock Options granted under Parent's 1995 and 1996 Plans prior to registration of shares of Parent Common Stock under such Parent Option Plans on a Form S-8 Registration Statement and (ii) the applicable exemption from the registration requirements of the Securities Act.

   (b) All of the shares of Parent Common Stock to be issued (i) in connection with the Merger, when issued in accordance with this Agreement, and (ii) upon the conversion of any Company Right, including any Company Stock Option or Company Warrant, to purchase shares of Parent Common Stock, when issued upon exercise thereof following the Effective Time, will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights or similar contractual rights granted by Parent. Additionally, all of the shares of

Parent Common Stock to be issued (i) in connection with the Merger, when issued in accordance with this Agreement, and (ii) upon the conversion of any Company Right, including any Company Stock Option or Company Warrant, to purchase shares of Parent Common Stock, when issued upon exercise thereof following the Effective Time, will be issued in compliance with all applicable state securities laws. Furthermore, all of the shares of Parent Common Stock to be issued (i) in connection with the Merger, when issued in accordance with this Agreement, and (ii) upon the conversion of any Company Right, including any Company Stock Option or Company Warrant, to purchase shares of Parent Common Stock, when issued upon exercise thereof following the Effective Time, will be qualified for listing on the NNM.

   SECTION 5.04 Authority Relative to this Agreement. Parent has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and, subject to receipt of Parent stockholders' approval and the required statutory approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the Share Issuance (as defined in Section 7.01) by the requisite vote of stockholders of Parent at the Parent Stockholders' Meeting (as defined in Section 7.01), the filing of the Certificate of Merger under the DGCL and the filing and recordation of the Agreement of Merger as required by California Law). This Agreement has been duly executed and delivered by Parent, and, assuming the due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

   SECTION 5.05 No Conflict; Required Filings and Consents.

   (a) Except as disclosed in Section 5.05 of the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or any equivalent organizational documents of any Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.05(b) have been obtained and all filings and notifications described in Section 5.05(b) have been made, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any Parent Subsidiary pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except in case of clauses (ii) and (iii) for such conflicts, violations, breaches, defaults or rights as could not reasonably be expected individually or in the aggregate to have a Parent Material Adverse Effect.

   (b) The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations hereunder, and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Parent with or notification by Parent to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of the NNM, the pre-merger notification requirements of the HSR Act, if any, the filing of the Certificate of Merger under the DGCL and the filing and recordation of the Agreement of Merger as required by California Law.

   SECTION 5.06 Permits; Compliance with Laws. Parent and each of the Parent Subsidiaries are in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, approvals and orders of any Governmental Entity necessary for Parent or any Parent Subsidiary to own, lease and operate its properties and assets or otherwise to carry on its business as it is now being conducted, other than those, the failure of which to possess, could not reasonably be expected to have, individually, or in the aggregate, a Parent Material Adverse Effect (collectively, the "Parent Permits"), and, as of the date of this Agreement, none of the Parent Permits has been suspended or cancelled nor is any such suspension or cancellation pending or, to the Knowledge of Parent, threatened in writing. Neither Parent nor any Parent Subsidiary is in conflict with, or in default or violation of,
(i) any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or
(ii) any Parent Permits, except for such conflicts, defaults or violations that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Schedule 5.06 of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the Knowledge of Parent, threatened in writing against Parent or any Parent Subsidiary that could reasonably be expected to result in the suspension or cancellation of any Parent Permit. Since January 1, 2001, neither Parent nor any Parent Subsidiary has received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws.

   SECTION 5.07 SEC Filings; Financial Statements.

   (a) Parent has filed all forms, reports, statements and documents required to be filed by it with the SEC and the NNM since January 31, 1995 (collectively, together with any such forms, reports, statements and documents (including exhibits thereto) Parent may file or furnish subsequent to the date hereof until the Closing, the "Parent Reports"). Each Parent Report (i) was prepared in accordance with the requirements of the Securities Act, the Exchange Act or the NNM, as the case may be, and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Parent will file its Annual Report on Form 10-K with the SEC in a timely manner in accordance with the requirements of the Exchange Act. No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NNM, any other stock exchange or any other comparable Governmental Entity.

   (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports was prepared in accordance with GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and subject to normal year end adjustments, which adjustments are not material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presents fairly the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof, and their consolidated results of operations, stockholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

   (c) Except as and to the extent set forth or reserved against on the consolidated balance sheet of Parent and the Parent Subsidiaries as of December 31, 2000 as reported in the Parent Reports, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent, matured, unmatured or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, and neither Parent nor any Parent Subsidiary knows of any basis for such liabilities, except for (i) liabilities or obligations which individually or in the aggregate could not be reasonably expected to have a Parent Material Adverse Effect, or (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2000.

   (d) Section 5.07 of the Parent Disclosure Schedule includes copies of the unaudited consolidated balance sheets of the Parent and the Parent Subsidiaries at December 31, 2000, together with related unaudited consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and the notes thereto (the "Parent Financial Statements"). The Parent Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), are accurate in all material respects and each presents fairly the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof, and their consolidated results of operations, stockholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject to immaterial year-end adjustments). The Audited Parent Financial Statements (as defined in
Section 6.07(a) below) will not contain any material changes from the Parent Financial Statements.

   SECTION 5.08 Certain Tax Matters. Neither Parent nor, to the Knowledge of Parent, any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement) that could reasonably be expected to prevent the Merger from constituting a "reorganization" within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement or plan to which Parent or any of its Affiliates is a party or other circumstances relating to Parent or any of its Affiliates that could reasonably be expected to prevent the Merger from so qualifying as a reorganization under Section 368(a) of the Code.

   SECTION 5.09 Litigation. Except as disclosed in Schedule 5.09 of the Parent Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially interfere with Parent's ability to consummate the transactions contemplated herein, and, to the Knowledge of Parent, there are no existing facts or circumstances that could reasonably be expected to result in such a suit, claim, action, proceeding or investigation. Parent is not aware of any facts or circumstances which could reasonably be expected to result in the denial of insurance coverage under policies issued to Parent and Parent Subsidiaries in respect of such suits, claims, actions, proceedings and investigations, except in any case as could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or materially interfere with Parent's ability to consummate the transactions contemplated herein.

   SECTION 5.10 Absence of Certain Changes or Events. Except as otherwise set forth on Schedule 5.10 of the Parent Disclosure Schedule, since December 31, 2000, Parent and the Parent Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and, since such date, there has not been (i) any Parent Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of Parent's obligations pursuant to this Agreement and the consummation of the Merger, (iii) any material change by Parent in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the Parent Common Stock or any redemption, purchase or other acquisition of any of Parent's securities, (v) except in the ordinary course of business consistent with past practice, any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of Parent or any Parent Subsidiary, (vi) any issuance or sale of any stock, notes, bonds or other securities other than pursuant to the exercise of outstanding securities, or entering into any agreement with respect thereto, (vii) any amendment to the Parent's certificate of incorporation or bylaws, (viii) other than in the ordinary course of business, any (x) purchase, sale, assignment or transfer of any material assets, (y) mortgage, pledge or the institution of any lien, encumbrance or charge on any material assets or properties, tangible or intangible, except for liens for taxes not yet delinquent and such other liens, encumbrances or charges which do not, individually or in the aggregate, have a Parent Material Adverse Effect, or (z) waiver of any rights of material value or cancellation or any material debts or claims, (ix) any incurrence of any material liability (absolute or contingent), except for current liabilities and obligations incurred in the ordinary course of business consistent with past practice, (x) any incurrence of any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the business or properties of Parent or any Parent Subsidiary, or (xi) any entering into any transaction of a material nature, or any agreement to enter into any such transaction (except the Merger), other than in the ordinary course of business, consistent with past practices.

   SECTION 5.11 Employee Benefit Plans.

   (a) With respect to each employee benefit fund, plan, program, arrangement and contract (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of ERISA) maintained, sponsored or contributed to or required to be contributed to by Parent or any Parent Subsidiary or other trade or business (whether or not incorporated) treated as a single employer with Parent (a "Parent ERISA Affiliate") pursuant to Code Section 414(b), (c), (m) or (o) is a party, or with respect to which Parent or any Parent ERISA Affiliate could incur liability under Section 4069, 4212(c) or 4204 of ERISA or
Section 412 of the Code (the "Parent Benefit Plans"), Parent has made available to Company a true, complete and correct copy of (i) such Parent Benefit Plan and the most recent summary plan description related to such Parent Benefit Plan, if a summary plan description is required therefor, (ii) each trust agreement or other funding arrangement relating to such Parent Benefit Plan,
(iii) the most recent annual report (Form 5500) filed with the IRS) with respect to such Parent Benefit Plan, (iv) the most recent actuarial report or financial statement relating to such Parent Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to such Parent Benefit Plan, if it is qualified under Section 401(a) of the Code. Neither Parent nor any Parent Affiliate has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Parent Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

   (b) Each Parent Benefit Plan has been administered in accordance with its terms and all applicable laws, including, without limitation, ERISA and the Code, and all contributions required to be made under the terms of any of the Parent Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Parent Reports filed prior to the date of this Agreement. With respect to the Parent Benefit Plans, no event has occurred and, to the Knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Parent ERISA Affiliate could be subject to any liability (other than for routine benefit liabilities) under the terms of such Parent Benefit Plans, ERISA, the Code or any other applicable Law.

   (c) Except as disclosed in Schedule 5.11 of the Parent Disclosure Schedule,
(i) each Parent Benefit Plan which is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received or is currently awaiting receipt of a favorable determination letter from the IRS as to its qualified status under the Code, and each trust established in connection with any Parent which is intended to be exempt from federal income taxation under
Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter from the IRS to adversely affect the qualified status of any such Parent Benefit Plan or the exempt status of any such trust; (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Benefit Plan; (iii) each Parent Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability, other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) if the Parent Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either (x) there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or (y) such liability is reflected on the most recent consolidated balance sheet included in the Parent Reports filed prior to the date of this Agreement. No suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Parent is threatened, against or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

   (d) No Parent Benefit Plan is a multi-employer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA and neither the Parent nor any Parent ERISA Affiliate has sponsored or contributed to or been required to contribute to a multi-employer pension plan or other pension plan subject to Title IV of ERISA. No liability under Title IV of ERISA has been incurred by Parent or any

Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any Parent ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of the assets of Parent or any Parent ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

   (e) With respect to each Parent Benefit Plan that is subject to Title IV or
Part 3 of Title I of ERISA or Section 412 of the Code, (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within thirty days of such event) has occurred or is expected to occur, (ii) there was not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Parent Benefit Plan; and (iii) there is no "unfunded benefit liability" (within the meaning of Section 4001(a)(18) of ERISA).

   (f) Parent has set forth on Schedule 5.11(f) of the Parent Disclosure Schedule and has delivered to Company true, complete and correct copies of (i) all employment agreements with officers and all consulting and other advisory agreements of Parent and each Parent Subsidiary providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of Parent and each Parent Subsidiary with or relating to their respective employees, directors, advisory committee members or consultants, and (iii) all plans, programs, agreements and other arrangements of Parent and each Parent Subsidiary with or relating to their respective employees, directors or consultants which contain "change of control" provisions. No payment or benefit which will be made by Parent or any Parent Subsidiary under any Parent Benefit Plan or other arrangement will constitute an excess parachute payment under Code Section 280G(b)(1), and, except as disclosed in Schedule 5.11(f) of the Parent Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not individually or in conjunction with any other possible event (including termination of employment) (i) entitle any current or former employee or other service provider of Parent or any Parent Subsidiary to severance benefits or any other payment, compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or
(ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such employee or service provider.

   Except as required by Law, no Parent Benefit Plan provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits. To the Knowledge of Parent, Parent and the Parent ERISA Affiliates are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder and
(ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder.

   SECTION 5.12 Employment and Labor Matters.

   (a) Neither Parent nor any Parent Subsidiary is a party to any collective bargaining or other labor union contract applicable to Persons employed by Parent or any Parent Subsidiary, no collective bargaining agreement is being negotiated by Parent or any Parent Subsidiary and Parent and Parent Subsidiaries have no duty to bargain with any labor organization with respect to any such persons. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any persons employed by Parent and Parent Subsidiaries. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Parent or any Parent Subsidiary pending or, to the Knowledge of Parent, threatened which may interfere with the respective business activities of Parent or any Parent Subsidiary. As of the date of this Agreement, neither Parent nor any Parent Subsidiary, or, to the Knowledge of Parent, any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the respective businesses of Parent or any Parent Subsidiary, and there is no charge or complaint against Parent or any Parent Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or threatened.

   (b) Parent and Parent Subsidiaries have complied, in all material respects with the National Labor Relations Act, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Fair Labor Standards Act, the Securities Act of 1933, as amended (the "Securities Act"), and all other Laws pertaining to Parent and Parent Subsidiaries relations with its employees. Parent and Parent Subsidiaries have no liability for any arrearages of wages. Except as disclosed in Schedule 5.12(b) of the Parent Disclosure Schedule, Parent and Parent Subsidiaries have no pending unfair labor practice charges, contract grievances under any collective bargaining agreement, other administrative charges, claims, grievances or lawsuits before any court, governmental agency, regulatory body, or arbiter arising under any Law governing any Plan, and, to the Knowledge of Parent and Parent Subsidiaries , there exist no facts that could reasonably be expected to give rise to such a claim.

   (c) Parent and Parent Subsidiaries have made available to Company a list of the names, positions and rates of compensation of all officers, directors, employees and consultants of Parent and Parent Subsidiaries, as of the date hereof, showing each such person's name, positions, and annual remuneration, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. With respect to any persons employed by Parent and Parent Subsidiaries, Parent and Parent Subsidiaries are in material compliance with all Laws respecting employment conditions and practices, have withheld all amounts required by any applicable Laws to be withheld from wages or any taxes or penalties for failure to comply with any of the foregoing.

   (d) With respect to any persons employed by Parent and Parent Subsidiaries ,
(i) Parent and Parent Subsidiaries have not violated any legal requirement prohibiting discrimination on the basis of race, color, national origin, sex, religion, age, marital status, or handicap in its employment conditions or practices; and (ii) except as disclosed in Schedule 5.12(d) of the Parent Disclosure Schedule, there are no pending or, to the Knowledge of Parent and Parent Subsidiaries, threatened discrimination complaints relating to race, color, national origin, sex, religion, age, marital status, or handicap against Parent and Parent Subsidiaries before any Government Entity nor, to the Knowledge of Parent and Parent Subsidiaries, does any basis therefor exist.

   (e) Parent and Parent Subsidiaries have complied, in all material respects, with all Laws governing the employment of personnel by U.S. companies and the employment of non-U.S. nationals in the United States, including, but not limited to, the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing regulations.

   SECTION 5.13 Contracts. Except for the contracts and agreements described in
Schedule 5.13 of the Parent Disclosure Schedule (collectively, the "Parent Material Contracts"), neither Parent nor the Parent Subsidiaries is a party to or bound by any material contract, including without limitation, the following contracts (which for purposes of this Agreement shall be deemed Parent Material Contracts):

     (a) any material distributor, sales, advertising, agency or manufacturer's representative contract;

     (b) any continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contact more than $300,000 per annum;

     (c) any contract that expires or may be renewed at the option of any Person other than the Parent so as to expire more than one year after the date of this Agreement;

     (d) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

     (e) any contract for capital expenditures in excess of $300,000 in the aggregate;

     (f) any contract limiting the freedom of the Parent or any Parent Subsidiary to engage in any line of business or to compete with any other Person, or any material confidentiality, secrecy or non-disclosure contract or confidentiality, secrecy or non-disclosure contract entered into other than in the ordinary course of business consistent with past practice;

     (g) any contract pursuant to which the Parent or any Parent Subsidiary is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in the case of any such contract more than $300,000 per annum;

     (h) any contract with any Person with whom the Parent or any Parent Subsidiary does not deal at arm's length within the meaning of the Code; or

     (i) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person.

   Parent and each Parent Subsidiary has performed all of the material obligations required to be performed by it and is entitled to all material benefits under, and to the Knowledge of Parent, is not alleged to be in default in respect of any Parent Material Contract. Each of the Parent Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Parent or any Parent Subsidiary or to the Knowledge of Parent with respect to the other contracting party, which, with the giving of notice or the lapse of time would become a default or event of default under any Parent Material Contract. True, correct and complete copies of all Parent Material Contracts have been delivered or made available to Company.

   SECTION 5.14 Business Relationships. Neither Parent nor any Parent Subsidiary believes, or is aware of any circumstances that could reasonably lead them to believe that the Merger may have an adverse impact on any arrangements or relationships with customers, suppliers, distributors or corporate partners.

   SECTION 5.15 Environmental Matters. Except as could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and the Parent Subsidiaries are in compliance with all applicable Environmental Laws and all Parent Permits required by Environmental Laws; (ii) all past noncompliance of Parent or any Parent Subsidiary with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability; and (iii) neither Parent nor any Parent Subsidiary has released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by Parent or any Parent Subsidiary, in violation of any Environmental Law.

   SECTION 5.16 Intellectual Property.

   (a) Section 5.16(a) of the Parent Disclosure Schedule contains an accurate and complete list of all patents and patent applications, trademarks, service marks, Internet domain names and applications therefor, and copyrights and copyright applications, which are part of the Parent Intellectual Property and which have been issued or registered by, or filed with, any United States, foreign or international governmental or other body having authority to issue, register or review the same, including all patent applications that the Parent intends to file prior to the Effective Time.

   (b) Except as provided in Section 5.16(b) of the Parent Disclosure Schedule, the Parent Intellectual Property is: (i) owned solely and exclusively by Parent or a Parent Subsidiary, free and clear of any and all mortgages, pledges, liens, security interests, conditional sale agreements or encumbrances, of any kind; or (ii) rightfully used or otherwise enjoyed by Parent or its Subsidiaries pursuant to one or more license agreements, each of which such license agreements are, to the Knowledge of Parent and each Parent Subsidiary, valid and enforceable.

   (c) Except as disclosed in Schedule 5.16(c) of the Parent Disclosure Schedule, no action is currently pending which asserts that Parent or any Parent Subsidiary is infringing any Intellectual Property of any Person, and neither Parent nor any Parent Subsidiary has received notice from any Person within the past twenty four months asserting that Parent or any Parent Subsidiary is infringing any Intellectual Property of any such Person. No action is currently pending which asserts that any Person is infringing any Parent Intellectual

Property, and neither Parent nor any Parent Subsidiary has asserted any claim of such infringement against any Person within the past twenty four months.

   (d) Parent and its Subsidiaries have secured valid written assignments from all consultants and employees who contributed to the creation or development of Parent Intellectual Property of the rights to such contributions that Parent and its Subsidiaries do not already own by operation of law.

   (e) Parent and its Subsidiaries have taken all necessary and appropriate steps to protect and preserve the confidentiality of all Parent Intellectual Property ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by Parent or any of its Subsidiaries by or to a third party has been pursuant to the terms of a written agreement between Parent or the applicable Subsidiary and such third party. All use, disclosure or appropriation of Confidential Information not owned by Parent or its Subsidiaries has been pursuant to the terms of a written agreement between Parent and its Subsidiaries and the owner of such Confidential Information, or is otherwise lawful.

   SECTION 5.17 Taxes.

   (a) Parent and each of the Parent Subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which Parent or any Parent Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. Parent has provided adequate accruals in accordance with GAAP in its December 31, 2000 balance sheet contained in the Parent Financial Statements (the "Parent December 2000 Balance Sheet") for any Taxes that as of December 31, 2000 have not been paid, whether or not shown as being due on any Tax Returns. Parent and the Parent Subsidiaries have no material liability for unpaid Taxes accruing after December 31, 2000 except for Taxes incurred in the ordinary course of business subsequent to December 31, 2000.

   (b) There is (i) no material claim for Taxes that is secured by a lien against the property of Parent or any Parent Subsidiary or is being asserted against Parent or any Parent Subsidiary other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Parent or any Parent Subsidiary being conducted by a Tax Authority; (iii) no extension of the statute of limitations on the assessment of any Taxes granted by Parent or any Parent Subsidiary and currently in effect, and (iv) no agreement, contract or arrangement to which Parent or any Parent Subsidiary is a party that may result in the payment of any amount that would not be deductible by reason of Section 280G or 404 of the Code.

   (c) There has been no change in ownership of Parent or any Parent Subsidiary that has caused the utilization of any losses of such entities to be limited pursuant to Section 382 of the Code, and any loss carryovers reflected on the Parent December 2000 Balance Sheet are properly computed and reflected.

   (d) Parent and the Parent Subsidiaries have not been and will not be required to include any material adjustment in taxable income for Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

   (e) Neither Parent nor any Parent Subsidiary has filed or will file any consent to have the provisions of Section 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to Parent or any Parent Subsidiary.

   (f) Neither Parent nor any Parent Subsidiary is a party to any Tax sharing or Tax allocation agreement nor does Parent or any Parent Subsidiary have any liability or potential liability to another party under any such agreement.

   (g) Parent and each Parent Subsidiary is in full compliance with all terms and conditions of any Tax exemptions or other Tax-sparing agreement or order of a foreign government and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sparing agreement or order.

   (h) Neither Parent nor any Parent Subsidiary has filed any disclosures under
Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

   (i) Except as disclosed in Schedule 5.17(i) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary has ever been a member of a consolidated, combined or unitary group of which Parent was not the ultimate parent corporation.

   (j) Parent and each Parent Subsidiary has in its possession returns and/or receipts with respect to Taxes paid to foreign Tax authorities. Neither Parent nor any Parent Subsidiary has ever been a "personal holding company" within the meaning of Section 542 of the Code or a "United States real property holding corporation" within the meaning of Section 897 of the Code.

   SECTION 5.18 Insurance. Parent and each Parent Subsidiary is presently insured, and during each of the past three calendar years has been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Parent and Parent Subsidiaries provide, in the good faith judgment of the Parent's management, reasonably adequate coverage against loss. Parent has made available to the Company a complete and correct list as of the date hereof of all insurance policies maintained by the Parent or the Parent Subsidiaries, and has made available to the Company complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. Parent and the Parent Subsidiaries have complied in all material respects with the terms of such policies.

   SECTION 5.19 Properties. The Parent and the Parent Subsidiaries have good and valid title, free and clear of all Encumbrances, except for Permitted Encumbrances, to all their material properties and assets, whether tangible or intangible, real, personal or mixed, reflected in the Parent's consolidated financial statements for the period ended December 31, 2000 as being owned by Parent and the Parent Subsidiaries as of the date thereof, other than (i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such financial statements, (ii) liens disclosed in the notes to such financial statements and (iii) liens arising in the ordinary course of business after the date of such financial statements. All buildings, and all fixtures, equipment and other property and assets that are material to its business on a consolidated basis, held under leases or sub-leases by Parent or any Parent Subsidiary are held under valid instruments enforceable in accordance with their respective terms, subject to applicable laws of bankruptcy, insolvency or similar laws relating to creditors' rights generally and by principles of equity regarding the availability of remedies. Substantially all of Parent's and the Parent Subsidiaries' equipment in regular use has been reasonably maintained and is in serviceable condition, reasonable wear and tear excepted.

   SECTION 5.20 Employees. A list of all officers, key employees and key consultants of Parent and the Parent Subsidiaries and the current compensation and benefits of such persons as of the date of this Agreement is set forth in
Schedule 5.20 of the Parent Disclosure Schedule. Except as contemplated by this Agreement, to the Knowledge of Parent, none of Parent's key sales or engineering staff (each of whom is identified in Schedule 5.20) currently intends to leave Parent's or any Parent Subsidiary's employ.

   SECTION 5.21 Parent Rights Plan. Neither the execution and delivery of this Agreement or any of the agreements contemplated hereby by the parties hereto and thereto nor the consummation of the transactions contemplated hereby and thereby will cause Company or any of its affiliates or associates to be within the definition of an "Acquiring Person" (as defined in the Rights Plan dated as of October 9, 1998 (the "Parent Rights Plan")) for purposes of the Parent Rights Plan, or Parent shall have taken, prior to the Effective time, any and all action necessary or appropriate to insure that a Distribution Date does not occur as a result of execution or performance of this Agreement, any of the agreements contemplated hereby, or as a result of consummation of any of the transactions contemplated hereby or thereby.

   SECTION 5.22 Certain Business Practices. Neither Parent nor any Parent Subsidiary nor any directors, officers, agents or employees of Parent or any Parent Subsidiary (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

   SECTION 5.23 Books and Records. True and complete copies of all documents listed in the Parent Disclosure Schedule have been provided to the Company. The books of account, stock record books and other financial and corporate records of Parent, all of which have been provided to the Company, are materially complete and correct and have been maintained in accordance with good business practices, including the maintenance of an adequate system of internal accounting controls, and such book and records are accurately reflected in the Parent Reports and the financial statement contained in the Parent Reports. The minute books of Parent contain accurate and complete records of all meetings held of, and corporate action by, the stockholders and the board of directors and (and committees thereof) of Parent, and no meeting of any such stockholders or board of directors (or committees thereof) has been held for which minutes have not been prepared and are not contained in such minute books.

   SECTION 5.24 Opinion of Financial Advisor. Needham & Company, Inc. ("Parent Financial Advisor") has delivered to the board of directors of Parent its opinion to the effect that the Exchange Ratio is fair to Parent from a financial point of view.

   SECTION 5.25 Affiliates. Schedule 5.25 of the Parent Disclosure Schedule sets forth the names and addresses of each Person who is, in Parent's reasonable judgment, an affiliate (as such term is used in Rule 145 under the Securities Act) of Parent.

   SECTION 5.26 Brokers.

   (a) Except as disclosed in Schedule 5.26 of the Parent Disclosure Schedule, no broker, finder or investment banker (other than Parent Financial Advisor ) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

   (b) Attached hereto as Schedule 5.26(b) of the Parent Disclosure Schedule are true, complete and correct copies of all agreements between Parent and the Parent Financial Advisor. Other than as attached hereto as Schedule 5.26(b) of the Parent Disclosure Schedule, there are no other agreements between Parent and the Parent Financial Advisor.

   SECTION 5.27 Information Supplied. None of the information supplied, supplied herein or to be supplied by Parent for inclusion in (a) the S-4 Registration Statement to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the Joint Proxy Statement/Prospectus, constituting a part thereof) will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and
(b) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date such information is supplied and at the time of the meetings of the Company shareholders and Parent stockholders to be held to approve or adopt, as the case may be, this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE VI.

                                   COVENANTS

   SECTION 6.01 Conduct of Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the Effective Time, unless Company shall otherwise agree in writing, (x) the respective businesses of Parent and the Parent Subsidiaries shall be conducted only in, and Parent and the Parent Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice and (y) Parent shall use its reasonable best efforts to keep available the services of such of the current officers, significant employees and consultants of Parent and the Parent Subsidiaries and to preserve the current relationships of Parent and the Parent Subsidiaries with such of the corporate partners, customers, suppliers and other Persons with which Parent or any Parent Subsidiary has significant business relations in order to preserve substantially intact its business organization. Without limitation, neither Parent nor any Parent Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following (except to the extent contemplated in this Agreement) without the prior written consent of Company:

     (a) amend or otherwise change its certificate of incorporation, bylaws or equivalent organizational documents;

     (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or encumbrance of, (i) any shares of capital stock of Parent or any Parent Subsidiary of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Parent or any Parent Subsidiary, other than the issuance of Parent Common Stock pursuant to the exercise of stock options, warrants or convertible securities therefor outstanding as of the date hereof or (ii) any material property or assets of Parent or any Parent Subsidiary except dispositions of inventory in the ordinary course of business consistent with past practice;

     (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or Person or any division thereof, other than the purchase of assets in the ordinary course of business consistent with past practice; (ii) incur any indebtedness for borrowed money (other than indebtedness with respect to working capital in amounts consistent with past practice and the Bridge Loan) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a Parent Subsidiary) for borrowed money or make any loans or advances material to the business, assets, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole; (iii) terminate, cancel or request any material change in, or agree to any material change in, any Parent Material Contract; (iv) make or authorize any capital expenditure; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 6.01(c);

     (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except that any Parent Subsidiary may pay dividends or make other distributions to Parent or any other Parent Subsidiary;

     (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

     (f) accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of Parent Stock Options or authorize cash payments in exchange for any Parent Stock Options;

     (g) amend the terms of, any of its securities or any securities of any Parent Subsidiary;

     (h) increase the compensation payable or to become payable to its directors, officers, consultants or employees, grant any rights to severance or termination pay to, or enter into any employment or severance agreement which provides benefits upon a change in control of Parent that would be triggered by the Merger with, any director, officer, consultant or other employee or Service Provider of Parent or any Parent Subsidiary; establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of Parent or any Parent Subsidiary, except to the extent required by applicable Law, or enter into or amend any contract, agreement, commitment or arrangement between Parent or any Parent Subsidiary and any of Parent's directors, officers, consultants or employees or Service Providers;

     (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations (A) in the ordinary course of business and consistent with past practice or (B) claims, liabilities or obligations reflected on the Parent December 2000 Balance Sheet or (C) as otherwise set forth on Schedule 6.01 of the Parent Disclosure Schedule;

     (j) except as required by any Governmental Entity, make any material change with respect to Parent's accounting policies, principles, methods or procedures, including, without limitation, revenue recognition policies, other than as required by GAAP;

     (k) make any material Tax election or settle or compromise any material Tax liability; or

     (l) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

   SECTION 6.02 Conduct of Company Pending the Closing. Company agrees that, unless Parent shall otherwise agree in writing, Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly (except to the extent contemplated by this Agreement) without the prior written consent of Parent, (i) sell, pledge, dispose of, transfer or encumber, or authorize the sale, pledge, disposition, transfer or encumbrance of any material property or assets of Company except in the ordinary course of business or (ii) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of Company contained in this Agreement untrue or incorrect or prevent Company from performing or cause Company not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

   SECTION 6.03 Notices of Certain Events. Each of Parent and Company shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; or (iii) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of Company or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting Parent or the Parent Subsidiaries or Company, respectively, which, if pending on the date hereof, would have been required to have been disclosed in this Agreement, or that relate to the consummation of the Merger. Parent shall give the Company prompt notice of (i) the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any Parent Material Contract and
(ii) any change that could reasonably be expected to have a Parent Material Adverse Effect or to delay or impede the ability of Parent to perform its obligations pursuant to this Agreement.

   SECTION 6.04 Access to Information; Confidentiality.

   (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or Company or any of the Parent Subsidiaries is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, Parent and Company shall (and Parent shall cause the Parent Subsidiaries to) (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, "Representatives")) access at reasonable times upon prior notice to its and its Subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning its and its subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 6.04 shall affect or be deemed to modify any representation or warranty made in this Agreement.

   (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement with respect to the information disclosed pursuant to this Agreement.

   SECTION 6.05 Reorganization.

   (a) From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying as a "reorganization" under
Section 368(a) of the Code.

   (b) Each of Company and Parent shall execute and deliver to Company counsel and Parent counsel a certificate, in form reasonably acceptable to Company and Parent, as the case may be, signed by an officer of Company or Parent, as the case may be, setting forth factual representations and covenants that will serve as a basis for the tax opinions required under Section 8.02(e) and
Section 8.03(e) hereof.

   SECTION 6.06 Further Action; Consents; Filings.

   (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent, Parent's Subsidiaries or Company in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NNM, (B) the Securities Act, the Exchange Act and any other applicable Federal or state securities Laws, (C) the HSR Act, if applicable, and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and neither of the parties shall file any such document if the other party shall have reasonably objected to the filing of such document. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other party hereto, which consent shall not be unreasonably withheld or delayed.

   (b) Each of Company and Parent will give (or Parent will cause its Subsidiary to give) any notices to third Persons, and use, and Parent will cause its Subsidiaries to use, reasonable efforts to obtain any consents from third Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

   SECTION 6.07 Additional Reports.

   (a) As soon as reasonably practicable, but in no event later than 30 business days prior to the Effective Time, Parent shall provide to Company copies of the audited consolidated balance sheets of the Parent and the Parent Subsidiaries at December 31, 2000, together with related audited consolidated statement of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and the notes thereto (the "Audited Parent Financial Statements"). The Audited Parent Financial Statements shall be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each present fairly the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof, and their consolidated results of operations, stockholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject to immaterial year-end adjustments). Parent shall have filed its Annual Report on Form 10-K with the SEC in a timely manner in accordance with the requirements of the Exchange Act.

   (b) Parent shall furnish to Company copies of any reports of the type referred to in Section 5.07, which it files with the SEC on or after the date hereof, and Parent covenants and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of Parent and its consolidated subsidiaries as of the dates thereof and the results of operations and changes in financial position or other information including therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP (except for the absence of footnotes) consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

   (c) Company shall furnish to Parent copies of any reports which it provides to Noteholders on or after the date hereof, and Company covenants and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any condensed interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of Company as of the dates thereof and the results of operations and changes in financial position or other information including therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and GAAP (except for the absence of footnotes) consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

   SECTION 7.01 Joint Proxy Statement/Prospectus.

   (a) As promptly as reasonably practicable after the execution of this Agreement, Company and Parent shall prepare and Parent shall file with the SEC an S-4 Registration Statement (including the Proxy Statement/Prospectus), registering the offer and sale of shares of the Parent Common Stock, which complies with the rules and regulations promulgated by the SEC, and the Company and Parent shall use all reasonable efforts to cause the S-4 Registration Statement to become effective as soon thereafter as practicable. Parent, with the assistance of the Company when necessary, shall also use its reasonable best efforts to obtain prior to the effective date of the S-4 Registration Statement all necessary state securities law or "blue sky" permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by this Agreement. Parent or Company, as the case may be, shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, executive officers and shareholders or stockholders, as the case may be, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of the Company or Parent or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including, without limitation, providing pro forma financial information regarding Parent and the Company, if necessary.

   (b) The Joint Proxy Statement/Prospectus prepared by Company and Parent in connection the Merger with respect to the special meetings of Company's shareholders to be held to consider approval of this Agreement and the Merger (the "Company Shareholders' Meeting") and of Parent's stockholders to be held to consider the approval of the issuance of shares of Parent Common Stock ("Share Issuance") to Company's shareholders pursuant to the Merger (the "Parent Stockholders' Meeting") shall include (i) with respect to Company and its shareholders, (x) the approval of the Merger and the unanimous recommendation of the disinterested members of the board of directors of Company to Company's shareholders that they vote in favor of approval of this Agreement and (y) an election form under which the holders of Company Preferred Stock may elect to convert the Company Preferred Stock held by them immediately prior to the Closing in accordance with the Company's articles of incorporation; provided, however, that nothing in this Agreement shall prevent the board of directors of the Company from withholding, withdrawing, amending or modifying its recommendation in favor of approval and adoption of this Agreement and approval of the Merger if: (A) a Company Superior Proposal is made to the Company and is not withdrawn and (B) the board of directors of the Company concludes in good faith, consistent with the advice of outside counsel admitted to practice in California, that, in light of such Company Superior Proposal, the failure to withhold, withdraw, amend or modify such recommendation would likely be inconsistent with the fiduciary duties of the board of directors of Company to Company shareholders under applicable law, and
(ii) with respect to Parent and its stockholders, (x) the approval of the Share Issuance, and the unanimous recommendation of the disinterested members of the board of directors of Parent to Parent's stockholders that they vote in favor of approval of this Agreement, the Merger and the Share Issuance, (y) the opinion of Parent Financial Advisor referred to in Section 5.24, (z) a proposal to amend Parent's certificate of incorporation to (1) change its name to Mayan Networks Corporation as of the Effective Time, (2) increase the Parent Common Stock in order to reserve a sufficient number of authorized but unissued Parent Common Stock for issuance in the Merger and upon exercise or conversion of the Company Rights and (3) effect the Reverse Stock Split of the Parent Common Stock and (xx) a proposal to adopt the 2001 Plan (collectively, the "Parent Meeting Proposals"); provided, however, that nothing in this Agreement shall prevent the board of directors of Parent from withholding, withdrawing, amending or modifying its recommendation in favor of approval and adoption of this Agreement and approval of the Merger if: (A) a Parent Superior Proposal is made to the Parent and is not withdrawn, (B) neither the Parent nor any of its representatives shall have violated any of the restrictions set forth in
Section 7.19 and (C) the board of directors of the Parent concludes in good faith, consistent with advice of outside counsel admitted to practice law in Delaware, that, in light of such Parent Superior Proposal, the failure to withhold, withdraw, amend or modify such recommendation would likely be inconsistent with the fiduciary duties of the board of directors of Parent to Parent stockholders under applicable law.

   (c) The Company shall use its reasonable best efforts to ensure that none of the information supplied by Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall, at the date it or any amendments or supplements thereto are mailed to shareholders of Company and the stockholders of the Parent, at the time of the Company Shareholders' Meeting, at the time of the Parent Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Company, or its officers or directors, should be discovered by Company that should be set forth in an amendment or a supplement to the Joint Proxy Statement/Prospectus, Company shall promptly inform Parent.

   (d) The Parent shall use its reasonable best efforts to ensure that none of the information supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall, at the date it or any amendments or supplements thereto are mailed to shareholders of Company and the stockholders of the Parent, at the time of the Company Shareholders' Meeting, at the time of the Parent Stockholders' Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Joint Proxy Statement/Prospectus, Parent shall promptly inform Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

   SECTION 7.02 Shareholders' Meetings. Unless a Company Superior Proposal is made to the Company and is not withdrawn and the board of directors of the Company concludes in good faith, consistent with the advice of outside counsel admitted to practice in California, that, in light of such Company Superior Proposal, the failure to withhold, withdraw, amend or modify such recommendation would likely be inconsistent with the fiduciary duties of the board of directors of Company to Company shareholders under applicable law, the Company shall call and hold the Company Shareholders' Meeting, and unless (A) a Parent Superior Proposal is made to the Parent and is not withdrawn, (B) neither the Parent nor any of its representatives shall have violated any of the restrictions set forth in Section 7.19 and (C) the board of directors of the Parent concludes in good faith, consistent with advice of outside counsel admitted to practice law in Delaware, that, in light of such Parent Superior Proposal, the failure to withhold, withdraw, amend or modify such recommendation would likely be inconsistent with the fiduciary duties of the board of directors of Parent to Parent stockholders under applicable law, the Parent shall call and hold the Parent Stockholders' Meeting, as promptly as practicable after the date hereof for the purpose of voting upon the approval of the matters described in Section 7.01(b), pursuant to the Joint Proxy Statement/Prospectus, and the Company and the Parent shall use all reasonable efforts to hold the Company Shareholders' Meeting and the Parent Stockholders' Meeting on the same date and as soon as practicable after the date hereof. Except as otherwise contemplated by this Agreement, and subject to applicable law, the Company shall use all reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement pursuant to the Joint Proxy Statement/Prospectus and shall take all other action necessary or advisable to secure the vote or consent of shareholders required by California Law to obtain such approval. Except as otherwise contemplated by this Agreement, and subject to applicable law, the Parent shall use all reasonable efforts to solicit from its stockholders proxies in favor of the Parent Meeting Proposals pursuant to the Joint Proxy Statement/Prospectus and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the applicable stock exchange requirements to obtain such approval. Each of the parties hereto shall use take all other action necessary or, in the opinion of the other parties hereto, advisable to promptly and expeditiously secure any vote or consent of shareholders required by applicable Law and such party's articles of incorporation or certificate of incorporation, as the case may be, and bylaws to effect the Merger.

   SECTION 7.03 Directors' and Officers' Indemnification and Insurance.

   (a) The provisions with respect to immunities and indemnification that are set forth in the certificate of incorporation and bylaws of the Surviving Corporation shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or agents of Company.

   (b) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees and disbursements), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their service as such an officer or director existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Company would have been permitted under California Law and its articles of incorporation, bylaws and existing contractual arrangements (each as in effect on the date hereof) to indemnify such Indemnified Parties.

   (c) Surviving Corporation shall maintain directors' and officers' liability insurance policies in amounts and with coverages equivalent to those of Parent as in effect on the date hereof. In addition, for a period of six (6) years after the Effective Time, Surviving Corporation shall maintain in effect the directors' and officers' liability insurance policies previously maintained by Company.

   SECTION 7.04 Public Announcements. The initial press release concerning the Merger to be released in connection with the execution and delivery of this Agreement shall be a joint press release and, thereafter, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior approval of the other, except to the extent required by applicable Law or the requirements of the rules and regulations of the NNM, in which case the issuing party shall consult with the other party before issuing any such release or making any such public statement.

   SECTION 7.05 Voting Agreements.

   (a) The Parent shall use its reasonable best efforts, on behalf of Company and pursuant to the request of Company, to cause each Parent stockholder named in Schedule 7.05(a) to execute and deliver to Company a Voting Agreement substantially in the form of Annex A attached hereto concurrent with the execution of this Agreement.

   (b) Company shall use its reasonable best efforts, on behalf of Parent and pursuant to the request of Parent, to cause each Company stockholder named in
Schedule 7.05(b) to execute and deliver to Parent a Voting Agreement substantially in the form of Annex B attached hereto concurrent with the execution of this Agreement.

   SECTION 7.06 Employment Agreements. Parent shall use its best efforts to cause each of the individuals named in Schedule III to deliver to Company an executed Employment Agreement substantially in the form attached hereto as Annex C.

   SECTION 7.07 Market Standoff Agreements. Company shall use its reasonable best efforts, on behalf of the Parent and pursuant to the request of Parent, to cause each Company shareholder named in Schedule 7.07 to execute and deliver to the Parent a Market Standoff Agreement substantially in the form attached hereto as Annex D.

   SECTION 7.08 Market Standoff Agreements. Parent shall use its reasonable best efforts, on behalf of the Company and pursuant to the request of Company, to cause each Parent stockholder named in Schedule 7.08 to execute and deliver to the Company a Market Standoff Agreement substantially in the form attached hereto as Annex D.

   SECTION 7.09 NNM Listing.

   (a) Prior to the Effective Time, Parent shall file with the NNM a Notification Form for Listing of Additional Shares with respect to the Parent Common Stock issuable in connection with the Merger and shall use all reasonable efforts to have such Parent Common Stock to be issued in the Merger and upon exercise of Company Stock Options, Company Warrants and the Convertible Subordinated Promissory Notes approved for quotation on the NNM.

   (b) Prior to the Effective Time, Parent and Company shall prepare and file an application for initial inclusion of the Surviving Corporation on the NNM.

   SECTION 7.10 Blue Sky. Parent, with the assistance of Company when necessary, shall use all reasonable efforts to obtain prior to the Effective Time all necessary permits and approvals required under Blue Sky Laws to permit the distribution of the Parent Common Stock to be issued in accordance with the provisions of this Agreement.

   SECTION 7.11 Reservation of Shares. Parent shall reserve for issuance the number of Parent Common Stock that will be issuable upon exercise of the Company Rights assumed pursuant to Section 3.05 hereof.

   SECTION 7.12 2001 Stock Incentive Plan. Prior to the Effective Time, the Board of Directors of Parent shall adopt a 2001 Stock Incentive Plan, in the form attached as Annex F hereto (the "2001 Plan"). The 2001 Plan shall serve as the successor to the Parent Stock Plans and the Company Stock Plan. The board of directors of Parent shall take such actions as may be necessary and appropriate so that at the Effective Time, all the Parent Stock Options outstanding under the Parent Stock Plans shall be transferred to the 2001 Plan and shall be treated as outstanding options under the 2001 Plan; provided, however, that each outstanding option so transferred shall continue to be governed solely by the terms of the documents evidencing such options and no provision of the 2001 Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such transferred options. Parent shall cause the 2001 Plan to be submitted to the stockholders of the Parent for their approval at the Parent Stockholders' Meeting with the recommendation of the board of directors.

   SECTION 7.13 Waiver from Certain Holders of Outstanding Parent Stock Options. Prior to the Effective Time, Parent shall use its best efforts to obtain, from each optionee listed on Schedule 7.13 (including all optionees with options issued under Parent's 1995 Stock Option Plan), each of whom is holding a Parent Stock Option that has or may have a right to accelerated vesting due to the Merger, a waiver of any such right to acceleration.

   SECTION 7.14 Registration Statements on Form S-8. Within twenty (20) Business Days after the Effective Time, the Surviving Corporation shall file with the SEC one or more registration statements on Form S-8 for the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Plan assumed by Parent, provided that such options qualify for registration on such Form S-8 and will maintain the effectiveness of such registration statements for so long as any of such options or other rights remain outstanding.

   SECTION 7.15 Employee Matters. Simultaneously with the Merger, the Surviving Corporation shall assume all employment agreements and termination benefit agreements and arrangements which are in effect at Company on the date hereof. The Company and Parent agree to cooperate and take such reasonable actions as may be required to effect an orderly transition of benefits coverage under Company's 401(k) plan, including but not limited to, termination of such plan. As of the Effective Time, the Surviving Corporation shall honor and satisfy all obligations and liabilities with respect to the Company Benefit Plans. Notwithstanding the foregoing, the Surviving Corporation shall not be required to continue any particular Company Benefit Plan after the Effective Time, and any Company Benefit Plan may be amended or terminated in accordance with its terms and applicable law. To the extent that any Company Benefit Plan is terminated or amended after the Effective Time so as to reduce the benefits that are then being provided with respect to participants thereunder, Surviving Corporation shall arrange for each individual who is then a participant in such terminated or amended plan to participate in a comparable benefit plan maintained by Surviving Corporation in accordance with the eligibility criteria thereof. All welfare benefit plans of the Parent or the Surviving Corporation in which the Company's employees participate after the Effective Time shall provide coverage for preexisting health conditions to the same extent those conditions were covered under the applicable plans or programs of the Company as of the Effective Time, and all limitations as to pre-existing conditions, exclusions and waiting periods shall accordingly be waived with respect to participation and coverage under those plans, other than limitations or waiting periods already in effect with respect to one or more Company employees which had not been satisfied as of the Effective Time under any welfare plan maintained for such Company employees immediately prior to the Effective Time. In addition, under each such welfare benefit plan of the Parent or the Surviving Corporation, the outstanding claims and expenses incurred by the Company's employees under each corresponding welfare benefit plan of the Company for the portion of the plan year preceding the Effective Time shall be recognized, and the Company's employees shall be given credit for amounts paid by them under each corresponding benefit plan of the Company, for the portion of the plan year preceding the Effective Time, for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the successor welfare benefit plan of the Parent or the Surviving Corporation.

   SECTION 7.16 Parent Rights Plan. Parent shall take all necessary action to ensure that none of the transactions contemplated by this Agreement or any of the agreements contemplated hereby will cause (i) Company or any of its affiliates or associates to become an Acquiring Person (as defined in the Parent Rights Plan) for purposes of the Parent Rights Plan, or (ii) otherwise affect in any way the rights under the Parent Rights Plan, including by causing such rights to separate from the underlying shares or by giving such holders the right to acquire securities of any party hereto.

   SECTION 7.17 Filing of Reports Necessary for Use of Rule 145. After the Effective Time, Surviving Corporation shall use reasonable efforts to file all reports and data with the SEC necessary to permit the shareholders of Company and stockholders of Parent who may be deemed "underwriters" (within the meaning of Rule 145 under the Securities Act) of Company Common Stock and Company Preferred Stock to sell Parent Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled. After the Effective Time, Surviving Corporation will use reasonable efforts to file with the SEC reports, statements, and other materials required by the federal securities laws on a timely basis.

   SECTION 7.18 Resignations of Officers and Directors.

   (a) Parent shall deliver at the Closing the voluntary resignations of each officer of Parent from their positions as officers who is not designated to be an officer of Parent in accordance with subsection 2.05(b), which resignation shall be effective at the Effective Time, and those persons listed on Schedule I hereto, shall have been elected as officers of Parents, to hold office until their successor are elected or appointed and qualified or until their resignation or removal; and

   (b) Parent shall deliver at the Closing the voluntary resignations of each director of Parent from their positions as directors who is not designated to be a director of Parent in accordance with subsection 2.05(c), which resignation shall be effective at the Effective Time, and those persons listed on Schedule II hereto, shall have been elected as directors of Parent in each case until their successors are elected or appointed and qualified or until their resignation or removal.

   SECTION 7.19 No Solicitation.

   (a) From the date of this Agreement until the earlier of the Effective Time or termination of this Agreement, pursuant to Section 9.01, the Parent shall not directly or indirectly, and shall not authorize or permit any Subsidiary of the Parent or any Representative of the Parent or Parent Subsidiaries directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that would, individually or in the aggregate, reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding Parent or any Parent subsidiaries to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Proposal;

provided, however, that nothing herein shall prohibit the Parent's Board of Directors from complying with Rules 14d-9 or 14e-2 under the Exchange Act; and provided, further, that prior to the required Parent stockholder approval, this
Section 7.19 shall not prohibit the Parent from furnishing nonpublic information regarding Parent or any Parent Subsidiaries to, or entering into discussions with, any Person in response to an Acquisition Proposal that is submitted to the Parent by such Person (and not withdrawn) if (1) neither the Parent nor any Representative of Parent or any Parent subsidiaries shall have violated in any material respect any of the restrictions set forth in this
Section 7.19 (other than Section 7.19(ii) or Section 7.19(iii)), (2) the Acquisition Proposal constitutes a Parent Superior Proposal, (3) the Board of Directors of the Parent concludes in good faith consistent with advice of outside counsel admitted to practice law in the State of Delaware, that, in light of such Parent Superior Proposal, the failure to take such action would likely be inconsistent with the fiduciary duties of the Board of the Directors of the Parent to the Parent's stockholders under applicable law, (4) at least 24 hours prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Parent gives the Company written notice of the identity of such Person and of the Parent's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Parent receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Parent, and (5) prior to furnishing any such nonpublic information to such Person, the Parent furnishes such nonpublic information to the Company (to the extent such nonpublic information has not been previously furnished by the Parent to the Company). Without limiting the generality of the foregoing (x) the parent acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of Parent or any Parent subsidiaries, whether or not such Representative is purporting to act on behalf of Parent or any Parent subsidiaries, shall be deemed to constitute a breach of this Section 7.19 by the Company, and (y) the Company acknowledges and agrees that the taking of any action permitted by and in accordance with this Section 7.19 shall not constitute a breach of this Agreement.

   (b) The Parent shall promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information) advise the Company orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information relating to Parent or any Parent subsidiaries (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing. The Parent shall keep the Company fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

   (c) The Parent shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

   (d) The Parent agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which Parent or any Parent subsidiaries is a party, and will use its reasonable best efforts to enforce or cause to be enforced each such argument at the request of the Company. The Parent also will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible acquisition transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of Parent or any Parent Subsidiaries.

   SECTION 7.20 Notice of Merger. Not later than fifteen days prior to the Effective Time, the Company shall give such notices relating to the Merger as are required under Section 15.10 of the Indenture.

   SECTION 7.21 Registration Statement for Convertible Subordinated Promissory Notes, Exchange Notes and Underlying Conversion Shares. Parent shall prepare and file one or more registration statements with the SEC, which registration statements shall be declared effective at the Effective Time, covering the resale of the Convertible Subordinated Promissory Notes, the Exchange Notes and such shares of Parent Common Stock as are issuable to the Noteholders upon conversion of the Convertible Subordinated Promissory Notes and the Exchange Notes after the Merger (the "Underlying Conversion Shares") and which, in the case of the registration statement covering the Subordinated Promissory Notes and the Underlying Conversion Shares into which such Subordinated Promissory Notes are convertible, shall satisfy the requirements of the Registration Rights Agreement, dated as of October 25, 2000, between the Company and Robertson Stephens, Inc. (the "Registration Rights Agreement") as if (i) the Parent were the Company (as such term in defined in the Registration Rights Agreement); (ii) such registration statement were the registration statement provided for under the terms of the Registration Rights Agreement; and (iii) such registration statement were required to be effective under the Registration Rights Agreement at the Effective Time.

   SECTION 7.22 Compensation Committee Ratification. Parent's board of directors shall have (i) ratified the establishment of Mr. Dennis Schneider as the sole member of the Compensation Committee of the Parent board of directors, with the authority to grant Parent Stock Options under the Parent Stock Plans and (ii) ratified the previous grants of Parent Stock Options made by Mr. Dennis Schneider pursuant to his authority as the Compensation Committee of the Parent board of directors.

   SECTION 7.23 Bridge Loan.

   (a) Provided this Agreement has not been terminated, the Company agrees to advance to Parent, on an as-needed-basis, bridge loans of up to an aggregate of $2 Million for the purpose of financing operating expenses incurred in the ordinary course of business, pursuant to the terms set forth in the form of Bridge Loan attached hereto as Annex G, and subject to execution and delivery of such Bridge Loan by Parent. Each advance of all or any portion of the Bridge Loan shall be subject to the conditions that (i) the representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the time of such advance, (ii) Parent shall not have breached in any material respect any covenant contained in this Agreement, and (iii) Parent shall have given the Company at least three (3) days' written notice requesting such advance and affirming that the conditions described in clauses (i) and (ii) have been satisfied.

   (b) The Bridge Loan shall be due and payable on the earlier of the Effective Time or the Company's demand following termination of this Agreement, as set forth in the form of Bridge Loan. Additionally, upon the occurrence of certain "Events of Default" as defined therein, including, but not limited to (i) the failure by Parent to timely file its Annual Report on Form 10-K in accordance with the Exchange Act or (ii) the existence of any material changes to the Parent Financial Statements, the Bridge Loan shall become immediately due and payable.

                                  ARTICLE VIII

                            CONDITIONS TO THE MERGER

   SECTION 8.01 Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

     (a) this Agreement shall have been duly approved by the requisite vote of shareholders of Company in accordance with California Law and by the requisite vote of stockholders of Parent in accordance with the rules of the NNM and applicable Law;

     (b) no law, order, statute, rule, regulation, domestic or foreign, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity which prohibits, prevents or makes illegal the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

     (c) the S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceeding for that purpose shall have been initiated or be threatened, by the SEC;

     (d) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, or any other applicable competition, merger control or similar Law shall have expired or been terminated;

     (e) all consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization could not reasonably be expected to result in a Parent Material Adverse Effect or a Company Material Adverse Effect;

     (f) there shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit, the consummation of the transactions contemplated hereby, or seeking to obtain material damages in connection with the transactions contemplated hereby, (ii) seeking to prohibit direct or indirect ownership or operation by Parent of all or a material portion of the business and assets of the Company, or to Parent or to Company to dispose of or to hold separately all or a material portion of the business or assets of Parent or Company, as a result of the transactions contemplated hereby, (iii) seeking to invalidate or render unenforceable any material provision of this Agreement, the Agreement of Merger or any of the other agreements attached as Annexes hereto, or (iv) otherwise relating to and materially adversely affecting the transactions contemplated hereby;

     (g) each of the Parent, the Company and the Trustee shall have executed and delivered a supplemental indenture, and all such other requirements as are provided for in the Indenture in connection with the Merger shall have been met;

     (h) each of the Parent and the Company shall have entered into such documents as shall be necessary to provide for the offering of the Exchange Notes on such terms as shall be satisfactory to the parties and shall otherwise have taken or caused to be taken all such actions as shall be required in connection therewith; and

     (i) the Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NNM, subject to notice of issuance.

   SECTION 8.02 Conditions to the Obligations of Company. The obligations of Company to consummate the Merger, or to permit the consummation of the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

     (a) The representations and warranties of Parent contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Effective Time as if made on and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, "Material Adverse Effect " qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

     (b) Parent shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

     (c) The Company shall have been provided with a certificate executed by
  (i) an authorized officer of Parent on behalf of Parent and (ii) each of the Parent's Chairman of the Board of Directors, the Parent's Chief Executive Officer and the Parent's Chief Accounting Officer, certifying that the condition set forth in Section 8.02(a) shall have been fulfilled, and a certificate executed by an authorized officer of Parent on behalf of Parent certifying that the conditions set forth in Section 8.02(b) shall have been fulfilled;

     (d) The Parent shall have furnished to Company (i) copies of the text of the resolutions by which the corporate action on the part of Parent necessary to approve this Agreement, the Agreement of Merger, the amended certificate of incorporation, the election of the directors listed on
  Schedule III, the adoption of the 2001 Plan and the transactions contemplated hereby and thereby were taken, (ii) a certificate dated as of the Effective Time executed on behalf of Parent by its corporate secretary or one of its assistant corporate secretaries certifying to the Company that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded, (iii) an incumbency certificate dated as of the Effective Time executed on behalf of Parent by its corporate secretary or one of its assistant corporate secretaries certifying the signature and office of each officer of Parent executing this Agreement, the Agreement of Merger, the amended certificate of incorporation, or any other agreement, certificate or other instrument executed pursuant hereto, and (iv) a copy of the amended certificate of incorporation, certified by the Secretary of State of the State of Delaware, and a certificate of good standing from the Secretary of State of the State of Delaware, evidencing the good standing of Parent in such jurisdiction;

     (e) The Company shall have obtained an opinion from Company's legal counsel in form and substance reasonably satisfactory to it substantially to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current law, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of
  Section 368(a) of the Code, provided, that if Company is unable to obtain such an opinion from its legal counsel, this condition shall be deemed to be satisfied if Parent's legal counsel delivers an opinion to Company to the same effect;

     (f) The Surviving Corporation shall have been qualified for listing on the NNM in accordance with the Rule 4330(f) of the NNM;

     (g) The Reverse Stock Split shall have been approved by the Parent stockholders and shall be effective immediately prior to the Effective Time;

     (h) Each share of Company Preferred Stock outstanding prior to the Effective Time shall have been converted into shares of Company Common Stock;

     (i) The Amended and Restated Investors' Rights Agreement dated as of November 1, 1999, the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of October 21,1999 and the Amended and Restated Voting Agreement dated as of October 21, 1999 shall have been terminated;

     (j) The Company shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Parent or any of its Subsidiaries or otherwise, except where the failure to obtain such consent or approval would not have a Material Adverse Effect on Parent;

     (k) Each officer of Parent who is not designated to be an officer of Parent in accordance with subsection 2.05(b) shall have delivered a duly executed resignation from his or her position with Parent effective immediately after the Effective Time, and those persons listed on Schedule I hereto, shall have been elected as officers of Parent effective immediately after the Effective Time, to hold office until their successors are elected or appointed and qualified or until their resignation or removal;

     (l) Each director of Parent who is not designated to be a director of Parent in accordance with subsection 2.05(c) shall have delivered a duly executed resignation from his or her position with Parent effective immediately after the Effective Time, and those persons listed on Schedule II hereto, shall have been elected as directors of Parent effective immediately after the Effective Time, to hold office until their successors are elected or appointed and qualified or until their resignation or removal;

     (m) The board of directors of Parent and the Parent stockholders shall have approved the certificate of amendment to the certificate of incorporation of the Parent to (1) change its name to Mayan Networks Corporation as of the Effective Time, (2) increase the Parent Common Stock in order to reserve a sufficient number of authorized but unissued Parent Common Stock for issuance in the Merger and upon exercise or conversion of the Company Rights, and the certificate shall have been filed with, and approved by, the Secretary of State of the State of Delaware and (3) effect the Reverse Stock Split of the Parent Common Stock;

     (n) The 2001 Plan shall have been approved by the board of directors of Parent and the Parent stockholders to be effective at the Effective Time;

     (o) Parent shall have obtained from each of the optionees listed on
  Schedule 7.13 (including all optionees with options issued under Parent's 1995 Stock Option Plan), each of whom is holding a Parent Stock Option that has or may have any right to acceleration of vesting due to the Merger, a waiver of such right to acceleration;

     (p) Parent shall have prepared and filed a registration statement with the SEC, which registration statement shall have been declared effective at the Effective Time, covering the resale of the Convertible Subordinated Promissory Notes, the Exchange Notes and the Underlying Conversion Shares;

     (q) Parent shall have maintained directors' and officers' liability insurance policies in amounts and with coverages equivalent to those in effect as of the date hereof;

     (r) No Parent Material Adverse Effect shall have occurred or shall be continuing since the date of this Agreement;

     (s) The employees of Parent specifically identified on Schedule III shall have accepted employment with Company and shall have entered into employment agreements in the form attached hereto Annex C;

     (t) Each Parent stockholder named in Schedule 7.08 shall have executed and delivered to the Company a Market Standoff Agreement substantially in the form attached hereto as Annex D; and

     (u) Company shall have received a legal opinion from Parent's legal counsel, in the form attached hereto as Annex E.

   SECTION 8.03 Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

     (a) each of the representations and warranties of Company contained in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Effective Time as if made on and as of the Effective Time (it being understood that, for purposes of determining the accuracy of such representations and warranties, "Material Adverse Effect " qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

     (b) The Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time;

     (c) The Parent shall have been provided with a certificate executed on behalf of Company by an authorized officer certifying that the conditions set forth in Section 8.03(a) and (b) shall have been fulfilled;

     (d) The Company shall have furnished to Parent (i) copies of the text of the resolutions by which the corporate action on the part of the Company necessary to approve this Agreement, the Agreement of Merger and the transactions contemplated hereby and thereby were taken, (ii) a certificate dated as of the Effective Time executed on behalf of Company by its corporate secretary or one of its assistant corporate secretaries certifying to the Parent that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded, (iii) an incumbency certificate dated as of the Effective Time executed on behalf of Company by its corporate secretary or one of its assistant corporate secretaries certifying the signature and office of each officer of Company executing this Agreement, the Agreement of Merger, or any other agreement, certificate or other instrument executed pursuant hereto, and (iv) certificates of good standing from the Secretary of State of the State of California, evidencing the good standing of the Company in such jurisdiction;

     (e) The Parent shall have obtained an opinion from Parent's legal counsel in form and substance reasonably satisfactory to it substantially to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current law, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of
  Section 368(a) of the Code, provided, that if Parent is unable to obtain such an opinion from its legal counsel, this condition shall be deemed to be satisfied if Company's legal counsel delivers an opinion to Parent to the same effect;

     (f) The Parent shall have been provided with a certification (a "FIRPTA Certificate") issued by the Company pursuant to treasury Regulation Section 1.897-2(h) that the stock of Company is not a "United States real property interest" as defined in Section 897 of the Code; and

     (g) Each Company shareholder named in Schedule 7.07 shall have executed and delivered to Parent a Market Standoff Agreement substantially in the form attached hereto as Annex D.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

   SECTION 9.01 Termination. This Agreement may be terminated at any time prior to the Effective Time by written notice received by the non-terminating party or parties from the terminating party or parties stating the basis for such termination and referring to the applicable clause of this Section 9.01, notwithstanding any requisite adoption and approval of this Agreement, as follows:

     (a) by mutual written consent duly authorized by the boards of directors of each of Parent and Company;

     (b) by either Parent or Company, if the Effective Time shall not have occurred on or before August 31, 2001; provided, however, that the right to terminate this Agreement under this Section 9.01 (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

     (c) by either Parent or Company, if any Governmental Order, writ, injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

     (d) by Parent, in response to a Parent Superior Proposal which was not solicited by Parent; provided that Parent shall have complied in all material respects with its obligations under Section 7.19 (no-solicitation) and such Parent Superior Proposal did not otherwise result from a breach of any of Parent's obligations under this Agreement; and provided further, that no termination pursuant to this Section 9.01 (d) shall be effective until after the fifth business day following Company's receipt of written notice advising Company that the board of directors of Parent is prepared to accept a Parent Superior Proposal, specifying the material terms and conditions of such Parent Superior Proposal and identifying the person making such Parent Superior Proposal; and the payment of any applicable termination fee pursuant to Section 9.05(b) and concurrently with such termination the fee specified in Section 9.05(b) shall have been paid to the Company;

     (e) by Company, in response to a Company Superior Proposal; provided that such Company Superior Proposal did not otherwise result from a breach of any of Company's obligations under this Agreement; and provided further, that no termination pursuant to this Section 9.01(e) shall be effective until after the fifth business day following Parent's receipt of written notice advising Parent that the Board of Directors of Company is prepared to accept a Company Superior Proposal, specifying the material terms and conditions of such Company Superior Proposal and identifying the person making such Company Superior

  Proposal; and the payment of any applicable termination fee pursuant to
  Section 9.05(c) and concurrently with such termination the fee specified in
  Section 9.05(c) shall have been paid to the Parent;

     (f) by the Parent, if this Agreement and the Merger is brought to a vote and shall fail to receive the requisite votes for approval at the Company Shareholders' Meeting or any adjournment or postponement thereof;

     (g) by the Company, if the Parent Meeting Proposals shall fail to receive the requisite votes for approval at the Parent Stockholders' Meeting or any adjournment or postponement thereof;

     (h) by the Parent, twenty days after receipt by the Company of a written notice from the Parent of a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.03 would not be satisfied (a "Terminating Company Breach"); provided, however, that if such Terminating Company Breach is cured by the Company within such twenty day period, the Parent may not terminate this Agreement under this Section 9.01(h);

     (i) by the Company, twenty days after receipt by the Parent of a written notice from the Company of a breach of any representation, warranty, covenant or agreement on the part of the Parent set forth in this Agreement, or if any representation or warranty of the Parent shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.02 would not be satisfied (a "Terminating Parent Breach"); provided, however, that if such Terminating Parent Breach is cured by the Parent within such twenty day period, the Company may not terminate this Agreement under this Section 9.01(i); or

     (j) by the Company, if (i) Parent Common Stock shall become delisted from NNM prior the Effective Time, (ii) the outstanding Common Stock of the Surviving Corporation does not qualify for listing on the NNM in accordance with Rule 4330(f) of the NNM or the application for the listing of shares of Common Stock to be issued in the Merger or (iii) the Surviving Corporation's initial listing application to the NNM shall have been denied.

The right of any party hereto to terminate this Agreement pursuant to this
Section 9.01 will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

   SECTION 9.02 Effect of Termination. Except as provided in Section 9.05, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any party hereto or any of its Affiliates or any of its or their officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that nothing herein shall relieve any party hereto from liability for the willful or intentional material breach of any of its representations and warranties or the willful or intentional material breach of any of its covenants or agreements set forth in this Agreement; and provided, further, that the provisions of Section 6.03, Section 7.04, Section 9.05 and this Section 9.01 shall remain in full force and effect and survive any termination of this Agreement for a period of three years.

   SECTION 9.03 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the shareholders of Company, no amendment may be made that changes the amount or type of consideration into which Company Common Stock will be converted pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

   SECTION 9.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto,

(b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

   SECTION 9.05 Termination Fee; Expenses.

     (a) Except as otherwise set forth in Section 1.01 or in this Section 9.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated, except that Parent and Company each shall pay one-half of all Expenses incurred solely for printing and mailing the Joint Proxy Statement/Prospectus and any fees required to be paid under the HSR Act, if applicable.

     (b) In the event that this Agreement shall be terminated by Parent pursuant to Section 9.01(d), then, in any such event, Parent shall reimburse the Company for all Expenses reasonably incurred by the Company in connection with this Agreement and the transactions contemplated hereby, which fee shall be due and payable in full upon termination of this Agreement. All payments pursuant to this Section 9.05(b)


  shall be made by wire transfer of same-day funds to an account specified by the Company.


     (c) In the event that this Agreement shall be terminated by Company pursuant to Section 9.01(e), then, in any such event, the Company shall reimburse Parent for all Expenses reasonably incurred by Parent in connection with this Agreement and the transactions contemplated hereby, which fee shall be due and payable in full upon termination of this Agreement. All payments pursuant to this Section 9.05(c) shall be made by wire transfer of same-day funds to an account specified by Parent.

                                   ARTICLE X

                               GENERAL PROVISIONS

   SECTION 10.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

   SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by telecopy or facsimile or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

   (a) if to Company:

     2115 O'Nel Drive
     San Jose, CA 95131
     Attention: John Tingleff, Chief Financial Officer
     Facsimile: (408) 437-0181

     with a copy to:

     Brobeck, Phleger & Harrison LLP
     Two Embarcadero Place
     2200 Geng Road
     Palo Alto, CA 94303
     Attention: David Makarechian
     Facsimile: (650) 496-2715

   (b) if to Parent:

     2540 Route 130
     Cranbury, NJ 08512
     Attention: Dennis Schneider, President
     Facsimile: 609-860-1674

     with a copy to:

     Steptoe & Johnson LLP
     1330 Connecticut Avenue, N.W.
     Washington, DC 20036, USA
     Attention: Howard Stahl
     Facsimile: 202 429 3902

   SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

   SECTION 10.04 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than Section 7.04, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

   SECTION 10.05 Incorporation of Annexes. The Parent Disclosure Schedule, the Company Disclosure Schedule and all Annexes attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein. Parent and Company acknowledge that the Parent Disclosure Schedule and the Company Disclosure Schedule (i) are qualified in their entirety by reference to specific provisions of this Agreement and (ii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to Parent or Company, as the case may be, except to the extent required by this Agreement and by applicable law.

   SECTION 10.06 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF THE STATE OF CALIFORNIA.

   SECTION 10.07 Jurisdiction; Waiver of Jury Trial. Each party hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT

OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

   SECTION 10.08 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

   SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

   SECTION 10.10 Entire Agreement. This Agreement (including the Annexes, the Parent Disclosure Schedule and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.


   IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          ARIEL CORPORATION

                                                 /s/ Dennis I. Schneider
                                          By: _________________________________
                                          Name: Dennis I. Schneider
                                          Title: CEO & President

                                          MAYAN NETWORKS CORPORATION

                                                    /s/ John Tingleff
                                          By: _________________________________
                                          Name: John Tingleff
                                          Title: CFO

                                   SCHEDULE I

                     OFFICERS OF THE SURVIVING CORPORATION

        Name of Officer          Title
        ---------------          -----
        Esmond Goei............. Chief Executive Officer and Chairman
        Dan Gatti............... President
        John Tingleff........... Chief Financial Officer and Secretary
        Dennis Schneider........ Senior Vice President--Marketing

                                  SCHEDULE II

                     DIRECTORS OF THE SURVIVING CORPORATION

                                Anthony Agnello
                                Thomas Edrington
                                  Esmond Goei
                                 Steven Krausz
                                James Mongiello
                                  Peter Morris

                                  SCHEDULE III

                                 KEY EMPLOYEES

                                Carlos Borgialli
                                  Gene Corrado
                                  David During
                                   Don Elwell
                                 Richard Flocco
                                Nathan Guedalia
                                Ken Kristiansan
                                  Jack Loprete
                                  Bonne Mullen
                                   Aziz Mzili
                                 Arthur Naseef
                                  Johnny Viera

                                                                     APPENDIX II

                            PARENT VOTING AGREEMENT

   This PARENT VOTING AGREEMENT (this "Agreement") is made and entered into as of March , 2001 between Mayan Networks Corporation, a California corporation ("Company" or "M-Co"), and the undersigned stockholders (each a "Stockholder" and collectively the "Stockholders") of Ariel Corporation, a Delaware corporation ("Parent"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.


                                    RECITALS

   WHEREAS, pursuant to an Agreement and Plan of Merger dated as of March , 2001 between Parent and Company (such agreement as it may be amended is hereinafter referred to as the "Merger Agreement"), the Company will be merged with and into Parent and the shareholders of the Company will receive shares of Parent Common Stock as set forth in the Merger Agreement (the "Merger");


   WHEREAS, in order to induce the Company to enter into the Merger Agreement and consummate the Merger, Parent has agreed to use its reasonable efforts to cause certain stockholders of Parent to execute and deliver to the Company a Voting Agreement upon the terms set forth herein; and

   WHEREAS, each Stockholder is the owner of the number of shares of the capital stock of Parent indicated on the signature page of this Parent Voting Agreement (the "Shares").

   NOW, THEREFORE, the parties agree as follows:

   1. Agreement to Retain Shares.

   1.1. Transfer and Encumbrance. Each Stockholder represents and warrants to the Company that (i) such Stockholder is a record or beneficial owner of the Shares, with power to vote the Shares or cause the Shares to be voted and, except as otherwise set forth on the signature page hereto, Stockholder (A) has held such Shares at all times since the date set forth on such signature page, and (B) did not acquire any Shares in contemplation of the Merger; (ii) the Shares set forth on the signature page hereto constitute such Stockholder's entire interest in the outstanding capital stock and voting securities of Parent, other than Shares that are subject to employee stock options; (iii) no other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares or any portion of such Shares;
(iv) the Shares are and will be at all times up until the Expiration Date (as hereinafter defined) free and clear of any liens, claims, options, charges or other encumbrances; and (v) such Stockholder's address is accurately set forth on the signature page hereto.

   1.2. New Shares. Each Stockholder agrees that any shares of capital stock or voting securities of Parent ("New Shares") that such Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

   2. Agreement to Vote Shares and Take Certain Other Action. Prior to the Expiration Date, at every meeting of the stockholders of Parent at which any of the following matters is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Parent with respect to any of the following matters, each Stockholder shall vote the Shares and any New Shares: (a) in favor of approval of the issuance of shares of Parent Common Stock pursuant to the Merger Agreement, adoption of the Merger Agreement and the terms thereof, and each of the other transactions contemplated by the Merger Agreement, and any matter which would, or could reasonably be expected to, facilitate the Merger and each of the transactions contemplated by the Merger Agreement; (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger

Agreement; (c) against any merger, consolidation or other business combination of Parent with, sale of assets or stock of Parent to, or reorganization or recapitalization involving Parent, other than as contemplated or permitted by the Merger Agreement; (d) against any amendment to the certificate of incorporation of Parent that relates to the issuance of additional shares of Parent Common Stock in connection with any financing; (e) against any liquidation, or winding up of Parent; and (f) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the certificate of incorporation or bylaws of Parent not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to the Company of the Merger or change in any manner the voting rights of any shares of Parent Capital Stock.

   Prior to the Expiration Date, each Stockholder, as the holder of voting stock of Parent, shall be present, in person or by proxy at all meetings of stockholders of Parent at which any matter referred to in this Section 2 is to be voted upon so that all Shares and New Shares are counted for the purposes of determining the presence of a quorum at such meetings.

   This Parent Voting Agreement is intended to bind Stockholder only with respect to the specific matters set forth herein, and shall not prohibit Stockholder from acting in accordance with Stockholder's fiduciary duties as an officer or director of Parent.

   3. Irrevocable Proxy. Each Stockholder hereby agrees to timely deliver to the Company a duly executed proxy in the form attached hereto as Annex A (the "Proxy"), such Proxy to cover the issued and outstanding Shares and all issued and outstanding New Shares in respect of which such Stockholder is the record holder and is entitled to vote at each meeting of the stockholders of Parent (including, without limitation, each written consent in lieu of a meeting) prior to the Expiration Date. In the event that any Stockholder is unable to provide any such Proxy in a timely manner, such Stockholder hereby grants the Company a power of attorney to execute and deliver such Proxy for and on behalf of such Stockholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of such Stockholder. Upon the execution of this Agreement by each Stockholder, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by such Stockholder with respect to voting of the Shares on the matters referred to in Section 2 and agrees not to (a) grant any subsequent proxies or powers of attorney with respect to the voting of the Shares, (b) deposit any of the Shares into a voting trust, or (c) enter into a voting agreement with respect to any of the Shares, until after the Expiration Date.

   4. Representations, Warranties and Covenants of Stockholder. Each Stockholder hereby represents, warrants and covenants to the Company as follows:

     (a) Such Stockholder has full power and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes the valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement by such Stockholder does not, and the performance of such Stockholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Shares or New Shares are or will be bound or affected.

     (b) Such Stockholder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares, or make any offer or agreement relating thereto, at any time prior to the Expiration Date other than to a transferee that agrees to be bound by the terms of this voting agreement and the proxy attached hereto. Each Stockholder understands and agrees that if such Stockholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Parent shall not, and each Stockholder hereby unconditionally and irrevocably instructs Parent to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or record such vote unless and until such Stockholder shall have complied with the terms of this Agreement.

     (c) Such Stockholder waives, as of the Effective Time, any claims it may have in its capacity as a stockholder and has no knowledge of any pending or threatened claims against the Parent by any other security holder of the Parent.

     (d) Until the Expiration Date, such Stockholder will not (and will use all requisite reasonable efforts to cause Parent, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by such Stockholder or them, not to): (i) solicit, initiate, encourage or take any other action to facilitate directly or indirectly, any proposal, plan or offer to acquire all or any part of the business, assets, capital stock or other securities of Parent, whether by merger, purchase of assets, purchase of stock or other securities, exclusive license, joint venture, or otherwise, or to liquidate Parent or otherwise distribute to the Stockholders of Parent all or any substantial part of the business, properties or capital stock of Parent (each, an "Opposing Proposal"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Opposing Proposal; (iii) furnish information concerning Parent's business, properties or assets to any corporation, partnership, person or other entity or group (other than the Company, or any associate, agent or representative of the Company) under any circumstances that could reasonably be expected to relate to an actual or potential Opposing Proposal; (iv) negotiate or enter into discussions or any agreement, directly or indirectly, with any entity or group with respect to any potential Opposing Proposal; or (v) otherwise cooperate in any way with, or assist or participate in any effort or attempt by any person with respect to, any Opposing Proposal. In the event Stockholder shall receive or become aware of any Opposing Proposal subsequent to the date hereof, Stockholder shall promptly inform the Company as to any such matter and the details thereof to the extent possible without breaching any other agreement to which Stockholder is a party or violating its fiduciary duties.

     (e) Stockholder agrees not to take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Stockholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

   5. Additional Documents. Each Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company, to carry out the purpose and intent of this Agreement.

   6. Consent and Waiver. Each Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have provided, however, that such Stockholder shall not be required by this Section 6 to give any consent or waiver in his or her capacity as a director or officer of Parent.

   7. Termination. This Agreement and the Proxy delivered in connection herewith and all obligations of each Stockholder hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date.

   8. Miscellaneous.

   8.1. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   8.2. Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Stockholder solely as a securityholder of Parent only with respect to the specific matters set forth herein.

   8.3. Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

   8.4. Specific Performance; Injunctive Relief. The parties hereto acknowledge that the Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to the Company upon any such violation, the Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the Company at law or in equity and each Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

   8.5. Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered by hand, (b) one business day after transmitted, if transmitted by a nationally recognized overnight courier service, (c) when telecopied, if telecopied (which is confirmed), or (d) three business days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses:

     (a) If to any Stockholder, at the address set forth below such Stockholder's signature at the end hereof.

     (b) if to Company, to:

       MAYAN NETWORKS CORPORATION
       2115 O'Nel Drive
       San Jose, CA 95131
       Attention: John Tingleff
       Facsimile No.: (408) 437-0181

       with a copy to:

       Brobeck, Phleger & Harrison LLP
       Two Embarcadero Place
       2200 Geng Road
       Palo Alto, CA 94303
       Attention: David Makarechian
       Facsimile No.: (650) 496-2715

  or to such other address as any party hereto may designate for itself by notice given as herein provided.

   8.6. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California without giving effect to the principles of conflicts or choice of law rules of any jurisdiction.

   8.7. Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

   8.8. Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   8.9. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.





                            [Signature Page Follows]

   IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

M-CO                                      STOCKHOLDER


By: _________________________________     _____________________________________
                                                       (Signature)

Name: _______________________________

                                          _____________________________________

Title: ______________________________          (Print Name of Stockholder)

                                          _____________________________________
                                                 (Print Street Address)

                                          _____________________________________
                                               (Print City, State and Zip)

                                          _____________________________________
                                                (Print Telephone Number)

                                          Total Number of Shares of Parent
                                          Common Stock owned directly on the
                                          date hereof:

                                          Common Stock: _______________________



                     [Signature Page to Irrevocable Proxy]

                                                                         ANNEX A

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                               ARIEL CORPORATION

   The undersigned stockholder of Ariel Corporation, a Delaware corporation ("Parent"), hereby irrevocably appoints the members of the Board of Directors of Mayan Networks Corporation, a California corporation ("Company"), and each of them, or any other designee of the Company, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to all of the issued and outstanding shares of capital stock of Parent that now are owned of record by the undersigned, (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares owned of record by the undersigned stockholder of Parent as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such Shares until after the Expiration Date (as defined below).

   This Irrevocable Proxy is irrevocable (to the fullest extent permitted by California law), is coupled with an interest, and is granted in consideration of the Company entering into that certain Agreement and Plan of Merger (the "Merger Agreement") by and between Parent and the Company, which Merger Agreement provides for the merger of the Company with and into Parent (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

   The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of Parent and in every written consent in lieu of such meeting:
(a) in favor of adoption of the Merger Agreement and the terms thereof, and each of the other transactions contemplated by the Merger Agreement, and any matter which would, or could reasonably be expected to, facilitate the Merger;
(b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement; (c) against any merger, consolidation or other business combination of Parent with, sale of assets or stock of Parent to, or reorganization or recapitalization involving Parent, other than as contemplated or permitted by the Merger Agreement; (d) against any liquidation, or winding up of Parent; and (e) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the certificate of incorporation or bylaws of Parent not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to the Company of the Merger or change in any manner the voting rights of any shares of Parent Capital Stock.

   The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

   All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

   This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated:       , 2001
                                          _____________________________________
                                          (Signature of Stockholder)

                                          _____________________________________
                                          (Print Name of Stockholder)

                                          _____________________________________
                                          Shares owned of record:

                                          ___________________________ shares of
                                          Parent Common Stock

                                                                    APPENDIX III

                            COMPANY VOTING AGREEMENT

   This COMPANY VOTING AGREEMENT (this "Agreement") is made and entered into as
of March   , 2001 between Ariel Corporation, a Delaware corporation ("Parent"
or "Mermaid"), and the undersigned shareholders (each a "Shareholder" and collectively the "Shareholders") of Mayan Networks Corporation, a California corporation ("Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

                                    RECITALS

   WHEREAS, pursuant to an Agreement and Plan of Merger dated as of March , 2001 between Parent and Company (such agreement as it may be amended is hereinafter referred to as the "Merger Agreement"), the Company will be merged with and into Parent and the shareholders of the Company will receive shares of Parent Common Stock as set forth in the Merger Agreement (the "Merger");

   WHEREAS, in order to induce Parent to enter into the Merger Agreement and consummate the Merger, the Company has agreed to use its reasonable efforts to cause certain shareholders of the Company to execute and deliver to Parent a Voting Agreement upon the terms set forth herein; and

   WHEREAS, each Shareholder is the owner of the number of shares of the capital stock of the Company indicated on the signature page of this Company Voting Agreement (the "Shares").

   NOW, THEREFORE, the parties agree as follows:

   1. Agreement to Retain Shares.

   1.1. Transfer and Encumbrance. Each Shareholder represents and warrants to Parent that (i) such Shareholder is a record or beneficial owner of the Shares, with power to vote the Shares or cause the Shares to be voted and, except as otherwise set forth on the signature page hereto, Shareholder (A) has held such Shares at all times since the date set forth on such signature page, and (B) did not acquire any Shares in contemplation of the Merger; (ii) the Shares set forth on the signature page hereto constitute such Shareholder's entire interest in the outstanding capital stock and voting securities of the Company, other than Shares that are subject to employee stock options; (iii) no other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares or any portion of such Shares; (iv) the Shares are and will be at all times up until the Expiration Date (as hereinafter defined) free and clear of any liens, claims, options, charges or other encumbrances; and (v) such Shareholder's address is accurately set forth on the signature page hereto.

   1.2. New Shares. Each Shareholder agrees that any shares of capital stock or voting securities of the Company ("New Shares") that such Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

   2. Agreement to Vote Shares and Take Certain Other Action. Prior to the Expiration Date, at every meeting of the shareholders of the Company at which any of the following matters is considered or voted upon, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company with respect to any of the following matters, each Shareholder shall vote the Shares and any New Shares: (a) in favor of adoption of the Merger Agreement and the terms thereof, and each of the other transactions contemplated by the Merger Agreement, and any matter which would, or could reasonably be expected to, facilitate the Merger and each of the transactions contemplated by the Merger Agreement; (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement; (c) against any merger, consolidation or other business combination of

                                     III-1
the Company with, sale of assets or stock of the Company to, or reorganization or recapitalization involving the Company, other than as contemplated or permitted by the Merger Agreement; (d) against any amendment to the articles of incorporation of the Company that relates to the issuance of additional shares of Company Common Stock in connection with any financing; (e) against any liquidation, or winding up of the Company; and (f) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the articles of incorporation or bylaws of the Company not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to Parent of the Merger or change in any manner the voting rights of any shares of Parent Capital Stock.

   Prior to the Expiration Date, each Shareholder, as the holder of voting stock of the Company, shall be present, in person or by proxy at all meetings of shareholders of the Company at which any matter referred to in this Section 2 is to be voted upon so that all Shares and New Shares are counted for the purposes of determining the presence of a quorum at such meetings.

   This Company Voting Agreement is intended to bind Shareholder only with respect to the specific matters set forth herein, and shall not prohibit Shareholder from acting in accordance with Shareholder's fiduciary duties as an officer or director of the Company.

   3. Irrevocable Proxy. Each Shareholder hereby agrees to timely deliver to Parent a duly executed proxy in the form attached hereto as Annex A (the "Proxy"), such Proxy to cover the issued and outstanding Shares and all issued and outstanding New Shares in respect of which such Shareholder is the record holder and is entitled to vote at each meeting of the shareholders of the Company (including, without limitation, each written consent in lieu of a meeting) prior to the Expiration Date. In the event that any Shareholder is unable to provide any such Proxy in a timely manner, such Shareholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of such Shareholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of such Shareholder. Upon the execution of this Agreement by each Shareholder, such Shareholder hereby revokes any and all prior proxies or powers of attorney given by such Shareholder with respect to voting of the Shares on the matters referred to in Section 2 and agrees not to (a) grant any subsequent proxies or powers of attorney with respect to the voting of the Shares, (b) deposit any of the Shares into a voting trust, or (c) enter into a voting agreement with respect to any of the Shares, until after the Expiration Date.

   4. Representations, Warranties and Covenants of Shareholder. Each Shareholder hereby represents, warrants and covenants to Parent as follows:

     (a) Such Shareholder has full power and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement by such Shareholder does not, and the performance of such Shareholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares or New Shares are or will be bound or affected.

     (b) Such Shareholder agrees not to transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares, or make any offer or agreement relating thereto, at any time prior to the Expiration Date other than to a transferee that agrees to be bound by the terms of this voting agreement

                                     III-2
  and the proxy attached hereto. Each Shareholder understands and agrees that if such Shareholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, the Company shall not, and each Shareholder hereby unconditionally and irrevocably instructs the Company to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or record such vote unless and until such Shareholder shall have complied with the terms of this Agreement.

     (c) Such Shareholder waives, as of the Effective Time, any claims it may have in its capacity as a shareholder and has no knowledge of any pending or threatened claims against the Company by any other security holder of the Company.

     (d) Shareholder agrees not to take any action that would make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

   5. Additional Documents. Each Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

   6. Consent and Waiver. Each Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which such Shareholder is a party or pursuant to any rights such Shareholder may have, provided, however, that such Shareholder shall not be required by this Section 6 to give any consent or waiver in his or her capacity as a director or officer of the Company.

   7. Termination. This Agreement and the Proxy delivered in connection herewith and all obligations of each Shareholder hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date.

   8. Miscellaneous.

   8.1. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   8.2. Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind each Shareholder solely as a securityholder of the Company only with respect to the specific matters set forth herein.

   8.3. Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

   8.4. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of each Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and each Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

                                     III-3

   8.5. Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered, if delivered by hand, (b) one business day after transmitted, if transmitted by a nationally recognized overnight courier service, (c) when telecopied, if telecopied (which is confirmed), or (d) three business days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses:

     (a) If to any Shareholder, at the address set forth below such Shareholder's signature at the end hereof.

     (b) if to Parent, to:

       Ariel Corporation
       2540 Route 130
       Cranbury, NJ 08512
       Attention: Dennis Schneider, President
       Facsimile No.: (609) 860-1674

       with a copy to:

       Steptoe & Johnson LLP
       1330 Connecticut Avenue, N.W.
       Washington, D.C. 20036
       Attention: Howard Stahl
       Facsimile No.: (202) 429-3902

or to such other address as any party hereto may designate for itself by notice given as herein provided.

   8.6. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California without giving effect to the principles of conflicts or choice of law rules of any jurisdiction.

   8.7. Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

   8.8. Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   8.9. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.


                            [Signature Page Follows]

                                     III-4

   IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

                                          SHAREHOLDER
ARIEL


                                          _____________________________________
By: _________________________________     (Signature)
Name: _______________________________

Title: ______________________________     _____________________________________

                                          (Print Name of Shareholder)

                                          _____________________________________
                                          (Print Street Address)

                                          _____________________________________
                                          (Print City, State and Zip)

                                          _____________________________________
                                          (Print Telephone Number)

Total Number of Shares of Company Common Stock owned directly on the date hereof:

Common Stock: _______________________




                     [Signature Page to Irrevocable Proxy]

                                     III-5

                                                                         ANNEX A

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                           MAYAN NETWORKS CORPORATION

   The undersigned shareholder of Mayan Networks Corporation, a California corporation ("Company"), hereby irrevocably appoints the members of the Board of Directors of Ariel Corporation, a Delaware corporation ("Parent"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the full extent that the undersigned is entitled to do so) with respect to all of the issued and outstanding shares of capital stock of the Company that now are owned of record by the undersigned, (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares owned of record by the undersigned shareholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to the voting of any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to such Shares until after the Expiration Date (as defined below).

   This Irrevocable Proxy is irrevocable (to the fullest extent permitted by California law), is coupled with an interest, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger (the "Merger Agreement") by and between Parent and the Company, which Merger Agreement provides for the merger of the Company with and into Parent (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

   The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting: (a) in favor of adoption of the Merger Agreement and the terms thereof, and each of the other transactions contemplated by the Merger Agreement, and any matter which would, or could reasonably be expected to, facilitate the Merger; (b) against approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement; (c) against any merger, consolidation or other business combination of the Company with, sale of assets or stock of the Company to, or reorganization or recapitalization involving the Company, other than as contemplated or permitted by the Merger Agreement; (d) against any liquidation, or winding up of the Company; and (e) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the articles of incorporation or bylaws of the Company not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to Parent of the Merger or change in any manner the voting rights of any shares of Company Capital Stock.

   The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

   All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                     III-6

   This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated:         , 2001

                                          _____________________________________
                                          (Signature of Shareholder)

                                          _____________________________________
                                          (Print Name of Shareholder)

                                          Shares owned of record:

                                          ___________________________ shares of
                                          Company Common Stock

                                     III-7

                                                                     APPENDIX IV

                           MAYAN NETWORKS CORPORATION

                                      DATE

Name
[Address]

  Re:  Employment and Non-Competition Agreement.

Dear [NAME]:

   You have been identified as a key employee of Ariel Corporation (the "Company") and hereby agree to continue your employment with the Company following the Closing (as that term is defined in the Agreement and Plan of Merger, dated March 28, 2001 (the "Merger Agreement"), by and between the Company and Mayan Networks Corporation ("Mayan Networks Corporation")) of the transactions contemplated by the Merger Agreement, on the following terms (the "Employment Agreement"):

   1. Employment.

     1.1  Position. You will start in a full-time position as             .
  You will report directly to the                   .

     1.2 Duties. You shall assume and discharge such duties as are mutually agreed upon by you and the Company and as are commensurate with your position.

     1.3Period of Employment. You agree to remain employed by the Company for a period of two years after the Closing (the "Initial Term"). Unless the Company or you give notice to the other within twenty calendar days prior to the expiration of the Initial Term, or any subsequent terms, of an intent not to renew this Employment Agreement, it shall automatically renew for an additional one year term and you would be deemed to have agreed to remain employed for an additional one year period. Notwithstanding the foregoing, the Company may terminate your employment at any time for any reason, with or without cause, by giving you written notice of such termination.

   2. Compensation and Benefits.

     2.1 Annual Salary. You will receive an annual base salary of
  $             , less all applicable deductions, payable in accordance with the Company's standard payroll schedule. Payment will begin as of the first standard payroll following the Closing.

     2.2 Employee Benefits. You will participate in all of the Company's employee benefits, benefit plans and programs for which you are eligible.

   3. Termination of Employment.

     3.1 Definitions. For purposes of this Employment Agreement:

       3.1.1 "Good Reason" for resignation shall exist if, without your consent, the Company requires you to relocate fifty (50) miles or more from your current place of work, and you resign within thirty (30) days of such relocation.

       3.1.2 "Cause" for a termination shall exist for any of the following reasons: (a) your failure to perform the duties of your position after receipt of a written warning; (b) any violation of this Employment Agreement or any confidentiality or proprietary information agreement with the Company; (c) any act of misconduct; (d) conviction of, or a plea of "guilty" or "no contest" to, a crime other than a traffic offense; (e) committing an act of fraud against, or the misappropriation of property belonging to the Company; or (f) your gross negligence in connection with your employment. A termination of your employment by the Company for any other reason will be a termination "Without Cause."

     3.2 Method of Termination. Your employment pursuant to this Employment Agreement shall terminate upon the first of the following to occur:

       3.2.1 Your death; or

       3.2.2 The date that written notice is deemed given by the Company to you that as a result of any physical or mental injury or disability, you are unable to perform the essential functions of your job, with or without reasonable accommodation. Such notice may be issued when the Company has reasonably determined that you have become unable to perform substantially your services and duties hereunder with or without reasonable accommodation because of any physical or mental injury or disability, and that it is reasonably likely that you will not be able to resume substantially performing your services and duties on substantially the terms and conditions as set forth in the Employment Agreement; or

       3.2.3 The date that written notice is deemed given or made by the Company to you that your employment is terminated; or

       3.2.4 The date that written notice is deemed given by you of your resignation.

     3.3 Notice of Termination. Any termination of your employment either by the Company or by you shall be communicated by written Notice of Termination to the other party hereto in accordance with this Employment Agreement.

     3.4 Effect of Termination Without Cause.

       3.4.1 If the Company terminates your employment "Without Cause" or you resign for "Good Reason" within the Initial Term, then the Company will continue your base salary as a severance payment until the earlier of (a) six months after the termination of your employment or (b) the date you begin employment with another employer. You will notify the Company in writing within ten days of your acceptance of any new employment. Upon such a termination, any shares subject to stock option(s) ("Options") to purchase shares of Common Stock, par value $.001 per share, of the Company ("Company Stock") that you hold at the time of your termination will vest as though you had continued employment for an additional two years after the termination date.

       3.4.2 If the Company terminates your employment "Without Cause" or you resign for "Good Reason" after the Initial Term, then the Company will continue your base salary as a severance payment until the earlier of (a) three months after the termination of your employment or (b) the date you begin employment with another employer. You will notify the Company in writing within ten days of your acceptance of any new employment. Upon such a termination, any shares subject to Options that you hold at the time of your termination will vest as though you had continued employment for an additional one year after the termination date.

       3.4.3 To receive any severance benefits, you must execute a general release (in a form prescribed by the Company) of all known and unknown claims that you may then have against the Company or persons affiliated with the Company, including any successor, and agree not to prosecute any legal action or other proceeding based upon any of such claims. The severance set forth herein will be in lieu of any entitlement you may have to notice of termination, pay in lieu of notice of termination, or any other severance payment from any other source. All benefits and future stock and option vesting would terminate as of the date of termination of your employment and any extended lock-up period applicable to any options accelerated under these provisions would remain in effect. You would, of course, be paid your salary through your date of termination and for the value of all unused paid time off earned through that date and allowed to continue your medical coverage at your own expense to the extent provided for by COBRA, but you would not be entitled to any additional payments or benefits except as set forth herein.

--------
1  Confirm that no restricted stock is outstanding.

     3.5 Effect of Termination or Resignation Prior to Expiration of the Initial Term. If you were to resign, except for Good Reason, or your employment were to be terminated for "Cause" within the Initial Term, then you would be paid all salary and benefits, as well as for the value of your unused paid time off, through the date of termination of your employment, but nothing else. Please be aware that your resignation for any reason within the Initial Term will be a material breach of this Employment Agreement.

   4. Option Repricing.

     4.1 Prior to Closing, the Company contemplates adopting a program pursuant to which certain vested and unvested Options you may hold will be cancelled and/or cashed-out and new Options with an exercise price equal to the fair market value on the date of grant will be granted in place thereof (the "Repricing").

     4.2 Notwithstanding the foregoing, if (a) you resign within 12 months of the Closing or (b) the Repricing is not completed prior to the Closing, this Section 4 will become null and void and the exercise price of your current Options will (i) be reinstated in the case of (a) above or
  (ii) remain in full force and effect in the case of (b) above.

   5. Waiver.

     5.1 You currently hold the following outstanding Options with acceleration provisions/1/:

                                                           Number of Outstanding
       Grant/Purchase Date     Exercise/Purchase Price         Option Shares
       -------------------     -----------------------     ---------------------
                                       $

     5.2 Under the terms of the Company's 1995 Stock Option Plan (the "Plan"), your Stock Option Agreement and/or your current employment and/or severance agreement, in the event of a change of control of the Company, certain outstanding Options you hold will vest in full. In order to complete the transactions contemplated by the Merger Agreement, the Company must have your agreement to waive any vesting acceleration you would otherwise have been entitled to under the terms of the Plan.

     5.3 In order to facilitate the Closing, and in consideration for the benefits you will receive pursuant to this Employment Agreement and as a result of the transactions contemplated by the Merger Agreement, you hereby knowingly and freely agree to the waiver of any acceleration of vesting of your Options that you may have been entitled to in connection with such transactions.

   6. Unvested Options.

     6.1 The shares of Company Stock subject to your outstanding Options which are unvested at the Closing (the "Unvested Option Shares"), will vest in a series of installments in accordance with the following vesting schedule:

       6.1.1 25% of the Unvested Option Shares shall vest upon your completion of one year of providing services for the Company as an employee, a member of the Company's Board of Directors or an independent consultant with the Company ("Service") measured from the date of the Closing;

       6.1.2 An additional 25% of the Unvested Option Shares shall vest upon your completion of one year of Service with the Company measured from the date of the first anniversary of the Closing; and

       6.1.3 The remaining 50% of the Unvested Option Shares shall vest in a series of 24 successive equal monthly installments upon your completion of each month of Service with the Company over the 24-month period measured from the date of the second anniversary of the Closing.

--------
2  These rules can be found at the website: http://adr.org/rules/employment/.

   7. Non-Competition.

     7.1 You agree that during your employment with the Company and continuing until one year after your termination date, you will not, as an employee, agent, consultant, advisor, independent contractor, general partner, officer, director, stockholder, investor, lender or guarantor of any corporation, partnership or other entity, or in any other capacity directly or indirectly;

       1. participate or engage in the design, development, manufacture, production, marketing, sale or servicing of any product, or the provision of any service, that directly relates to remote access systems (hereafter referred to as "the Business") in North America, Europe and Asia; or

       2. permit your name to be used in connection with a business which is competitive or substantially similar to the Business.

     7.2 Notwithstanding the foregoing, you may own, directly or indirectly, solely as an investment, up to one percent (1%) of any class of "publicly traded securities" of any business that is competitive or substantially similar to the Business. The term "publicly traded securities" shall mean securities that are traded on a national securities exchange or listed on the National Association of Securities Dealers Automated Quotation System.

     7.3 If any restriction set forth in this Section 7 is found by a court to be unreasonable, then you agree, and hereby submit, to the reduction and limitation of such prohibition to such area and/or period as shall be deemed reasonable. You acknowledge that the services that you will provide under this Employment Agreement are unique and that irreparable harm will be suffered by the Company in the event of the breach by you of any of your obligations under this Employment Agreement, and the Company will be entitled, in addition to its other rights, to enforce by an injunction or decree of specific performance the obligations set forth in this Employment Agreement. Any claims asserted by you against the Company shall not constitute a defense in any injunction action brought by the Company to obtain specific enforcement of this Section 7.

   8. Arbitration.

     8.1 We each agree that any and all disputes between us which arise out of or relate to your employment, the termination of your employment, or the terms of this Agreement shall be resolved through final and binding arbitration. Such arbitration shall be in lieu of any trial before a judge and/or jury, and you and the Company expressly waive all rights to have such disputes resolved via trial before a judge and/or jury. Such disputes shall include, without limitation, claims for breach of contract or of the covenant of good faith and fair dealing, claims of discrimination, claims under any federal, state or local law or regulation now in existence or hereinafter enacted and as amended from time to time concerning in any way the subject of your employment with the Company or its termination. The only claims not covered by this Agreement to arbitrate disputes are: (i) claims for benefits under unemployment insurance benefits under any state law; (ii) claims for workers' compensation benefits under any the Company workers' compensation insurance policy or fund; (iii) claims arising from or relating to Section 7 of this Agreement; and (iv) claims concerning the validity, infringement, ownership, or enforceability of any trade secret, patent right, copyright, trademark or any other intellectual property right, and any claim pursuant to or under any existing confidential/proprietary/trade secrets information and inventions agreement(s) such as but not limited to the Company's confidential/proprietary/trade secrets information and inventions agreement. With respect to such disputes, they shall not be subject to arbitration; rather, they will be resolved pursuant to applicable law.

     8.2 Arbitration shall be conducted in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association ("AAA Rules")/2/; provided, however, that the arbitrator shall allow the discovery authorized by California Code of Civil Procedure section 1282, et seq., or any other discovery required by applicable law in arbitration proceedings, including but not limited to discovery available under the applicable state and/or federal arbitration statutes. Also, to the extent that any of the AAA Rules or anything in this arbitration section conflicts with any arbitration procedures required by applicable law, the arbitration procedures required by applicable law shall govern.

     8.3 Arbitration will be conducted at a location of the Company's choosing, unless applicable law requires otherwise.

     8.4 During the course of the arbitration, you and the Company will each bear equally the arbitrator's fee and any other type of expense or cost of arbitration, unless applicable law requires otherwise, and each shall bear their own respective attorneys' fees incurred in connection with the arbitration. The arbitrator will not have authority to award attorneys' fees unless a statute or contract at issue in the dispute authorizes the award of attorneys' fees to the prevailing party. In such case, the arbitrator shall have the authority to make an award of attorneys' fees as required or permitted by the applicable statute or contract. If there is a dispute as to whether you or the Company is the prevailing party in the arbitration, the arbitrator will decide this issue.

     8.5 The arbitrator shall issue a written award that sets forth the essential findings of fact and conclusions of law on which the award is based. The arbitrator shall have the authority to award any relief authorized by law in connection with the asserted claims or disputes. The arbitrator's award shall be subject to correction, confirmation, or vacation, as provided by applicable law setting forth the standard of judicial review of arbitration awards. Judgment upon the arbitrator's award may be entered in any court having jurisdiction thereof.

   9. Other Agreements.

     9.1 You will be required, as a condition of the effectiveness of this Employment Agreement, to execute:

       9.1.1 The Company's confidential/proprietary/trade secrets information and inventions agreement.

       9.1.2 Any documentation Mayan Networks Corporation determines is advisable and/or necessary to execute in order to effectuate the agreements contained in Sections 4, 5 and 6.

   10. Miscellaneous.

     10.1 Notices. All notices, demands and requests required by this Employment Agreement shall be in writing and shall be deemed to have been given or made for all purposes (i) upon personal delivery, (ii) one day after being sent, when sent by professional overnight courier service,
  (iii) five days after posting when sent by registered or certified mail, or
  (iv) on the date of transmission when sent by telegraph, telex or other form of "hard copy" transmission, to either party hereto at the address set forth below or at such other address as either party may designate by notices pursuant to this Section 10.

     If to the Company, to:

     _________________________________________________________________________

     _________________________________________________________________________

     _________________________________________________________________________

     If to Executive, to:

     _________________________________________________________________________

     _________________________________________________________________________

     _________________________________________________________________________

     10.2 Effective Date. The terms of this Employment Agreement shall take effect immediately following the Closing.

     10.3 Governing Law. The provisions of this Employment Agreement shall be construed and interpreted under the laws of the State of New Jersey.

     10.4 Amendment. This Employment Agreement may be modified or amended only by written agreement signed by the President of the Company and you.

     10.5 Waivers. No waiver of any term or provision of this Employment Agreement will be valid unless such waiver is in writing signed by the party against whom enforcement of the waiver is sought. The waiver of any term or provision of the Employment Agreement shall not apply to any subsequent breach of this Employment Agreement.

     10.6 Counterparts. This Employment Agreement may be executed in several counterparts, each of which shall be deemed an original, but together they shall constitute one and the same instrument.

     10.7 Severability. The provisions of this Employment Agreement shall be deemed severable, and if any part of any provision is held illegal, void or invalid under applicable law, such provision may be changed to the extent reasonably necessary to make the provision, as so changed, legal, valid and binding. If any provision of this Employment Agreement is held illegal, void or invalid in its entirety, the remaining provisions of this Employment Agreement shall not in any way be affected or impaired but shall remain binding in accordance with their terms.

     10.8 Successors and Assigns. The provisions of this Employment Agreement will inure to the benefit of, and be binding upon, the Company and its successors and assigns and upon you and the legal representatives, heirs and legatees of your estate, whether or not any such person becomes a party to this Employment Agreement and agrees in writing to be bound by the terms hereof.

     10.9 Entire Agreement. This Employment Agreement and the Company's confidential/ proprietary/trade secrets information and inventions agreement, as well as any pre-existing stock, stock option and /or purchase agreement(s) between you and the Company, any amendments and waivers thereto, and any loan agreement(s) between you and the Company, will be the entire agreement relating to your employment with the Company. In addition, any confidential/proprietary/trade secrets information inventions agreement(s) between you and the Company, or any predecessor thereto, shall remain in effect as it pertains to subject matters existing prior to the Effective Date. These agreements supersede and replace any prior understandings or agreements, whether oral or written, between you and the Company regarding the subject matter described in this letter.

                                          THE COMPANY

                                          By: _________________________________

                                          Title: ______________________________

I have read and accept this employment offer:

_____________________________________
        Signature of Employee
Dated: ______________________________

                                                                      APPENDIX V

                                    ANNEX D

                           MARKET STANDOFF AGREEMENT

[Ariel Corporation/Mayan Networks Corporation]

   Re: Proposed Merger of Ariel Corporation and Mayan Networks Corporation

Ladies and Gentlemen:

   The undersigned understands that Mayan Networks Corporation, a California corporation ("Company") and Ariel Corporation, a Delaware corporation ("Parent") have entered into an Agreement and Plan of Merger, dated as of March 28, 2001 (the "Merger Agreement"), pursuant to which the Company will merge with and into Parent (the "Merger"). Capitalized terms not otherwise defined herein shall have the same meaning given to them in the Merger Agreement.

   In recognition of the benefit that the Merger will confer upon the undersigned as a securityholder, officer and/or director of [Parent/Company], and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with [Parent/Company], that, from the Effective Time until the one year anniversary of the Effective Time, the undersigned will not directly or indirectly (i) issue, offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Parent Common Stock or any securities convertible into or exchangeable or exercisable for Parent Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, including shares of Parent Common Stock received in the Merger or upon exercise of any option to purchase Company Common Stock that is assumed by Parent in the Merger or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Parent Common Stock or any securities convertible into or exchangeable for the Parent Common Stock, whether any such swap transaction is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise.

   The foregoing paragraph shall not apply to (a) transactions by any person relating to shares of Parent Common Stock or other securities acquired in open market transactions after the Effective Time, (b) transfers of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock to a member of the undersigned's family or to a trust of which the undersigned or a family member is the beneficiary (either one a "Transferee") provided that upon any such transfer, the Transferee shall sign a letter substantially similar to this letter agreement.

   The undersigned agrees and consents to the entry of stop transfer instructions with Parent's transfer agent against the transfer of shares of Parent Common Stock held by the undersigned unless such transfer is made in compliance with this Agreement. The undersigned understands and agrees that Parent shall be entitled to affix an appropriate legend to any certificate representing shares of Parent Common Stock reflecting the restrictions set forth in this Agreement.

   This Agreement is irrevocable and may only be amended in writing if agreed to by the vote of the Board of Directors of [Parent/Company].

   The undersigned agrees that the provisions of this letter agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

                                          Very truly yours,

Date: _______________________________     _____________________________________
                                          (Name of Entity or Individual-Please
                                                          Print)

                                          _____________________________________
                                                       (Signature)

                                          _____________________________________
                                          (Name of Person signing on behalf of
                                           Entity, if applicable-Please Print)

                                          _____________________________________
                                           (Title of Person signing on behalf
                                             of Entity, if applicable-Please
                                                          Print)

                                          On behalf of:

                                          _____________________________________
                                                    (Name of Entity)

                                                                     APPENDIX VI

                               ARIEL CORPORATION

                           2001 STOCK INCENTIVE PLAN

                                  ARTICLE ONE

                               GENERAL PROVISIONS

I. Purpose of the Plan

   This 2001 Stock Incentive Plan is intended to promote the interests of Ariel Corporation, a Delaware corporation, by providing eligible persons in the Corporation's service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to remain in such service.

   Capitalized terms shall have the meanings assigned to such terms in the attached Appendix.

II. Structure of the Plan

   A. The Plan shall be divided into three separate equity incentives programs:

    . the Discretionary Option Grant Program under which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock,

    . the Stock Issuance Program under which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly, either through the immediate purchase of such shares or as a bonus for services rendered the Corporation (or any Parent or Subsidiary), and

    . the Automatic Option Grant Program under which eligible non-employee
      Board members shall automatically receive option grants at designated intervals over their period of continued Board service.

   B. The provisions of Articles One and Five shall apply to all equity programs under the Plan and shall govern the interests of all persons under the Plan.

III. Administration of the Plan

   A. The Primary Committee shall have sole and exclusive authority to administer the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 Insiders. Administration of the Discretionary Option Grant and Stock Issuance Programs with respect to all other persons eligible to participate in those programs may, at the Board's discretion, be vested in the Primary Committee or a Secondary Committee, or the Board may retain the power to administer those programs with respect to all such persons. However, any discretionary option grants or stock issuances for members of the Primary Committee must be authorized by a disinterested majority of the Board.

   B. Members of the Primary Committee or any Secondary Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. The Board may also at any time terminate the functions of any Secondary Committee and reassume all powers and authority previously delegated to such committee.

   C. Each Plan Administrator shall, within the scope of its administrative functions under the Plan, have full power and authority (subject to the provisions of the Plan) to establish such rules and regulations as it may deem appropriate for proper administration of the Discretionary Option Grant and Stock Issuance Programs and to make such determinations under, and issue such interpretations of, the provisions of those programs and any outstanding options or stock issuances thereunder as it may deem necessary or advisable. Decisions of the Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Discretionary Option Grant and Stock Issuance Programs under its jurisdiction or any stock option or stock issuance thereunder.

   D. Service on the Primary Committee or the Secondary Committee shall constitute service as a Board member, and members of each such committee shall accordingly be entitled to full indemnification and reimbursement as Board members for their service on such committee. No member of the Primary Committee or the Secondary Committee shall be liable for any act or omission made in good faith with respect to the Plan or any option grants or stock issuances under the Plan.

   E. Administration of the Automatic Option Grant Program shall be self-executing in accordance with the terms of that program, and no Plan Administrator shall exercise any discretionary functions with respect to any option grants or stock issuances made under that program.

IV. Eligibility

   A. The persons eligible to participate in the Discretionary Option Grant and Stock Issuance Programs are as follows:

     (i) Employees,

     (ii) non-employee members of the Board or the board of directors of any Parent or Subsidiary, and

     (iii) consultants and other independent advisors who provide services to the Corporation (or any Parent or Subsidiary).

   B. Each Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full authority to determine, (i) with respect to the option grants under the Discretionary Option Grant Program, which eligible persons are to receive such grants, the time or times when those grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an Incentive Option or a Non-Statutory Option, the time or times when each option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which the option is to remain outstanding and (ii) with respect to stock issuances under the Stock Issuance Program, which eligible persons are to receive such issuances, the time or times when the issuances are to be made, the number of shares to be issued to each Participant, the vesting schedule (if any) applicable to the issued shares and the consideration for such shares.

   C. The Plan Administrator shall have the absolute discretion either to grant options in accordance with the Discretionary Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program.

   D. The individuals who shall be eligible to participate in the Automatic Option Grant Program shall be limited to (i) those individuals who first become non-employee Board members on or after the Plan Effective Date, whether through appointment by the Board or election by the Corporation's stockholders, and (ii) those individuals who continue to serve as non-employee Board members at one or more Annual Stockholders Meetings held after the Plan Effective Date. A non-employee Board member who has previously been in the employ of the Corporation (or any Parent or Subsidiary) shall not be eligible to receive an option grant under the Automatic Option Grant Program at the time he or she first becomes a non-employee Board member, but shall be eligible to receive periodic option grants under the Automatic Option Grant Program while he or she continues to serve as a non-employee Board member.

V. Stock Subject to the Plan

   A. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Corporation on the open market. The number of shares of Common Stock initially
reserved for issuance over the term of the Plan shall not exceed       shares.
Such reserve shall consist of (i)      /1/ shares, the number of shares that
remain available for issuance, as of the Plan Effective Date, under the Predecessor Plans, including the shares subject to outstanding options under the Predecessor Plans transferred to the Plan, (ii) plus an additional increase
of approximately       shares.

   B. The number of shares of Common Stock available for issuance under the Plan shall automatically increase on the first trading day of January each calendar year during the term of the Plan, beginning with calendar year 2002,
by an amount equal to     percent (  %) of the total number of shares of Common
Stock outstanding on the last trading day in December of the immediately preceding calendar year, but in no event shall any such annual increase exceed shares.

   C. No one person participating in the Plan may receive stock options, separately exercisable stock appreciation rights and direct stock issuances for
more than       shares of Common Stock in the aggregate per calendar year.

   D. Shares of Common Stock subject to outstanding options (including options transferred to this Plan from the Predecessor Plans) shall be available for subsequent issuance under the Plan to the extent (i) those options expire or terminate for any reason prior to exercise in full or (ii) the options are cancelled in accordance with the cancellation-regrant provisions of Article Two. Unvested shares issued under the Plan and subsequently cancelled or repurchased by the Corporation, at the original issue price paid per share, pursuant to the Corporation's repurchase rights under the Plan shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances under the Plan. However, should the exercise price of an option under the Plan be paid with shares of Common Stock or should shares of Common Stock otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise of an option or the vesting of a stock issuance under the Plan, then the number of shares of Common Stock available for issuance under the Plan shall be reduced by the gross number of shares for which the option is exercised or which vest under the stock issuance, and not by the net number of shares of Common Stock issued to the holder of such option or stock issuance. Shares of Common Stock underlying one or more stock appreciation rights granted pursuant to the Plan shall not be available for subsequent issuance under the Plan.

   E. If any change is made to the Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made by the Plan Administrator to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the Plan per calendar year, (iii) the number and/or class of securities for which grants are subsequently to be made under the Automatic Option Grant Program to new and continuing non-employee Board members, (iv) the number and/or class of securities and the exercise price per share in effect under each outstanding option under the Plan, (v) the number and/or class of securities and exercise price per share in effect under each outstanding option transferred to this Plan from the Predecessor Plans and (vi) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year pursuant to the provisions of Section V.B of this Article One. Such adjustments to the outstanding options are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such options. The adjustments determined by the Plan Administrator shall be final, binding and conclusive.
--------
1 Reserves: 600,000--1992 Plan; 250,000 for employees and 250,000 for non-employees--1994 Plan; 600,000--1995 Plan; 250,000--1996 Directors Plan;
   6,585,937 (pre-conversion)--Mayan Plan.

                                  ARTICLE TWO

                       DISCRETIONARY OPTION GRANT PROGRAM

I. Option Terms

   Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. Each document evidencing an Incentive Option shall, in addition, be subject to the provisions of the Plan applicable to such options.

   A. Exercise Price.

     1. The exercise price per share shall be fixed by the Plan Administrator but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

     2. The exercise price shall become immediately due upon exercise of the option and shall, subject to the provisions of Section I of Article Five and the documents evidencing the option, be payable in one or more of the forms specified below:

       (i) cash or check made payable to the Corporation,

       (ii) shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date, or

       (iii) to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

     Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

   B. Exercise and Term of Options. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of ten (10) years measured from the option grant date.

   C. Effect of Termination of Service.

     1. The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

       (i) Any option outstanding at the time of the Optionee's cessation of Service for any reason shall remain exercisable for such period of time thereafter as shall be determined by the Plan Administrator and set forth in the documents evidencing the option, but no such option shall be exercisable after the expiration of the option term.

       (ii) Any option held by the Optionee at the time of death and exercisable in whole or in part at that time may be subsequently exercised by the personal representative of the Optionee's estate or by the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or by the Optionee's designated beneficiary or beneficiaries of that option.

       (iii) Should the Optionee's Service be terminated for Misconduct or should the Optionee otherwise engage in Misconduct while holding one or more outstanding options under this Article Two, then all those options shall terminate immediately and cease to be outstanding.

       (iv) During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Service, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

     2. The Plan Administrator shall have complete discretion, exercisable either at the time an option is granted or at any time while the option remains outstanding, to:

       (i) extend the period of time for which the option is to remain exercisable following the Optionee's cessation of Service from the limited exercise period otherwise in effect for that option to such greater period of time as the Plan Administrator shall deem appropriate, but in no event beyond the expiration of the option term, and/or

       (ii) permit the option to be exercised, during the applicable post-Service exercise period, not only with respect to the number of vested shares of Common Stock for which such option is exercisable at the time of the Optionee's cessation of Service but also with respect to one or more additional installments in which the Optionee would have vested had the Optionee continued in Service.

   D. Stockholder Rights. The holder of an option shall have no stockholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price and become a holder of record of the purchased shares.

   E. Repurchase Rights. The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock. Should the Optionee cease Service while holding such unvested shares, the Corporation shall have the right to repurchase, at the exercise price paid per share, any or all of those unvested shares. The terms upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the document evidencing such repurchase right.

   F. Limited Transferability of Options. During the lifetime of the Optionee, Incentive Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or the laws of inheritance following the Optionee's death. Non-Statutory Options shall be subject to the same restriction, except that a Non-Statutory Option may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's family or to a trust established exclusively for one or more such family members or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. Notwithstanding the foregoing, the Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Two, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

II. Incentive Options

   The terms specified below shall be applicable to all Incentive Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two and Five shall be applicable to Incentive Options. Options which are specifically designated as Non-Statutory Options when issued under the Plan shall not be subject to the terms of this Section II.

   A. Eligibility. Incentive Options may only be granted to Employees.

   B. Dollar Limitation. The aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may for the first time become exercisable as Incentive Options during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two (2) or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

   C. 10% Stockholder. If any Employee to whom an Incentive Option is granted is a 10% Stockholder, then the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date, and the option term shall not exceed five (5) years measured from the option grant date.

III. Corporate Transaction/Change in Control

   A. In the event of any Corporate Transaction, each outstanding option under the Discretionary Option Grant Program shall automatically accelerate so that each such option shall, immediately prior to the effective date of that Corporate Transaction, become exercisable for all the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully vested shares of Common Stock. However, an outstanding option shall not become exercisable on such an accelerated basis if and to the extent:
(i) such option is, in connection with the Corporate Transaction, to be assumed by the successor corporation (or parent thereof) or (ii) such option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing at the time of the Corporate Transaction on any shares for which the option is not otherwise at that time exercisable and provides for subsequent payout of that spread in accordance with the same exercise/vesting schedule applicable to those option shares or (iii) the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of the option grant.

   B. All outstanding repurchase rights under the Discretionary Option Grant Program shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent: (i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction or (ii) such accelerated vesting is precluded by other limitations imposed by the Plan Administrator at the time the repurchase right is issued. To the extent the holders of Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the Corporate Transaction, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction for unvested shares of Common Stock and be assigned the Corporation's repurchase rights as to those unvested shares.

   C. Immediately following the consummation of the Corporate Transaction, all outstanding options under the Discretionary Option Grant Program shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

   D. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments to reflect such Corporate Transaction shall also be made to (i) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same, (ii) the maximum number and/or class of securities available for issuance over the remaining term of the Plan and (iii) the maximum number and/or class of securities for which any one person may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances under the Plan per calendar year and (iv) the maximum number and/or class of securities by which the share reserve is to increase automatically each calendar year. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the assumption of the outstanding options under the Discretionary Option Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction.

   E. The Plan Administrator shall have the discretionary authority to structure one or more outstanding options under the Discretionary Option Grant Program so that those options shall, immediately prior to the effective date of such Corporate Transaction, become exercisable for all the shares of Common Stock at the time subject to those options and may be exercised for any or all of those shares as fully vested shares of Common Stock, whether or not those options are to be assumed in the Corporate Transaction. In addition, the Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Discretionary Option Grant Program so that those rights shall not be assignable in connection with such Corporate Transaction and shall accordingly terminate upon the consummation of such Corporate Transaction, and the shares subject to those terminated rights shall thereupon vest in full.

   F. The Plan Administrator shall have full power and authority to structure one or more outstanding options under the Discretionary Option Grant Program so that those options shall become exercisable for all the shares of Common Stock at the time subject to those options in the event the Optionee's Service is subsequently terminated by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Corporate Transaction in which those options are assumed and do not otherwise accelerate. In addition, the Plan Administrator may structure one or more of the Corporation's repurchase rights so that those rights shall immediately terminate with respect to any shares held by the Optionee at the time of his or her Involuntary Termination, and the shares subject to those terminated repurchase rights shall accordingly vest in full at that time.

   G. The Plan Administrator shall have the discretionary authority to structure one or more outstanding options under the Discretionary Option Grant Program so that those options shall, immediately prior to the effective date of a Change in Control, become exercisable for all the shares of Common Stock at the time subject to those options and may be exercised for any or all of those shares as fully vested shares of Common Stock. In addition, the Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Discretionary Option Grant Program so that those rights shall terminate automatically upon the consummation of such Change in Control, and the shares subject to those terminated rights shall thereupon vest in full. Alternatively, the Plan Administrator may condition the automatic acceleration of one or more outstanding options under the Discretionary Option Grant Program and the termination of one or more of the Corporation's outstanding repurchase rights under such program upon the subsequent termination of the Optionee's Service by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of such Change in Control.

   H. The portion of any Incentive Option accelerated in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Nonstatutory Option under the Federal tax laws.

   I. The outstanding options shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.  Cancellation and Regrant of Options

   The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Discretionary Option Grant Program (including outstanding options incorporated from the Predecessor Plans) and to grant in substitution new options covering the same or a different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date.

V. Stock Appreciation Rights

   A. The Plan Administrator shall have full power and authority to grant to selected Optionees tandem stock appreciation rights and/or limited stock appreciation rights.

   B. The following terms shall govern the grant and exercise of tandem stock appreciation rights:

     (i) One or more Optionees may be granted the right, exercisable upon such terms as the Plan Administrator may establish, to elect between the exercise of the underlying option for shares of Common Stock and the surrender of that option in exchange for a distribution from the Corporation in an amount equal to the excess of (a) the Fair Market Value (on the option surrender date) of the number of shares in which the Optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (b) the aggregate exercise price payable for such shares.

     (ii) No such option surrender shall be effective unless it is approved by the Plan Administrator, either at the time of the actual option surrender or at any earlier time. If the surrender is so approved, then the distribution to which the Optionee shall be entitled may be made in shares of Common Stock valued at Fair Market Value on the option surrender date, in cash, or partly in shares and partly in cash, as the Plan Administrator shall in its sole discretion deem appropriate.

     (iii) If the surrender of an option is not approved by the Plan Administrator, then the Optionee shall retain whatever rights the Optionee had under the surrendered option (or surrendered portion thereof) on the option surrender date and may exercise such rights at any time prior to the later of (a) five (5) business days after the receipt of the rejection notice or (b) the last day on which the option is otherwise exercisable in accordance with the terms of the documents evidencing such option, but in no event may such rights be exercised more than ten (10) years after the option grant date.

   C. The following terms shall govern the grant and exercise of limited stock appreciation rights:

     (i) One or more Section 16 Insiders may be granted limited stock appreciation rights with respect to their outstanding options.

     (ii) Upon the occurrence of a Hostile Take-Over, each individual holding one or more options with such a limited stock appreciation right shall have the unconditional right (exercisable for a thirty (30)-day period following such Hostile Take-Over) to surrender each such option to the Corporation. In return for the surrendered option, the Optionee shall receive a cash distribution from the Corporation in an amount equal to the excess of (A) the Take-Over Price of the shares of Common Stock at the time subject to such option (whether or not the option is otherwise at that time vested and exercisable for those shares) over (B) the aggregate exercise price payable for those shares. Such cash distribution shall be paid within five (5) days following the option surrender date.

     (iii) At the time such limited stock appreciation right is granted, the Plan Administrator shall pre-approve any subsequent exercise of that right in accordance with the terms of this Paragraph C. Accordingly, no further approval of the Plan Administrator or the Board shall be required at the time of the actual option surrender and cash distribution.

                                 ARTICLE THREE

                             STOCK ISSUANCE PROGRAM

I. Stock Issuance Terms

   Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals or the satisfaction of specified Service requirements.

   A. Purchase Price.

     1. The purchase price per share shall be fixed by the Plan
  Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the issuance date.

     2. Subject to the provisions of Section I of Article Five, shares of Common Stock may be issued under the Stock Issuance Program for any of the following items of consideration which the Plan Administrator may deem appropriate in each individual instance:

       (i) cash or check made payable to the Corporation, or

       (ii) past services rendered to the Corporation (or any Parent or Subsidiary).

   B. Vesting Provisions.

     1. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more installments over the Participant's period of Service or upon attainment of specified performance objectives. The elements of the vesting schedule applicable to any unvested shares of Common Stock issued under the Stock Issuance Program shall be determined by the Plan Administrator and incorporated into the Stock Issuance Agreement. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to share right awards which entitle the recipients to receive those shares upon the attainment of designated performance goals or the satisfaction of specified Service requirements.

     2. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) which the Participant may have the right to receive with respect to the Participant's unvested shares of Common Stock by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Corporation's receipt of consideration shall be issued subject to (i) the same vesting requirements applicable to the Participant's unvested shares of Common Stock and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

     3. The Participant shall have full stockholder rights with respect to any shares of Common Stock issued to the Participant under the Stock Issuance Program, whether or not the Participant's interest in those shares is vested. Accordingly, the Participant shall have the right to vote such shares and to receive any regular cash dividends paid on such shares.

     4. Should the Participant cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Corporation for cancellation, and the Participant shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the Participant for consideration paid in cash or cash equivalent (including the Participant's purchase-money indebtedness), the Corporation shall repay to the Participant the cash consideration paid for the surrendered shares and shall cancel the unpaid principal balance of any outstanding purchase-money note of the Participant attributable to the surrendered shares.

     5. The Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the Participant's Service or the non-attainment of the performance objectives applicable to those shares. Such waiver shall result in the immediate vesting of the Participant's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

     6. Outstanding share right awards under the Stock Issuance Program shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those awards, if the performance goals or Service requirements established for such awards are not attained or satisfied. The Plan Administrator, however, shall have the discretionary authority to issue shares of Common Stock under one or more outstanding share right awards as to which the designated performance goals or Service requirements have not been attained or satisfied.

II. Corporate Transaction/Change in Control

   A. All of the Corporation's outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent (i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction or (ii) such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Agreement. To the extent the holders of Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the Corporate Transaction, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction for unvested shares of Common Stock and be assigned the Corporation's repurchase rights as to those unvested shares.

   B. The Plan Administrator shall have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Stock Issuance Program so that those rights shall automatically terminate in whole or in part, and the shares of Common Stock subject to those terminated rights shall immediately vest, in the event the Participant's Service should subsequently terminate by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of any Corporate Transaction in which those repurchase rights are assigned to the successor corporation (or parent thereof).

   C. The Plan Administrator shall also have the discretionary authority to structure one or more of the Corporation's repurchase rights under the Stock Issuance Program so that those rights shall automatically terminate in whole or in part, and the shares of Common Stock subject to those terminated rights shall immediately vest, either upon the occurrence of a Change in Control or upon the subsequent termination of the Participant's Service by reason of an Involuntary Termination within a designated period (not to exceed eighteen (18) months) following the effective date of that Change in Control.

III. Share Escrow/Legends

   Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Corporation until the Participant's interest in such shares vests or may be issued directly to the Participant with restrictive legends on the certificates evidencing those unvested shares.

                                 ARTICLE FOUR

                        AUTOMATIC OPTION GRANT PROGRAM

I. Option Terms

   A. Grant Dates. Option grants shall be made on the dates specified below:

     1. Each individual who is first elected or appointed as a non-employee Board member on or after the Plan Effective Date shall automatically be granted, on the date of such initial election or appointment, a Non-
  Statutory Option to purchase                shares of Common Stock,
  provided that individual has not previously been in the employ of the Corporation or any Parent or Subsidiary.

     2. On the date of each Annual Stockholders Meeting held after the Plan Effective Date, each individual who is to continue to serve as a non-employee Board member, whether or not that individual is standing for re-election to the Board at that particular Annual Meeting, shall automatically be granted a Non-Statutory Option to purchase shares of Common Stock, provided such individual has served as a non-employee Board member for at least six (6) months. There shall be no limit
  on the number of such            -share option grants any one non-employee
  Board member may receive over his or her period of Board service, and non-employee Board members who have previously been in the employ of the Corporation (or any Parent or Subsidiary) or who have otherwise received one or more stock option grants from the Corporation prior to the Plan Effective Date shall be eligible to receive one or more such annual option grants over their period of continued Board service.

   B. Exercise Price.

     1. The exercise price per share shall be equal to one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

     2. The exercise price shall be payable in one or more of the alternative forms authorized under the Discretionary Option Grant Program. Except to the extent the sale and remittance procedure specified thereunder is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

   C. Option Term. Each option shall have a term of ten (10) years measured from the option grant date.

   D. Exercise and Vesting of Options. Each option shall be immediately exercisable for any or all of the option shares. However, any unvested shares purchased under the option shall be subject to repurchase by the Corporation, at the exercise price paid per share, upon the Optionee's cessation of Board service prior to vesting in those shares. The shares subject to each initial option grant shall vest, and the Corporation's repurchase right shall lapse, in a series of four (4) successive equal annual installments upon the Optionee's completion of each year of service as a Board member over the four
(4)-year period measured from the option grant date. The shares subject to each annual option grant shall vest in one installment upon the Optionee's completion of the one (1)-year period of service measured from the grant date.

   E. Limited Transferability of Options. Each option under this Article Four may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's family or to a trust established exclusively for one or more such family members or to Optionee's former spouse, to the extent such assignment is in connection with the Optionee's estate plan or pursuant to a domestic relations order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate. The Optionee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding options under this Article Four, and those options shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Optionee's death while holding those options. Such beneficiary or beneficiaries shall take the transferred options subject to all the terms and conditions of the applicable agreement evidencing each such transferred option, including (without limitation) the limited time period during which the option may be exercised following the Optionee's death.

   F. Termination of Board Service. The following provisions shall govern the exercise of any options held by the Optionee at the time the Optionee ceases to serve as a Board member:

     (i) The Optionee (or, in the event of Optionee's death, the personal representative of the Optionee's estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance or the designated beneficiary or beneficiaries of such option) shall have a twelve (12)-month period following the date of such cessation of Board service in which to exercise each such option.

     (ii) During the twelve (12)-month exercise period, the option may not be exercised in the aggregate for more than the number of vested shares of Common Stock for which the option is exercisable at the time of the Optionee's cessation of Board service.

     (iii) Should the Optionee cease to serve as a Board member by reason of death or Permanent Disability, then all shares at the time subject to the option shall immediately vest so that such option may, during the twelve
  (12)-month exercise period following such cessation of Board service, be exercised for any or all of those shares as fully vested shares of Common Stock.

     (iv) In no event shall the option remain exercisable after the expiration of the option term. Upon the expiration of the twelve (12)-month exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. However, the option shall, immediately upon the Optionee's cessation of Board service for any reason other than death or Permanent Disability, terminate and cease to be outstanding to the extent the option is not otherwise at that time exercisable for vested shares.

II. Corporate Transaction/Change in Control/Hostile Take-Over

   A. In the event of a Corporate Transaction while the Optionee remains a Board member, the shares of Common Stock at the time subject to each outstanding option held by such Optionee under this Automatic Option Grant Program but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all the option shares as fully vested shares of Common Stock and may be exercised for any or all of those vested shares. Immediately following the consummation of the Corporate Transaction, each automatic option grant shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof).

   B. In the event of a Change in Control while the Optionee remains a Board member, the shares of Common Stock at the time subject to each outstanding option held by such Optionee under this Automatic Option Grant Program but not otherwise vested shall automatically vest in full so that each such option shall, immediately prior to the effective date of the Change in Control, become exercisable for all the option shares as fully vested shares of Common Stock and may be exercised for any or all of those vested shares. Each such option shall remain exercisable for such fully vested option shares until the expiration or sooner termination of the option term or the surrender of the option in connection with a Hostile Take-Over.

   C. All outstanding repurchase rights under this under this Automatic Option Grant Program shall automatically terminate, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction or Change in Control.

   D. Upon the occurrence of a Hostile Take-Over while the Optionee remains a Board member, such Optionee shall have a thirty (30)-day period in which to surrender to the Corporation each of his or her outstanding options under this Automatic Option Grant Program. The Optionee shall in return be entitled to a cash distribution from the Corporation in an amount equal to the excess of (i) the Take-Over Price of the shares of Common Stock at the time subject to each surrendered option (whether or not the Optionee is otherwise at the time vested in those shares) over (ii) the aggregate exercise price payable for such shares. Such cash distribution shall be paid within five (5) days following the surrender of the option to the Corporation. No approval or consent of the Board or any Plan Administrator shall be required at the time of the actual option surrender and cash distribution.

   E. Each option which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. To the extent the actual holders of the Corporation's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Corporate Transaction, the successor corporation may, in connection with the assumption of the outstanding options under the Automatic Option Grant Program, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Corporate Transaction.

   F. The grant of options under the Automatic Option Grant Program shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

III. Remaining Terms

   The remaining terms of each option granted under the Automatic Option Grant Program shall be the same as the terms in effect for option grants made under the Discretionary Option Grant Program.

                                  ARTICLE FIVE

                                 MISCELLANEOUS

I. Financing

   The Plan Administrator may permit any Optionee or Participant to pay the option exercise price under the Discretionary Option Grant Program or the purchase price of shares issued under the Stock Issuance Program by delivering a full-recourse, interest-bearing promissory note payable in one or more installments. The terms of any such promissory note (including the interest rate and the terms of repayment) shall be established by the Plan Administrator in its sole discretion. In no event may the maximum credit available to the Optionee or Participant exceed the sum of (i) the aggregate option exercise price or purchase price payable for the purchased shares (less the par value of such shares) plus (ii) any Federal, state and local income and employment tax liability incurred by the Optionee or the Participant in connection with the option exercise or share purchase.

II. Tax Withholding

   A. The Corporation's obligation to deliver shares of Common Stock upon the exercise of options or the issuance or vesting of such shares under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

   B. The Plan Administrator may, in its discretion, provide any or all holders of Non-Statutory Options or unvested shares of Common Stock under the Plan (other than the options granted or the shares issued under the Automatic Option Grant Program) with the right to use shares of Common Stock in satisfaction of all or part of the Withholding Taxes to which such holders may become subject in connection with the exercise of their options or the vesting of their shares. Such right may be provided to any such holder in either or both of the following formats:

   Stock Withholding: The election to have the Corporation withhold, from the shares of Common Stock otherwise issuable upon the exercise of such Non-Statutory Option or the vesting of such shares, a portion of those shares with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the holder.

   Stock Delivery: The election to deliver to the Corporation, at the time the Non-Statutory Option is exercised or the shares vest, one or more shares of Common Stock previously acquired by such holder (other than in connection with the option exercise or share vesting triggering the Withholding Taxes) with an aggregate Fair Market Value equal to the percentage of the Withholding Taxes (not to exceed one hundred percent (100%)) designated by the holder.

III. Effective Date and Term of the Plan

   A. The Plan shall become effective on the Plan Effective Date. Options may be granted under the Discretionary Option Grant at any time on or after the Plan Effective Date, and the initial option grants under the Automatic Option Grant Program shall also be made on the Plan Effective Date to any non-employee Board members eligible for such grants at that time. However, no options granted under the Plan may be exercised, and no shares shall be issued under the Plan, until the Plan is approved by the Corporation's stockholders. If such stockholder approval is not obtained within twelve (12) months after the date the Plan is first adopted by the Board, then all options previously granted under this Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan.

   B. The Plan shall serve as the successor to the Predecessor Plans, and no further option grants or direct stock issuances shall be made under the Predecessor Plans after the Effective Time. All options outstanding under the Predecessor Plans on the Plan Effective Date shall be transferred to the Plan at that time and shall be treated as outstanding options under the Plan. However, each outstanding option so transferred shall continue to be governed solely by the terms of the documents evidencing such option, and no provision of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such transferred options with respect to their acquisition of shares of Common Stock.

   C. One or more provisions of the Plan, including (without limitation) the option/vesting acceleration provisions of Article Two relating to Corporate Transactions and Changes in Control, may, in the Plan Administrator's discretion, be extended to one or more options incorporated from the Predecessor Plans which do not otherwise contain such provisions.

   D. The Plan shall terminate upon the earliest to occur of (i) the tenth anniversary of the Plan Effective Date, (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully vested shares or (iii) the termination of all outstanding options in connection with a Corporate Transaction. Should the Plan terminate on the tenth anniversary of the Plan Effective Date, then all option grants and unvested stock issuances outstanding at that time shall continue to have force and effect in accordance with the provisions of the documents evidencing such grants or issuances.

IV. Amendment of the Plan

   A. The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects. However, no such amendment or modification shall adversely affect the rights and obligations with respect to stock options or unvested stock issuances at the time outstanding under the Plan unless the Optionee or the Participant consents to such amendment or modification. In addition, certain amendments may require stockholder approval pursuant to applicable laws or regulations.

   B. Options to purchase shares of Common Stock may be granted under the Discretionary Option Grant Program and shares of Common Stock may be issued under the Stock Issuance Program that are in each instance in excess of the number of shares then available for issuance under the Plan, provided any excess shares actually issued under those programs shall be held in escrow until there is obtained stockholder approval of an amendment sufficiently increasing the number of shares of Common Stock available for issuance under the Plan. If such stockholder approval is not obtained within twelve (12) months after the date the first such excess issuances are made, then (i) any unexercised options granted on the basis of such excess shares shall terminate and cease to be outstanding and (ii) the Corporation shall promptly refund to the Optionees and the Participants the exercise or purchase price paid for any excess shares issued under the Plan and held in escrow, together with interest (at the applicable Short Term Federal Rate) for the period the shares were held in escrow, and such shares shall thereupon be automatically cancelled and cease to be outstanding.

V. Use of Proceeds

   Any cash proceeds received by the Corporation from the sale of shares of Common Stock under the Plan shall be used for general corporate purposes.

VI. Regulatory Approvals

   A. The implementation of the Plan, the granting of any stock option under the Plan and the issuance of any shares of Common Stock (i) upon the exercise of any granted option or (ii) under the Stock Issuance Program shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the stock options granted under it and the shares of Common Stock issued pursuant to it.

   B. No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any Stock Exchange (or the Nasdaq National Market, if applicable) on which Common Stock is then listed for trading.

VII. No Employment/Service Rights

   Nothing in the Plan shall confer upon the Optionee or the Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee or the Participant, which rights are hereby expressly reserved by each, to terminate such person's Service at any time for any reason, with or without cause.

                                    APPENDIX

   The following definitions shall be in effect under the Plan:

   A. Automatic Option Grant Program shall mean the automatic option grant program in effect under Article Four of the Plan.

   B. Board shall mean the Corporation's Board of Directors.

   C. Change in Control shall mean a change in ownership or control of the Corporation effected through either of the following transactions:

     (i) the acquisition, directly or indirectly by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders, or

     (ii) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

   D. Code shall mean the Internal Revenue Code of 1986, as amended.

   E. Common Stock shall mean the Corporation's common stock.

   F. Corporate Transaction shall mean either of the following stockholder-approved transactions to which the Corporation is a party:

     (i) a merger, consolidation or other reorganization, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Corporation's outstanding voting securities immediately prior to such transaction, or

     (ii) the sale, transfer or other disposition of all or substantially all of the Corporation's assets in complete liquidation or dissolution of the Corporation.

   G. Corporation shall mean Ariel Corporation, a Delaware corporation, and any corporate successor to all or substantially all of the assets or voting stock of Ariel Corporation which has by appropriate action assumed all outstanding obligations under the Plan.

   H. Discretionary Option Grant Program shall mean the discretionary option grant program in effect under Article Two of the Plan.

   I. Employee shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

   J. Exercise Date shall mean the date on which the Corporation shall have received written notice of the option exercise.

   K. Fair Market Value per share of Common Stock on any relevant date shall be determined in accordance with the following provisions:

     (i) If the Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the Nasdaq National Market and published in The Wall Street Journal. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

     (ii) If the Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange and published in The Wall Street Journal. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

     (iii) If the Common Stock is at the time neither listed on any Stock Exchange nor traded on the Nasdaq National Market, then the Fair Market Value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.

   L. Hostile Take-Over shall mean the acquisition, directly or indirectly, by any person or related group of persons (other than the Corporation or a person that directly or indirectly controls, is controlled by, or is under common control with, the Corporation) of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Corporation's outstanding securities pursuant to a tender or exchange offer made directly to the Corporation's stockholders which the Board does not recommend such stockholders to accept.

   M. Incentive Option shall mean an option which satisfies the requirements of Code Section 422.

   N. Involuntary Termination shall mean the termination of the Service of any individual which occurs by reason of:

     (i) such individual's involuntary dismissal or discharge by the Corporation (or any Parent or Subsidiary) for reasons other than Misconduct, or

     (ii) such individual's voluntary resignation following (A) a change in his or her position with the Corporation (or any Parent or Subsidiary) which materially reduces his or her duties and responsibilities or the level of management to which he or she reports, (B) a reduction in his or her level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of such individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without the individual's written consent.

   O. Misconduct shall mean the commission of any act of fraud, embezzlement or dishonesty by the Optionee or Participant, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by such person adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not in any way preclude or restrict the right of the Corporation (or any Parent or Subsidiary) to discharge or dismiss any Optionee, Participant or other person in the Service of the Corporation (or any Parent or Subsidiary) for any other acts or omissions, but such other acts or omissions shall not be deemed, for purposes of the Plan, to constitute grounds for termination for Misconduct.

   P. 1934 Act shall mean the Securities Exchange Act of 1934, as amended.

   Q. Non-Statutory Option shall mean an option not intended to satisfy the requirements of Code Section 422.

   R. Optionee shall mean any person to whom an option is granted under the Discretionary Option Grant or Automatic Option Grant Program.

   S. Parent shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

   T. Participant shall mean any person who is issued shares of Common Stock under the Stock Issuance Program.

   U. Permanent Disability or Permanently Disabled shall mean the inability of the Optionee or the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more. However, solely for purposes of the Automatic Option Grant Program, Permanent Disability or Permanently Disabled shall mean the inability of the non-employee Board member to perform his or her usual duties as a Board member by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.

   V. Plan shall mean the Ariel Corporation 2001 Stock Incentive Plan, as set forth in this document.

   W. Plan Administrator shall mean the particular entity, whether the Primary Committee, the Board or the Secondary Committee, which is authorized to administer the Discretionary Option Grant and Stock Issuance Programs with respect to one or more classes of eligible persons, to the extent such entity is carrying out its administrative functions under those programs with respect to the persons under its jurisdiction.

   X. Plan Effective Date shall mean the date the merger of Mayan Networks Corporation with and into the Corporation becomes effective pursuant to the
Agreement and Plan of Merger between those entities dated March      , 2001.

   Y. Predecessor Plans shall mean the following equity incentive plans: (i) the Ariel Corporation 1992 Stock Option and Restricted Stock Plan, (ii) the Ariel Corporation 1994 Stock Option Plan, (iii) the Ariel Corporation 1995 Stock Option Plan, (iv) the Ariel Corporation 1996 Directors Stock Option Plan and (v) the Mayan Networks Corporation 1998 Stock Option/Stock Issuance Plan, as each such plan is in effect immediately prior to the Plan Effective Date.

   Z. Primary Committee shall mean the committee of two (2) or more non-employee Board members appointed by the Board to administer the Discretionary Option Grant and Stock Issuance Programs with respect to Section 16 Insiders.

   AA. Secondary Committee shall mean a committee of one or more Board members appointed by the Board to administer the Discretionary Option Grant and Stock Issuance Programs with respect to eligible persons other than Section 16 Insiders.

   BB. Section 16 Insider shall mean an officer or director of the Corporation subject to the short-swing profit liabilities of Section 16 of the 1934 Act.

   CC. Service shall mean the performance of services for the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor, except to the extent otherwise specifically provided in the documents evidencing the option grant or stock issuance.

   DD. Stock Exchange shall mean either the American Stock Exchange or the New York Stock Exchange.

   EE. Stock Issuance Agreement shall mean the agreement entered into by the Corporation and the Participant at the time of issuance of shares of Common Stock under the Stock Issuance Program.

   FF. Stock Issuance Program shall mean the stock issuance program in effect under Article Three of the Plan.

   GG. Subsidiary shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

   HH. Take-Over Price shall mean the greater of (i) the Fair Market Value per share of Common Stock on the date the option is surrendered to the Corporation in connection with a Hostile Take-Over or (ii) the highest reported price per share of Common Stock paid by the tender offeror in effecting such Hostile Take-Over. However, if the surrendered option is an Incentive Option, the Take-Over Price shall not exceed the clause (i) price per share.

   II. 10% Stockholder shall mean the owner of stock (as determined under Code
Section 424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).

   JJ. Withholding Taxes shall mean the Federal, state and local income and employment withholding taxes, determined in each instance at the minimum statutory rate, to which the holder of Non-Statutory Options or unvested shares of Common Stock may become subject in connection with the exercise of those options or the vesting of those shares.

                                                                    APPENDIX VII

                      [Needham & Company, Inc. Letterhead]

March 28, 2001

The Board of Directors
Ariel Corporation
2540 Route 130
Cranbury, NJ 08512

Members of the Board:

   We understand that Ariel Corporation (the "Company") and Mayan Networks Corporation ("Mayan") propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Mayan will be merged with and into the Company, with the Company as the surviving corporation. Concurrently with the execution of the Merger Agreement, we understand that the Company and Mayan will enter into a bridge loan agreement pursuant to which Mayan will provide to the Company certain bridge financing (the "Bridge Loan"). The terms of the Merger and the Bridge Loan will be set forth more fully in the Merger Agreement and related documents.

   Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each outstanding share of common stock, $.0001 par value, of Mayan (the "Mayan Common Stock") will be converted into the right to receive such number of shares of common stock, $.001 par value, of the Company (the "Company Common Stock") equal to the Exchange Ratio set forth in the Merger Agreement (the "Exchange Ratio") such that immediately after the Merger the number of shares of Ariel Common Stock issued or issuable to former holders of Mayan Common Stock and holders of options and warrants to purchase Mayan Common Stock equals approximately 90% of the total number of shares of the Company Common Stock on a fully diluted basis (excluding for purposes of such calculation shares issuable upon conversion of Mayan's 5 1/2% Convertible Subordinated Notes due 2005).

   You have asked us to advise you as to the fairness, from a financial point of view, of the Exchange Ratio to the Company. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by the Company as financial advisor to render this opinion in connection with the Merger and will receive a fee for our services, none of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

   For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated March 28, 2001, (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company and Mayan furnished to us by the Company and Mayan; (iii) held discussions with members of management of the Company and Mayan concerning their current and future business prospects;
(iv) reviewed and discussed with the management of the Company and Mayan certain historical financial statements and financial forecasts and projections prepared by such respective management teams; (v) reviewed the historical stock prices and trading volumes of the Company Common Stock; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company and Mayan; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant;

                                     VII-1

The Board of Directors
Ariel Corporation
March 28, 2001
Page 2

(viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate. In addition, we have held discussions with certain members of the Company's management concerning the Company's views as to: anticipated adverse effects on the Company's business, assets, liabilities, operations and prospects that the Company believes would occur if the Company were not to enter into the Merger Agreement and the Bridge Loan; the liquidity position of the Company and its ability to continue as a going concern; the Company's anticipated inability to remedy its liquidity shortfall and the substantial risk of the Company becoming insolvent and seeking the protection of state insolvency or federal bankruptcy law; the anticipated substantial adverse effects on the Company's stockholders and present and potential employees, business partners and lenders that would result from such insolvency or concerns about the potential for it; and the anticipated benefits that would arise from entering into the Merger Agreement and the Bridge Loan, including the substantial lessening of such liquidity and solvency concerns.

   In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information publicly available or furnished to or otherwise reviewed by or discussed with us for purposes of rendering this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent (i) that the Merger will be accounted for as a purchase for financial reporting purposes; (ii) that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, (iii) any material liabilities (contingent or otherwise, known or unknown) of the Company and Mayan are set forth in the consolidated financial statements of the Company and Mayan, respectively; (iv) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated March 28, 2001; (v) that the Aggregate Share Number (as defined in the Merger Agreement) will be no greater than 169,500,000; and (vi) the Merger would be consummated on a timely basis in the manner contemplated in the Merger Agreement. With respect to the Company's and Mayan's financial forecasts and information relating to the joint prospects of the combined companies, we have assumed for purposes of our opinion that such forecasts and information have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and Mayan of the future operating and financial performance of the Company and Mayan and the combined companies. We express no opinion with respect to such forecasts or information or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained an independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company and Mayan. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio and does not address the Company's underlying business decision to engage in the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company, or the effect of any other transaction in which the Company might engage. Our opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the proposed Merger.

   We are not expressing any opinion as to what the value of Company Common Stock will be when issued pursuant to the Merger or the price at which Company Common Stock will trade at any time. We express no opinion as to the Company's solvency nor are we expressing any opinion on the Company's ability to continue as a going concern should the Merger not be consummated.

   In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided financial advisory services to the Company unrelated to the proposed Merger, and have received compensation for those services.


                                     VII-2

The Board of Directors
Ariel Corporation
March 28, 2001
Page 3

   This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Company from a financial point of view.

                                          Very truly yours,

                                          /s/ Needham & Company, Inc.

                                          Needham & Company, Inc.

                                     VII-3

                                                                   APPENDIX VIII

                                 March 28, 2001

Special Committee of the Board of Directors of MAYAN Networks Corporation 2115 O'Nel Drive
San Jose, CA 95131

Members of the Special Committee:

   We understand that MAYAN Networks Corporation (the "Company") and Ariel Corporation ("Acquiror") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide, among other things, for the merger (the "Merger") of the Company with and into the Acquiror. Upon consummation of the Merger, the separate corporate existence of the Company shall cease and Acquiror shall continue as the surviving corporation. Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated March 27, 2001 (the "Draft Agreement"), at the effective time of the Merger, the outstanding shares of common stock of the Company, par value $0.0001 per share, as well as outstanding shares of preferred stock of the Company, par value $0.0001 per share, on an as-converted basis ("Company Common Stock") other than certain shares to be canceled pursuant to the Agreement, will be converted into the right to receive up to 168,305,346 shares, as adjusted pursuant to the Draft Agreement, of the common stock of Acquiror, par value $0.001 per share ("Acquiror Common Stock"). The Exchange Ratio shall be the quotient obtained by dividing 168,305,346 shares, as adjusted pursuant to the Draft Agreement, of Acquiror Common Stock by the Aggregate Common Number, as such term is defined in the Draft Agreement. The terms and conditions of the Merger are set out more fully in the Draft Agreement.

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to the "Holders of Company Common Stock." The "Holders of Company Common Stock" shall be defined as all holders of Company Common Stock other than Acquiror, any affiliates of Acquiror or any holders of Company Common Stock who are officers or directors (or who have representatives serving as directors) of the Company.

   For purposes of this opinion we have, among other things:

  (i) reviewed certain publicly available financial statements and other business and financial information of Acquiror;

  (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning (a) the Company prepared by the management of the Company and (b) Acquiror prepared by the managements of Acquiror and the Company, respectively;

  (iii) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined, including discussions with the managements of the Company and Acquiror concerning cost savings and other synergies that are expected to result from the Merger as well as their views regarding the strategic rationale for the Merger;

  (iv) reviewed the financial terms and conditions set forth in the Draft Agreement;

  (v)    reviewed the stock price and trading history of Acquiror Common
         Stock;

  (vi) compared the financial performance of the Company and Acquiror and the prices and trading activity of Acquiror Common Stock with that of certain other publicly traded companies comparable with the Company and Acquiror, respectively;

                                     VIII-1

  (vii) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

  (viii) reviewed the pro forma impact of the Merger on the Company's revenue per share and cash earnings per share;

  (ix) prepared an analysis of the relative contributions of the Company and Acquiror to the combined company;

  (x) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

   In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for Acquiror and the Company (including projections with respect to operations of the combined companies following the Merger) that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the managements of Acquiror and Company, respectively, as to the future financial condition and performance of the Company and Acquiror, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We understand that the trading price of Acquiror Common Stock has periodically over the past several months fallen below the minimum bid price as required by Nasdaq Marketplace Rule 4310(c)(4). As such, we have made no assumptions relating to a possible delisting of Acquiror Common Stock in performing our analysis.

   This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. We have assumed with your consent for purposes of our analysis that the value of the common stock of Acquiror to be received in the proposed Merger is equal to the closing trading price of the common stock of Acquiror as of March 27, 2001, and we express no opinion or view on the value of the common stock of Acquiror. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of Company Common Stock of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or
(iii) what the value of Acquiror Common Stock will be when issued to the Company's stockholders pursuant to the Merger or the price at which the shares of Acquiror Common Stock that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that the Company's Board of Directors or Special Committee has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Merger. Our opinion does not address any legal or accounting matters, as to which we understand that Acquiror obtained such advice as it deemed necessary from qualified professionals.

                                     VIII-2

   In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third-parties regarding alternatives to the Merger.

   We are acting as financial advisor to the Company in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. We acted as the placement agent for the Company's sale of $75,000,000 of convertible subordinated securities on October 20, 2000. Pursuant to our role as placement agent and market maker in such securities, as of the date hereof, we hold a portion of such securities worth approximately $5,000,000. In the ordinary course of business, we may trade in Acquiror's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in Acquiror's securities.

   Our opinion expressed herein is provided for the information of the Special Committee of the Board of Directors of the Company in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company or Acquiror as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

   Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of Company Common Stock from a financial point of view.

                                          Very truly yours,

                                          ROBERTSON STEPHENS, INC.

                                          /s/ Robertson Stephens, Inc.
                                          -------------------------------------

                                     VIII-3

                                                                     APPENDIX IX

                                (Form of Proxy)
                               Ariel Corporation
          PROXY FOR SPECIAL MEETING OF STOCKHOLDERS--           , 2001
       (This Proxy is solicited by the Board of Directors of the Company)

  The undersigned stockholder of Ariel Corporation hereby appoints
               and                      , and each of them, with full power of
substitution, proxies to vote the shares of stock which the undersigned could vote if personally present at the Special Meeting of Stockholders of Ariel
Corporation to be held at            a.m., local time, on                  ,
2001, at                                                 .

  1. APPROVAL OF THE MERGER AGREEMENT AMONG ARIEL CORPORATION AND MAYAN NETWORKS CORPORATION.

                 [_] FOR         [_] AGAINST        [_] ABSTAIN

  2. APPROVAL AND ADOPTION OF AN AMENDMENT TO ARIEL'S RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK
     FROM         TO        , AFTER GIVING EFFECT TO THE ONE FOR     REVERSE
     STOCK SPLIT WHICH IS EXPECTED TO OCCUR IMMEDIATELY PRIOR TO THE EFFECTIVE
     TIME OF THE MERGER, AND TO EFFECT THE ONE FOR    REVERSE SPLIT OF THE
     ARIEL'S COMMON STOCK, TO BE EFFECTIVE IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER.

                 [_] FOR         [_] AGAINST        [_] ABSTAIN

  3. APPROVAL OF THE IMPLEMENTATION OF THE 2001 STOCK INCENTIVE PLAN.

                 [_] FOR         [_] AGAINST        [_] ABSTAIN

  4. ELECTION OF ARIEL DIRECTORS: MESSRS. AGNELLO, GOEI, PAUL, BURLINSON, FUCHS, SCHNEIDER AND ATLAS.

   [_] FOR ALL NOMINEES     [_] WITHHOLD AUTHORITY TO
   VOTE     [_] EXCEPTIONS*

   * INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED.



  5. IN THEIR DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

   UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1, PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4.

     Please date and sign exactly as your name appears on the envelope in which this material was mailed. If shares are held jointly, each stockholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the stockholder is a corporation, please sign full corporate name by an authorized officer. If the stockholder is a partnership, please sign full partnership name by an authorized person.

                                             ----------------------
                                             Name(s) of
                                             Stockholder

                                             ----------------------
                                             Signature(s) of
                                             Stockholder

                                             Dated: _______________

                                                                      APPENDIX X

                                (Form of Proxy)
                           MAYAN NETWORKS CORPORATION
         PROXY FOR SPECIAL MEETING OF STOCKHOLDERS--            , 2001
       (This Proxy is solicited by the Board of Directors of the Company)

  The undersigned shareholder of MAYAN Networks Corporation hereby appoints
                   and                      , and each of them, with full power
of substitution, proxies to vote the shares of stock which the undersigned could vote if personally present at the Special Meeting of Shareholders of
MAYAN Networks Corporation to be held at            a.m., local time, on
                  2001, at                                                 .

  1. APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AMONG ARIEL CORPORATION AND MAYAN NETWORKS CORPORATION.

                   [_] FOR      [_] AGAINST      [_] ABSTAIN

  2. FOR THE HOLDERS OF MAYAN PREFERRED STOCK, VOTING SEPARATELY FOR EACH SERIES OF PREFERRED STOCK, APPROVAL OF THE VOLUNTARY CONVERSION OF PREFERRED STOCK INTO COMMON STOCK PURSUANT TO ARTICLE III, SECTION B(4)(B)(II) OF MAYAN'S AMENDED AND RESTATED ARTICLES OF INCORPORATION.

                   [_] FOR      [_] AGAINST      [_] ABSTAIN



   UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND PROPOSAL 2.

   Please date and sign exactly as your name appears on the envelope in which this material was mailed. If shares are held jointly, each shareholder should sign. Executors, administrators, trustees, etc. should use full title and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by an authorized officer. If the shareholder is a partnership, please sign full partnership name by an authorized person.

                                             ----------------------
                                             Name(s) of
                                             Stockholder

                                             ----------------------
                                             Signature(s) of
                                             Stockholder

                                             Dated: _______________

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Restated Certificate of Incorporation and Restated Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Registrant also intends to maintain director and officer liability insurance.

Item 21. Exhibits and Financial Statement Schedules


 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  2.1(1) Agreement and Plan of Merger by and between Ariel Corporation and
          MAYAN Networks Corporation

  3.1(2) Restated Certificate of Incorporation

  3.2(2) Certificate of Amendment of Certificate of Incorporation

  3.3(2) Restated Bylaws

  5.1*   Opinion of Paul & Rosen LLP regarding the validity of the securities to be issued

  8.1*   Opinion of Brobeck, Phleger & Harrison LLP regarding certain tax aspects of the merger

 10.1(2) 1994 Stock Option Plan

 10.2(3) 1995 Stock Option Plan

 10.3(4) 1996 Stock Option Plan

 10.4(3) Lease for Cranbury premises

 10.5+   Lease Extension for Cranbury premises

 10.6+   Employment Agreement of Dennis Schneider dated May 2000

 10.7    Form of Market Standoff Agreement (attached as Appendix V to the Joint
          Proxy Statement/ Prospectus forming a part of this registration statement)

 10.8    Form of Employment Agreement (attached as Appendix IV to the Joint
          Proxy Statement/Prospectus forming a part of this registration statement)

 10.9    Form of Ariel Corporation 2001 Stock Incentive Plan (attached as
          Appendix VI to the Joint Proxy Statement/Prospectus forming part of this registration statement)

 10.10+ Form of Promissory Note, dated March 28, 2001, by Ariel Corporation, as borrower, to MAYAN Networks Corporation, as lender

 10.11+  Form of Security Agreement between Ariel Corporation and MAYAN
          Networks Corporation

 10.12+  Form of Intellectual Property Security Agreement between Ariel
          Corporation and MAYAN Networks Corporation

 21.1+   Subsidiaries of Ariel Corporation

 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants

 23.2    Consent of Paul & Rosen LLP (included in Exhibit 5.1)

 23.3    Consent of Deloitte & Touche LLP

 Exhibit
 Number                          Description of Document
 -------                         -----------------------

 23.4*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.1)

 24.1+   Power of Attorney

 99.1+   Consent of Needham & Company, Inc., financial advisor to Ariel
          Corporation

 99.2+   Consent of Robertson Stephens, Inc., financial advisor to MAYAN
          Networks Corporation

 99.3(5) Parent Voting Agreement between MAYAN Networks Corporation and certain stockholders of Ariel Corporation

 99.4 Form of Company Voting Agreement between Ariel Corporation and certain shareholders of MAYAN Networks Corporation (attached as Appendix III to the Joint Proxy Statement/Prospectus forming part of this registration statement)

--------
 *   To be filed by amendment

 +   Previously filed


(1) Previously filed as an exhibit to the Form 8-K filed with the Commission by the Registrant on April 5, 2001 and incorporated herein by reference.

(2) Previously filed as an exhibit to the registration statement, File No. 33-87286, and incorporated herein by reference.

(3) Previously filed as an exhibit to the registration statement, File No. 33-99814, and incorporated herein by reference.


(4) Previously filed as an exhibit to the registration statement, File No. 333-5196, and incorporated herein by reference.


(5) Previously filed as an exhibit to Form 13D filed with the Commission by the Registrant on April 9, 2001 and incorporated herein by reference.


Item 22. Undertakings

   (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (2) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (4) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cranbury, state of New Jersey, on July 26, 2001.


                                          ARIEL CORPORATION
                                            (Registrant)

                                                  /s/ Dennis Schneider
                                          By: _________________________________
                                                     Dennis Schneider,
                                                  Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             Signature                           Title                 Date
             ---------                           -----                 ----

      /s/ Dennis Schneider           President, Principal          July 26, 2001
____________________________________  Executive Officer and
          Dennis Schneider            Director

                 *                   Vice President--Finance,      July 26, 2001
____________________________________  Principal Financial Officer
          John R. Loprete             and Accounting Officer


                 *                   Director                      July 26, 2001
____________________________________
           Harold W. Paul

                 *                   Director                      July 26, 2001
____________________________________
           Esmond T. Goei

                 *                   Director                      July 26, 2001
____________________________________
        Robert F. Burlinson
                 *                   Director                      July 26, 2001
____________________________________
            Ira H. Fuchs

                 *                   Director                      July 26, 2001
____________________________________
            Jay H. Atlas

                 *                   Director                      July 26, 2001
____________________________________
         Anthony M. Agnello


   /s/ Dennis Schneider


*By: _____________________


     Dennis Schneider


     Attorney-in-Fact